      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 31, 1996

                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                        HAYES WHEELS INTERNATIONAL, INC.

             (Exact name of Registrant as specified in its charter)

                                    DELAWARE
                          (State or other jurisdiction
                       of incorporation or organization)
                                      3714
                          (Primary Standard Industrial
                          Classification Code Number)
                                   13-3384636
                                (I.R.S. Employer
                              Identification No.)

                            38481 HURON RIVER DRIVE
                            ROMULUS, MICHIGAN 48174
                                 (313) 941-2000
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                            DANIEL M. SANDBERG, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            38481 HURON RIVER DRIVE
                            ROMULUS, MICHIGAN 48174
                                 (313) 941-2000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   Copies to:

                             ROBERT B. PINCUS, ESQ.
                      SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                               ONE RODNEY SQUARE
                           WILMINGTON, DELAWARE 19801
                             LOUIS B. GOLDMAN, ESQ.
                                ALTHEIMER & GRAY
                       10 SOUTH WACKER DRIVE, SUITE 4000
                            CHICAGO, ILLINOIS 60606
                              DAVID A. KATZ, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement which relates to the merger (the "Merger") of MWC Holdings, Inc. ("Holdings"), with and into Hayes Wheels International, Inc. (the "Company"), pursuant to the Merger Agreement described herein.
                            ------------------------

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with
General Instruction G, check the following box.     / /

                        CALCULATION OF REGISTRATION FEE

- ---------------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------------
                                                                    PROPOSED           PROPOSED
                                                                    MAXIMUM            MAXIMUM           AMOUNT OF
         TITLE OF EACH CLASS OF               AMOUNT TO BE       OFFERING PRICE       AGGREGATE         REGISTRATION
      SECURITIES TO BE REGISTERED              REGISTERED          PER SHARE        OFFERING PRICE          FEE
- ---------------------------------------------------------------------------------------------------------------------
                                               11,611,300
Common Stock, $.01 par value............       shares(1)              N.A.         $561,896,517(2)       $84,755(3)
- ---------------------------------------------------------------------------------------------------------------------
Warrants to purchase Common Stock.......   1,150,000 warrants         (4)          $     (4)           $    (4)
- ---------------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------------

(1) Based on the maximum number of shares of New Common Stock, assuming the exercise of all currently outstanding options to purchase shares of Company Common Stock issued by the Company. Includes 814,400 shares to be issued to K-H Corporation, a wholly-owned subsidiary of Varity Corporation, which shares may be offered or sold by K-H Corporation pursuant to the Joint Proxy Statement/Prospectus included in this Registration Statement.
(2) Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended (the "Securities Act"), and computed pursuant to Rule 457(f) under the Securities Act by multiplying $31.125, the average of the high and low sales prices of Company Common Stock on May 29, 1996 reported on the NYSE, by 18,052,900, the number of Company Common Shares outstanding at the close of business on May 29, 1996, assuming the exercise of all then outstanding options to purchase Company Common Stock and adding such product to the par value of the Holdings Common Stock pursuant to Rule 457(f)(2).
(3) Pursuant to Rule 457(b) under the Securities Act, $109,004 of the registration fee was paid on April 17, 1996 in connection with the filing of preliminary joint proxy materials.
(4) This Registration Statement covers the Warrants to be issued by the Company in connection with the Merger. Such Warrants are to be issued for no additional consideration, and therefore no additional registration fee is required.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE
ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                        HAYES WHEELS INTERNATIONAL, INC.

                             CROSS-REFERENCE TABLE

        CROSS REFERENCE SHEET BETWEEN ITEMS OF FORM S-4 AND JOINT PROXY
                              STATEMENT/PROSPECTUS
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K.

 ITEM                                                       CAPTION OR LOCATION IN
NUMBER             ITEM IN FORM S-4                    JOINT PROXY STATEMENT/PROSPECTUS
- ------   ------------------------------------  ------------------------------------------------
   1.    Forepart of Registration Statement
         and Outside Front Cover Page of
         Prospectus..........................  Facing Page, Cross Reference Table and Outside
                                               Front Cover Page of Joint Proxy
                                               Statement/Prospectus
   2.    Inside Front and Outside Back Cover
         Pages of Prospectus.................  Table of Contents, "Available Information" and
                                               "Incorporation of Documents by Reference"
   3.    Risk Factors, Ratio of Earnings to
         Fixed Charges and Other
         Information.........................  "Summary," "Risk Factors," "Pro Forma Combined
                                               Condensed Financial Statements and Certain Other
                                               Information" and "Additional Information
                                               Concerning Holdings"
   4.    Terms of the Transaction............  "Summary," "The Merger," "Certain Provisions of
                                               the Merger Agreement," "Certain Other
                                               Agreements," "Stockholders' Rights of
                                               Appraisal," "Management of Surviving
                                               Corporation," "Description of Capital Stock,"
                                               "Comparison of Stockholder Rights," Annex I,
                                               Annex II and Annex III
   5.    Pro Forma Financial Information.....  "Summary," "Pro Forma Combined Condensed
                                               Financial Statements and Certain Other
                                               Information"
   6.    Material Contacts with the Company
         Being Acquired......................  "The Merger"
   7.    Additional Information Required for
         Reoffering by Persons and Parties
         Deemed to be Underwriters...........  "The Merger -- Resales of New Common Stock and
                                               Warrants" and "Selling Stockholder"
   8.    Interests of Named Experts and
         Counsel.............................  "Experts" and "Legal Opinions"
   9.    Disclosure of Commission Position
         Indemnification for Securities Act
         Liabilities.........................                         *
  10.    Information with Respect to S-3
         Registrants.........................  "Summary," "Risk Factors," "Incorporation of
                                               Certain Documents by Reference" and "Pro Forma
                                               Combined Condensed Financial Statements and
                                               Certain Other Information"
  11.    Incorporation of Certain Information
         by Reference........................  "Incorporation of Certain Documents by
                                               Reference"
  12.    Information with Respect to S-2 or
         S-3 Registrants.....................                         *

 ITEM                                                       CAPTION OR LOCATION IN
NUMBER             ITEM IN FORM S-4                    JOINT PROXY STATEMENT/PROSPECTUS
- ------   ------------------------------------  ------------------------------------------------
  13.    Incorporation of Certain Information
         by Reference........................                         *
  14.    Information with Respect to
         Registrants Other Than S-3 or S-2
         Registrants.........................                         *
  15.    Information with Respect to S-3
         Companies...........................                         *
  16.    Information with Respect to S-2 or
         S-3 Companies.......................                         *
  17.    Information with Respect to
         Companies Other Than S-3 or S-2
         Companies...........................  "Summary," "Pro Forma Combined Condensed
                                               Financial Statements and Certain Other
                                               Information," "Additional Information Concerning
                                               Holdings" and "Index to Financial Statements"
  18.    Information if Proxies, Consents or
         Authorizations Are to Be
         Solicited...........................  Outside Front Cover Page, "Incorporation of
                                               Certain Documents by Reference," "Summary,"
                                               "Company Special Meeting," "Holdings Special
                                               Meeting," "The Merger," "Stockholder's Rights of
                                               Appraisal" and "Stockholder Proposals"
  19.    Information if Proxies, Consents or
         Authorizations Are Not to Be
         Solicited or in an Exchange Offer...                         *

- -------------------------
* Not applicable or answer is in the negative

                                                               Hayes Wheels Logo

                                                                    May 31, 1996

Dear Stockholder:

     You are cordially invited to attend a Special Meeting (the "Special Meeting") of Stockholders of Hayes Wheels International, Inc. (the "Company") to be held at The Fairlane Club, 5000 Fairlane Woods Drive, Dearborn, Michigan, on Tuesday, July 2, 1996 at 10:00 a.m. local time. The doors will open at 9:00 a.m.

     At the Special Meeting, you will be asked to consider and vote on the approval and adoption of an Agreement and Plan of Merger dated as of March 28, 1996 (the "Merger Agreement"), between MWC Holdings, Inc., a Delaware corporation ("Holdings"), and the Company, providing for the merger (the "Merger") of Holdings with and into the Company. The Company will be the Surviving Corporation in the Merger (as such, the "Surviving Corporation"), and Motor Wheel Corporation, an Ohio corporation and a wholly-owned subsidiary of Holdings, will become a wholly-owned subsidiary of the Surviving Corporation. Pursuant to the Merger Agreement: (i) each outstanding share of common stock, par value $.01 per share, of the Company ("Company Common Stock"), other than shares held by the Company or its subsidiaries (which will be cancelled) and shares for which appraisal rights are perfected under Delaware law, will be converted into the right to receive $28.80 in cash and one-tenth of one share of common stock, par value $.01 per share, of the Surviving Corporation ("New Common Stock"); (ii) each outstanding share of common stock, par value $.01 per share, of Holdings, other than shares held by Holdings or its subsidiaries (which will be cancelled) and shares for which appraisal rights are perfected under Delaware law, will be converted into the right to receive 8,231.76 shares of New Common Stock and 3,029.29 warrants, each warrant entitling the holder thereof to purchase one share of New Common Stock at a price of $48.00 during the period commencing on the fourth anniversary of the effective time of the Merger and ending on the seventh anniversary thereof; and (iii) each outstanding share of Series A Preferred Stock, par value $.01 per share, of the Company, which shares will be sold to certain investors immediately prior to the Merger as part of the financing for the Merger, will be converted into the right to receive 31.25 shares of New Common Stock.

     AFTER CAREFUL CONSIDERATION, THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. In determining to approve and recommend approval and adoption of the Merger Agreement, the Board of Directors carefully reviewed and considered the terms and conditions of the proposed Merger, as well as a number of other factors, including the opinion of Goldman, Sachs & Co. ("Goldman Sachs") as to the fairness of the consideration to be received by the holders of Company Common Stock pursuant to the Merger. The full text of the opinion of Goldman Sachs, which sets forth the assumptions made, matters considered and limits on review undertaken, is attached as Annex II to the accompanying Joint Proxy Statement/Prospectus.

     The Merger and the Merger Agreement are more fully described in the accompanying Joint Proxy Statement/Prospectus. In view of the importance of the action to be taken at the Special Meeting, we urge you to read this material carefully. If you have any questions regarding any of the foregoing, please call Georgeson & Company, Inc., our proxy solicitation agent, toll free at (800) 223-2064 or collect at (212) 440-9800.

     K-H Corporation ("K-H"), an indirect wholly-owned subsidiary of Varity Corporation and the holder of approximately 46.3% of the outstanding shares of Company Common Stock, has granted a proxy (the "Varity Proxy") to certain directors of Holdings to vote K-H's shares of Company Common Stock for approval and adoption of the Merger Agreement and against any proposal or transaction which could prevent or delay the consummation of the transactions contemplated by the Merger Agreement, and Holdings has agreed to cause its representatives to attend and vote at the Special Meeting in accordance with the Varity Proxy.

     Pursuant to the Delaware General Corporation Law (the "DGCL"), holders of Company Common Stock who do not vote in favor of the Merger Agreement and who comply with the requirements of Section 262 of the DGCL will have, if the Merger is consummated, the right to seek appraisal of their shares of Company Common Stock. For a more complete description of such dissenters' rights, see "STOCKHOLDERS' RIGHTS OF APPRAISAL" in the accompanying Joint Proxy Statement/Prospectus.

     It is important that your shares of the Company Common Stock be represented at the Special Meeting regardless of the number of shares you hold. You are urged to complete the enclosed proxy card and return it in the enclosed business reply envelope, whether or not you plan to attend the Special Meeting. If you do attend and wish to vote in person, you may revoke your proxy at that time.

     Very truly yours,

    John E. Utley                                  Ron Cucuz
    John E. Utley                                  Ron Cucuz
    Chairman of the Board                          President and Chief Executive Officer

                        HAYES WHEELS INTERNATIONAL, INC.
                   38481 HURON RIVER DRIVE, ROMULUS, MI 48174
                                 (313) 941-2000

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                            TO BE HELD JULY 2, 1996

TO THE STOCKHOLDERS OF
HAYES WHEELS INTERNATIONAL, INC.:

     NOTICE IS HEREBY GIVEN that a Special Meeting (the "Special Meeting") of Stockholders of Hayes Wheels International, Inc. (the "Company") will be held at The Fairlane Club, 5000 Fairlane Woods Drive, Dearborn, Michigan, on Tuesday, July 2, 1996, at 10:00 a.m. (local time), for the purposes of considering and acting upon:

          1. The approval and adoption of the Agreement and Plan of Merger dated as of March 28, 1996 (the "Merger Agreement"), between MWC Holdings, Inc., a Delaware corporation ("Holdings"), and the Company, providing for the merger (the "Merger") of Holdings with and into the Company. The Company will be the surviving corporation in the Merger (as such, the "Surviving Corporation"), and Motor Wheel Corporation, an Ohio corporation and a wholly-owned subsidiary of Holdings, will become a wholly-owned subsidiary of the Surviving Corporation. Pursuant to the Merger Agreement: (i) each outstanding share of common stock, par value $.01 per share, of the Company ("Company Common Stock"), other than shares held by the Company or its subsidiaries (which will be cancelled) and shares for which appraisal rights are perfected under Delaware law, will be converted into the right to receive $28.80 in cash and one-tenth of one share of common stock, par value $.01 per share, of the Surviving Corporation ("New Common Stock");
     (ii) each outstanding share of common stock, par value $.01 per share, of Holdings, other than shares held by Holdings or its subsidiaries (which will be cancelled) and shares for which appraisal rights are perfected under Delaware law, will be converted into the right to receive 8,231.76 shares of New Common Stock and 3,029.29 warrants, each warrant entitling the holder thereof to purchase one share of New Common Stock at a price of $48.00 during the period commencing on the fourth anniversary of the effective time of the Merger and ending on the seventh anniversary thereof, and (iii) each outstanding share of Series A Preferred Stock, par value $.01 per share, of the Company, which shares will be sold to certain investors immediately prior to the Merger as part of the financing for the Merger, will be converted into the right to receive 31.25 shares of New Common Stock.

          2. The transaction of such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

     The close of business on May 30, 1996, has been fixed as the record date for the determination of holders of Company Common Stock who will be entitled to receive notice of and to vote at the Special Meeting. The affirmative vote of the holders of not less than a majority of the outstanding shares of Company Common Stock will be necessary for approval and adoption of the Merger Agreement. A list of the holders of Company Common Stock entitled to vote at the Special Meeting will be open to examination, during ordinary business hours, at the location of the Special Meeting for 10 days preceding the Special Meeting. A holder of approximately 46.3% of the outstanding shares of Company Common Stock has granted its proxy to vote its shares of Company Common Stock at the Special Meeting in favor of the Merger.

     AFTER CAREFUL CONSIDERATION, THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     Pursuant to the Delaware General Corporation Law (the "DGCL"), holders of Company Common Stock who do not vote in favor of the Merger Agreement and who comply with the requirements of

Section 262 of the DGCL will have, if the Merger is consummated, the right to seek appraisal of their shares of Company Common Stock. For a more complete description of such dissenters' rights, see "STOCKHOLDERS' RIGHTS OF APPRAISAL" in the accompanying Joint Proxy Statement/Prospectus.

     It is important that your shares of Company Common Stock be represented at the Special Meeting regardless of the number of shares you hold. You are urged to complete the enclosed proxy card and return it in the enclosed business reply envelope. If you attend the Special Meeting and wish to vote in person, you may revoke your proxy at that time.

                                          By Order of the Board of Directors,

                                          Daniel M. Sandberg
                                          Daniel M. Sandberg
                                          Secretary

Romulus, Michigan
May 31, 1996

            PLEASE DO NOT SEND ANY SHARE CERTIFICATES AT THIS TIME.

                                                                    May 31, 1996

                               MWC HOLDINGS, INC.
                              2501 WOODLAKE CIRCLE
                                OKEMOS, MI 48864
                                 (517) 337-5700

Dear Stockholder:

     You are cordially invited to attend the Special Meeting of Stockholders of MWC Holdings, Inc. ("Holdings") to be held on Tuesday, July 2, 1996 at the offices of Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, 43rd floor, New York, New York, at 10:00 a.m., local time (the "Special Meeting").

     The purpose of the Special Meeting is to consider a proposal to approve an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Holdings will be merged (the "Merger") with and into Hayes Wheels International, Inc., a Delaware corporation (the "Company"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, Motor Wheel Corporation, an Ohio corporation and a wholly-owned subsidiary of Holdings, will become a wholly-owned subsidiary of the Surviving Corporation.

     Subject to the terms and conditions of the Merger Agreement, (a) each share of common stock of Holdings, par value $.01 per share ("Holdings Common Stock"), outstanding immediately prior to the effective time of the Merger (the "Effective Time"), other than shares held by Holdings or its subsidiaries (which will be cancelled) and shares as to which dissenters' rights are perfected under Delaware law, will be converted into (i) 8,231.76 shares of common stock, par value $.01 per share, of the Surviving Corporation ("New Common Stock") and (ii) 3,029.29 warrants, with each warrant entitling the holder thereof to purchase one share of New Common Stock at an exercise price of $48.00 per share during the period from the fourth anniversary of the Effective Time through the seventh anniversary thereof, (b) each outstanding share of common stock, par value $.01 per share, of the Company ("Company Common Stock"), other than shares held by the Company or its subsidiaries (which will be cancelled) and shares as to which dissenters' rights are perfected under Delaware law, will be converted into (i) $28.80 in cash and (ii) one-tenth of one share of New Common Stock and (c) each outstanding share of Series A Preferred Stock, par value $.01 per share, of the Company, which shares will be sold to certain investors immediately prior to the Merger as part of the financing of the Merger, will be converted into 31.25 shares of New Common Stock.

     YOUR BOARD OF DIRECTORS BELIEVES THAT THE MERGER BETWEEN HOLDINGS AND THE COMPANY IS ADVISABLE AND IN THE BEST INTERESTS OF HOLDINGS AND ITS STOCKHOLDERS. ACCORDINGLY, YOUR BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. You are encouraged to read the accompanying Joint Proxy Statement/Prospectus, which provides additional information regarding Holdings, the Company and the Merger.

     Joseph Littlejohn & Levy Fund II L.P. ("JLL"), the holder of approximately 74.1% of the outstanding shares of Holdings Common Stock, has granted a proxy (the "JLL Proxy") to certain representatives of Varity Corporation ("Varity"), the beneficial owner of approximately 46.3% of the outstanding shares of Company Common Stock, to vote JLL's shares of Holdings Common Stock for approval and adoption of the Merger Agreement and against any proposal or transaction which could prevent or delay the consummation of the transactions contemplated by the Merger Agreement, and Varity has agreed to cause its representatives to attend and vote at the Special Meeting in accordance with the JLL Proxy. Approval of the Merger requires an affirmative vote of a majority of shares of Holdings Common Stock outstanding and entitled to vote at the Special Meeting. Therefore, there will be a quorum at the Special Meeting and sufficient votes cast for approval and adoption of the Merger Agreement to ensure its passage without the vote of any other stockholder.

     Pursuant to the Delaware General Corporation Law (the "DGCL"), holders of Holdings Common Stock who do not vote in favor of the Merger Agreement and who comply with the requirements of Section 262 of the DGCL will have, if the Merger is consummated, the right to seek appraisal of their shares of Holdings Common Stock. For a more complete description of such dissenters' rights, see "STOCKHOLDERS' RIGHTS OF APPRAISAL" in the attached Joint Proxy Statement/Prospectus.

     On behalf of your Board of Directors, I urge you to complete, date and sign the accompanying proxy and return it promptly in the enclosed postage-paid envelope. This will not prevent you from attending the Special Meeting or voting in person, but will assure that your vote is counted if you are unable to attend the Special Meeting. You may revoke your proxy at any time by filing a written notice of revocation with, or by delivering a duly executed proxy bearing a later date to, the Secretary of Holdings at Holdings' main office prior to the Special Meeting or by attending the Special Meeting and voting in person.

     On behalf of the Board of Directors, I thank you for your support and urge you to vote FOR approval and adoption of the Merger Agreement.

                                          Sincerely,

                                          Richard W. Tuley
                                          Richard W. Tuley
                                          President

                               MWC HOLDINGS, INC.
                              2501 WOODLAKE CIRCLE
                                OKEMOS, MI 48864
                                 (517) 337-5700

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                           TO BE HELD ON JULY 2, 1996

                           -------------------------

TO THE STOCKHOLDERS OF
MWC HOLDINGS, INC.:

     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of MWC Holdings, Inc. ("Holdings") will be held on Tuesday, July 2, at 10:00 a.m., local time, at the offices of Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, 43rd floor, New York, New York (the "Special Meeting"), for the following purposes:

          1. To consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of Holdings with and into Hayes Wheels International, Inc., a Delaware corporation (the "Company"), with the Company continuing as the surviving corporation (the "Surviving Corporation"), pursuant to which (a) each outstanding share of common stock, par value $.01 per share, of Holdings ("Holdings Common Stock"), other than shares held by Holdings or its subsidiaries (which will be cancelled) and shares as to which dissenters' rights are perfected under Delaware law, will be converted into
     (i) 8,231.76 shares of common stock, par value $.01 per share, of the Surviving Corporation ("New Common Stock") and (ii) 3,029.29 warrants, with each warrant entitling the holder thereof to purchase one share of New Common Stock at an exercise price of $48.00 per share during the period from the fourth anniversary of the effective time of the Merger (the "Effective Time") through the seventh anniversary thereof, (b) each outstanding share of common stock, par value $.01 per share, of the Company ("Company Common Stock"), other than shares held by the Company or its subsidiaries (which will be cancelled) and shares as to which dissenters' rights are perfected under Delaware law, will be converted into (i) $28.80 in cash and (ii) one-tenth of one share of New Common Stock and (c) each outstanding share of Series A Preferred Stock, par value $.01 per share, of the Company, which shares will be sold to certain third-party investors immediately prior to the Merger as part of the financing of the Merger, will be converted into 31.25 shares of New Common Stock. As a result of the Merger, Motor Wheel Corporation, an Ohio corporation and a wholly-owned subsidiary of Holdings, will become a wholly-owned subsidiary of the Surviving Corporation.

          2. To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

     Only Stockholders of record at the close of business on May 30, 1996 are entitled to notice of the Special Meeting and to vote thereat and at any and all adjournments thereof.

     YOUR BOARD OF DIRECTORS BELIEVES THAT THE MERGER BETWEEN HOLDINGS AND THE COMPANY IS ADVISABLE AND IN THE BEST INTERESTS OF HOLDINGS AND ITS STOCKHOLDERS. ACCORDINGLY, YOUR BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     Joseph Littlejohn & Levy Fund II L.P. ("JLL"), the holder of approximately 74.1% of the outstanding shares of Holdings Common Stock, has granted a proxy (the "JLL Proxy") to certain representatives of Varity Corporation ("Varity"), the beneficial owner of approximately 46.3% of the outstanding shares of Company Common Stock, to vote JLL's shares of Holdings Common Stock for approval and adoption of the Merger Agreement and against any proposal or transaction which could prevent or delay the consummation of the transactions contemplated by the Merger Agreement, and Varity has agreed to cause its representatives to attend and vote at the Special Meeting in accordance with the JLL Proxy. Therefore, there will be a quorum at the Special Meeting and sufficient votes cast for approval and adoption of the Merger Agreement to ensure its passage without the vote of any other stockholder.

     Pursuant to the Delaware General Corporation Law (the "DGCL"), holders of Holdings Common Stock who do not vote in favor of the Merger Agreement and who comply with the requirements of Section 262 of the DGCL will have, if the Merger is consummated, the right to seek appraisal of their shares of Holdings Common Stock. For a more complete description of such dissenters' rights, see "STOCKHOLDERS' RIGHTS OF APPRAISAL" in the attached Joint Proxy Statement/Prospectus.

     Your vote is important. Please complete the accompanying proxy and return it promptly in the addressed envelope enclosed.

                                          Dale R. Martin
                                          Dale R. Martin
                                          Secretary

May 31, 1996

    YOUR VOTE IS IMPORTANT. PLEASE COMPLETE AND RETURN YOUR PROXY PROMPTLY.

- --------------------------------------------------------------------------------

   The affirmative vote of the holders of a majority of shares of Holdings
   Common Stock outstanding and entitled to vote at the Special Meeting is required for approval and adoption of the Merger Agreement. Regardless of whether you plan to attend the Special Meeting, please sign, date and return the enclosed proxy in the envelope provided. Please do not send stock certificates at this time.
- --------------------------------------------------------------------------------

                        HAYES WHEELS INTERNATIONAL, INC.
                                      AND

                               MWC HOLDINGS, INC.
                             JOINT PROXY STATEMENT
                           -------------------------

                        HAYES WHEELS INTERNATIONAL, INC.
                                   PROSPECTUS
                           -------------------------

    This Joint Proxy Statement/Prospectus ("Proxy Statement/Prospectus") is being furnished to the holders of common stock, par value $.01 per share ("Company Common Stock"), of Hayes Wheels International, Inc., a Delaware corporation (the "Company"), in connection with the solicitation of proxies by the Board of Directors of the Company (the "Company Board") for use at a Special Meeting of Stockholders of the Company to be held at The Fairlane Club, 5000 Fairlane Woods Drive, Dearborn, Michigan, on Tuesday, July 2, 1996 at 10:00 a.m., local time, and at any and all adjournments or postponements thereof (the "Company Special Meeting").

    This Proxy Statement/Prospectus is also being furnished to the holders of common stock, par value $.01 per share ("Holdings Common Stock"), of MWC Holdings, Inc., a Delaware corporation ("Holdings"), in connection with the solicitation of proxies by the Board of Directors of Holdings (the "Holdings Board") for use at a Special Meeting of Stockholders of Holdings to be held at the offices of Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, 43rd floor, New York, New York, on Tuesday, July 2, 1996 at 10:00 a.m., local time, and at any and all adjournments or postponements thereof (the "Holdings Special Meeting" and, together with the Company Special Meeting, the "Special Meetings").

    At the Special Meetings, holders of Company Common Stock and Holdings Common Stock will be asked to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger dated as of March 28, 1996 (the "Merger Agreement") between the Company and Holdings, which provides for the merger (the "Merger") of Holdings with and into the Company, with the Company continuing as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, Motor Wheel Corporation, an Ohio corporation and a wholly-owned subsidiary of Holdings ("Motor Wheel"), will become a wholly-owned subsidiary of the Surviving Corporation. Subject to the terms and conditions of the Merger Agreement, (a) each share of Company Common Stock outstanding immediately prior to the effective time of the Merger (the "Effective Time"), other than shares held by the Company or its subsidiaries (which will be cancelled) and shares as to which dissenters' rights are perfected under Delaware law, will be converted into (i) $28.80 in cash and (ii) one-tenth of one share of common stock, par value $.01 per share, of the Surviving Corporation ("New Common Stock"), (b) each outstanding share of Series A Preferred Stock, par value $.01 per share, of the Company ("Company Preferred Stock"), which shares will be sold to certain investors (the "New Investors") immediately prior to the Merger as part of the financing of the Merger, will be converted into 31.25 shares of New Common Stock, and (c) each outstanding share of Holdings Common Stock, other than shares held by Holdings or its subsidiaries (which will be cancelled) and shares as to which dissenters' rights are perfected under Delaware law, will be converted into (i) 8,231.76 shares of New Common Stock and (ii) 3,029.29 warrants, with each warrant entitling the holder thereof to purchase one share of New Common Stock at a price of $48.00 during the period commencing on the fourth anniversary of the Effective Time and ending on the seventh anniversary thereof ("Warrants"). Cash will be paid in lieu of any fractional share of New Common Stock.

    In connection with the Merger Agreement and pursuant to the Stock Option Agreement dated as of March 28, 1996, among Varity Corporation, a Delaware corporation ("Varity"), K-H Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of Varity ("K-H"), and Holdings (the "Stock Option Agreement"), K-H has granted to Holdings an option to purchase, subject to the occurrence of certain events, 8,144,000 shares of Company Common Stock (the "Varity Shares"), which represent approximately 46.3% of the outstanding shares of Company Common Stock, at a price of $32.00 per share in cash (the "Option"). K-H also granted to certain directors of Holdings a proxy to vote the Varity Shares in favor of the Merger at the Company Special Meeting. Joseph Littlejohn & Levy Fund II L.P. ("JLL") has granted a proxy to certain representatives of Varity to vote JLL's shares of Holdings Common Stock (approximately 74.1% of the outstanding shares of Holdings Common Stock) in favor of the Merger at the Holdings Special Meeting.

    The consummation of the Merger is subject, among other things, to: (i) the approval and adoption of the Merger Agreement by the requisite vote at each of the Special Meetings; (ii) the receipt of certain regulatory approvals or the expiration of statutory waiting periods; and (iii) the receipt of necessary financing. SEE "RISK FACTORS" COMMENCING ON PAGE 15 FOR A DESCRIPTION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY STOCKHOLDERS IN CONNECTION WITH THEIR CONSIDERATION OF THE MERGER, INCLUDING THE RISK THAT IF A COURT WERE TO DETERMINE THAT THE COMPANY OR THE SURVIVING CORPORATION WAS INSOLVENT, UNDERCAPITALIZED, OR UNABLE TO PAY ITS DEBTS AT THE TIME OF OR AFTER GIVING EFFECT TO THE MERGER AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, THE COURT COULD REQUIRE THAT PERSONS RECEIVING CONSIDERATION IN THE MERGER RETURN SUCH CONSIDERATION. A conformed copy of the Merger Agreement is attached hereto as Annex I.

    This Proxy Statement/Prospectus also constitutes the Prospectus of the Company filed as part of a Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "SEC" or the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the shares of New Common Stock and the Warrants to be issued pursuant to the Merger, and the shares of New Common Stock issuable pursuant to such Warrants. This Proxy Statement/Prospectus also constitutes a prospectus for resales by K-H (in such capacity, the "Selling Stockholder") of the shares of New Common Stock received by it in the Merger in exchange for the Varity Shares (the "New Varity Shares").

    Company Common Stock is listed for trading under the symbol "HAY" on the New York Stock Exchange (the "NYSE"). On March 28, 1996, the last trading day prior to the announcement of the execution of the Merger Agreement, the last sale price of the Company Common Stock, as reported on the NYSE, was $24.75. On May 30, 1996, the last trading day prior to the date of this Proxy Statement/Prospectus, the last sale price of the Company Common Stock, as reported on the NYSE, was $31.125. Company stockholders should obtain a current quote for their shares of Company Common Stock. Holdings Common Stock is not listed for trading or quoted on any stock exchange or quotation service.

    This Proxy Statement/Prospectus, together with the applicable Notice of Meeting and Letter to Stockholders and the accompanying forms of proxy, are first being mailed to the stockholders of the Company and Holdings on or about June 3, 1996.
                           -------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/ PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
              IS A CRIMINAL OFFENSE.
                           -------------------------

          The date of this Proxy Statement/Prospectus is May 31, 1996.

     NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS (OR INCORPORATED BY REFERENCE HEREIN) IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR HOLDINGS. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR HOLDINGS SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

     THE INFORMATION CONTAINED (OR INCORPORATED BY REFERENCE) HEREIN WITH RESPECT TO THE COMPANY AND ITS SUBSIDIARIES HAS BEEN PROVIDED BY THE COMPANY. THE INFORMATION CONTAINED HEREIN WITH RESPECT TO HOLDINGS AND ITS SUBSIDIARIES HAS BEEN PROVIDED BY HOLDINGS. NEITHER HOLDINGS NOR THE COMPANY WARRANTS THE ACCURACY OF INFORMATION RELATING TO THE OTHER PARTY.

                             AVAILABLE INFORMATION

     The Company and Motor Wheel are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements (in the case of the Company) and other information with the Commission. The reports, proxy statements (in the case of the Company) and other information filed by the Company and Motor Wheel with the Commission can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and are available at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of such materials may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, material filed by the Company may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement under the Securities Act with respect to the New Common Stock to be issued pursuant to the Merger Agreement, the Warrants and the New Common Stock issuable pursuant to the Warrants. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the Rules and Regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company, Holdings and the securities offered hereby. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Proxy Statement/Prospectus, or in any document incorporated in this Proxy Statement/Prospectus by reference, as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company incorporates by reference herein the following documents filed with the SEC pursuant to the Exchange Act:

     1. The Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1996; and

     2. The Company's Current Report on Form 8-K dated March 28, 1996.

     All documents and reports filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Special Meetings shall be deemed to be incorporated by reference into this Proxy Statement/Prospectus and to be a part hereof from the dates of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE HEREIN) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST TO HAYES WHEELS INTERNATIONAL, INC., 38481 HURON RIVER DRIVE, ROMULUS, MICHIGAN 48174 (TELEPHONE NUMBER (313) 941-2000), ATTENTION:
SECRETARY. IN ORDER TO ENSURE DELIVERY OF THE DOCUMENTS PRIOR TO THE COMPANY SPECIAL MEETING, REQUESTS SHOULD BE RECEIVED BY JUNE 25, 1996.

     THIS PROXY STATEMENT/PROSPECTUS CONTAINS AND INCORPORATES BY REFERENCE CERTAIN FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF THE COMPANY, HOLDINGS AND THE SURVIVING CORPORATION, INCLUDING STATEMENTS UNDER THE CAPTIONS "THE MERGER -- CERTAIN PROJECTIONS," "PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND CERTAIN OTHER INFORMATION," "-- PROPOSED STRATEGY OF THE SURVIVING CORPORATION" AND "ADDITIONAL INFORMATION CONCERNING HOLDINGS -- HOLDINGS' MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." THESE FORWARD LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. NO ASSURANCE CAN BE GIVEN THAT ANY SUCH MATTERS WILL BE REALIZED. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING POSSIBILITIES: (1) EXPECTED COST SAVINGS FROM THE MERGER AND THE MOTOR WHEEL RESTRUCTURING (AS HEREINAFTER DEFINED) CANNOT BE FULLY REALIZED; (2) COMPETITIVE PRESSURE IN THE SURVIVING CORPORATION'S INDUSTRY INCREASES SIGNIFICANTLY; (3) COSTS OR DIFFICULTIES RELATED TO THE INTEGRATION OF THE BUSINESSES OF THE COMPANY AND HOLDINGS ARE GREATER THAN EXPECTED; AND (4) GENERAL ECONOMIC CONDITIONS ARE LESS FAVORABLE THAN EXPECTED. FURTHER INFORMATION ON OTHER FACTORS WHICH COULD AFFECT THE FINANCIAL RESULTS OF THE SURVIVING CORPORATION AFTER THE MERGER AND SUCH FORWARD LOOKING STATEMENTS IS INCLUDED IN THE SECTION HEREIN ENTITLED "RISK FACTORS" AND IN THE ANNUAL REPORTS ON FORM 10-K OF THE COMPANY AND MOTOR WHEEL.

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
AVAILABLE INFORMATION.................    ii
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE...........................    ii
SUMMARY...............................     1
  The Companies.......................     1
  Company Special Meeting.............     2
  Holdings Special Meeting............     2
  Risk Factors........................     3
  The Merger and the
     Merger Agreement.................     3
  Certain Federal Income Tax
     Considerations...................     6
  Source and Amount of Funds..........     7
  Stockholders' Rights of Appraisal...     8
  Certain Other Agreements............     8
  Hayes Wheels International, Inc.
     Selected Historical Consolidated
     Financial Information............     9
  MWC Holdings, Inc. Selected
     Historical Consolidated Financial
     Information......................    10
  Recent Developments.................    11
  Selected Unaudited Pro Forma
     Combined Financial Data..........    11
  Company Common Stock Prices and
     Dividends........................    13
  Comparative Per Share Data..........    14
RISK FACTORS..........................    15
  Leverage and Liquidity..............    15
  Increase in Variable Interest
     Rates............................    15
  Fraudulent Transfer
     Considerations...................    15
  Dependence on Major Customers.......    16
  Cyclical Nature of
     Automotive Industry..............    17
  Labor Relations.....................    17
  Challenges of Business
     Integration......................    17
  Potential Control by JLL............    17
  More Limited Public Market for
     Shares of New Common Stock and
     Absence of Public Market for
     Warrants.........................    17
  Discontinuation of Dividends........    18
COMPANY SPECIAL MEETING...............    18
  General.............................    18
  Record Date, Voting Rights and Vote
     Required.........................    18
  Proxies; Revocation of Proxies......    19
  Stockholders' Rights of Appraisal...    20
HOLDINGS SPECIAL MEETING..............    20
  General.............................    20

                                         PAGE
                                         ----
  Record Date, Voting Rights and Vote
     Required.........................    20
  Proxies; Revocation of Proxies......    21
  Stockholders' Rights of Appraisal...    22
SOURCE AND AMOUNT
  OF FUNDS............................    23
  Sources and Uses of Funds...........    23
  Senior Secured Credit Facilities....    24
  Senior Subordinated Notes...........    26
  Subscription Agreements.............    27
  Redemption, Debt Tender Offer and
     Consent Solicitation.............    28
  Miscellaneous.......................    28
THE MERGER............................    29
  General.............................    29
  Background of the Merger............    29
  The Company's Reasons for the
     Merger; Recommendation of the
     Company's Board..................    32
  Opinion of the Financial Advisor to
     the Company Board................    34
  Holdings' Reasons for the Merger;
     Recommendation of the Holdings
     Board............................    37
  Certain Transactions; Interests of
     Certain Persons in the Merger....    38
  Ownership of New Common Stock after
     the Effective Time...............    42
  Treatment of Stock Options..........    43
  Stock Exchange Listing..............    43
  Certain Projections.................    43
  Accounting Treatment................    45
  Approvals and Consents..............    45
  Procedures for Exchange of Company
     and Holdings Stock
     Certificates.....................    45
  Resales of New Common Stock and
     Warrants.........................    47
CERTAIN FEDERAL INCOME TAX
  CONSIDERATIONS......................    49
  Tax Consequences of the Merger
     Generally........................    49
  Tax Consequences to Holdings
     Stockholders.....................    49
  Tax Consequences to Holders of
     Company Common Stock.............    50
  Tax Consequences to Holders of
     Company Preferred Stock..........    50

                                         PAGE
                                         ----
  Tax Consequences to Holders of
     Company Common Stock of Cash
     Received in Lieu of Fractional
     Shares of New Common Stock.......    50
  Tax Consequences to Holdings
     Stockholders of Cash Received in
     Lieu of Fractional Shares of New
     Common Stock.....................    51
  Dissenting Holders of Company Common
     Stock............................    51
  Dissenting Holdings Stockholders....    51
CERTAIN PROVISIONS OF THE MERGER
  AGREEMENT...........................    51
  Certain Representations
     and Warranties...................    51
  Conduct of Business Pending
     the Merger.......................    51
  Employee Benefits...................    52
  Indemnification.....................    53
  No Solicitation.....................    53
  Third Party Standstill Agreements...    54
  Exercise of Option..................    54
  Conditions to Consummation of the
     Merger...........................    54
  Termination.........................    55
  Fees and Expenses...................    56
  Amendment and Waiver................    57
CERTAIN OTHER AGREEMENTS..............    57
  Stock Option Agreement; Irrevocable
     Proxy............................    57
  Stockholders Agreement..............    58
  Registration Rights Agreement.......    59
  Warrant Agreement...................    59
STOCKHOLDERS' RIGHTS OF APPRAISAL.....    61
PRO FORMA COMBINED CONDENSED FINANCIAL
  STATEMENTS AND CERTAIN OTHER
  INFORMATION.........................    64
  Unaudited Pro Forma Combined
     Condensed Financial Statements...    64
  Proposed Strategy for the Surviving
     Corporation......................    72
ADDITIONAL INFORMATION CONCERNING
  HOLDINGS............................    73
  General.............................    73
  Holdings' Management's Discussion
     and Analysis of Financial
     Condition and Results of
     Operations.......................    78

                                         PAGE
                                         ----
  Security Ownership of Certain
     Beneficial Owners and Management
     of Holdings......................    82
MANAGEMENT OF THE SURVIVING
  CORPORATION.........................    83
SELLING STOCKHOLDER...................    85
DESCRIPTION OF
  CAPITAL STOCK.......................    86
  General.............................    86
  New Common Stock....................    87
  Company Preferred Stock.............    87
  Warrants............................    88
  Certain Restrictions on Takeovers...    88
  Transactions with Affiliates........    88
COMPARISON OF STOCKHOLDER RIGHTS......    89
  Authorized Capital Stock............    89
  Action by Written Consent of
     Stockholders.....................    89
  Special Meeting of Stockholders.....    89
  Business Conducted at Stockholders'
     Meetings.........................    90
  Number and Qualifications
     of Directors.....................    90
  Nomination and Election of
     Directors........................    91
  Classification of Board.............    92
  Removal of Directors................    92
  Limitation on Liability of
     Directors........................    92
  Indemnification.....................    93
  Amendment of Governing Documents....    94
LEGAL OPINIONS........................    95
EXPERTS...............................    95
STOCKHOLDER PROPOSALS.................    96
MWC HOLDINGS, INC. INDEX TO
  CONSOLIDATED FINANCIAL STATEMENTS...   F-1

                                LIST OF ANNEXES

Annex I     Agreement and Plan of Merger
Annex II    Opinion of Goldman, Sachs & Co.
Annex III   Section 262 of the Delaware
            General Corporation Law

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus, including the Annexes hereto, or in the documents incorporated herein by reference. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in this Proxy Statement/Prospectus, the Annexes hereto and the documents incorporated by reference herein. Capitalized terms used in the Proxy Statement/Prospectus and not defined shall have the meanings ascribed to them in the Merger Agreement.

     STOCKHOLDERS OF THE COMPANY AND HOLDINGS ARE URGED TO READ THIS PROXY STATEMENT/PROSPECTUS, THE ANNEXES HERETO AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE, IN THEIR ENTIRETY. STOCKHOLDERS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH BELOW UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 15 HEREOF.

THE COMPANIES

     The Company. The Company is a world leader in the manufacture, design and supply of wheels to original equipment manufacturers ("OEMs") of passenger cars and light trucks. The Company believes it is the largest supplier of cast aluminum wheels in Europe, the second largest supplier of cast aluminum wheels in North America and the largest independent supplier of fabricated steel and aluminum wheels in North America. The Company also operates in Europe through a wholly-owned subsidiary in Italy and a 45% owned joint venture in the Czech Republic.

     Substantially all of the Company's wheels are produced for sale to OEMs that manufacture passenger cars and light trucks. A portion of the remainder of its wheels are produced for sale in the after-market as replacement parts that are sold to the service systems of OEMs and their dealers and to other customers. The Company's cast aluminum wheels produced in the United States are sold to General Motors, Ford, Chrysler and foreign manufacturers operating in America and are also exported to automobile manufacturers in Japan. The Company manufactures cast aluminum wheels in Italy and Spain for sale to various automobile manufacturers in Europe, including BMW, Fiat, Ford of Europe and Renault. The Company supplies cast aluminum motorcycle wheels to BMW in Europe. The Company's fabricated wheels are currently produced in the United States for North American manufacturers (principally General Motors, Ford and Chrysler) and in the Czech Republic for European manufacturers.

     The Company's principal executive offices are located at 38481 Huron River Drive, Romulus, Michigan 48174 and its telephone number is (313) 941-2000. For further information concerning the Company, see "AVAILABLE INFORMATION," "INCORPORATION OF DOCUMENTS BY REFERENCE," and "-- Company Selected Historical Consolidated Financial Information."

     Holdings. Holdings is a holding company, substantially all of the assets of which consist of all of the capital stock of Motor Wheel. Motor Wheel is a leading designer and producer of brakes for the automotive and commercial highway truck and trailer markets. In addition, Motor Wheel designs, manufactures and sells steel wheels to the automotive and commercial highway truck and trailer markets. Motor Wheel supplies automotive steel wheels and brakes primarily to OEMs located in North America, including Chrysler, Ford, and General Motors as well as foreign manufacturers in North America. In addition, Motor Wheel exports steel styled wheels to Toyota in Japan. Motor Wheel supplies wheels, rims, and brake components for commercial highway vehicles to a large number of North American truck, trailer and bus manufacturers. Through Aluminum Wheel Technology, Inc., an unconsolidated corporate joint venture that is 50% owned by Motor Wheel ("Alumitech"), Motor Wheel also participates in the automotive aluminum wheel market. Holdings' principal executive offices are located at 2501 Woodlake Circle, Okemos, Michigan 48864, and its telephone number is (517) 337-5700. For further information concerning Holdings and Motor Wheel, see "AVAILABLE INFORMATION," "-- Holdings Selected Historical
Consolidated Financial Information," "ADDITIONAL INFORMATION CONCERNING HOLDINGS
- -- General" and "-- Holdings' Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPANY SPECIAL MEETING

     Time, Date and Place; Matters to be Considered. The Company Special Meeting will be held at The Fairlane Club, 5000 Fairlane Woods Drive, Dearborn, Michigan, on Tuesday, July 2, 1996, at 10:00 a.m., local time, to consider and vote upon (i) a proposal to approve and adopt the Merger Agreement and (ii) such other matters as may be properly brought before the meeting. Only holders of record of shares of Company Common Stock at the close of business on May 30, 1996 (the "Company Record Date") are entitled to receive notice of and to vote at the Company Special Meeting.

     Required Vote; Quorum. At the close of business on the Company Record Date, there were 17,574,000 shares of Company Common Stock outstanding, each of which entitles the registered holder thereof to one vote. At the close of business on the Company Record Date, Varity was the beneficial owner of 8,144,000 shares (approximately 46.3%) of Company Common Stock then outstanding, which are owned directly by K-H. As of the Company Record Date, directors and executive officers of the Company (other than, with respect to the Varity Shares, directors who are designees of Varity) owned an aggregate of 10,382 (less than 1%) of the shares of Company Common Stock then outstanding.

     Approval and adoption of the Merger Agreement will require the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock. A failure to vote shares, either by abstention or non-vote (including a broker non-vote), will have the same effect as a vote against the approval and adoption of the Merger Agreement. A majority of the outstanding shares of Company Common Stock entitled to vote, represented in person or by proxy, will constitute a quorum at the Company Special Meeting. Pursuant to the Stock Option Agreement, Varity caused K-H to grant, and K-H granted, to certain directors of Holdings an irrevocable proxy (the "Varity Proxy") to vote the Varity Shares for the approval and adoption of the Merger Agreement (without any amendment thereto unless consented to by Varity) and against any proposal or transaction which could prevent or delay the consummation of the transactions contemplated by the Merger Agreement, and Holdings has agreed to cause its representatives to attend and vote at the Company Special Meeting in accordance with the Varity Proxy. In addition, the directors and executive officers of the Company (other than, with respect to the Varity Shares, directors who are designees of Varity), who owned an aggregate of 10,382 shares (less than 1%) of Company Common Stock on the Company Record Date, have indicated to the Company that they intend to vote their shares in favor of the Merger. See "COMPANY SPECIAL MEETING -- Record Date; Voting Rights and Vote Required" and "-- Proxies; Revocation of Proxies."

HOLDINGS SPECIAL MEETING

     Time, Date and Place; Matters to be Considered. The Holdings Special Meeting is scheduled to be held at the offices of Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, 43rd floor, New York, New York on Tuesday, July 2, 1996 at 10:00 a.m., local time. At the Holdings Special Meeting, holders of shares of Holdings Common Stock will be asked to consider and vote upon (i) a proposal to approve and adopt the Merger Agreement and (ii) such other matters as may be properly brought before the meeting. Only holders of shares of Holdings Common Stock of record at the close of business on May 30, 1996 (the "Holdings Record Date") will be entitled to notice of and to vote at the Holdings Special Meeting.

     Required Vote; Quorum. At the close of business on the Holdings Record Date, there were 379.6275 shares of Holdings Common Stock outstanding, each of which entitles the registered holder thereof to one vote. At the close of business on the Holdings Record Date, JLL owned 281.4815 shares of Holdings Common Stock, or approximately 74.1% of the then outstanding shares of Holdings Common Stock, and Holdings' directors and executive officers (other than, with respect to shares beneficially owned by JLL, directors who are designees of JLL) beneficially owned an additional 12.717 shares of Holdings Common Stock, or approximately 3.3% of the then outstanding shares of Holdings Common Stock.

     The affirmative vote of the holders of a majority of the outstanding shares of Holdings Common Stock is required to approve the Merger Agreement. A failure to vote shares, either by abstention or non-vote, will have the same effect as a vote against the approval and adoption of the Merger Agreement. A majority of the outstanding shares of Holdings Common Stock entitled to vote, represented in person or by proxy, will constitute a quorum at the Holdings Special Meeting. JLL has granted an irrevocable proxy (the "JLL Proxy") to certain representatives of Varity and K-H to vote JLL's shares of Holdings Common Stock for approval and adoption of the Merger Agreement and against any proposal or transaction which could prevent or delay the consummation of the transactions contemplated by the Merger Agreement, and Varity and K-H have agreed to cause their representatives to attend and vote at the Holdings Special Meeting in accordance with the JLL Proxy. In addition, the directors and executive officers of Holdings (other than, with respect to shares beneficially owned by JLL, directors who are designees of JLL), who owned an aggregate of 12.717 shares (approximately 3.3%) of Holdings Common Stock on the Holdings Record Date, have indicated that they intend to vote their shares in favor of the Merger. See "HOLDINGS SPECIAL MEETING -- Record Date; Voting Rights and Votes Required" and "-- Proxies; Revocation of Proxies."

RISK FACTORS

     In considering whether to approve the Merger Agreement, the stockholders of Holdings and the Company should consider that: (i) the Surviving Corporation will have a high degree of leverage; (ii) if a court were to determine that the Company or the Surviving Corporation was insolvent, undercapitalized, or unable to pay its debts at the time of or after giving effect to the Merger and the Transactions contemplated by the Merger Agreement, the court could require that persons receiving consideration in the Merger return such consideration; (iii) the Company's and Holdings' businesses depend on certain key customers and are cyclical in nature; (iv) following the Merger, JLL will own approximately 43.3% of the New Common Stock and will have the ability to exert substantial influence over the Company; (v) there may be a more limited public market for the shares of New Common Stock and no public market for the Warrants; (vi) no dividends are anticipated to be paid on shares of New Common Stock; and (vii) certain other risk factors set forth under "RISK FACTORS" apply to the Merger and the related transactions.

THE MERGER AND THE MERGER AGREEMENT

     General. At the Effective Time, Holdings will be merged with and into the Company, with the Company as the Surviving Corporation. As a result of the Merger, the separate corporate existence of Holdings will cease, the Company, as the Surviving Corporation, will succeed to all the rights of and be responsible for all of the obligations of Holdings in accordance with the Delaware General Corporation Law (the "DGCL") and Motor Wheel will become a wholly-owned subsidiary of the Surviving Corporation. Subject to the terms and conditions of the Merger Agreement, (a) each outstanding share of Company Common Stock, other than any shares held by the Company or its subsidiaries (which will be cancelled) and shares as to which dissenters' rights are perfected under Delaware law, will be converted into (i) $28.80 in cash (the "Cash Consideration") and (ii) one-tenth of one share of New Common Stock (the "Company Stock Consideration" and, together with the Cash Consideration, the "Merger Consideration"), (b) each outstanding share of Company Preferred Stock will be converted into 31.25 shares of New Common Stock, and (c) each outstanding share of Holdings Common Stock, other than shares held by Holdings or its subsidiaries (which will be cancelled) and shares as to which dissenters' rights are perfected under Delaware law, will be converted into (i) 8,231.76 shares of New Common Stock and (ii) 3,029.29 Warrants. Cash will be paid in lieu of fractional shares of New Common Stock. See "THE MERGER -- General" and "STOCKHOLDERS' RIGHTS OF APPRAISAL." Upon consummation of the Merger, an aggregate of approximately 11,132,400 shares of New Common Stock are expected to be issued and outstanding, of which approximately 1,757,400 shares (approximately 15.8%) will be issued to existing holders of Company Common Stock, 6,250,000 shares (approximately 56.1%) will be issued to the New Investors who will purchase shares of Company Preferred Stock immediately prior to the Merger and 3,125,000 shares (approximately 28.1%) will be issued to existing holders of Holdings Common Stock. See "THE MERGER -- Ownership of New Common Stock after the Effective Time."

     The closing of the transactions contemplated by the Merger Agreement will take place as promptly as practicable after the conditions precedent to the Merger set forth in the Merger Agreement are satisfied or waived (the "Closing Date"). The Merger will become effective upon the filing of a Certificate of Merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware (or such later date and time as the Certificate of Merger shall specify). It is currently expected that the Merger will be consummated no later than August 15, 1996. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- Termination."

     Recommendation of the Company Board. The Company Board has unanimously determined that the Merger is fair to and in the best interests of the stockholders of the Company and has approved the Merger

Agreement. THE COMPANY BOARD UNANIMOUSLY RECOMMENDS THAT THE
STOCKHOLDERS OF THE COMPANY VOTE IN FAVOR OF APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AT THE COMPANY SPECIAL MEETING. See "THE MERGER -- Company's Reasons for the Merger; Recommendation of the Company Board."

     Opinion of Company's Financial Advisor. Goldman, Sachs & Co. ("Goldman Sachs") acted as financial advisor to the Company in connection with the Merger and delivered its written opinion to the Company Board that, as of the date of such opinion, the Merger Consideration to be received by the holders of Company Common Stock pursuant to the Merger Agreement is fair to such holders. The full text of the written opinion of Goldman Sachs, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex II and is incorporated herein by reference. HOLDERS OF COMPANY COMMON STOCK ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY. See "THE MERGER -- Opinion of the Financial Advisor to the Company Board."

     Recommendations of the Holdings Board. The Holdings Board has unanimously determined that the Merger is advisable and fair to and in the best interests of Holdings and its stockholders and has approved the Merger Agreement. THE HOLDINGS BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF HOLDINGS VOTE IN FAVOR OF APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AT THE HOLDINGS SPECIAL MEETING. See "THE MERGER -- Holdings' Reasons for the Merger; Recommendation of the Holdings Board."

     Certain Transactions; Interests of Certain Persons in the Merger. The directors and executive officers of the Company and Holdings have interests in the Merger in addition to their interests as stockholders of the Company and Holdings. Such interests relate to, among other things, (i) provisions in the Merger Agreement regarding the acceleration of the exercisability of outstanding options to purchase Company Common Stock or the exchange of such options for exercisable options to purchase shares of New Common Stock, (ii) the terms of certain severance agreements between the Company and twelve officers and key employees providing for cash payments and other benefits upon and, under certain circumstances, following a change of control of the Company (which would include the Merger), (iii) the terms of a proposed stock option plan to be adopted by the Company prior to the Effective Time providing for the granting of stock options to purchase shares in an aggregate amount not to exceed 10% of the shares of New Common Stock to certain officers and key employees of the Company and, after the Effective Time, of the Surviving Corporation and (iv) the terms of an employment agreement with the President of Holdings. The Company has also entered into (i) a Registration Rights Agreement with Varity and K-H providing for certain registration rights with respect to the sale or disposition of the shares of New Common Stock to be received by Varity or K-H pursuant to the Merger and (ii) Stock Subscription Agreements with the New Investors providing for the issuance and sale of Company Preferred Stock, as a result of which the New Investors will receive shares of New Common Stock (and no cash consideration) in consideration for their Company Preferred Stock upon consummation of the Merger. In addition, Varity, K-H and Holdings entered into a Stock Option Agreement providing Holdings with the Option to purchase the Varity Shares upon the occurrence of certain events and conditions. In the event that the Option is exercised, K-H will receive all of its consideration for the Varity Shares in cash and will not receive any shares of New Common Stock in exchange therefor. Holdings currently anticipates that, should the Option become exercisable and should Holdings decide to exercise the Option, Holdings would obtain the required funds from its general corporate funds and amounts which may become available under potential future debt or equity financings, the terms of which have not yet been determined. No assurances can be given that Holdings will be able to obtain sufficient funds to exercise the Option should it become exercisable. See "CERTAIN OTHER AGREEMENTS -- Stock Option Agreement."

     See "THE MERGER -- Certain Transactions; Interests of Certain Persons in the Merger" and "CERTAIN OTHER AGREEMENTS -- Registration Rights Agreement; Irrevocable Proxy."

     Governance. The Merger Agreement provides that, upon consummation of the Merger, the Board of Directors of the Surviving Corporation will be comprised of nine directors, which are expected to consist of the Chief Executive Officer of the Company, four designees of JLL, one designee of TSG Capital Fund II, L.P. ("TSG"), and three individuals who are not affiliated with the Company or the New Investors. The Stockholders Agreement (as hereinafter defined) will provide that the respective rights of JLL and TSG to designate directors will terminate if any such entity ceases to own at least 50% of its initial investment in the Company. The officers of the Company at the Effective Time will be the initial officers of the Surviving Corporation, including Ranko Cucuz, President and Chief Executive Officer of the Company, who will continue in such position and is expected to become Chairman of the Board of Directors of the Surviving Corporation. In addition, it is currently expected that John S. Rodewig and Kenneth L. Way, currently directors of the Company, will continue as directors of the Surviving Corporation, and that Mr. Richard Tuley, currently the President of Holdings, will become the Executive Vice President of the Surviving Corporation following the Merger. See "MANAGEMENT OF THE SURVIVING CORPORATION."

     Conditions to the Merger. The obligations of the Company and Holdings to effect the Merger are subject to various conditions, including but not limited to: (i) the approval of the Merger Agreement and the transactions contemplated thereby by the requisite vote of the stockholders of the Company and Holdings;
(ii) obtaining certain requisite governmental approvals or the expiration of statutory waiting periods; (iii) the absence of any preliminary or permanent injunction or other order by any court or governmental entity which prevents the Merger; (iv) the receipt of the funds necessary to consummate the transactions contemplated by the Merger Agreement on the terms set forth in the Merger Agreement; (v) the receipt by the Company and Holdings of a mutually acceptable opinion from a nationally recognized investment banking firm or valuation firm that, after giving effect to the Merger and the transactions contemplated by the Merger Agreement, the Surviving Corporation will be solvent, adequately capitalized and able to pay its debts as they become due (the "Solvency Opinion"); and (vi) there not being any event or occurrence which has had, or would reasonably be expected to have, a material adverse effect on the Company. Houlihan Lokey Howard & Zukin, Inc. will deliver the Solvency Opinion prior to the consummation of the Merger. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT."

     Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the Effective Time by mutual consent of the Company and Holdings, or by either party if: (i) the Merger has not been consummated on or before August 15, 1996; (ii) either of the requisite stockholders' approvals are not obtained; or (iii) any permanent injunction or action by any governmental entity preventing consummation of the Merger becomes final and nonappealable, unless in the case of (i) or (ii) above, such failure is a result of the action or failure to act of the party seeking to terminate, where such action or failure to act constitutes a breach of the Merger Agreement. In addition, the Merger Agreement may be terminated by the Company under certain circumstances, including (i) the Company Board receiving a Superior Proposal (as hereinafter defined) and the Company promptly thereafter, after providing notice and certain information to Holdings, entering into a definitive acquisition, merger or similar agreement to effect such proposal or (ii) the breach in any material respect by Holdings of any representation, warranty, covenant or agreement in the Merger Agreement, which breach has not been cured within 30 days after notice is given or is incapable of being cured. The Merger Agreement may be terminated by Holdings if (i) the Company breaches any material representation, warranty, covenant or agreement in any material respect in the Merger Agreement, which breach cannot be cured or has not been cured within 45 days after notice is given or (ii) the Company Board withdraws or modifies in a manner adverse to Holdings its approval or recommendation of the Merger or fails to reconfirm such recommendation within 5 business days of a reasonable written request for such confirmation by Holdings. In the event the Merger Agreement is terminated under certain circumstances, the Company will be obligated to pay Holdings a fee of $20 million in cash plus Holdings' out-of-pocket expenses (not to exceed $5 million) in connection with the Merger Agreement. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- No Solicitation" and "-- Termination."

     No Solicitation. The Company has agreed in the Merger Agreement that prior to the Effective Time neither it nor any of its subsidiaries or affiliates, will directly or indirectly solicit or initiate any Acquisition Transaction (as hereinafter defined) or negotiate or discuss any Acquisition Transaction, except the Company may, in response to an unsolicited written Superior Proposal of a third party, furnish information to or negotiate or engage in discussions with such third party if the Company Board concludes in good faith, after consultation with its financial advisor and based upon advice of outside counsel, that its fiduciary duties to the Company's stockholders under applicable law require such action. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- No Solicitation."

     Stock Exchange Listing. The Company and Holdings have agreed in the Merger Agreement to use reasonable best efforts to cause the shares of New Common Stock to be issued in connection with the Merger to be listed on the NYSE. It is anticipated that the shares of New Common Stock will be traded on the NYSE under the symbol "HAY," and that if the shares of New Common Stock are not eligible to be traded on the NYSE, the Company and Holdings will apply to have such shares listed on the NASDAQ National Market.

     Accounting Treatment. The Merger will be accounted for as a recapitalization of the Company, with the assets of the Company carried forward at their book value, and a purchase by the Company of Holdings under the purchase method of accounting in accordance with generally accepted accounting principles. Therefore, the aggregate consideration paid to Holdings' stockholders in connection with the Merger will be allocated to Holdings' assets and liabilities based on their fair market values with any excess being treated as goodwill. The assets and liabilities and results of operations of Holdings will be consolidated into the assets and liabilities and results of operations of the Company subsequent to the Effective Time. See "THE MERGER -- Accounting Treatment" and "PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND CERTAIN OTHER INFORMATION."

     Regulatory Approvals Required. Certain aspects of the Merger required notifications to, and/or approvals from, certain federal authorities. Pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Company and certain of the New Investors filed with the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") a Notification and Report Form with respect to the Merger on April 12, 1996 and requested early termination of the applicable waiting period thereunder. The FTC granted such early termination on May 7, 1996 and the HSR Act waiting period was terminated on such date. However, at any time before or after consummation of the Merger, notwithstanding the termination of the waiting period under the HSR Act, the FTC, the Antitrust Division, a state or a private person or entity could seek under federal or state antitrust laws, among other things, to enjoin or rescind the Merger. See "THE MERGER -- Approvals and Consents."

     Securities Law Considerations. The shares of New Common Stock and Warrants to be issued pursuant to the Merger Agreement will be freely transferable under the Securities Act, except that shares of New Common Stock and Warrants issued to any person who is deemed to be an "affiliate" (as used in paragraphs (c) and (d) of Rule 145 under the Securities Act, including, without limitation, directors and certain executive officers) of the Company or Holdings for purposes of such Rule 145 may not be resold except in transactions permitted by such Rule 145 or as otherwise permitted under the Securities Act. The Company has entered into a Registration Rights Agreement with Varity and K-H providing for certain registration rights with respect to the shares of New Common Stock to be received by Varity or K-H pursuant to the Merger. This Proxy Statement/Prospectus will constitute the prospectus for resales of the New Varity Shares. See "THE MERGER -- Resales of New Common Stock and Warrants" and "CERTAIN OTHER AGREEMENTS -- Registration Rights Agreement."

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     Skadden, Arps, Slate, Meagher & Flom, special counsel to Holdings, has delivered to Holdings its opinion, based upon the customary representations of Holdings and the Company, that the Merger will qualify as a tax free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, no gain or loss will be recognized by the Company or Holdings solely as a result of the merger of Holdings into the Company pursuant to the Merger Agreement.

     In the opinion of Skadden, Arps, Slate, Meagher & Flom, pursuant to the Merger, holdings stockholders will recognize no loss upon the deemed transfer of Holdings Common Stock for New Common Stock and Warrants and will recognize a gain equal to the lesser of the fair market value of the Warrants received or the gain realized by such stockholder on the exchange. The deemed exchange of Company Preferred Stock for New Common Stock will be a tax free recapitalization under Section 368 of the Code. Accordingly, no gain or loss will be recognized by the Company or by the holders of Company Preferred Stock in the exchange.

     Altheimer & Gray, counsel to the Company, has delivered to the Company its opinion that pursuant to the Merger, holders of Company Common Stock will have exchanged their Company Common Stock for Cash Consideration and New Common Stock. Holders of Company Common Stock will recognize no loss upon the exchange and will recognize gain to the extent of the lesser of the Cash Consideration received or the gain realized by such stockholders on the exchange. See "CERTAIN FEDERAL INCOME TAX CONSIDERATIONS."

SOURCE AND AMOUNT OF FUNDS

     Financing. Approximately $901.4 million will be required to (i) fund the payment of the Cash Consideration, (ii) repay or repurchase certain existing indebtedness of the Company and Motor Wheel, (iii) pay the fees and expenses incurred in connection with the Merger and the Financing (as defined below) and
(iv) provide working capital for the Surviving Corporation. It is currently contemplated that the transactions contemplated by the Merger Agreement will be funded by (A) the proceeds of the sale of $200 million of Company Preferred Stock and Warrants to the New Investors, (B) approximately $451.4 million of bank borrowings by the Company pursuant to senior secured credit facilities with a group of banks led by Canadian Imperial Bank of Commerce ("CIBC") and Merrill Lynch Capital Corporation ("Merrill", and, together with CIBC, the "Managing Agents"), which facilities are expected to provide for aggregate commitments of up to $645 million (the "Senior Secured Credit Facilities") and (C) the proceeds of a public offering by the Company of $250 million of senior subordinated notes (the "Senior Subordinated Notes") (collectively, the "Financing"). See "SOURCE AND AMOUNT OF FUNDS." It is a condition to the consummation of the Merger that the Company has received sufficient funds to consummate the transactions contemplated by the Merger Agreement on the terms contemplated by the Merger Agreement. There can be no assurance that the Financing will be obtained. The parties to the Merger Agreement have agreed to use their reasonable best efforts to satisfy the conditions to consummation of the Merger, including the financing condition, under the Merger Agreement. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- Conditions to Consummation of the Merger" and "RISK
FACTORS -- Leverage and Liquidity."

     The Company and Holdings have entered into Subscription Agreements, each dated as of March 28, 1996 (the "Subscription Agreements"), with each of the New Investors, including JLL, CIBC WG Argosy Merchant Fund 2, L.L.C. ("Argosy") and TSG, to issue and sell immediately prior to the Merger (i) an aggregate of 200,000 shares of Company Preferred Stock, which upon consummation of the Merger will be converted into an aggregate of 6,250,000 shares of New Common Stock, and
(ii) 150,000 Warrants, which will remain outstanding upon consummation of the Merger. Under the respective Subscription Agreements, each New Investor has agreed to purchase a portion of the Company Preferred Stock and Warrants, which will result in an aggregate investment in the Company of $200 million.

     JLL is a limited partnership, the managing general partner of which is Joseph, Littlejohn & Levy. Joseph, Littlejohn & Levy is a private investment partnership whose business includes making strategic investments in consolidating industries and investing in corporate divestitures, recapitalizations, and restructurings. TSG is a Delaware limited partnership which provides equity capital to companies in a variety of industries. The general partner of TSG is TSG Associates II, L.P., a Delaware limited partnership, whose general partner is TSG Associates II, Inc. Argosy is a private equity investment fund managed by CIBC Wood Gundy Securities Corp., an affiliate of CIBC. Argosy makes equity and other investments in a wide range of industries.

     Redemption; Debt Tender Offer and Consent Solicitation. In connection with the Merger and subject to the consummation thereof, Holdings intends to repay or redeem all of Motor Wheel's $125 million principal amount of 11 1/2% Senior Notes due 2000 (the "Motor Wheel Senior Notes") pursuant to their terms, and the Company has commenced an offer (the "Debt Tender") to purchase all of the Company's $100 million principal amount of 9 1/4% Senior Notes due 2002 (the "Company Senior Notes") and a related consent solicitation to eliminate substantially all of the restrictive covenants relating to any Company Senior Notes that remain outstanding. See "SOURCE AND AMOUNT OF FUNDS."

STOCKHOLDERS' RIGHTS OF APPRAISAL

     Holders of shares of Company Common Stock or Holdings Common Stock who do not vote in favor of the Merger and who perfect their appraisal rights in accordance with Section 262 of the DGCL will be entitled to receive, in lieu of the Merger Consideration, following a statutory appraisal proceeding in the Delaware Court of Chancery, cash in the amount of the fair value of their shares of Holdings Common Stock or Company Common Stock, as applicable (exclusive of any element of value arising from the accomplishment or expectation of the Merger) as determined by the court in such appraisal proceeding. See "STOCKHOLDERS' RIGHTS OF APPRAISAL" and Annex III hereto. Because of the complexity of the procedures for exercising these rights, stockholders who consider exercising such rights are urged to seek the advice of counsel. Stockholders electing to exercise their appraisal rights must not vote for the approval and adoption of the Merger Agreement. If a stockholder returns a signed proxy but does not specify a vote against the approval and adoption of the Merger Agreement or a direction to abstain, the proxy will be voted FOR the approval and adoption of the Merger Agreement, which will have the effect of waiving that stockholder's appraisal rights. FAILURE TO TAKE ANY REQUIRED STEP ON A TIMELY BASIS IN CONNECTION WITH THE EXERCISE OF APPRAISAL RIGHTS MAY RESULT IN THE TERMINATION OR WAIVER OF SUCH RIGHTS. See "STOCKHOLDERS' RIGHTS OF APPRAISAL." Pursuant to the Subscription Agreements entered into by the New Investors, holders of Company Preferred Stock will have waived any appraisal rights in connection with the Merger.

CERTAIN OTHER AGREEMENTS

     In connection with the Merger and the transactions contemplated by the Merger Agreement, certain agreements were or will be entered into by various parties, including a Stockholders Agreement, a Registration Rights Agreement and a Warrant Agreement and the Stock Option Agreement, which may affect the rights of such parties and the holders of shares of New Common Stock. For a description of such agreements, see "CERTAIN OTHER AGREEMENTS."

     Pursuant to the Stock Option Agreement, Varity caused K-H to grant to Holdings the Option to purchase the Varity Shares, which represent approximately 46.3% of the outstanding shares of Company Common Stock as of the Company Record Date, at a price of $32.00 per share or such higher price as may be paid to holders of Company Common Stock pursuant to the Merger. The Option becomes exercisable by Holdings only upon the occurrence of certain events, including the acquisition or proposed acquisition by a third party of 15% or more of the outstanding shares of Company Common Stock, the public withdrawal, modification or failure to reconfirm by the Company Board the Company Board's recommendation of the Merger, or material breach by Varity or K-H under the Stock Option Agreement. The Stock Option Agreement will terminate upon the earlier of (i) the Effective Time, (ii) 5 business days after the termination of the Merger Agreement in accordance with its terms, (iii) the termination of the Merger Agreement pursuant to its terms if Holdings is not entitled to the payment of termination fees thereunder, (iv) any material modification, amendment, alteration or supplement of the Merger Agreement, or any failure of Holdings to terminate the Merger Agreement in violation of the provisions of the Stock Option Agreement or (v) 12:01 a.m. on August 16, 1996. K-H also granted to certain directors of Holdings the Varity Proxy to vote the Varity Shares in connection with the Merger. See "CERTAIN OTHER AGREEMENTS -- Stock Option Agreement; Irrevocable Proxy."

     Pursuant to a letter agreement, dated March 28, 1996 (the "Letter Agreement"), among the New Investors and Holdings, the New Investors and Holdings agreed, among other things, that (i) if Holdings determines to exercise the Option, each New Investor will have the right to purchase from Holdings its pro rata share of the Varity Shares and (ii) no documentation with respect to the Financing may be entered into, and neither such documentation nor the Merger Agreement may be amended, modified or supplemented, and no condition thereto may be waived, without the prior consent of New Investors subscribing for not less than $161 million of Company Preferred Stock.

                        HAYES WHEELS INTERNATIONAL, INC.
             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The following selected historical consolidated financial information of the Company with respect to each year in the five-year period ended January 31, 1996, is derived from the consolidated financial statements of the Company. The consolidated financial statements of the Company for each of the years in the three-year period ended January 31, 1996, are included in documents incorporated by reference in this Proxy Statement/Prospectus. Such consolidated financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected historical consolidated financial information should be read in conjunction with the consolidated financial statements and the notes thereto of the Company incorporated by reference herein. See "AVAILABLE INFORMATION" and "INCORPORATION OF DOCUMENTS BY REFERENCE."

                                                                              FISCAL YEAR ENDED JANUARY 31,
                                                                      ----------------------------------------------
                                                                       1996      1995      1994      1993      1992
                                                                      ------    ------    ------    ------    ------
                                                                           (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales........................................................   $611.1    $537.6    $428.2    $408.7    $398.9
  Cost of good sold................................................    513.4     441.4     344.4     336.4     342.7
                                                                      ------    ------    ------    ------    ------
    Gross profit...................................................     97.7      96.2      83.8      72.3      56.2
Marketing, general and administration..............................     29.7      28.6      26.3      26.1      21.1
Engineering and product development................................      4.7       5.1       4.0       5.8       5.1
Other income, net..................................................     (1.5)     (0.8)     (2.3)     (1.2)     (2.9)
Nonrecurring charges...............................................      3.6        --        --        --       1.7
                                                                      ------    ------    ------    ------    ------
  Earnings from operations.........................................     61.2      63.3      55.8      41.6      31.2
Interest expense, net..............................................     15.0      13.4      13.6      33.8      33.7
                                                                      ------    ------    ------    ------    ------
  Earnings (loss) before taxes on income, minority interest and
    cumulative effect of changes in accounting principles..........     46.2      49.9      42.2       7.8      (2.5)
Income tax provision...............................................     17.8      20.0      17.6       4.2      (3.2)
                                                                      ------    ------    ------    ------    ------
  Earnings (loss) before minority interest and cumulative effect of
    changes in accounting principles...............................     28.4      29.9      24.6       3.6      (5.7)
                                                                      ------    ------    ------    ------    ------
  Minority Interest................................................       --        --        --        --       0.6
                                                                      ------    ------    ------    ------    ------
    Earnings (loss) before cumulative effect of changes in
      accounting principles........................................     28.4      29.9      24.6       3.6      (6.3)
Cumulative effect of changes in accounting principles..............       --        --      24.6        --        --
                                                                      ------    ------    ------    ------    ------
    Net income (loss)..............................................   $ 28.4    $ 29.9    $   --    $  3.6    $ (6.3)
                                                                      ======    ======    ======    ======    ======
OTHER DATA:
EBITDA(1)..........................................................     97.5      92.9      80.6      63.8      54.6
Depreciation and amortization......................................     32.7      29.6      24.8      22.2      21.7
Capital expenditures, tooling and dunnage..........................     49.1      43.7      35.6      28.9      31.1
Cash flow provided from (used by):
  Operations.......................................................     44.9      22.4      52.6      18.5      (1.1)
  Investing activities.............................................    (52.4)    (40.9)    (48.6)    (38.2)    (25.2)
  Financing activities.............................................      8.8      13.5     (15.7)     34.8      23.1
Ratio of earnings to fixed charges.................................      3.6x      4.2x      3.9x      1.2x       --(2)
PER SHARE DATA:
  Income (loss) before cumulative effect of changes in
    accounting principles..........................................    $1.62     $1.70    $ 1.40     $0.40    $(0.77)
Cumulative effect of changes in accounting principles..............       --        --                  --        --
                                                                      ------    ------     (1.40)   ------    ------
                                                                        1.62      1.70                0.40     (0.77)
Primary............................................................   ======    ======        --    ======
                                                                                          ======
                                                                        1.62      1.70                0.40     (0.77)
Fully diluted......................................................   ======    ======        --    ======
                                                                                          ======
                                                                      17,574    17,574               9,101     8,144
Weighted average shares outstanding (in thousands).................   ======    ======    17,574    ======    ======
                                                                                          ======
BALANCE SHEET DATA (AT PERIOD END):
                                                                      $633.9    $589.6    $527.6    $499.9    $475.4
Total assets.......................................................
                                                                       133.1     123.0     107.7     122.0     255.0
Total debt.........................................................
                                                                       245.4     216.4     184.8     191.9      60.0
Stockholders' equity...............................................

- -------------------------
(1) EBITDA represents the sum of income before interest expense, preferred dividends of subsidiary and income taxes, plus depreciation and amortization, nonrecurring charges, and other non-cash income and expense. EBITDA should not be construed as a substitute for income from operations, net income or cash flow from operating activities, for the purpose of analyzing the Company's operating performance, financial position and cash flows. The Company has presented EBITDA because it is commonly used by investors to analyze and compare companies on the basis of operating performance and to determine a company's ability to service debt.

(2) Earnings were insufficient to cover fixed charges by $2.5 million for the fiscal year ended January 31, 1992.

                               MWC HOLDINGS, INC.
             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The following selected historical consolidated financial information of Holdings with respect to each fiscal year in the five-year period ended December 31, 1995, is derived from the consolidated financial statements of Holdings. The consolidated financial statements of Holdings for each of the years in the three-year period ended December 31, 1995 are included elsewhere in this Proxy Statement/Prospectus. Such consolidated financial statements have been audited by Ernst & Young LLP, independent auditors. The financial data for the three months ended March 31, 1996 and March 31, 1995 are unaudited, but in the opinion of Holdings reflect all adjustments necessary for fair presentation of such data. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the fiscal year ended December 31, 1996. The selected consolidated financial information provided below should be read in conjunction with "ADDITIONAL INFORMATION CONCERNING HOLDINGS -- Holdings' Management's Discussion and Analysis of Financial Condition and Results of Operations" and its consolidated financial statements and notes thereto included elsewhere in this Proxy Statement/Prospectus.

                                                  THREE MONTHS ENDED                       FISCAL YEAR ENDED
                                                       MARCH 31,                              DECEMBER 31,
                                                 ---------------------    ----------------------------------------------------
                                                  1996          1995        1995        1994        1993      1992      1991
                                                 -------       -------    ---------   ---------   --------   ------   --------
                                                                     (IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales..................................... $  79.6       $ 105.6    $   357.2   $   405.2   $  368.0   $309.7   $  288.6
  Cost of goods sold............................    73.5          91.8        324.0       361.5      325.7    267.8      258.1
                                                    ----         -----    ---------   ---------   --------   ------   --------
  Gross profit..................................     6.1          13.8         33.2        43.7       42.3     41.9       30.5
  Selling, administrative and general...........     4.1           4.6         18.2        18.5       17.0     17.2       15.4
  Research and development......................     1.3           1.9          6.9         6.9        6.7      6.3        7.0
  Plant closure costs...........................      --            --         33.0        31.6         --       --         --
  Interest expense..............................     4.3           4.5         17.9        17.2       16.5     17.0       18.6
  Preferred dividends of subsidiary.............      --           0.5          1.6         1.9        1.9      1.9        2.0
  Other expense (income)(1).....................     0.6          (0.4)         3.6         2.8        1.6     (3.9)     (10.8)
  Patent defense costs..........................      --            --           --         1.7         --       --         --
  Income (loss) before income taxes.............    (4.2)          2.7        (48.0)      (36.9)      (1.4)     3.4       (1.7)
                                                    ----         -----    ---------   ---------   --------   ------   --------
  Provision for income taxes....................      --            --          4.2         0.5        0.7      2.3        1.2
  Income (loss) before extraordinary items......    (4.2)          2.7        (52.2)      (37.4)      (2.1)     1.1       (2.9)
                                                    ----         -----    ---------   ---------   --------   ------   --------
  Extraordinary items net of income taxes(2)....      --            --           --          --       (3.2)      --        1.7
                                                    ----         -----    ---------   ---------   --------   ------   --------
  Net income (loss)............................. $  (4.2)      $   2.7    $   (52.2)  $   (37.4)  $   (5.3)  $  1.1   $   (1.2)
                                                    ====         =====    =========   =========   ========   ======   ========
OTHER DATA:
  EBITDA(3).....................................     5.5          12.2         27.5        37.7       37.2     37.2       24.9
  Depreciation and amortization.................     4.5           4.9         19.0        19.3       17.5     14.9       15.1
  Nonrecurring expense (income).................      --            --         33.2        33.3         --       --      (12.1)
  Noncash expense (income)......................     0.9          (0.4)         3.8         2.9        2.7       --        3.0
  Capital expenditures, tooling and dunnage.....     2.5           4.1         14.2        18.4       15.8     12.5        9.6
  Cash flow provided from (used by):
    Operations..................................    (5.9)         (4.3)         7.2        18.0       25.3     21.1       12.0
    Investing activities........................    (2.5)         (4.1)       (14.1)      (18.3)     (16.0)   (11.0)      (8.8)
    Financing activities........................     7.3           7.8          7.2         1.3       (9.3)   (10.1)      (3.3)
  Ratio of earnings to fixed charges(4).........      --           1.5x          --          --         --      1.1x        --
PER SHARE DATA:
  Income (loss) per common share:
    Before extraordinary items.................. (11.183)       16.316    $(267,912)  $(230,314)  $(12,741)  $6,590   $(17,822)
    Extraordinary items.........................      --            --           --          --    (19,982)      --     10,458
  Net income (loss)............................. (11.183)       16.316     (267,912)   (230,314)   (32,723)   6,590     (7,364)
BALANCE SHEET DATA (AT PERIOD END):
  Total assets..................................   167.1         213.0    $   169.6   $   208.9   $  217.1   $198.5   $  206.6
  Total debt....................................   137.0         139.6        130.0       131.8      128.7    126.1      136.2
  Shareholders' equity (deficit)................   (81.8)        (49.5)       (77.6)      (52.2)     (14.1)    (9.0)     (10.3)

- -------------------------

(1) Includes $12.1 million of income in 1991 reflecting favorable settlement of patent infringement litigation.

(2) Reflects impact of loss on debt extinguishment in 1993 and an income tax credit from utilization of foreign net operating loss carryforward in 1991.

(3) EBITDA represents the sum of income before interest expense, preferred dividends of subsidiary and income taxes, plus depreciation and amortization, nonrecurring charges, and non-cash other income and expense. EBITDA should not be construed as a substitute for income from operations, net income or cash flow from operating activities, for the purpose of analyzing Holdings' operating performance, financial position and cash flows. Holdings has presented EBITDA because it is commonly used by investors to analyze and compare companies on the basis of operating performance and to determine a company's ability to service debt.

(4) Earnings were insufficient to cover fixed charges by approximately $4.2 million in the first quarter of 1996 and by $48.6 million, $37.6 million, $2.5 million and $2.6 million in 1995, 1994, 1993 and 1991, respectively.

                              RECENT DEVELOPMENTS

     On May 23, 1996, the Company announced net earnings of $6.1 million, or 35 cents per share, for its fiscal first quarter ended April 30, 1996. This compares to net earnings of $8.3 million, or 47 cents per share, for the same period last year. First quarter 1996 net sales decreased 2 percent to $156.2 million, compared to $159.7 million for the first quarter of 1995. First quarter sales were significantly affected by the 17-day General Motors strike.

              SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

     The following table sets forth certain unaudited pro forma combined financial data for the Company as of and for the year ended January 31, 1996 and certain financial ratios derived therefrom which are presented to reflect the pro forma effect of the transactions contemplated by the Merger Agreement, including the Financing (the "Transactions") and the Holdings 1995 Recapitalization (as hereinafter defined). The pro forma financial data do not reflect any cost savings of Holdings' plant closures and capacity rationalizations that have been completed or are substantially underway (collectively, the "Motor Wheel Restructuring") or synergies that are expected to result from the Transactions. See Note 1(J) to the pro forma combined condensed financial statements included in "PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS AND CERTAIN OTHER INFORMATION."

     The selected income statement data gives pro forma effect to the Transactions and the Holdings 1995 Recapitalization as if they had occurred on February 1, 1995 and the selected balance sheet data gives pro forma effect to the Transactions as if they had occurred on January 31, 1996. The selected unaudited pro forma combined financial data do not purport to be indicative of the results of operations or financial position of the Company that would have actually been obtained had the Transactions and the Holdings 1995 Recapitalization been completed as of the assumed dates and for the period presented, or which may be obtained in the future. The selected unaudited pro forma combined financial data (i) have been derived from and should be read in conjunction with the Unaudited Pro Forma Combined Condensed Financial Statements and the notes thereto included elsewhere in this Proxy Statement/Prospectus and
(ii) should be read in conjunction with the separate historical consolidated financial statements of the Company and Holdings, and the notes thereto, and "Management's Discussion and Analysis of Results of Operations and Financial Condition" of the two companies appearing elsewhere in or incorporated by reference into this Proxy Statement/Prospectus.

HAYES WHEELS INTERNATIONAL, INC.
SUMMARY PRO FORMA COMBINED DATA (UNAUDITED)
(DOLLARS IN MILLIONS)

        INCOME STATEMENT DATA:
          Net sales.........................................................   $  968.3
          Gross profit......................................................      136.2
          Earnings from operations..........................................       43.9
          Interest expense..................................................       71.3
          Net income (loss).................................................   $  (16.7)
        BALANCE SHEET DATA:
          Cash..............................................................       78.2
          Working capital...................................................      124.7
          Total assets......................................................    1,129.3
          Long-term debt....................................................      675.0
          Stockholders' equity..............................................   $   17.7
        OPERATING AND OTHER DATA:
          Gross margin......................................................       14.1%
          EBITDA............................................................      133.2(1)(2)
          EBITDA margin.....................................................       13.8
          Cash interest expense.............................................       68.2
          Capital expenditures, tooling and dunnage.........................       63.3
          Depreciation and amortization.....................................   $   48.9
          Cash flow provided from (used by):
             Operations.....................................................   $   55.8
             Investing activity.............................................      (66.5)
             Financing activity.............................................       16.0
          Ratio of earnings to fixed charges................................         --(3)

See Notes included in "PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS AND CERTAIN OTHER INFORMATION."
- -------------------------
(1) EBITDA represents the sum of income before interest expense, preferred dividends of subsidiary and income taxes, plus depreciation and amortization, nonrecurring charges, and other non-cash income and expense. EBITDA should not be construed as a substitute for income from operations, net income or cash flow from operating activities, for the purpose of analyzing the Company's operating performance, financial position and cash flows. The Company has presented EBITDA because it is commonly used by investors to analyze and compare companies on the basis of operating performance and to determine a company's ability to service debt.

(2) Does not reflect certain anticipated cost savings or the elimination of non-recurring charges associated with the Motor Wheel Restructuring. For information on the anticipated effects of the Motor Wheel Restructuring and non-recurring charges on pro forma combined EBITDA, see Note 1(J) to the pro forma combined condensed financial statements included in "PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS AND CERTAIN OTHER INFORMATION."

(3) On a pro forma basis, earnings were insufficient to cover fixed charges by $27.4 million for the year ended January 31, 1996.

                   COMPANY COMMON STOCK PRICES AND DIVIDENDS

     Company Common Stock is listed and traded on the NYSE under the symbol "HAY." The following table sets forth, for the periods indicated, the high and low sales prices per share of Company Common Stock as reported on the NYSE and dividends paid by the Company.

                                                              HIGH        LOW      DIVIDENDS
                                                             -------    -------    ---------
        FISCAL YEAR ENDED
        JANUARY 31, 1994
        First Quarter.....................................   $24.875    $18.125      $.015
        Second Quarter....................................    26.080     19.500       .015
        Third Quarter.....................................    28.250     22.375       .015
        Fourth Quarter....................................    33.000     23.250       .015
        FISCAL YEAR ENDED
        JANUARY 31, 1995
        First Quarter.....................................   $35.500    $25.250      $.015
        Second Quarter....................................    30.125     24.750       .015
        Third Quarter.....................................    27.250     21.000       .015
        Fourth Quarter....................................    23.625     15.625       .015
        FISCAL YEAR ENDED
        JANUARY 31, 1996
        First Quarter.....................................   $20.250    $14.250      $.015
        Second Quarter....................................    24.500     16.750       .015
        Third Quarter.....................................    27.250     20.250       .015
        Fourth Quarter....................................    26.750     22.625       .015
        FISCAL YEAR TO END
        JANUARY 31, 1997
        First Quarter.....................................   $30.750    $18.500      $.015
        Second Quarter (May 1, 1996
          through May 30, 1996)...........................    31.250     30.375         --

     On March 28, 1996, the last trading day before the public announcement of the execution of the Merger Agreement, the closing price of Company Common Stock was $24.75 per share as reported on the NYSE. On May 30, 1996, the last trading day before the date of this Proxy Statement/Prospectus, the last sale price of Company Common Stock was $31.125 per share as reported on the NYSE. The market price of shares of Company Common Stock is subject to fluctuation. As a result, holders of Company Common Stock are urged to obtain current market quotations.

     Holdings Common Stock is not listed, traded or quoted on any stock exchange or quotation system and Holdings does not pay any dividends thereon.

     On the Company Record Date and the Holdings Record Date, there were approximately 120 holders of record of Company Common Stock and approximately 18 holders of record of Holdings Common Stock, respectively.

     It is presently contemplated that no dividends will be paid on shares of New Common Stock following the Merger.

                           COMPARATIVE PER SHARE DATA

     Set forth below are historical earnings before the cumulative effect of accounting changes, cash dividends and book value per common share data of each of the Company and Holdings, pro forma per share data for the Company following the Merger and equivalent pro forma per share data for Holdings. The pro forma data give effect to (i) the Transactions and the Holdings 1995 Recapitalization for statement of operations purposes as if they had occurred at the beginning of the period presented and (ii) the Transactions for balance sheet purposes, as if they had occurred on January 31, 1996. The pro forma data have been derived from and should be read in conjunction with the unaudited Pro Forma Combined Condensed Financial Statements and the notes thereto included elsewhere in this Proxy Statement/Prospectus. The information set forth below also should be read in conjunction with the audited consolidated financial statements of Holdings, including the notes thereto, appearing elsewhere in this Proxy Statement/Prospectus, the audited consolidated financial statements of the Company, including the notes thereto, incorporated herein by reference, and "ADDITIONAL INFORMATION CONCERNING HOLDINGS -- Holdings' Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                            YEAR ENDED
                                                                           DECEMBER 31,
                                                                               1995
                                                                           ------------
        HOLDINGS HISTORICAL:
        Book value per share.............................................  $   (205,501)
        Income (loss) per share..........................................      (267,912)
        Cash dividends declared per share................................           -0-

                                                                            YEAR ENDED
                                                                           JANUARY 31,
                                                                               1996
                                                                           ------------
        COMPANY HISTORICAL:
        Book value per share.............................................        $13.96
        Income (loss) per share..........................................          1.62
        Cash dividends per share.........................................          0.06
        COMPANY PRO FORMA (FULLY DILUTED):
        Book value per share.............................................         $1.59
        Income (loss) per share..........................................         (1.50)
        Cash dividends per share.........................................           -0-
        HOLDINGS PRO FORMA EQUIVALENT:
        Book value per share.............................................  $  13,088.50
        Income (loss) per share..........................................    (12,253.96)
        Cash dividends per share.........................................           -0-

                                  RISK FACTORS

     In considering whether to approve the Merger Agreement in addition to the other matters set forth or incorporated by reference in this Proxy Statement/Prospectus, the stockholders of the Company and Holdings should consider the following matters.

LEVERAGE AND LIQUIDITY

     In connection with the Transactions, the Company will enter into the Financing to finance the Cash Consideration to be paid to the holders of Company Common Stock in the Merger, to refinance certain outstanding indebtedness of the Company and Holdings, to pay expenses relating to the Merger and to provide for the Surviving Corporation's working capital requirements. Upon completion of the Financing, the Surviving Corporation's consolidated indebtedness will exceed $700 million. The increased indebtedness and higher debt-to-equity ratio of the Surviving Corporation in comparison to that of the Company and Holdings on a historical basis may reduce the flexibility of the Surviving Corporation to respond to changing business and economic conditions, as well as limit capital expenditures of the Surviving Corporation. Although the definitive terms of the debt instruments to be issued in connection with the Financing have not been finalized as of the date of this Proxy Statement/Prospectus, the Company expects that such terms will include significant operating and financial restrictions, such as limits on the Surviving Corporation's ability to incur indebtedness.

     It is anticipated that the Surviving Corporation will be in compliance with all applicable covenants contained in the agreements governing its outstanding indebtedness following the Merger. Nevertheless, the Surviving Corporation's high degree of leverage may have important consequences for the Surviving
Corporation: (i) the ability of the Surviving Corporation to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be on terms favorable to the Surviving Corporation; (ii) a substantial portion of the Surviving Corporation's cash flow will be used to pay the Surviving Corporation's interest expense, which will reduce the funds that would otherwise be available to the Surviving Corporation for its operations and future business opportunities; (iii) a substantial decrease in net operating cash flows or an increase in expenses of the Surviving Corporation could make it difficult for the Surviving Corporation to meet its debt service requirements and force it to modify its operations; (iv) the Surviving Corporation may be more highly leveraged than its competitors which may place it at a competitive disadvantage; and (v) the Surviving Corporation's high degree of leverage may make it more vulnerable to a downturn in its business or the economy generally. Any inability of the Surviving Corporation to service its indebtedness or obtain additional financing, as needed, would have a material adverse effect on the Surviving Corporation and the market value of the shares of New Common Stock.

INCREASE IN VARIABLE INTEREST RATES

     A substantial portion of the indebtedness to be incurred by the Surviving Corporation to finance the Transactions is expected to bear interest at variable rates. While it is anticipated that the Surviving Corporation will enter into one or more interest rate protection agreements to limit its exposure to increases in such interest rates, such agreements will not eliminate such exposure to variable rates. Any increase in the interest rates on the Surviving Corporation's indebtedness will reduce funds available to the Surviving Corporation for its operations and future business opportunities and will exacerbate the consequences of the Surviving Corporation's leveraged capital structure.

FRAUDULENT TRANSFER CONSIDERATIONS

     The payment of the consideration in the Merger to the stockholders of the Company pursuant to the Merger may be subject to review under federal or state fraudulent transfer laws. Under such laws, if a court in a lawsuit by a creditor or a representative of creditors of the Company or the Surviving Corporation, such as a trustee in bankruptcy or one of such entities as debtor-in-possession, were to find that, at the time of or after and giving effect to the Transactions, the Company or the Surviving Corporation (i) was insolvent or rendered insolvent thereby, (ii) was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital, (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay as they matured, or (iv) intended to hinder, delay or defraud creditors and, in the case of clauses (i), (ii) and (iii), that the Company or the Surviving Corporation did not receive reasonably equivalent value or fair consideration in the Transactions, such court could avoid all or a part of the payment of the consideration in the Merger and require that the stockholders, including stockholders exercising appraisal rights, return such consideration to the Company or the Surviving Corporation or to a fund for the benefit of their respective creditors. In addition, if a court were to find that the Company or the Surviving Corporation came within any of clauses (i) through (iv) above, the Company or the Surviving Corporation, or their respective creditors or trustees in bankruptcy, could seek to avoid the grant of security interests to the Managing Agents under the Senior Secured Credit Facilities. This would result in an event of default with respect to such indebtedness which, under the terms of such indebtedness (subject to applicable law), would allow the Managing Agents to terminate their obligations thereunder and to accelerate payment of such indebtedness.

     The measure of insolvency for purposes of the foregoing will vary depending upon the law of the jurisdiction which is being applied. There can be no certainty as to what law a court would apply pursuant to applicable choice of law provisions, although it is likely that a court would apply the law of the state of incorporation of the Company and Holdings, federal bankruptcy law, the law of the jurisdiction in which the headquarters of the Company or Holdings is located or the law of the jurisdiction in which the Merger is deemed to have occurred. Generally, however, a company would be considered insolvent for purposes of the foregoing if the sum of such company's debts is greater than all such company's property at a fair valuation, or if the present fair saleable value of such company's assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured. For the fiscal year ended January 31, 1996, the pro forma ratio of earnings to fixed charges of the Company was 0.6 to 1 (with earnings insufficient to cover fixed charges by $27.4 million) after giving effect to the Transactions as if the Transactions had occurred at the beginning of such fiscal year. It is a condition to consummation of the Merger that the Company and Holdings receive a mutually acceptable Solvency Opinion, which will be delivered by Houlihan Lokey Howard & Zukin, Inc. There can, however, be no assurance that a court would not determine that the Company or the Surviving Corporation, as the case may be, was insolvent at the time of or after and giving effect to the Transactions. In addition, there can be no assurance that a court would not determine, regardless of whether any of the foregoing entities was solvent, that the Transactions constituted a fraudulent transfer on another of the grounds listed above. Management believes that the Company will be solvent following the consummation of the Transactions, and the receipt of a Solvency Opinion is a condition to the Merger Agreement. While such condition may be waived by the Company and Holdings under the Merger Agreement, the receipt of such opinion is also a condition to the Lenders obligation to fund under the Senior Secured Credit Facilities, and the Company does not have the ability to waive such condition thereunder.

DEPENDENCE ON MAJOR CUSTOMERS

     The Company derived approximately 80% of its revenues from General Motors, Ford and Chrysler in its fiscal year ended January 31, 1996; Holdings derived approximately 58% of its revenues from these three customers in its fiscal year ended December 31, 1995. The Company and Holdings, which have been suppliers to these companies for many years, continually engage in efforts to improve and expand on their relations with each of such companies. However, there can be no assurance that the Surviving Corporation will maintain or improve these relationships or that the Surviving Corporation will continue to supply these customers at current levels. The loss of a significant portion of sales to General Motors, Ford or Chrysler could have a material adverse effect on the Surviving Corporation's business. Furthermore, General Motors and Ford manufacture a significant portion of their steel wheel requirements and Ford, to a limited extent, manufactures aluminum wheels for its own use. Although General Motors and Ford have indicated that they will continue to rely on outside suppliers, General Motors and Ford may increase their purchases of wheels from captive manufacturers, which could reduce the market for the Surviving Corporation's products and have an adverse effect on the Surviving Corporation.

CYCLICAL NATURE OF AUTOMOTIVE INDUSTRY

     The principal operations of the Company and Motor Wheel are, and the principal operations of the Surviving Corporation will be, directly related to domestic and foreign automotive and commercial highway vehicle production. Industry sales and production are cyclical and can be affected by the strength of the economy generally, or in specific regions such as North America or Europe, by prevailing interest rates and by other factors which may have an effect on the level of the Surviving Corporation's sales.

LABOR RELATIONS

     Approximately 20% of the Company's domestic employees and 68% of Holdings' employees are unionized. The Company's two domestic collective bargaining agreements expire in February 1997 and June 1998, while Holdings' collective bargaining agreements expire between March 1996 and October 1997. While the Company and Holdings believe that their relations with their employees are satisfactory, a dispute between the Surviving Corporation and its employees, or between any of its major customers and such customers' employees could have a material adverse effect on the Surviving Corporation. Substantially all of the Company's overseas employees are members of state-sponsored unions.

CHALLENGES OF BUSINESS INTEGRATION

     The full benefits of a business combination of the Company and Holdings will require the integration of each company's administrative, finance, sales and marketing organizations, the coordination of each company's sales efforts, and the implementation of appropriate operations, financial and management systems and controls in order to capture the efficiencies and the cost reductions that are expected to result from the Merger. This will require substantial attention from the Surviving Corporation's management team, which has minimal experience integrating the operations of companies the size of the Company and Holdings. The diversion of management attention, as well as any other difficulties which may be encountered in the transition and integration process, could have an adverse impact on the revenue and operating results of the Surviving Corporation. There can be no assurance that the Surviving Corporation will be able to integrate the operations of the Company and Holdings successfully.

POTENTIAL CONTROL BY JLL

     Upon completion of the Merger, approximately 43.3% of the outstanding shares of New Common Stock will be owned by JLL. In addition, immediately after the Effective Time, the Surviving Corporation will enter into the Stockholders Agreement (as hereinafter defined) with the New Investors (which, in the aggregate, will own approximately 33.7% of the outstanding shares of New Common Stock, excluding shares of New Common Stock owned by JLL), which will provide, among other things, the New Investors will vote their shares of New Common Stock so that the Board of Directors of the Surviving Corporation will consist of nine members, of which one member will be the Chief Executive Officer of the Company, four members will be designees of JLL, one member will be a designee of TSG and three members will be selected by the Surviving Corporation Board and not be affiliated with the Surviving Corporation or any of the New Investors. The New Investors will be free to vote their shares as they deem fit with respect to all other matters. Accordingly, JLL will have significant influence over the Surviving Corporation and will have the right to designate four of its nine directors. See "THE MERGER -- Ownership of New Common Stock after the Effective Time" and "CERTAIN OTHER AGREEMENTS -- Stockholders Agreement."

MORE LIMITED PUBLIC MARKET FOR SHARES OF NEW COMMON STOCK AND ABSENCE OF PUBLIC MARKET FOR WARRANTS

     The number of outstanding shares of New Common Stock to be publicly traded after the Merger will be substantially less than the number of currently outstanding shares of Company Common Stock currently publicly traded, a fact which could adversely affect the liquidity of the shares of New Common Stock held by the public. In addition, the Company does not intend to list the Warrants on any national securities exchange or to seek the admission of the Warrants to trading in any Nasdaq quotation system. There is no existing market for the Warrants. Accordingly, there can be no assurance as to the liquidity of any market that may develop for the shares of New Common Stock or the Warrants. To the extent there is any market for the Warrants, they could trade at prices that may fluctuate depending on many factors, including the trading price for shares of New Common Stock, prevailing interest rates and the market for similar securities.

DISCONTINUATION OF DIVIDENDS

     Following the Merger, no dividends on shares of New Common Stock are presently contemplated. In addition, it is anticipated that the terms of any debt instruments to be entered into in connection with the Financing will prohibit or otherwise restrict such payment of dividends.

                            COMPANY SPECIAL MEETING

GENERAL

     This Proxy Statement/Prospectus is being furnished to the holders of Company Common Stock as of the Company Record Date in connection with the solicitation of proxies by the Company Board for use at the Company Special Meeting to be held on Tuesday, July 2, 1996 at 10:00 a.m., local time, at The Fairlane Club, 5000 Fairlane Woods Drive, Dearborn, Michigan, and at any adjournment or postponement thereof.

     At the Company Special Meeting, holders of Company Common Stock as of the Company Record Date will be asked to consider and vote upon a proposal to approve and adopt the Merger Agreement. Company stockholders also will consider and vote upon such other matters as may properly come before the Company Special Meeting.

     The Company Board has unanimously determined that the Merger is fair to and in the best interests of the Company and its stockholders and has approved the Merger Agreement. THE COMPANY BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. See "THE MERGER -- Company's Reasons for the Merger; Recommendation of the Company Board."

RECORD DATE, VOTING RIGHTS AND VOTE REQUIRED

     The Company Board has fixed the close of business on May 30, 1996 as the Company Record Date for the determination of holders of Company Common Stock entitled to notice of, and to vote at, the Company Special Meeting. Only holders of record of Company Common Stock at the close of business on the Company Record Date will be entitled to notice of, and to vote at, the Company Special Meeting. The Company Common Stock was the only outstanding class of voting securities of the Company on the Company Record Date, and each share of Company Common Stock is entitled to one vote on each matter to be acted upon or which may come before the Company Special Meeting. Votes may be cast at the Company Special Meeting in person or by properly executed proxy. See "-- Proxies."

     At the close of business on the Company Record Date, directors and executive officers of the Company (other than, with respect to the Varity Shares, directors who are designees of Varity) owned an aggregate of 10,382 (less than 1%) of the shares of Company Common Stock then outstanding. Varity beneficially owned 8,144,000 (approximately 46.3%) of the outstanding shares of Company Common Stock as of the Company Record Date. Pursuant to the Stock Option Agreement, Varity caused K-H to grant, and K-H granted, to certain representatives of Holdings an irrevocable proxy to vote the Varity Shares for approval and adoption of the Merger Agreement (without any amendment thereto unless consented to by Varity). Holdings has agreed to cause such representatives to attend the Company Special Meeting and to vote the Varity Shares in favor of the Merger Agreement.

     The presence at the Company Special Meeting, either in person or by proxy, of the holders of a majority of the shares of Company Common Stock entitled to vote on the Merger Agreement is necessary to constitute a quorum to transact business at the Company Special Meeting. Abstentions of shares that are present at the Company Special Meeting and broker non-votes (i.e., shares held by brokers in street name that are not entitled to a vote at the Company Special Meeting due to the absence of specific instructions from the beneficial owners of such shares) are counted for the purpose of determining the presence of a quorum for the transaction of business. If a quorum is not present at the Company Special Meeting, the stockholders who are present and entitled to vote at the Company Special Meeting may, by majority vote, adjourn the Company Special Meeting from time to time without notice or other announcement until a quorum is present.

     Approval and adoption of the Merger Agreement and the Merger will require the affirmative vote of a majority of the outstanding shares of Company Common Stock. Because approval and adoption of the Merger Agreement requires the affirmative vote of a majority of the outstanding shares of Company Common Stock, abstentions and broker non-votes will have the same effect as a vote against approval and adoption of the Merger Agreement. PURSUANT TO THE STOCK OPTION AGREEMENT, HOLDINGS HAS THE POWER TO, AND HAS AGREED TO CAUSE ITS REPRESENTATIVES TO, VOTE THE VARITY SHARES FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. In addition, the directors and executive officers of the Company (other than, with respect to the Varity Shares, directors who are designees of Varity), who owned an aggregate of 10,382 shares (less than 1%) of Company Common Stock on the Company Record Date, have indicated to the Company that they intend to vote their shares in favor of the Merger. The Company Board encourages you to vote for approval and adoption of the Merger Agreement by signing and returning the enclosed proxy or attending the Company Special Meeting.

PROXIES; REVOCATION OF PROXIES

     Shares of Company Common Stock represented by properly executed proxies received prior to or at the Company Special Meeting and not revoked will be voted in accordance with the instructions indicated in such proxies. If a stockholder does not return a properly executed proxy, and does not attend and vote at the Company Special Meeting, such stockholder's shares will not be voted, which will have the same effect as a vote against approval and adoption of the Merger Agreement. If signed and returned, the proxy will authorize the persons named as proxy to vote on the matters referred to therein. It is not expected that any matter other than those referred to herein will be brought before the Company Special Meeting; however, if other matters are properly presented, the persons named as proxies will vote shares subject to such proxies in accordance with their judgment with respect to such matters. EXECUTED PROXIES THAT CONTAIN NO INSTRUCTIONS TO THE CONTRARY WILL BE VOTED FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     Any stockholder who executes and returns a proxy may revoke it at any time before it is voted at the Company Special Meeting by (i) delivering to the Secretary of the Company at the Company's principal offices before the Company Special Meeting an instrument of revocation bearing a later date or time than the date or time of the proxy being revoked; (ii) submitting a duly executed proxy bearing a later date or time than the date or time of the proxy being revoked; or (iii) voting in person at the Company Special Meeting. A stockholder's attendance at the Company Special Meeting will not by itself revoke a proxy given by such stockholder.

     The Company Special Meeting may be adjourned or postponed by the Company for any reason, including for purposes of obtaining a quorum or necessary regulatory approvals. At any subsequent reconvening of the Company Special Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the meeting (except for any proxies which theretofore have been effectively revoked or withdrawn), notwithstanding that they may have been effectively voted on the same or any other matter at a previous meeting.

     The cost of soliciting proxies from stockholders of the Company will be borne entirely by the Company. In addition to soliciting proxies by mail, proxies may be solicited by the Company's directors, officers and other employees by personal interview, telephone and telegram. Such persons will receive no additional compensation for such services, but may receive reimbursement for out-of-pocket expenses incurred in connection therewith. If undertaken, the expense of such solicitation would be nominal. The Company has retained Georgeson & Company Inc. to aid in the solicitation of proxies from its stockholders. The fees of Georgeson & Company Inc. to be paid by the Company are estimated to be less than $7,500 plus reimbursement of out-of-pocket expenses.

     STOCKHOLDERS SHOULD NOT FORWARD ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS. A TRANSMITTAL FORM WITH INSTRUCTIONS FOR THE SURRENDER OF STOCK CERTIFICATES WILL BE MAILED TO STOCKHOLDERS SHORTLY AFTER THE EFFECTIVE TIME.

STOCKHOLDERS' RIGHTS OF APPRAISAL

     Holders of Company Common Stock have the right to demand judicial appraisal of, and obtain a cash payment for, the "fair value" of their shares of Company Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the Merger), pursuant to Section 262 of the DGCL. In order to exercise such rights, such holders of Company Common Stock must not vote in favor of the Merger and must comply with the procedural requirements of Section 262 of the DGCL. The full text of Section 262 of the DGCL is attached hereto as Annex III, and any stockholder of the Company desiring to exercise dissenters' rights of appraisal in connection with the Merger should consult with legal counsel prior to taking any action in order to ensure that the stockholder complies with the applicable statutory provision. Failure to take any of the steps required under Section 262 of the DGCL on a timely basis may result in the loss of appraisal rights. Holders of Company Preferred Stock have waived any appraisal rights in connection with the Merger. See "STOCKHOLDERS' RIGHTS OF APPRAISAL" and Annex III hereto.

                            HOLDINGS SPECIAL MEETING

GENERAL

     This Proxy Statement/Prospectus is being furnished to the holders of Holdings Common Stock as of the Holdings Record Date in connection with the solicitation of proxies by the Holdings Board for use at the Holdings Special Meeting to be held on Tuesday, July 2, 1996 at 10:00 a.m., local time, at the offices of Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, 43rd floor, New York, New York and at any adjournment or postponement thereof.

     At the Holdings Special Meeting, holders of Holdings Common Stock as of the Holdings Record Date will be asked to consider and vote upon a proposal to approve and adopt the Merger Agreement. Holdings stockholders also will consider and vote upon such other matters as may properly come before the Holdings Special Meeting.

     The Holdings Board has unanimously determined that the Merger is advisable and in the best interests of Holdings and its stockholders and has approved the Merger Agreement. THE HOLDINGS BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF HOLDINGS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. See "THE MERGER -- Holdings' Reasons for the Merger; Recommendation of the Holdings Board."

RECORD DATE, VOTING RIGHTS AND VOTE REQUIRED

     The Holdings Board has fixed the close of business on May 30, 1996 as the Holdings Record Date for the determination of holders of Holdings Common Stock entitled to notice of, and to vote at, the Holdings Special Meeting. Only holders of record of Holdings Common Stock at the close of business on the Holdings Record Date will be entitled to notice of, and to vote at, the Holdings Special Meeting. On the Holdings Record Date, 379.6275 shares of Holdings Common Stock were outstanding and were held by 18 holders of record. On the Holdings Record Date, 281.4815 shares of Holdings Common Stock, or approximately 74.1% of the outstanding shares of Holdings Common Stock, were owned by JLL. Accordingly, JLL can approve the Merger Agreement without the vote of any other stockholder. At the close of business on the Holdings Record Date, Holdings' directors and executive officers (other than, with respect to shares beneficially owned by JLL, directors who are designees of JLL) beneficially own an additional 12.717 shares of Holdings Common Stock, or approximately 3.3% of the then outstanding shares of Holdings Common Stock. JLL has granted the JLL Proxy to representatives of Varity to vote JLL's shares of Holdings Common Stock in favor of the Merger Agreement. Varity has agreed to cause its representatives to attend the Holdings Special Meeting and to vote such shares in favor of the Merger Agreement. Holdings Common Stock is the only outstanding class of voting securities of Holdings, and each share of Holdings Common Stock is entitled to one vote on each matter to be acted upon or which may come before the Holdings Special Meeting. Votes may be cast at the Holdings Special Meeting in person or by properly executed proxy. See "-- Proxies; Revocation of Proxies."

     The presence at the Holdings Special Meeting, either in person or by proxy, of the holders of a majority of the shares of Holdings Common Stock entitled to vote on the Merger Agreement is necessary to constitute a quorum to transact business at the Holdings Special Meeting. Abstentions of shares that are present at the Holdings Special Meeting are counted for the purpose of determining the presence of a quorum for the transaction of business. If a quorum is not present at the Holdings Special Meeting, the stockholders who are present and entitled to vote at the Holdings Special Meeting may, by majority vote, adjourn the Holdings Special Meeting from time to time without notice or other announcement until a quorum is present.

     Approval and adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Holdings Common Stock. In determining whether the Merger Agreement has received the requisite number of votes under the DGCL, abstentions and non-votes will be counted and will have the same effect as a vote against approval and adoption of the Merger Agreement. PURSUANT TO THE JLL PROXY, VARITY HAS THE POWER TO, AND HAS AGREED TO CAUSE ITS REPRESENTATIVES TO, VOTE JLL'S SHARES OF HOLDINGS COMMON STOCK FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. THEREFORE, VARITY HAS THE POWER TO ENSURE THAT THERE WILL BE A QUORUM AT THE HOLDINGS SPECIAL MEETING AND SUFFICIENT VOTES CAST FOR APPROVAL OF THE MERGER AGREEMENT TO ENSURE ITS PASSAGE WITHOUT THE VOTE OF ANY OTHER STOCKHOLDER. In addition, the directors and executive officers of Holdings (other than, with respect to shares beneficially owned by JLL, directors who are designees of JLL), who owned an aggregate of 12.717 shares (approximately 3.3%) of Holdings Common Stock on the Holdings Record Date, have indicated to Holdings that they intend to vote their shares in favor of the Merger. Nonetheless, the Board encourages you to vote on approval and adoption of the Merger Agreement by signing and returning the enclosed proxy or attending the Holdings Special Meeting.

PROXIES; REVOCATION OF PROXIES

     Shares of Holdings Common Stock represented by properly executed proxies received prior to or at the Holdings Special Meeting and not revoked will be voted in accordance with the instructions indicated in such proxies. If a stockholder does not return a properly executed proxy, and does not attend and vote at the Holdings Special Meeting, such stockholder's shares will not be voted, which will have the same effect as a vote against approval and adoption of the Merger Agreement. If signed and returned, the proxy will authorize the persons named as proxy to vote on the matters referred to therein. It is not expected that any matter other than those referred to herein will be brought before the Holdings Special Meeting; however, if other matters are properly presented, the persons named as proxies will vote shares subject to such proxies in accordance with their judgment with respect to such matters. EXECUTED PROXIES THAT CONTAIN NO INSTRUCTIONS TO THE CONTRARY WILL BE VOTED FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     Any stockholder who executes and returns a proxy may revoke it at any time before it is voted at the Holdings Special Meeting by (i) delivering to the Secretary of Holdings at Holdings' principal offices before the Holdings Special Meeting an instrument of revocation bearing a later date or time than the date or time of the proxy being revoked; (ii) submitting a duly executed proxy bearing a later date or time than the date or time of the proxy being revoked; or (iii) voting in person at the Holdings Special Meeting. A stockholder's attendance at the Holdings Special Meeting will not by itself revoke a proxy given by such stockholder.

     The Holdings Special Meeting may be adjourned or postponed by Holdings for any reason, including for purposes of obtaining a quorum or necessary regulatory approvals. At any subsequent reconvening of the Holdings Special Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the meeting (except for any proxies which theretofore have been effectively revoked or withdrawn), notwithstanding that they may have been effectively voted on the same or any other matter at a previous meeting.

     The cost of soliciting proxies from stockholders of Holdings will be borne by Holdings, except that the Company will pay the cost of preparing and printing this Proxy Statement/Prospectus, including related filing fees. In addition to soliciting proxies by mail, proxies may be solicited by Holdings' directors, officers and other employees by personal interview, telephone and telegram. Such persons will receive no additional compensation for such services.

     STOCKHOLDERS SHOULD NOT FORWARD ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS. A TRANSMITTAL FORM WITH INSTRUCTIONS FOR THE SURRENDER OF STOCK CERTIFICATES WILL BE MAILED TO STOCKHOLDERS SHORTLY AFTER THE EFFECTIVE TIME.

STOCKHOLDERS' RIGHTS OF APPRAISAL

     Holders of Holdings Common Stock have the right to demand judicial appraisal of, and obtain a cash payment for, the "fair value" of their shares of Holdings Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the Merger), pursuant to Section 262 of the DGCL. In order to exercise such rights, such holders of Holdings Common Stock must not vote in favor of the Merger and must comply with the procedural requirements of Section 262 of the DGCL. The full text of Section 262 of the DGCL is attached hereto as Annex III, and any stockholder of Holdings desiring to exercise dissenters' rights of appraisal in connection with the Merger should consult with legal counsel prior to taking any action in order to ensure that the stockholder complies with the applicable statutory provision. Failure to take any of the steps required under Section 262 of the DGCL on a timely basis may result in the loss of appraisal rights. See "STOCKHOLDERS' RIGHTS OF APPRAISAL" and Annex III hereto.

                           SOURCE AND AMOUNT OF FUNDS

     Approximately $901.4 million will be required to finance the Transactions. It is currently contemplated that the Transactions will be financed with (i) the proceeds of the sale of $200 million of Company Preferred Stock and Warrants to the New Investors, including JLL, immediately prior to the Effective Time, (ii) approximately $451.4 million of bank borrowings pursuant to Senior Secured Credit Facilities with a group of banks led by the Managing Agents which provide for aggregate commitments of up to $645 million and (iii) the proceeds of a public offering by the Company of $250 million of Senior Subordinated Notes. It is a condition to the obligations of the parties to effect the Merger that, pursuant to the Financing or otherwise, sufficient funds have been received to pay the consideration in the Merger and to consummate the transactions contemplated by the Merger Agreement. The parties to the Merger Agreement have agreed to use their reasonable best efforts to satisfy the conditions, including the financing condition, under the Merger Agreement. There can be no assurance that the Financing or other sufficient funding will be obtained. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- Conditions to Consummation of the Merger."

     Holdings and the Company currently have no specific plans or arrangements for the repayment of the funds borrowed under the Senior Secured Credit Facilities and the Senior Subordinated Notes, but expect to be able to repay such borrowings out of internally generated funds of the Surviving Corporation. See "RISK FACTORS -- Leverage and Liquidity." The approximate sources and uses of funds in connection with the Transactions, assuming that the Transactions occurred as of January 31, 1996, are presented in the following table:

                           SOURCES AND USES OF FUNDS
                                 (IN MILLIONS)

                                      SOURCES OF FUNDS
- ---------------------------------------------------------------------------------------------
Revolving Facility(a)...............................................................   $ 26.4
Senior Term Debt....................................................................    425.0
Senior Subordinated Notes...........................................................    250.0
New Investors' cash investment(b)...................................................    200.0
                                                                                       ------
     Total Sources..................................................................   $901.4
                                                                                       ======
                                        USES OF FUNDS
- ---------------------------------------------------------------------------------------------
Payment of Cash Consideration.......................................................   $506.1
Refinance outstanding domestic indebtedness of the Company(c).......................    136.9
Refinance outstanding obligations of Holdings(d)....................................    137.2
Retire the Company and Holdings management stock options............................      5.2
Working capital.....................................................................     75.0
Estimated fees and expenses.........................................................     41.0
                                                                                       ------
     Total Uses.....................................................................   $901.4
                                                                                       ======

- -------------------------
(a) $26.4 million is the portion that is estimated would have been drawn from the $220 million Revolving Facility (as hereinafter defined) if the Transactions occurred as of January 31, 1996. Pursuant to the Commitment Letter, up to $100 million may be drawn from the Revolving Facility on the Closing Date. The actual amount of the Revolving Facility to be drawn on the Closing Date will depend upon the working capital requirements of the Company and Holdings at that time, but is expected to exceed $26.4 million. The actual amount of the Revolving Facility to be drawn is also contingent upon (i) the net proceeds obtained from the sale of Senior Subordinated Notes which, pursuant to the Commitment Letter (as hereinafter defined), may be of an aggregate principal amount as low as $225 million, (ii) the sale of an aggregate of $200 million of Company Preferred Stock and Warrants and
    (iii) the actual amount borrowed through the Facilities (as hereinafter defined).

(b) Cash equity investments exclude the value of New Common Stock which will be issued to the pre-Merger common stockholders of the Company and Holdings.

(c) Approximately $108.0 million is estimated to be used to repurchase the Company Senior Notes and approximately $28.9 million is estimated to be used to pay the full amounts due under the Company's existing credit agreement (the "Existing Company Credit Agreement") as of January 31, 1996, which bore interest at a rate of 6.17% as of January 31, 1996 and has a maturity date of March 31, 2000.

(d) Approximately $132.2 million is estimated to be used to redeem the Motor Wheel Senior Notes and approximately $5.0 million is estimated to be used to pay the full amounts due under Motor Wheel's existing credit agreement as of December 31, 1995, which bore interest at a rate of 8.44% as of December 31, 1995 and has a maturity date of March 31, 1998.

SENIOR SECURED CREDIT FACILITIES

     General. Pursuant to a commitment letter, dated as of March 28, 1996, among the Company, Holdings and the Managing Agents (the "Commitment Letter"), and subject to the negotiation, execution and delivery of definitive documentation (the "Credit Agreement"), the Managing Agents have committed to lend to the Company at the time of the Merger up to $425 million in the form of a senior secured term loan facility, such aggregate amount to be allocated among (i) a Tranche A Term Loan Facility in an aggregate principal amount of up to $200 million (the "Tranche A Facility"), (ii) a Tranche B Term Loan Facility in an aggregate principal amount of up to $125 million (the "Tranche B Facility") and
(iii) a Tranche C Term Loan Facility in an aggregate principal amount of up to $100 million (the "Tranche C Facility") (collectively, the "Facilities"), and up to $220 million in the form of a senior secured revolving credit facility (the "Revolving Facility," and, together with the Facilities, the "Loans"). Pursuant to the Letter Agreement among the New Investors and Holdings, no documentation with respect to the Financing may be entered into, amended, modified or supplemented, and no condition thereto may be waived, without the prior consent of New Investors subscribing for not less than $161 million of Company Preferred Stock.

     Pursuant to the Commitment Letter, CIBC has agreed to provide $387 million of the aggregate principal amount of the Loans and Merrill has agreed to provide $258 million of such aggregate principal amount, each commitment to be divided pro rata among the Loans. Each of the Managing Agents reserves the right to syndicate all or a portion of its commitment to one or more financial institutions (the "Lenders"), such institutions being subject to the Company's approval. Upon the acceptance of the commitment of any Lender to provide a portion of the Loans, each of CIBC and Merrill will be released from a portion of its commitment in an amount equal to its pro rata share of the commitment of such Lender. In addition, CIBC agrees to serve as administrative and syndication agent (the "Agent") in connection with the Loans, as well as fronting bank in connection with the letters of credit issued under the Revolving Facility. Merrill has agreed to serve as documentation agent in connection with the Loans.

     The following terms and descriptions of the Loans are based upon the terms set forth in the Commitment Letter and are subject to the final negotiation and execution of the Credit Agreement and related documents. As a result, the final terms of the Financing may vary from those set forth below. A copy of the Commitment Letter is filed as an exhibit to the Registration Statement and the description thereof is qualified in its entirety by reference to the full text thereof.

     Use of Proceeds; Maturity. The Facilities and up to $100 million of the Revolving Facility are expected to be made available to the Company and its subsidiaries at the time of the Merger, to finance in part the Merger and certain related costs and expenses and to refinance certain existing indebtedness of the Company and Holdings and their subsidiaries. The full amount to be borrowed under the Facilities must be drawn in a single drawing on the date the Facilities are closed, which is expected to be the date on which the Effective Time occurs (the "Loan Closing Date"). The Revolving Facility is expected to be available at the Effective Time and thereafter to finance (including through the making of revolving loans and the issuance of letters of credit) working capital requirements and general corporate purposes of the Surviving Corporation and its subsidiaries. The Facilities have maturity schedules as follows: (i) the Tranche A Facility will mature on the sixth anniversary of the Loan Closing Date, and will amortize in quarterly installments under a schedule to be agreed upon; (ii) the Tranche B Facility will mature on the seventh anniversary of the Loan Closing Date, and will amortize in quarterly installments under a schedule to be agreed upon; and (iii) the Tranche C Facility will mature on the eighth anniversary of the Loan Closing Date, and will amortize in quarterly installments under a schedule to be agreed upon. The Revolving Facility will mature on the sixth anniversary of the Loan Closing Date. The Credit Agreement will require the Surviving Corporation to reduce the amount outstanding under the Revolving Facility to a level to be agreed upon during a period to be agreed upon each year.

     Prepayments. Loans under the Facilities are required to be prepaid with (a) 75% of excess cash flow, (b) 100% of the net cash proceeds of all non-ordinary-course asset sales or other dispositions of the property by the Surviving Corporation and its subsidiaries (including insurance and condemnation proceeds), subject to limited exceptions to be agreed upon, and (c) 100% of the net proceeds of issuances of debt obligations of the Surviving Corporation and its subsidiaries, subject to limited exceptions to be agreed upon. Such mandatory prepayments will be allocated pro rata among the Facilities and, within each such Facility, applied pro rata to the remaining amortization payments under such Facility. However, the holders of loans under the Tranche B Facility and the Tranche C Facility may, so long as loans are outstanding under the Tranche A Facility, decline to accept any mandatory prepayment described above and, under such circumstances, all amounts that would otherwise be used to prepay loans under the Tranche B Facility and the Tranche C Facility will be used to prepay loans under the Tranche A Facility.

     Voluntary prepayments will be permitted in whole or in part, at the option of the Surviving Corporation, in minimum principal amounts to be agreed upon, without premium or penalty, subject to reimbursement of the Lenders' redeployment costs in the case of prepayment of Adjusted LIBOR borrowings other than on the last day of the relevant interest period. All voluntary prepayments under the Facilities will be allocated pro rata among the Facilities and, within each such Facility, applied pro rata to the remaining amortization payment under such Facility.

     Interest and Fees. The interest rates under the Loans will be, at the option of the Surviving Corporation, as follows:

          (a) Revolving Facility and Tranche A Facility: Adjusted LIBOR plus 2.50% per annum or the rate which is equal to the highest of CIBC's prime rate, the federal funds rate plus 1/2 of 1% and the base certificate of deposit rate plus 1% ("ABR") plus 1.50% per annum. Following the first anniversary of the Closing Date, the spreads above the Adjusted LIBOR and ABR set forth above will decrease in increments to be agreed upon if the Surviving Corporation satisfies performance tests to be agreed upon and no event of default under the Credit Agreement exists. The Credit Agreement will require the Surviving Corporation to reduce the amount outstanding under the Revolving Facility to a level to be agreed upon during a specified period each year.

          (b) Tranche B Facility: Adjusted LIBOR plus 3.00% per annum or ABR plus 2.00% per annum, with such spreads to remain in effect throughout the term of the Facilities.

          (c) Tranche C Facility: Adjusted LIBOR plus 3.50% per annum or ABR plus 2.50% per annum, with such spreads to remain in effect throughout the term of the Facilities.

     The Surviving Corporation may elect interest periods of 1, 2, 3 or 6 months for Adjusted LIBOR borrowings. Calculation of interest will be on the basis of actual number of days elapsed in a year of 360 days (or 365 or 366 days, as the case may be, in the case of ABR loans based on the Prime Rate) and interest will be payable at the end of each interest period and, in any event, at least every 3 months.

     The Commitment Letter provides for payment by the Surviving Corporation in respect of outstanding letters of credit (i) a per annum fee equal to the spread over Adjusted LIBOR for Revolving Facilities from time to time in effect, (ii) a facing fee to be negotiated with the issuing bank, plus (iii) customary issuing fees and expenses. The Surviving Corporation will also pay a commitment fee equal to one half of one percent per annum on (i) the undrawn portion of available commitments in respect of the commitments for all the Loans, commencing to accrue, with respect to the commitments of CIBC, Merrill and each other Lender, on the date such commitment is accepted and payable on the Closing Date (or the earlier termination of such commitment in which case such fees will be payable by Holdings in accordance with the Fee Letter) and (ii) the undrawn portion of the Revolving Facility, quarterly in arrears after the Closing Date.

     Collateral and Guarantees. The Facilities will be guaranteed by all of the Surviving Corporation's existing and future direct and indirect domestic subsidiaries. The Facilities will be secured by a first priority lien in substantially all of the properties and assets of the Surviving Corporation and its direct and indirect domestic subsidiaries, now owned or acquired later, including a pledge of all of the shares of their respective existing and future domestic subsidiaries and 65% of the shares of their respective existing and future foreign subsidiaries.

     Conditions Precedent. The Commitment Letter provides that the Credit Agreement will contain certain conditions precedent to the initial borrowing of funds under the Facilities, including (i) the prior or simultaneous consummation of the Merger and related transactions on terms satisfactory to the Lenders, and with fees and expenses not in excess of designated amounts, (ii) the receipt by the Company of at least $225 million in gross cash proceeds from the issuance of its Senior Subordinated Notes, with terms satisfactory to the Lenders, (iii) receipt by the Lenders of a pro forma consolidated balance sheet of the Surviving Corporation as of the Closing Date, after giving effect to the Merger and all other related transactions, (iv) repurchase of at least $51 million of outstanding Company Senior Notes and amendment of any such Notes not so purchased on terms and conditions reasonably satisfactory to the Agent, (v) redemption by the Surviving Corporation of all outstanding Motor Wheel Senior Notes, (vi) full repayment of amounts due under the Existing Company Credit Agreement, (vii) full repayment of all amounts due under the existing credit agreement of Motor Wheel, (viii) receipt by the Lenders of a satisfactory Solvency Opinion and (ix) receipt by the Lenders from each domestic subsidiary of the Surviving Corporation of a guarantee of the Facilities and a pledge of substantially all of its assets.

     Representations and Warranties, Covenants. The Commitment Letter provides that the Credit Agreement documentation will contain certain customary representations and warranties by the Company including, without limitation, representations and warranties relating to: (i) the accuracy of financial statements and other information, (ii) the absence of any material adverse change, (iii) the absence of litigation and violations of any agreements or instruments, (iv) compliance with laws and inapplicability of the Investment Company Act of 1940, (v) regulatory approvals, (vi) payment of taxes, (vii) ownership of properties, (viii) solvency, (ix) labor and environmental matters, and (x) priority and perfection of security interests. In addition, the Commitment Letter provides that the Credit Agreement will contain covenants restricting the ability of the Surviving Corporation and its subsidiaries to, among others, (i) declare dividends or redeem or repurchase capital stock, (ii) prepay, redeem or purchase debt, (iii) incur liens and engage in sale-leaseback transactions, (iv) make loans and investments, (v) issue more debt, (vi) amend or otherwise alter debt and other material agreements, (vii) make capital expenditures, (viii) engage in mergers, acquisitions and asset sales, (ix) transact with affiliates and (x) alter the business it conducts. The Surviving Corporation must also make certain customary indemnifications of the Managing Agents and their respective agents and will also be required to comply with financial covenants with respect to: (i) a maximum leverage ratio, (ii) a minimum interest coverage ratio and (iii) a minimum fixed charge coverage ratio. The Surviving Corporation is also required to make certain customary affirmative covenants.

     Events of Default. Events of default under the Credit Agreement will include (i) the Surviving Corporation's failure to pay principal or interest when due, (ii) the Surviving Corporation's material breach of any covenant, representation or warranty contained in the loan documents, (iii) customary cross-default provisions, (iv) events of bankruptcy, insolvency or dissolution of the Surviving Corporation or its subsidiaries, (v) the levy of certain judgments against the Company, its subsidiaries, or their assets, (vi) certain adverse events under ERISA plans of the Surviving Corporation or its subsidiaries, (vii) the actual or asserted invalidity of security documents or guarantees of the Surviving Corporation or its subsidiaries and (viii) a change of control of the Surviving Corporation.

SENIOR SUBORDINATED NOTES

     The Company and Holdings currently contemplate the issuance of $250 million in Senior Subordinated Notes at the Effective Time as part of the Financing. The receipt of $225 million in proceeds from such offering is a condition to the funding by the Managing Agents under the Commitment Letter. The following summary of certain provisions of the Senior Subordinated Notes and the indenture with respect thereto (the "Senior Subordinated Note Indenture") is a description of the currently expected terms of such provisions. The terms of the Senior Subordinated Notes and the Senior Subordinated Note Indenture have not been finally negotiated, and accordingly their definitive terms may vary from those described in the following summary. The Senior Subordinated Notes are expected to be unsecured obligations of the Surviving Corporation, and be subordinated in right of payment to all existing and future senior indebtedness of the Surviving Corporation, including the obligations of the Surviving Corporation and its subsidiaries under the Senior Secured Credit Facilities. The Senior Subordinated Notes are expected to mature on the tenth anniversary of the date of the Senior Subordinated Note Indenture.

     The Senior Subordinated Notes will be unconditionally guaranteed, on a senior subordinated basis, as to the payment of principal, premium, if any, and interest, jointly and severally (the "Guarantees"), by the

Surviving Corporation's material U.S. subsidiaries (the "Guarantors"). The Guarantees will be subordinate to all senior indebtedness of the respective Guarantors.

     The Senior Subordinated Notes will be redeemable at the option of the Surviving Corporation, in whole or in part, at any time on or after five years from the date of the Senior Subordinated Note Indenture, at the redemption prices to be agreed upon and set forth in the Senior Subordinated Note Indenture, together with accrued and unpaid interest thereon to the date of redemption. In addition, the Surviving Corporation, at its option, may redeem in the aggregate up to 35% of the original principal amount of Senior Subordinated Notes at any time prior to three years from the date of the Senior Subordinated
Note Indenture, at the redemption price to be agreed upon and set forth in the Senior Subordinated Note Indenture plus accrued and unpaid interest thereon to the redemption date with the net cash proceeds of one or more equity offerings; provided, however, that at least $162.5 million aggregate principal amount of Senior Subordinated Notes remain outstanding and that such redemption occurs within 90 days following the closing of any such equity offering.

     In the event of a Change of Control (to be defined in the Senior Subordinated Note Indenture), the Surviving Corporation will be required to make an offer to purchase all outstanding Senior Subordinated Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. The Senior Secured Credit Facilities, however, will prohibit the purchase of the Senior Subordinated Notes in the event of a Change of Control, unless and until such time as the indebtedness under the Senior Secured Credit Facilities is paid in full.

     The Senior Subordinated Note Indenture will contain covenants for the benefit of the holders of the Senior Subordinated Notes that, among other things, restrict the ability of the Surviving Corporation and its subsidiaries to: (i) incur additional indebtedness; (ii) pay dividends and make distributions and certain other payments; (iii) issue stock of subsidiaries; (iv) make certain investments; (v) repurchase stock; (vi) create liens; (vii) enter into transactions with affiliates; (viii) merge or consolidate the Surviving Corporation or the Guarantors; and (ix) transfer or sell assets. These covenants will be subject to a number of important exceptions.

SUBSCRIPTION AGREEMENTS

     The Company and Holdings have entered into the Subscription Agreements with each of the New Investors, including JLL, Argosy and TSG, to issue and sell immediately prior to the Merger (i) an aggregate of 200,000 shares of Company Preferred Stock, which upon consummation of the Merger will be converted into an aggregate of 6,250,000 shares of New Common Stock, and (ii) 150,000 Warrants, which will remain outstanding upon consummation of the Merger. Under the respective Subscription Agreements, each New Investor has agreed to purchase a portion of the Company Preferred Stock and Warrants, resulting in an aggregate investment in the Company of $200 million.

     JLL is a limited partnership, the general managing partner of which is Joseph, Littlejohn & Levy. Joseph Littlejohn & Levy is a private investment partnership whose business includes making strategic investments in consolidating industries and investing in corporate divestitures, recapitalizations, and restructurings. TSG is a Delaware limited partnership which provides equity capital to companies in a variety of industries. The general partner of TSG is TSG Associates II, L.P., a Delaware limited partnership, whose general partner is TSG Associates II, Inc. Argosy is a private equity investment fund managed by CIBC Wood Gundy Securities Corp., an affiliate of Canadian Imperial Bank of Commerce. Argosy makes equity and other investments in a wide range of industries.

     The representations and warranties made by each of the Company and Holdings in the Merger Agreement are incorporated by reference into the Subscription Agreements. In addition, the Company represents and warrants, among other things, (i) as to the respective ownership of New Common Stock owned by each Subscriber upon consummation of the Merger, (ii) that the shares of Company Preferred Stock and Warrants when issued and delivered, will be duly and validly issued, and (iii) as to certain ERISA matters. Each New Investor makes representations and warranties to the Company and Holdings, including that (i) such New Investor will, within seven days of signing the applicable Subscription Agreement, make all necessary filings in connection and in compliance with the provisions of the HSR Act, (ii) either (a) such

New Investor is not funding the securities with certain ERISA plan assets or (b) to the New Investors knowledge, the purchase under its Subscription Agreement will be exempt from or not subject to certain provisions of ERISA or the Code,
(iii) the securities to be acquired by it under the Subscription Agreement are being acquired for its own account with no intention of distributing or reselling if such disposition would violate state or federal securities laws,
(iv) such New Investor is an accredited investor and can bear the financial risk of holding the securities indefinitely, and (v) such New Investor has had access to certain financial information as provided by the Company. Each New Investor also agrees to waive any appraisal rights applicable to the Company Preferred Stock in connection with the Merger.

     Conditions to the closing of the transactions contemplated by the Subscription Agreements include (i) the Merger Agreement being in full force and effect, (ii) the waiting period under the HSR Act having expired or having been terminated, (iii) no governmental entity having enforced or entered any law, rule, or order which would make the issuance and sale of the securities or any transactions contemplated by the Subscription Agreements illegal or otherwise prohibited, (iv) all of the conditions in the Merger Agreement having been satisfied or waived by Holdings or the Company, as applicable (other than the financing condition to the extent it applies to the Subscription Agreements) and
(v) the Company having received Subscription Agreements representing commitments to purchase an aggregate of 200,000 shares of Company Preferred Stock.

     Each Subscription Agreement will terminate and be of no force and effect immediately upon termination or expiration of the Merger Agreement, and may be terminated by a New Investor after August 15, 1996 if the transactions contemplated by the Merger Agreement have not been consummated prior to such date.

     The Company and Holdings agreed in the Subscription Agreements to indemnify each New Investor against liabilities relating to the Merger, the Subscription Agreements or the documents related to the Senior Secured Credit Facilities or the Senior Subordinated Notes. In addition, the Company has agreed in the Subscription Agreements that, subject to and upon consummation of the Merger, the Company will promptly reimburse New Investors for all costs and expenses incurred in connection with the Subscription Agreements.

     The Company Preferred Stock to be purchased by the New Investors pursuant to the Subscription Agreements will be designated as Series A Preferred Stock, will have no voting rights except as required by law, and will have a liquidation preference of $1,000 per share. The Company Preferred Stock will be subject to mandatory redemption for $1,000 per share in cash if the Merger is not consummated within two business days of purchase by the New Investors of such Company Preferred Stock. See "DESCRIPTION OF CAPITAL STOCK -- Company Preferred Stock." For a description of the Warrants, see "CERTAIN OTHER AGREEMENTS -- Warrant Agreement; DESCRIPTION OF CAPITAL STOCK -- Warrants."

REDEMPTION, DEBT TENDER OFFER AND CONSENT SOLICITATION

     In connection with the Merger, the Company has commenced an offer to purchase all $100 million of the outstanding Company Senior Notes and a related consent solicitation to eliminate substantially all of the restrictive covenants relating to the Company Senior Notes. The consummation of the Debt Tender will be conditioned upon, among other things, there having been validly tendered and not withdrawn, and consents having been received from, the holders of at least a majority in aggregate principal amount of Company Senior Notes and the consummation of the Merger and the Financing. In connection with the Merger, it is also expected that substantially all other outstanding domestic indebtedness of the Company and Motor Wheel, including all $125 million of the Motor Wheel Senior Notes, and all bank debt of the Company and Motor Wheel will be redeemed, repaid or terminated pursuant to the terms thereof, unless retained by the Surviving Corporation on terms satisfactory to it and the relevant debtholders.

MISCELLANEOUS

     The Company and Holdings expect that the Senior Secured Credit Facilities and Senior Subordinated Notes will be repaid from the cash flow generated by the operations of the Surviving Corporation. See "RISK FACTORS -- Leverage and Liquidity," "-- Increase in Variable Interest Rates," "PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS AND CERTAIN OTHER INFORMATION" and

"ADDITIONAL INFORMATION CONCERNING HOLDINGS -- Holdings' Management's Discussion and Analysis of Financial Condition and Results of Operations." Subject to the terms of the Merger Agreement, each of Holdings and the Company reserves the right to alter one or more of the financing mechanisms described above and to issue its equity securities (including common stock) to other parties.

     The Company and Holdings believe that the Financing will comply with federal margin regulations, including Regulations G, T, U and X of the Federal Reserve System, because the contemplated Financing will not be directly or indirectly secured by "margin stock" under applicable regulations and interpretations.

     The foregoing description is qualified in its entirety by the full text of the principal documents for the Financing, which are filed as exhibits to the Registration Statement and copies of which may be obtained under the procedures described in "AVAILABLE INFORMATION."

                                   THE MERGER

     The discussion in this Proxy Statement/Prospectus of the Merger and the description of the Merger Agreement's principal terms are subject to and qualified in their entirety by reference to the Merger Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Annex I and is incorporated herein by reference.

GENERAL

     At the Effective Time, Holdings will be merged with and into the Company, with the Company as the Surviving Corporation. As a result of the Merger, the separate corporate existence of Holdings will cease, the Company, as the Surviving Corporation, will succeed to all the rights of and be responsible for all of the obligations of Holdings in accordance with the DGCL and Motor Wheel will become a wholly-owned subsidiary of the Surviving Corporation. Subject to the terms and conditions of the Merger Agreement, (a) each outstanding share of Company Common Stock, other than any shares held by the Company or its subsidiaries (which will be cancelled) and shares as to which dissenters' rights are perfected under Delaware law, will be converted into (i) $28.80 in cash and
(ii) one-tenth of one share of New Common Stock, (b) each outstanding share of Company Preferred Stock will be converted into 31.25 shares of New Common Stock, and (c) each outstanding share of Holdings Common Stock, other than shares held by Holdings or its subsidiaries (which will be cancelled) and shares as to which dissenters' rights are perfected under Delaware law, will be converted into (i) 8,231.76 shares of New Common Stock and (ii) 3,029.29 Warrants, with each Warrant entitling the holder thereof to purchase one share of New Common Stock at a price of $48.00 during the period commencing on the fourth anniversary of the Effective Time and ending on the seventh anniversary thereof. Cash will be paid in lieu of fractional shares of New Common Stock.

     The closing of the Transactions will take place as promptly as practicable after the conditions precedent to the Merger set forth in the Merger Agreement are satisfied or waived. The Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware or such later date as is specified in the Certificate of Merger.

BACKGROUND OF THE MERGER

     In December 1992, the Company consummated the initial public offering of the Company Common Stock (the "IPO"). Prior to the IPO, the Company was a wholly-owned subsidiary of K-H, an indirect wholly-owned subsidiary of Varity. Prior to the IPO, the non-wheel businesses and assets of the Company, including the automotive brake systems business conducted by it, were transferred, together with the liabilities related thereto, to a wholly-owned subsidiary of the Company, the capital stock of which was thereafter transferred by the Company to K-H as an extraordinary dividend. Upon completion of the IPO, Varity (through K-H) owned 8,144,000 shares of Company Common Stock representing 46.3% of the outstanding Company Common Stock. Upon completion of the IPO, the Company Board consisted of five directors: two Varity representatives (including the Chairman of the Company Board), the Chief Executive Officer of the Company and two Independent Directors (as defined in the Company's By-laws, see "COMPARISON OF STOCKHOLDER RIGHTS -- Number and Qualifications of Directors"). Except for the replacement of one of the Varity representatives, the composition of the Company Board has remained unchanged since the IPO.

     As disclosed in the prospectus for the IPO and in each of the Company's proxy statements since the IPO, in connection with the IPO, the Company Board adopted a resolution providing that the Company will not enter into any transaction with or pay any fee to an affiliate or associate (as such terms are defined under Rule 12b-2 under the Exchange Act) of the Company (other than any subsidiary or associate of the Company in which no direct or indirect parent company of the Company has any interest otherwise than through the Company), unless (i) the transaction or fee is as fair to the Company as would be the case if such transaction or fee had been negotiated on an arm's-length basis with an unaffiliated third party and (ii) the transaction or fee (if the value or costs thereof to the Company is $10 million or more) is approved by a majority of the Company's Independent Directors.

     On September 26, 1995, the Company Board received a proposal from Varity for a business combination pursuant to which all of the Company's stockholders, other than Varity, would receive $25.00 in cash in exchange for each of their shares of Company Common Stock and the Company would become a wholly owned subsidiary of Varity. In its proposal, Varity indicated that its proposed transaction was subject to the preparation and execution of a mutually satisfactory definitive agreement with terms customary in such transactions and that its proposal was not subject to any financing conditions or contingencies. In its proposal, Varity indicated that its 8,144,000 shares of Company Common stock were not for sale. Varity requested that the Company Board appoint a special committee consisting of independent directors who are not employees of the Company or Varity to consider Varity's proposal.

     On September 27, 1995, the Company Board met and appointed a special committee of the Company Board (the "Special Committee"), consisting of the two Independent Directors, to consider Varity's proposal and to take certain other actions, including consideration of alternatives to the Varity proposal. In this connection, the Special Committee retained legal counsel and interviewed several investment banks before selecting Goldman Sachs as the Special Committee's financial advisor.

     Following the public announcement of the Varity proposal, litigation was commenced in the Delaware Chancery Court against the Company, its directors and Varity by several purported stockholders of the Company (but has been voluntarily dismissed, without prejudice, by the plaintiffs pursuant to a stipulation executed in early April 1996). In addition, in October 1995, Varity made filings under the HSR Act with respect to its proposed business combination with the Company.

     Subsequent to its appointment as the Special Committee's financial advisor, Goldman Sachs commenced its due diligence with respect to the Company in order to assist the Special Committee in its evaluation of Varity's proposal and alternatives thereto. At the direction of the Special Committee, Goldman Sachs contacted parties which Goldman Sachs and the Special Committee believed might be interested in pursuing a transaction involving the Company. In addition, during the period between October 1995 and March 1996, Goldman Sachs was contacted by certain parties who indicated a potential interest in pursuing a transaction involving the Company. As a result of these contacts, the Company entered into confidentiality agreements with certain parties and provided confidential, non-public information to the parties that entered into confidentiality agreements.

     One of the parties contacted by Goldman Sachs was JLL, and JLL entered into a confidentiality agreement with the Company and received confidential, non-public information with respect to the Company. In November 1995, JLL acquired its interest in Holdings as a result of the Holdings 1995 Recapitalization (as hereinafter defined). In late November 1995, JLL indicated to the Special Committee's advisors that it might be interested in pursuing a recapitalization transaction involving the Company and Holdings pursuant to which the Company's stockholders would receive $25.00 in cash and an interest in the combined companies which JLL indicated had a value of $5.00 per share. JLL indicated that any proposal it would make would be subject to a number of conditions, including, without limitation, satisfactory completion of due diligence. In this connection, Motor Wheel and the Company entered into mutual confidentiality agreements, supplied each other with non-public information regarding each of their respective businesses, and the Company undertook due diligence of Holdings and Motor Wheel while JLL and Holdings undertook due diligence of the

Company. JLL also met with the Special Committee to discuss the proposal it might be prepared to make and the conditions under which it would be willing to proceed with a transaction involving the Company.

     In connection with the Special Committee's evaluation of the proposal made by Varity, Goldman Sachs met with representatives of Varity and Varity's financial advisors in order to obtain additional information regarding Varity's proposal. In this connection, Varity's financial advisor entered into a confidentiality agreement with the Company, reviewed confidential, non-public information with respect to the Company's operations, and undertook due diligence with respect to the Company's business.

     In November 1995, the Special Committee approved the Company entering into severance agreements with twelve Company officers, managers or key employees. See "-- Certain Transactions; Interests of Certain Persons in the Merger -- Company Employee Benefit Arrangements; Severance Agreements."

     In late January 1996, after a number of meetings and contacts between representatives of Varity and representatives of the Special Committee and a meeting between the Special Committee and representatives of Varity to discuss the Varity proposal, in response to a request from the Special Committee, Varity indicated to the Special Committee that it was not prepared to increase the price it was prepared to pay for the Company above the $25.00 per share contained in its September 1995 proposal. The Special Committee then informed Varity that it had been contacted by a third party who was interested in pursuing a transaction with the Company that offered greater value to the Company's stockholders than the Varity proposal.

     On February 5, 1996, Varity publicly announced that it had withdrawn its proposal for a business combination with the Company. In addition, Varity also announced that it had no intention of taking the Company private or of acquiring any additional Company Common Stock.

     In mid-February 1996, at the request of the Special Committee, the Company Board met with representatives of Varity and its advisors and JLL. After this meeting, representatives of Varity requested additional information from Goldman Sachs and JLL regarding JLL's proposal to combine the Company and Holdings in a recapitalization transaction.

     In February and March 1996, representatives of Varity, the Company, Holdings and JLL undertook additional due diligence with respect to the businesses and operations of Motor Wheel and the Company. In addition, representatives of Varity, the Company, JLL and the Special Committee had a number of discussions regarding the structure of a potential transaction involving the combination of the Company and Holdings and the value that would be received by the Company's stockholders in such a transaction. Beginning in mid-March 1996, senior members of the Company's management as well as representatives of the Special Committee, the Company, Varity, JLL, Holdings and the New Investors commenced negotiations with respect to the detailed terms, provisions, and conditions of the Merger Agreement, the Stock Option Agreement and the Subscription Agreements, the Registration Rights Agreement and other related agreements (the "Other Agreements") and the terms of the financing for the proposed Transactions. The Merger Consideration, the exchange ratio for the Holdings Common Stock and the resulting relative ownership of the stockholders of the Company, the New Investors and the stockholders of Holdings in the Surviving Corporation were determined on the basis of arms-length negotiations among the Company, the Special Committee, Varity, JLL, Holdings and the New Investors, and their respective representatives. As a result of the discussions and negotiations among the various parties, JLL and Holdings increased the amount of cash Holdings would be willing to pay to the Company's stockholders in a recapitalization transaction from $25 to $28.80 per share of Company Common Stock. During the course of the negotiations of the Merger Agreement, the Stock Option Agreement, and the Other Agreements and the terms of the financing for the proposed Transactions, Varity was represented by its own legal and financial advisors, while the legal and financial advisors for the Company and the Special Committee considered the interests of the stockholders of the Company other than Varity. At the same time, representatives of the Company, Holdings, Varity and JLL completed their respective due diligence of the Company's and Motor Wheel's businesses and operations.

     A special meeting of the Holdings Board was held on March 28, 1996 to consider the terms of the Transactions, including the Merger, and the Holdings Board received presentations concerning, and reviewed the terms of, the Merger and the Transactions with its legal counsel. The Holdings Board then unanimously determined that the Merger is advisable and fair to, and in the best interests of, Holdings and its stockholders, approved the Merger Agreement, the Stock Option Agreement and the Other Agreements, and recommended that Holdings' stockholders vote for approval and adoption of the Merger Agreement. See "-- Holdings' Reasons for the Merger; Recommendation of the Holdings Board."

     At a special meeting of the Special Committee held on March 28, 1996, the Special Committee was updated by the Company's management and legal and financial advisors regarding developments since the Special Committee meeting held earlier that week, concerning the negotiations with Varity and JLL, and the proposed terms of the Merger and the Transactions, including the financing thereof.

     At a special meeting of the Company Board held on March 28, 1996 immediately after the Special Committee meeting, the Company Board received presentations from the Company's management and the Company's financial and legal advisors as to the negotiations with Varity, JLL and Holdings, and the terms, conditions and provisions of the Merger Agreement, the Stock Option Agreement, the Registration Rights Agreement, the Subscription Agreements, and the related agreements, as well as the terms of the financing for the Transactions, including the Merger. The Company Board also received a presentation from Goldman Sachs as to the financial aspects of the Merger and Goldman Sachs delivered its opinion that, as of the date thereof, the Merger Consideration to be received by the Company's stockholders pursuant to the Merger Agreement is fair to such stockholders. The Company Board then determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Company and its stockholders, and accordingly, the Company Board unanimously approved the Stock Option Agreement, the Merger Agreement, the Registration Rights Agreement, the Subscription Agreements, and the transactions contemplated thereby and resolved to recommend that the stockholders of the Company vote for approval and adoption of the Merger Agreement at a special meeting of the Company's stockholders to be held for such purpose. See "-- The Company's Reasons for the Merger; Recommendation of the Company Board."

     After the special meetings of the Holdings Board and the Company Board, the Merger Agreement, the Stock Option Agreement, the Registration Rights Agreement, and the Subscription Agreements were executed and on March 29, 1996, the Company and Holdings issued a joint press release announcing the Merger.

THE COMPANY'S REASONS FOR THE MERGER; RECOMMENDATION OF THE COMPANY'S BOARD

     At its meeting on March 28, 1996, the Company Board unanimously determined that the Merger Agreement is fair to and in the best interests of the Company and its stockholders and recommended that holders of Company Common Stock vote in favor of the approval and adoption of the Merger Agreement. This determination was made by the entire Company Board at such meeting. As described under "-- Background of the Merger," as a result of the Varity proposal made in September 1995 (which was withdrawn on February 5, 1996), the Special Committee engaged in a process which resulted in the proposal made by Holdings which was reflected in the Merger Agreement and considered by the Company Board on March 28, 1996. At the meeting, the Company Board heard reports from management and its financial and legal advisors regarding the Transactions, including the Merger, and alternatives thereto. The Company Board's decision to enter into the Merger Agreement was based, in large part, upon balancing the risks and benefits of the merger against the risks and benefits of the other alternatives available to the Company and Varity's position with respect to the Merger. See "-- Background of the Merger."

     THE RECOMMENDATION BY THE COMPANY BOARD THAT THE COMPANY'S STOCKHOLDERS APPROVE AND ADOPT THE MERGER AGREEMENT, IS NOT, AND SHOULD NOT BE CONSIDERED TO BE, A RECOMMENDATION THAT THE COMPANY'S STOCKHOLDERS ELECT TO RETAIN OR, ALTERNATIVELY, THAT THE COMPANY'S STOCKHOLDERS SELL SHARES OF NEW COMMON STOCK RECEIVED BY THEM IN THE MERGER.

     In its deliberations and in making its determination, with the assistance of its legal and financial advisors, the Company Board considered a number of factors including, without limitation, the following:

          (i) The Company Board's knowledge of the business, operations, properties, assets, competitive positions, financial condition, operating results, managements, strategic objectives and prospects of the Company and Holdings;

          (ii) The Company Board's judgment as to the future prospects of the Company and Holdings in light of management's and Goldman Sachs' analysis of the wheel industry (including the continuing consolidation of suppliers to OEMs) and the complementary nature of certain of the Company's and Holdings' product lines;

          (iii) The oral and written presentations of Goldman Sachs and the opinion of Goldman Sachs that, as of March 28, 1996, the Merger Consideration to be received by the stockholders of the Company in the Merger is fair to such stockholders. See "-- Opinion of the Financial Advisor to the Company Board" for a discussion of the factors considered in rendering the opinion. Such opinion, which is subject to limitations, qualifications and assumptions, is included as Annex II hereto and should be read in its entirety;

          (iv) The terms and conditions of the Merger Agreement, the Stock Option Agreement and the Other Agreements. The Company Board considered, in particular, the "no-solicitation" provision of the Merger Agreement, the fees and expense reimbursements payable to Holdings (which could require payments of up to $25 million in the aggregate under certain circumstances and which provisions were negotiated at arm's length between the parties) and the termination provisions of the Merger Agreement, the Stock Option Agreement and the Other Agreements. The Company Board considered the impact of the "no-solicitation" provision of the Merger Agreement on the Company's ability to negotiate with the third parties interested in acquiring the Company. The Company Board sought to balance the interests of JLL and the New Investors, which the Company Board believed had made an attractive offer for the Company, in limiting the Company's right to consider other offers against the interests of the Company's stockholders in obtaining the best price for their Company Common Stock. The Company Board was careful to negotiate provisions in the Merger Agreement that would allow it to fulfill its fiduciary duties in the event an unsolicited offer from a third party was received. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- No Solicitation." While the Merger Agreement prohibits the Company from soliciting third-party offers, it does not prohibit the Company from considering unsolicited third-party offers. Also, the Company Board negotiated provisions in the Merger Agreement that would result in the termination thereof in the event an offer more favorable to the Company and its stockholders than the Merger is received from a third party. In such event, the Company would be required to pay Holdings a termination fee of $20,000,000 and to reimburse Holdings for its expenses up to $5,000,000. The Company Board concluded that the aggregate amount of such fees and expense reimbursements would not preclude a third-party from making an offer that was materially more favorable to the Company's stockholders. The Company Board also considered the effect of the Stock Option Agreement on third parties who might be interested in pursuing a transaction involving the Company.

          (v) The conditions included in the Merger Agreement, including the financing contingency. The Company Board considered that JLL had completed similar transactions, which fact mitigates the risk that the financing contingency clause will be exercised;

          (vi) Varity's willingness to enter into the Stock Option Agreement and Varity's expressed support for the Merger, as well as the fact that Varity would receive the same Merger Consideration as the public stockholders of the Company;

          (vii) The fact that Varity's $25 per share proposal to acquire the Company Common Stock it did not already own has been public since September 1995 and that in the intervening period no third party has made a proposal to acquire the Company that offered more value to the Company's stockholders than the Merger;

          (viii) Possible alternatives to the Merger, including continuing to operate the Company as an independent public company (even though Varity had indicated its view that it favored entering into the Merger Agreement), as well as the impact, short term and long term, of such alternatives on the value of the Company;

          (ix) The historical market price of the Company Common Stock, which had ranged from $16.75 per share to $27.25 per share during the year ended March 28, 1996, the last trading day prior to the public announcement of the signing of the Merger Agreement, and from $15.25 per share to $27.25 per share during the three years ended March 28, 1996;

          (x) The fact that the consideration to be received by the Company's stockholders in the Merger represents an approximately 30% premium over the closing price of Company Common Stock of $24.75 per share on March 28, 1996, the last trading day prior to the announcement of the signing of the Merger Agreement;

          (xi) The fact that the Merger Consideration to be received by the stockholders of the Company in the Merger will consist of approximately 90% cash, and that the Company's stockholders would also continue to have an equity interest in the Surviving Corporation (although the Company Board considered the risk that the market value of the New Common Stock might decline after the Merger); and

          (xii) The taxable nature of the transaction with respect to the cash received in the Merger (as opposed to a transaction that would be tax-free to the Company's stockholders). The Company Board evaluated the potential tax consequences of the transaction and concluded that the transaction was attractive to the Company's stockholders even though they would be taxed on the cash received. This was in part because the total consideration to be received represents a substantial premium over $24.75, the closing price of the Company Common Stock on March 28, 1996, and is payable primarily in cash at the time the Merger is consummated.

     The foregoing discussion of the information and factors considered and given weight by the Company Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Company Board may have given different weights to different factors.

     THE COMPANY BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF THE COMPANY VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

OPINION OF THE FINANCIAL ADVISOR TO THE COMPANY BOARD

     On March 28, 1996, Goldman Sachs delivered its opinion to the Company Board that, as of the date of such opinion, the Merger Consideration to be received by the holders of Company Common Stock pursuant to the Merger Agreement is fair to such holders.

     The full text of the written opinion of Goldman Sachs, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex II and is incorporated herein by reference. HOLDERS OF COMPANY COMMON STOCK ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY.

     In connection with its opinion, Goldman Sachs reviewed, among other things, the Merger Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the three fiscal years ended January 31, 1995; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; Annual Reports on Form 10-K of Motor Wheel for the two fiscal years ended December 31, 1995 and certain Quarterly Reports on Form 10-Q of Motor Wheel; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company and Holdings prepared by their respective managements. Goldman Sachs also held discussions with members of the senior management of the Company and Holdings regarding the past and current business operations, financial condition and future prospects of their respective companies and for the companies as combined pursuant to the Merger Agreement. In addition, Goldman Sachs reviewed the reported price and trading activity for the Company Common Stock, compared certain financial and stock market information for the Company with similar information for certain other companies, the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations and performed such other studies and analyses as it considered appropriate.

     Goldman Sachs relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by it for purposes of its opinion. In addition, Goldman Sachs has not made an independent evaluation or appraisal of the assets and liabilities of the Company or Holdings or any of their subsidiaries and has not been furnished with any such evaluation or appraisal. In providing its opinion, Goldman Sachs is not expressing any view as to the price at which the New Common Stock will trade following the Merger.

     The following is a summary of certain of the financial analyses used by Goldman Sachs in connection with providing its opinion to the Company Board on March 28, 1996.

          (a) Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the Company Common Stock.

          (b) Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information relating to the Company to corresponding financial information, ratios and public market multiples for eleven (11) selected publicly traded companies (the "Selected Companies"), consisting of: (i) two (2) aluminum wheel manufacturers (Superior Industries International and Amcast Industrial Corporation) (collectively, the "AWM Group") and (ii) nine (9) larger automotive components suppliers (Breed Technologies, Inc.; Magna International Inc.; Lear Seating; Modine Manufacturing Company; Dana Corp.; Masco Tech, Inc.; Borg-Warner Automotive, Inc.; Arvin Industries Inc.; and GenCorp Inc.) (collectively, the "ACS Group"). The Selected Companies were chosen because they are publicly-traded companies with operations that for purposes of analysis may be considered most similar to the Company. Goldman Sachs calculated and compared various financial multiples and ratios regarding the Company and the Selected Companies. The multiples of the Company were calculated using a closing price on the NYSE on September 26, 1995 (the trading day prior to announcement of the Varity proposal) of $20.88 per share of Company Common Stock. The multiples and ratios for the Company were based on information provided by the Company management and the multiples for each of the Selected Companies were based on the most recent publicly available information. With respect to the Selected Companies, Goldman Sachs' consideration included levered market capitalization (i.e., market value of common equity plus estimated market value of debt less cash) as a multiple of latest twelve months ("LTM") earnings before interest, taxes, depreciation and amortization ("EBITDA") and as a multiple of LTM earnings before interest and taxes ("EBIT"). Goldman Sachs' analyses of the Selected Companies indicated levered multiples of LTM EBITDA, which ranged from 4.3x to 6.3x for the AWM Group and from 4.7x to 8.7x for the ACS Group; and LTM EBIT, which ranged from 6.7x to 8.0x for the AWM Group and from 5.4x to 14.3x for the ACS Group; compared to LTM EBITDA and LTM EBIT levered multiples for the Company of 5.1x and 7.6x, respectively. Goldman Sachs also considered for the Selected Companies LTM price/earnings ("P/E") multiples, which ranged from 8.1x to 13.2x for the AWM Group and from 8.3x to 20.1x for the ACS Group, compared to a multiple for the Company of 12.1x; estimated calendar year 1996 P/E multiples, which ranged from 8.2x to 12.4x for the AWM Group and from 8.7x to 15.6x for the ACS Group, compared to a multiple for the Company of 9.6x; and estimated calendar year 1997 P/E multiples, which ranged from 7.6x to 11.2x for the AWM Group and from 7.6x to 13.8x for the ACS Group, compared to a multiple for the Company of 8.7x.

          (c) Discounted Cash Flow Sensitivity Analysis. Goldman Sachs performed a discounted cash flow sensitivity analysis using the Company's management projections. Goldman Sachs calculated equity value per share of Company Common Stock using various growth rates and EBIT margins for the years 1997 through 2001, a discount rate of 11% (representing the discount rate used by management for its own discounting calculations) and an EBITDA multiple of 5.2x (representing the mean EBITDA multiple for the AWM Group and approximating the LTM EBITDA multiple for the Company based on the September 26, 1995 closing price of the Company Common Stock). Using a five-year historical average EBIT margin for the Company of approximately 11% and historical and projected sales growth rates for the Company of 8% to 10%, this analysis indicated a range of implied equity values per share of Company Common Stock of between $26.61 and $29.70. Using the Company management's projected EBIT margins, which over the five-year projection period (1997- 2001) range from approximately 1.5% to 4.5% greater than the historical average EBIT margin for the Company and the same sales growth rates for the Company as the foregoing, the analysis indicated a range of implied equity values per share of Company Common Stock of between $29.95 and $41.11.

          (d) Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to over 80 selected transactions in the automotive components industry since 1987, none of which, individually, was material to the analysis of Goldman Sachs (the "Selected Transactions"). Such analysis indicated that for the Selected Transactions levered aggregate consideration as a multiple of (i) LTM revenues ranged from .28x to 1.7x;
     (ii) LTM EBITDA ranged from 3.2x to 16.1x; and (iii) LTM EBIT ranged from 4.6x to 36.3x. This analysis also indicated that for certain larger, more comparable transactions, levered aggregate consideration as a multiple of
     (i) LTM revenues ranged from .54x to 1.29x; (ii) LTM EBITDA ranged from 5.6x to 8.1x; and (iii) LTM EBIT ranged from 7.5x to 10.9x. The comparable transaction multiples for the Company were 1.13x, 7.1x and 10.6x respectively.

          (e) Analysis at Various Prices for the Company. Goldman Sachs calculated alternative values for the levered aggregate consideration to be paid by Holdings based on the following per share prices for the Company Common Stock: $29.00, $30.00, $31.00, $32.00, $33.00 and $34.00 (the
     "Comparable Share Prices"). These calculations yielded levered aggregate consideration values ranging from $633 million to $721 million for the Company. Goldman Sachs calculated such per share price considerations as a multiple of (i) EBITDA, (ii) EBIT and (iii) net income, in each case based on financial information and estimates supplied by management. With respect to EBITDA, this analysis indicated that (i) multiples for 1996 EBITDA of $93.9 million for the Comparable Share Prices ranged from 6.7x to 7.7x and
     (ii) multiples for estimated 1997 EBITDA of $124.5 million for the Comparable Share Prices ranged from 5.1x to 5.8x. With respect to EBIT, this analysis indicated that (i) multiples for 1996 EBIT of $61.2 million for the Comparable Share Prices ranged from 10.3x to 11.8x and (ii) multiples for estimated 1997 EBIT of $85.6 million for the Comparable Share Prices ranged from 7.4x to 8.4x. With respect to net income, this analysis indicated that (i) multiples for 1996 net income of $28.4 million for the Comparable Share Prices ranged from 17.9x to 21.0x and (ii) multiples for estimated 1997 net income of $41.3 million for the Comparable Share Prices ranged from 12.3x to 14.5x.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all such analyses. No company or transaction used in the above analyses as a comparison is identical to the Company or Holdings or the contemplated transaction. The analyses were prepared solely for purposes of Goldman Sachs' providing its opinion to the Company Board as to the fairness of the Merger Consideration to be received by the holders of Company Common Stock pursuant to the Merger Agreement and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control the parties or their respective advisors, none of the Company, Holdings, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast. As described above, Goldman Sachs' opinion to the Company Board was one of many factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analysis performed by Goldman Sachs and is qualified by reference to the written opinion of Goldman Sachs set forth in Annex II hereto.

     Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. The Company selected Goldman Sachs as its financial advisor because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Merger. Goldman Sachs is familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as co-manager in connection with the Company's public debt financing and initial public offering in 1992 and having acted as financial advisor to the Company in connection with, and having participated in certain of the negotiations leading to, the Merger Agreement. Goldman Sachs has also acted as financial advisor to a special committee of the Company Board considering a prior proposal to acquire the Company made by Varity, the largest stockholder of the Company. In addition, Goldman Sachs has also acted as financial advisor to Varity from time to time, including acting as co-manager in connection with equity financings for Varity.

     Goldman Sachs provides a full range of financial, advisory and brokerage services and in the course of its normal trading activities may from time to time effect transactions and hold positions in the securities or options on securities of the Company and/or Holdings for its own account and for the account of customers. As of the date hereof, Goldman Sachs holds for its own account 59,800 shares of Company Common Stock.

     Pursuant to a letter agreement dated October 10, 1995 (the "Engagement Letter"), a special committee of the Company Board engaged Goldman Sachs to act as its financial advisor in connection with the transactions contemplated therein. Pursuant to the terms of the Engagement Letter, the Company has agreed to pay Goldman Sachs upon consummation of the Merger a transaction fee of $1,000,000 plus (i) 2% of the amount by which the aggregate value of the consideration paid pursuant to the Merger exceeds $27.00 times the number of shares of Company Common Stock included therein (the "Relevant Shares") and (ii) 5% of the amount by which the aggregate value of such consideration exceeds $28.00 times the Relevant Shares; provided, however, that the fee payable pursuant to clauses (i) and (ii) of this paragraph does not exceed 3% of the amount by which such consideration exceeds $25.00 times the Relevant Shares (resulting in an effective fee, for purposes of these clauses (i) and (ii), of 2% of aggregate value paid per share above $27.00 and up to and including $28.00, plus 5% of aggregate value paid per share above $28.00, but subject to the 3% maximum set forth above).

     Pursuant to the Engagement Letter, the Company has also agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorney's fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

HOLDINGS' REASONS FOR THE MERGER; RECOMMENDATION OF THE HOLDINGS BOARD

     At a special meeting of the Holdings Board held on March 28, 1996, the Holdings Board received presentations concerning, and reviewed the terms of, the Merger Agreement with its legal counsel. At the meeting, the Holdings Board unanimously determined that the Merger is advisable, and in the best interests of, Holdings and its stockholders. Accordingly, the Holdings Board has unanimously adopted the Merger Agreement and unanimously recommends that the holders of outstanding shares of Holdings Common Stock vote FOR approval and adoption of the Merger Agreement at the Holdings Special Meeting. See "-- Background of the Merger."

     In reaching its determination, the Holdings Board consulted with Holdings' management, as well as its legal counsel, and considered a number of factors, including, without limitation, the following:

          (i) The consideration to be received by Holdings' stockholders in the Merger, including the fact that the per share consideration of 8,231.76 shares of New Common Stock and the 3,029.29 Warrants to purchase New Common Stock represents a 100% premium over the price of $135,000 per share that JLL and certain other investors paid for Holdings Common Stock in connection with the Holdings 1995 Recapitalization in November 1995. Likewise, the Holdings Board considered the risk that the market value of shares of New Common Stock might decrease subsequent to the Merger. See "THE MERGER -- General."

          (ii) The fact that the issuance of shares of New Common Stock in the Merger would be registered under the Securities Act and that the shares of New Common Stock were expected to be traded on the NYSE, greatly increasing the liquidity of Holdings' stockholders.

          (iii) The ability of Holdings' stockholders to continue to participate in the growth of the business conducted by Holdings and the Company after the Merger and to benefit from the potential appreciation in the value of the New Common Stock, while obtaining tax-free treatment to the extent that they receive shares of New Common Stock. See "CERTAIN FEDERAL INCOME TAX CONSIDERATIONS."

          (iv) The Company's and Holdings' respective businesses (including, without limitation, the range of services provided), assets, liabilities, managements, strategic objectives, competitive positions and prospects. See "ADDITIONAL INFORMATION CONCERNING HOLDINGS."

          (v) The uncertainties of the automotive and light-truck components industry, including the likelihood of continuing consolidation of the industry and the possibility that changes in the industry, depending on their nature, could be disadvantageous to Holdings. The Holdings Board believed that the combined company would be better able to respond to the changes in the industry and to take advantage of the opportunities that such changes might bring.

          (vi) The complementary nature of certain product lines of the Company and Holdings and the strategic growth opportunities available to Holdings absent the Merger.

          (vii) The fact that stockholders of Holdings may receive an additional benefit of any future growth in the value of their equity in the shares of New Common Stock pursuant to their ownership of the Warrants.

     The foregoing discussion of information and factors considered and given weight by the Holdings Board is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the terms of the Merger, the Holdings Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching their determinations. In addition, individual members of the Holdings Board may have given different weights to different factors.

     THE BOARD OF DIRECTORS OF HOLDINGS UNANIMOUSLY RECOMMENDS THAT HOLDERS OF HOLDINGS COMMON STOCK VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

CERTAIN TRANSACTIONS; INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain directors and officers of the Company and Holdings, as well as others, have interests in the Merger in addition to their interests solely as stockholders of the Company and Holdings, as described below.

Officers and Directors of the Surviving Corporation

     The Merger Agreement provides that the officers of the Company immediately prior to the Effective Time will become the officers of the Surviving Corporation, including Ranko Cucuz, President and Chief Executive Officer of the Company, who will continue in such position and is expected to become Chairman of the Board of Directors of the Surviving Corporation. Pursuant to the Merger Agreement, Holdings has agreed that the Chief Executive Officer of the Company will be appointed to the Board of Directors of the Surviving Corporation as of the Effective Time, to serve until the next annual election of directors of the Surviving Corporation. It is also currently expected that John S. Rodewig and Kenneth L. Way, currently directors of the Company, will become directors of the Surviving Corporation following the Merger, and that Mr. Richard Tuley, currently the President of Holdings, will become the Executive Vice President of the Surviving Corporation following the Merger.

     The Merger Agreement provides that, upon consummation of the Merger, the Board of Directors of the Surviving Corporation will be comprised of nine directors, consisting of the Chief Executive Officer of the Company (currently, Ranko Cucuz), four designees of JLL (currently, Timothy J. Clark, Peter A. Joseph,

Paul S. Levy and Marcos A. Rodriquez), one designee of TSG (currently, Cleveland
A. Christophe), and three individuals who are not affiliated with the Company or the New Investors (currently expected to be Messrs. Rodewig and Way and one additional independent director). The Stockholders Agreement will provide that the respective rights of JLL and TSG to designate directors pursuant to such agreement will terminate if any such entity ceases to own at least 50% of its initial investment in the Company. See "MANAGEMENT OF THE SURVIVING CORPORATION."

Company Options

     The Merger Agreement provides that all options of the Company outstanding at the Effective Time under the Company's stock option plans (a "Company Option"), including those held by directors and executive officers, will automatically vest and, at the option of the holder, be converted into (i) the right to receive $32 less the exercise price of such option or (ii) an equal number of options to purchase shares of New Common Stock. Each Company Option will thereafter constitute an option to acquire, upon the same terms and conditions as under the applicable stock option plan of the Company (except as to vesting), a number of shares of New Common Stock equal to the number of shares of Company Common Stock subject to each Company Option. See "-- Treatment of Stock Options." The number of Company Options held by each of the five most highly compensated executive officers of the Company is: Ranko Cucuz (171,400), Giancarlo Dallera (72,250), William S. Linski (53,800), Daniel M. Sandberg (20,350), and William D. Shovers (70,500). The aggregate number of outstanding Company Options is 475,600.

     In addition, it is anticipated that the Company will adopt a new stock option plan prior to the Effective Time providing for the granting of options to purchase shares in an aggregate amount not to exceed 10% of the shares of New Common Stock, to certain officers and key employees of the Company and, after the Effective Time, of the Surviving Corporation.

Company Employee Benefit Plans; Severance Agreements

     The Merger Agreement provides that the Surviving Corporation will honor and assume the Company's employee benefit plans and employee programs, arrangements and agreements as disclosed pursuant to the Merger Agreement (the "Company Employee Plans"). The Surviving Corporation will be free to amend or terminate the Company Employee Plans to the extent permitted by their terms, but not during the first year following the Closing Date if the result would be that the employee benefit plans, programs, arrangements and agreements for the benefit of employees of the Surviving Corporation would be, in the aggregate, less favorable than the Company Employee Plans.

     The Merger Agreement also provides that Holdings will cause the Surviving Corporation to honor severance agreements between the Company and nine executive officers and three other big employees of the Company, including Messrs. Cucuz, Dallera, Linski, Sandberg and Shovers (the "Covered Individuals"). The Company entered into separate letter agreements (the "Company Severance Agreements") with each Covered Individual on or about November 6, 1995, pursuant to which, upon a change of control of the Company (as defined therein), each Covered Individual, including Covered Individuals whose employment with the Company is terminated in anticipation of a change of control, is entitled to an immediate payment of all earned but unpaid compensation, including any unpaid bonuses for previous fiscal years and a pro rata bonus payment (based on Highest Compensation (as defined below) and the greater of normative bonus percentage and estimated projected bonus percentage) for the current fiscal year under any bonus plan for which he is eligible.

     In addition, the Company Severance Agreements provide that each Covered Individual whose employment with the Company is terminated (i) by the Company upon a change of control or in anticipation of a change of control, (ii) by the Company, other than for cause or as a result of death or disability, within three years following a change of control or (iii) voluntarily by such Covered Individual, within three years following a change of control, because of a change in the material terms of his employment, such as compensation or responsibilities, is entitled to a lump sum cash payment, payable within 30 days of such termination, in the aggregate amount of: (a) for all Covered Individuals, earned but unpaid compensation, less any payment previously made in respect of such amount, (b) for all Covered Individuals, the product of the individual's Highest Compensation, his highest normative bonus percentage in the immediately preceding three fiscal years and the fraction of the current fiscal year expired at the time of such termination, less any payments previously made in respect of such amounts upon such change of control, (c) with respect to eight Covered Individuals (including the five currently most highly compensated executive officers), three times, with respect to one Covered Individual two times, and with respect to three Covered Individuals one time the sum of (x) the individual's Highest Compensation and
(y) the product of his Highest Compensation and his highest normative bonus percentage in the immediately preceding three fiscal years, (d) 20% of Highest Compensation with respect to three Covered Individuals, 40% of Highest Compensation with respect to one Covered Individual, and with respect to eight Covered Individuals (including the five currently most highly compensated executive officers), the greater of 60% of the individual's Highest Compensation and $100,000 and (e) with respect to all Covered Individuals, an amount equal to any accrued but unvested account balances as of the date of termination and the actuarial present value of any accrued but unvested benefits other than account balances that as a result of termination are forfeited under any qualified or nonqualified Company retirement or pension plan. The Company Severance Agreements also provide that each such Covered Individual is also entitled to have the Company (i) continue for at least three years with respect to eight Covered Individuals (including the five currently most highly compensated executive officers), at least two years with respect to one Covered Individual and at least one year with respect to three Covered Individuals, all welfare benefit programs, such as medical and life, provided by the Company and its affiliated companies, (ii) with respect to eight Covered Individuals (including the five currently most highly compensated executive officers), timely pay or provide any other amounts, including reimbursable expenses incurred prior to the date of termination, or benefits required or permitted under any plan, program, policy, practice, contract or agreement of the Company and its affiliated companies (subject to limitations), (iii) provide the title to the individual's Company automobile with respect to eight Covered Individuals (including the five currently most highly compensated executive officers), or make a cash payment equal to the value of such automobile in certain cases and (iv) with respect to all Covered Individuals, provide key executive level outplacement services.

     The Company Severance Agreements define Highest Compensation as twelve times a Covered Individual's highest monthly cash compensation (not including any bonus), whether current or deferred, at any time during the period commencing on the first day of the calendar month containing the 365th day prior to the day a change of control occurs and ending on the day of termination of such Covered Individual's employment.

     The Company Severance Agreements also contain provisions regarding termination of employment upon disability, death, and other certain circumstances. In addition, if any payments or benefits paid to the Covered Individuals under the Company Severance Agreements or any other plan, arrangement or agreement with the Company are subject to the federal excise tax on excess parachute payments or any similar state or local tax, or any interest or penalties are incurred with respect thereto, the Company will pay to the Covered Individuals an additional amount so that the net amount retained by the Covered Individuals after deduction or payment of those taxes will be as if no such tax, interest or penalty were imposed.

     The Merger will constitute a change of control under the Company Severance Agreements. Consequently, the Covered Individuals who are parties to the Company Severance Agreements will be entitled to certain cash payments described above at the Effective Time in approximate amounts of: Mr. Cucuz, $74,163, Mr. Dallera, $38,213, Mr. Linski, $30,000, Mr. Sandberg, $26,816, Mr. Shovers, $34,190, and in the aggregate, $329,030.

Employment Agreement

     Richard W. Tuley, President of Holdings, entered into an employment agreement in November 1995 with Holdings and Motor Wheel which has an initial term ending on November 1, 2000 (the "Employment Agreement"). The Employment Agreement provides for (i) the payment of an initial base salary of $300,000 per year to be adjusted to an annual rate of $350,000 commencing August 1, 1996, subject to periodic increases thereafter as may be determined by the Board of Directors of the Company; (ii) the payment of an annual bonus of up to 100% of the base salary, as determined by the Board of Directors of Motor Wheel (the

"Motor Wheel Board"); (iii) participation in all Motor Wheel benefit plans and programs in effect for salaried employees or senior executives of Motor Wheel including the Motor Wheel Salaried Pension Plan; (iv) the continuation of normal compensation for a period of sixty months after termination for disability; and
(v) the use by Mr. Tuley of an automobile provided by Motor Wheel and the reimbursement of country club dues and personal income tax services. Under the Employment Agreement, within twelve months after the occurrence of a Change in Control (as defined in the Employment Agreement), upon the occurrence of (i) the sale, lease or other transfer of all or substantially all of Motor Wheel's assets to an entity which has not entered into a mutually satisfactory employment contract with Mr. Tuley, (ii) a material change in the duties or responsibilities of Mr. Tuley or (iii) a liquidation or dissolution of Motor Wheel, Mr. Tuley will be entitled to terminate his employment and receive (A) the base salary and medical coverage for the remainder of the term of the Employment Agreement, (B) the pro rata portion of the bonus payable, if any, as determined by the Motor Wheel Board for the then current fiscal year and (C) vesting of the Tuley Option (as defined below) except that such option will not vest as to shares for which the performance targets were not met for a particular period. In the event that the employment of Mr. Tuley is terminated Without Cause (as defined in the Employment Agreement), Mr. Tuley will be entitled to (i) receive the base salary for the remainder of the term of the Employment Agreement; (ii) receive the pro rata portion of the bonus payable, if any, as determined by the Motor Wheel Board and (iii) exercise the Tuley Option prior to the earlier of the period ending three months following termination of employment and the expiration date of the Tuley Option, but only to the extent such option is exercisable at the time of termination of employment.

     Pursuant to the Employment Agreement, Mr. Tuley was also granted a stock option (the "Tuley Option") to purchase 16.371 shares of Holdings Common Stock, vesting ratably over a five-year period commencing December 31, 1996 through December 31, 2000, at $135,000 per share, and contingent on Motor Wheel achieving certain performance targets mutually agreed upon by the Holdings Board and Mr. Tuley. At the Effective Time, the Tuley Option will be converted into options to acquire shares of New Common Stock.

Indemnification

     Pursuant to the Merger Agreement, the Surviving Corporation will maintain for a period of eight years after the Effective Time the indemnification policies and agreements of the Company in effect as of the Effective Time with respect to the directors, officers, employees or agents of the Company or its subsidiaries. The Surviving Corporation has also agreed that for three years after the Effective Time, it will provide to the Company's current directors and officers liability insurance protection of the same kind and scope as that provided by the Company's existing directors' and officers' liability insurance policies, except that in no event will the Surviving Corporation be required to expend in any one year an amount in excess of 200% of the annual premiums currently paid by the Company for such insurance (but the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount).

     Pursuant to the terms of the Stockholders Agreement, the Surviving Corporation will enter into certain indemnification agreements with the officers and directors of the Surviving Corporation providing for the indemnification of such officers and directors to the fullest extent permitted under Delaware law.

Registration Rights

     The Company has entered into a Registration Rights Agreement with Varity and K-H providing for certain registration rights with respect to the shares of New Common Stock to be received by K-H pursuant to the Merger. This Proxy Statement/Prospectus constitutes the prospectus for resales of the New Varity Shares. In addition, the New Investors will have certain registration rights pursuant to the Stockholders Agreement. See "-- Resales of New Common Stock and Warrants" and "CERTAIN OTHER AGREEMENTS."

Stock Option Agreement

     Pursuant to the Stock Option Agreement, K-H granted Holdings an irrevocable option to purchase all of the Varity Shares upon the occurrence of certain events and subject to certain conditions, at a price of $32.00 per share. Holdings currently anticipates that, should the Option become exercisable and should Holdings decide to exercise the Option, Holdings would obtain the required funds from its general corporate funds and amounts which may become available under potential future debt or equity financings, the terms of which have not yet been determined. No assurances can be given that Holdings will be able to obtain sufficient funds to exercise the Option should it become exercisable. In the event the Option is exercised (whether or not the Merger is consummated), K-H will receive all of the consideration for the Varity Shares in cash and will not receive any shares of New Common Stock in exchange therefor.

Stock Subscription Agreements

     Pursuant to the Merger Agreement and the Stock Subscription Agreements, the Company will issue and sell to the New Investors Company Preferred Stock. Upon consummation of the Merger, the New Investors will receive shares of New Common Stock in consideration for their Company Preferred Stock and will not receive any cash consideration in respect thereof.

OWNERSHIP OF NEW COMMON STOCK AFTER THE EFFECTIVE TIME

     The following table sets forth the expected ownership of New Common Stock by each entity which is expected to own more than 5% of the outstanding shares of New Common Stock immediately after the Effective Time.

                                                                       PERCENT OF OWNERSHIP       PERCENT OF OWNERSHIP
                                                                           OF SHARES OF               OF SHARES OF
                                     SHARES OF NEW                       NEW COMMON STOCK           NEW COMMON STOCK
              NAME                  COMMON STOCK(A)    WARRANTS(B)    (EXCLUDING WARRANTS)(C)    (INCLUDING WARRANTS)(D)
- ---------------------------------   ---------------    -----------    -----------------------    -----------------------
Joseph Littlejohn & Levy Fund II,
  L.P. ..........................      4,817,086         912,688                43.3%                      46.1%
TSG Capital Fund II, L.P. .......      1,406,250          33,750                12.6                       11.6
CIBC WG Argosy Merchant Fund 2,
  L.L.C..........................      1,250,000          30,000                11.2                       10.3
Varity Corporation(e)............        814,400              --                 7.3                        6.6
Chase Equity Associates, L.P.....        625,000          15,000                 5.6                        5.1

- -------------------------
(a) In addition, 943,000 shares of New Common Stock will be owned by current Company stockholders other than Varity, constituting an ownership of approximately 8.5% of the shares of New Common Stock (excluding Warrants and Options) and approximately 7.6% (including Warrants and Options).

(b) The Warrants will be exercisable from the fourth anniversary of the Effective Time until the seventh anniversary thereof.

(c) Excludes options to purchase shares of New Common Stock held by certain officers and directors of the Company and Holdings and Warrants to purchase 1,300,000 shares of New Common Stock.

(d) Excludes options to purchase shares of New Common Stock held by certain officers and directors of the Company and Holdings and includes Warrants to purchase 1,300,000 shares of New Common Stock.

(e) Varity owns its shares through K-H, its indirect wholly-owned subsidiary.

TREATMENT OF STOCK OPTIONS

     The Merger Agreement provides that each holder of a Company Option which is outstanding and unexercised prior to the Effective Time may elect to receive, in whole or in part, either (i) an amount in cash equal to the difference between
(a) the product of $32 and the number of shares of Company Common Stock subject to the Company Option and (b) the aggregate exercise price of the Company Option or (ii) a vested option to purchase shares of New Common Stock in the same amount and at the same exercise price as for the Company Option, and otherwise subject to the same terms (other than as to vesting) as the Company's 1992 Stock Incentive Plan and the agreements thereunder. Notwithstanding the foregoing, a holder will receive a vested option to purchase shares of New Common Stock if the holder has held his Company Option for less than six months prior to the Effective Time or fails to make a timely election (as provided in the preceding sentence). Stock options held by certain executive officers of Holdings will convert into options to purchase shares of New Common Stock pursuant to their terms.

STOCK EXCHANGE LISTING

     The Company and Holdings have agreed in the Merger Agreement to use reasonable best efforts to cause the shares of New Common Stock to be issued in connection with the Merger to be listed on the NYSE. It is anticipated that the shares of New Common Stock will be traded on the NYSE under the symbol "HAY." It is anticipated that if the shares of New Common Stock are not eligible to be traded on the NYSE, the Company and Holdings will apply to have such shares listed on the NASDAQ National Market.

CERTAIN PROJECTIONS

     In connection with preliminary discussions between Holdings and the Company concerning the feasibility of a business combination and Holdings' and the Company's due diligence investigations, Holdings and its representatives discussed with the Company and its representatives certain matters regarding the business, assets and financial condition of the Company and Motor Wheel. Holdings and the Company also furnished each others' advisors with certain projected financial information concerning the Company and Motor Wheel, respectively, which is summarized below and which Holdings and the Company believe is not publicly available (the "Projections").

     Neither the Company nor Holdings, as a matter of course, makes public forecasts as to future revenues, EBIT or EBITDA. The Projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts. The Projections are included in this Proxy Statement/Prospectus only because such information was made available to Holdings and the Company in connection with their consideration of the Transactions, and the Company and Holdings, therefore, wish to make the same information available to the stockholders of the Company and Holdings.

     While the Company and Holdings considered the Projections in their respective analyses of the Transactions, the Projections constituted only one component of such analyses. The Company and Holdings caution all the stockholders of the Company and Holdings that the Projections are speculative and should not be given undue weight (if any weight is to be given to them at all) in deciding how to vote their shares of Company Common Stock at the Company Special Meeting and shares of Holdings Common Stock at the Holdings Special Meeting, as the case may be. Neither the Company nor Holdings nor any of their respective affiliates, financial advisors, directors or officers, nor any of their independent auditors or attorneys, assumes any responsibility for the accuracy of the Projections. Neither the Company's nor Holdings' independent auditors have examined or compiled the Projections or applied any procedure with respect to this information. Accordingly, they have not expressed any opinion or any other form of assurance on such information.

     The Projections are based on numerous estimates and assumptions, some of which are described below, with respect to general business and economic conditions and many other matters, most of which are beyond the control of the Company and Holdings.

     Because the estimates and assumptions underlying the Projections are inherently subject to significant economic, business and competitive uncertainties and contingencies which are difficult or impossible to predict accurately (and many of which are beyond the control of the Company and Holdings), the Projections are not necessarily indicative of future performance. It is therefore likely that there will be material differences between actual results and those set forth below. The Projections should not be regarded in any respect as a representation by the Company, Holdings or any other person or entity that the results stated in the Projections can be achieved.

     The Company's Projections show the following financial and other information:

                                          1995      1996      1997      1998      1999      2000
                                         ------    ------    ------    ------    ------    ------
                                                              (IN MILLIONS)
        North American automotive and
          light truck industry
          volume......................     14.0      13.5      13.2      12.6      13.2      13.9
        Revenues......................   $611.0    $690.0    $770.1    $881.3    $938.5    $978.0
        EBIT..........................     61.2      85.6     108.9     127.2     142.8     152.5
        EBITDA........................     93.7     124.0     155.0     182.0     200.0     212.0

     For purposes of the Company's Projections, EBITDA represents the sum of income before interest expense and income taxes, plus depreciation and amortization, nonrecurring charges, and other non-cash income and expense.

     The increase in revenues is based on assumed growth in the fabricated, full face modular and clad cover wheels (based substantially upon growth in new vehicle platforms that the Company has been awarded and will commence during 1996-1998), European cast aluminum wheels and the Company's aftermarket business, as well as the consolidation of financial results from the Autokola Czech joint venture in 1998 and beyond. An economic recession in North America is assumed during the 1997-1998 period, with industry volume returning to pre-1995 levels by 2000. The increases in EBIT and EBITDA reflect operating leverage on increased sales and operating improvement plans to raise productivity and reduce costs in the North American aluminum wheel business.

     Motor Wheel's Projections show the following financial information:

                                            1995     1996     1997     1998     1999     2000
                                           ------   ------   ------   ------   ------   ------
                                                              (IN MILLIONS)
        Revenues.........................  $357.2   $312.9   $310.0   $334.4   $360.5   $387.3
        EBIT.............................     8.3      6.2     28.8     38.6     45.3     51.9
        EBITDA...........................    29.1     27.7     44.0     55.0     62.0     68.0

     For purposes of Motor Wheel's Projections, EBITDA represents the sum of income before taxes and interest expense, plus depreciation and amortization, non-cash postretirement benefits (including pension expenses), certain non-cash items included in other income and expense of Motor Wheel's consolidated income statement, other miscellaneous non-cash items and other nonrecurring charges.

     Revenues are projected to decline in 1996 and 1997 because of an assumed industry recession in the automotive and truck and trailer markets and the loss of automotive steel wheel business on certain light truck platforms. The assumptions as to North American automotive and light truck industry volume used by Motor Wheel differed from those of the Company. Revenues are projected to increase after 1997 primarily because of assumed growth in the automotive brake and commercial highway brake segments. The increase in EBIT and EBITDA reflects
(i) plant closures of Motor Wheel plants in Lansing, Michigan and Luckey, Ohio during 1995, (ii) selling, general and administrative cost reduction programs at corporate headquarters implemented in February 1996, and (iii) anticipated cost savings in connection with plant closures at Ypsilanti, Michigan and Mendota, Illinois during 1996.

     The Projections are stand-alone projections of the Company and Motor Wheel, respectively, and do not consider any possible effects of the Transactions.

ACCOUNTING TREATMENT

     The Merger will be accounted for as a recapitalization in which the assets of the Company will be carried forward at book value and the Company will be deemed to have purchased Holdings under the purchase method of accounting in accordance with generally accepted accounting principles. Therefore, the aggregate consideration paid to Holdings' stockholders in connection with the Merger will be allocated to Holdings' assets and liabilities based on their fair market values, with any excess being treated as goodwill. The assets and liabilities and results of operations of Holdings will be consolidated into the assets and liabilities and results of operations of the Company subsequent to the Effective Time.

APPROVALS AND CONSENTS

     Under the HSR Act and the regulations promulgated thereunder by the FTC, certain acquisition transactions may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division and the applicable waiting period has expired or been terminated. On April 12, 1996, the Company, JLL, Argosy and TSG filed Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division and requested early termination of the applicable waiting period thereunder. The FTC granted such early termination on May 7, 1996 and the HSR waiting period was terminated on such date. However, at any time before or after consummation of the Merger, notwithstanding the termination of the waiting period under the HSR Act, the FTC, the Antitrust Division or any state entity could seek under federal or state antitrust laws, among other things, to enjoin the consummation of the Merger. In addition, other filings with, notifications to and authorizations and approvals of various governmental agencies, with respect to the Transactions, relating primarily to antitrust and securities law issues, must be made and received prior to the consummation of the Merger.

     The respective obligations of the Company and Holdings to consummate the Merger are also subject to the condition that no court or other governmental entity having jurisdiction over the Company or Holdings, or any of their respective subsidiaries, shall have entered any injunction or other order (whether temporary, preliminary or permanent) which is then in force and has the effect of making the Merger or the Stock Option Agreement illegal or otherwise prohibiting consummation of the Merger. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- Conditions to Consummation of the Merger."

PROCEDURES FOR EXCHANGE OF COMPANY AND HOLDINGS STOCK CERTIFICATES

     The Company has designated Chemical Mellon Shareholder Services to act as Exchange Agent (the "Exchange Agent") under the Merger Agreement. Immediately following the Effective Time, the Surviving Corporation will deliver, in trust, to the Exchange Agent, for the benefit of holders of shares of Company Common Stock, Holdings Common Stock and Company Preferred Stock: (i) certificates evidencing the shares of New Common Stock issuable pursuant to the Merger Agreement in exchange for certificates ("Certificates") representing, prior to the Effective Time, outstanding shares of Company Common Stock, Holdings Common Stock and Company Preferred Stock, (ii) certificates evidencing the Warrants issuable pursuant to the Merger Agreement in exchange for Certificates representing, prior to the Effective Time, shares of Holdings Common Stock and
(iii) cash in an amount sufficient to make any cash payment due to holders of Company Common Stock.

     As soon as practicable after the Effective Time, the Surviving Corporation will cause the Exchange Agent to mail to each holder of record of a Certificate
(i) a form of letter of transmittal specifying that delivery will be effected, and risk of loss and title to such Certificate will pass, only upon proper delivery of such Certificate to the Exchange Agent and (ii) instructions for use in surrendering such Certificate in exchange for certificates representing shares of New Common Stock and, if applicable, cash or Warrants. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate will be entitled to receive in exchange therefor (A) certificates representing that number of whole shares of New Common Stock and, if applicable, Warrants into which the shares of Company Common Stock, Holdings Common Stock or Company Preferred Stock represented by such Certificate has been converted at the Effective Time pursuant to the Merger Agreement, (B) in the case of Certificates representing shares of Company Common Stock, cash in the amount equal to the number of shares represented by such Certificate multiplied by the Cash Consideration, (C) any dividends or other distributions to which such holder is entitled pursuant to the Merger Agreement and (D) cash in lieu of any fractional share of New Common Stock to which such holder is entitled, in each case after giving effect to any required tax withholdings, and the Certificate so surrendered will be cancelled. Until surrendered as described above, each Certificate will be deemed from and after the Effective Time to represent only the right to receive upon such surrender shares of New Common Stock and, if applicable, Cash Consideration, Warrants, cash in lieu of any fractional shares of New Common Stock and any applicable dividends or distributions on New Common Stock in accordance with the Merger Agreement. In no event will the holder of any such surrendered Certificate be entitled to receive interest on any of the Cash Consideration or cash for fractional shares to be received in the Merger. Neither the Exchange Agent, the Company nor Holdings will be liable to a holder of shares of Company Common Stock, Holdings Common Stock or Company Preferred Stock for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting of such person of a bond in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the applicable certificate representing shares of New Common Stock and, if applicable, Warrants, Cash Consideration, any cash in lieu of fractional shares of New Common Stock and any dividends or other distributions to which such holder of such lost, stolen or destroyed Certificate is entitled to receive pursuant to the Merger Agreement.

     No dividends or other distributions that are declared on or after the Effective Time on New Common Stock, or are payable to the holders of record thereof who became such on or after the Effective Time, will be paid to any person entitled by reason of the Merger to receive certificates representing shares of New Common Stock, and no distribution of Cash Consideration and no cash payment in lieu of any fractional share of New Common Stock will be paid to any person, until such person has surrendered its Certificate as provided above. Subject to applicable law, there will be paid to each person receiving a certificate representing such shares of New Common Stock, at the time of such surrender or as promptly as practicable thereafter, the amount of any dividends or other distributions theretofore paid with respect to the shares of New Common Stock represented by such certificate and having a record date on or after the Effective Time but prior to such surrender and a payment date on or subsequent to such surrender. In no event will the person entitled to receive such dividends or other distributions be entitled to receive interest thereon. If any cash or certificate representing shares of New Common Stock is to be paid to or issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it is a condition of such exchange that the Certificate so surrendered be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of such certificates representing shares of New Common Stock and the distribution of such cash payment in a name other than that of the registered holder of the Certificate so surrendered, or will establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. The Surviving Corporation or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of Company Common Stock, Holdings Common Stock or Company Preferred Stock such amounts as the Surviving Corporation or the Exchange Agent are required to deduct and withhold under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent that amounts are so withheld by the Surviving Corporation or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock, Holdings Common Stock or Company Preferred Stock in respect of whom such deduction and withholding was made by the Surviving Corporation or the Exchange Agent.

     At the Effective Time, the stock transfer books of the Company and Holdings will be closed, and no transfer of Holdings Common Stock, Company Common Stock or Company Preferred Stock will thereafter be made. Subject to any applicable abandoned property, escheat or similar laws, if after the Effective Time, Certificates are presented to the Surviving Corporation for transfer, they will be cancelled and exchanged as described in the preceding paragraphs. After the Effective Time and until surrendered for Certificates as above described, Certificates which immediately prior to the Effective Time represented Holdings Common Stock, Company Common Stock or Company Preferred Stock converted in the Merger will be deemed for all purposes, other than the right to receive payments of dividends and distributions and cash in lieu of any fractional shares, to represent the number of whole shares of New Common Stock, Cash Consideration and, if applicable, Warrants into which such shares were converted.

     STOCKHOLDERS OF HOLDINGS AND THE COMPANY SHOULD NOT FORWARD THEIR CERTIFICATES WITH THE ENCLOSED PROXY CARD, NOR SHOULD THEY RETURN THEIR CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED A TRANSMITTAL LETTER.

RESALES OF NEW COMMON STOCK AND WARRANTS

     Rule 145. All shares of New Common Stock and Warrants issued in the Merger will be freely transferable, except that shares and Warrants received by any person who may be deemed to be an "affiliate," as used in paragraphs (c) and (d) of Rule 145 under the Securities Act (including, without limitation, directors and certain executive officers), of the Company and Holdings for purposes of such Rule 145 may not be resold except in transactions permitted by Rule 145 or as otherwise permitted under the Securities Act.

     The Company has agreed to prepare and deliver to Holdings at least 30 days prior to the Effective Time a list identifying all persons who may be deemed "affiliates" (as described in the preceding paragraph) of the Company (a "Company Affiliate Stockholder") and to use its reasonable best efforts to cause each person so identified to deliver to Holdings at least 10 days prior to the Effective Time a written agreement, in the form previously agreed upon by Holdings and the Company. In such agreement, the Company Affiliate Stockholder will agree not to sell, transfer or otherwise dispose of any shares of New Common Stock issued to such person in connection with the Merger in violation of the Securities Act, its accompanying rules and regulations, and state securities laws. The Company Affiliate Stockholder will acknowledge that he has been advised that he may be deemed an affiliate and therefore may not sell, transfer, or otherwise dispose of stock received in the Merger, unless (i) such sale, transfer or other disposition has been registered under the Securities Act, (ii) to the extent applicable, such sale, transfer or other disposition is made in conformity with the volume and other limitations prescribed by Rule 145 promulgated by the Commission under the Securities Act or is made in a transaction which, as described in a "no-action" or interpretive letter from the Commission relating specifically to such transaction, is not required to be registered under the Securities Act or (iii) in the opinion of counsel reasonably acceptable to the Surviving Corporation, such sale, transfer or other disposition is otherwise exempt from registration under the Securities Act. The Company Affiliate Shareholder will acknowledge that a legend will be placed on shares of New Common Stock received in the Merger which indicates the stock was received in a transaction to which Rule 145 applies and may only be transferred pursuant to the terms of the agreement between the Company Affiliate Stockholder and Holdings and that the Surviving Corporation has reserved the right to place a legend on New Common Stock certificates transferred by the Company Affiliate Stockholder which legend indicates that the shares of New Common Stock are restricted, unless the transfer has been registered under Securities Act or, to the extent applicable, is a sale made in conformity with the provisions of Rule 145.

     Holdings has also agreed to prepare and deliver to the Company at least 30 days prior to the Effective Time a list identifying all persons who may be deemed "affiliates" (as described in the second preceding paragraph) of Holdings and to use its reasonable best efforts to cause each person so identified to deliver to the Company at least 10 days prior to the Effective Time a written agreement, in the form previously agreed upon by Holdings and the Company. Such agreement will be substantially similar to the agreement described in the second preceding paragraph.

     The Stockholders Agreement will provide that no New Investor may transfer its shares of New Common Stock prior to the second anniversary of the Effective Time except to certain permitted transferees, which will include the affiliates of such New Investor and the other New Investors.

     Reofferings by the Selling Stockholder Pursuant to this Proxy Statement/Prospectus. Following the Merger, the New Varity Shares received by the Selling Stockholder in the Merger may be reoffered or resold pursuant to this Proxy Statement/Prospectus by the Selling Stockholder during the time period provided in, and subject to the terms of, the Registration Rights Agreement. See "CERTAIN OTHER AGREEMENTS -- Registration Rights Agreement." If the Surviving Corporation determines in its reasonable judgment and good faith that the sale of the New Varity Shares would require disclosure of material information which the Company has a bona fide business purpose for preserving as confidential or the Surviving Corporation is unable to comply with SEC requirements, the Selling Stockholder is required under the Registration Rights Agreement upon notice from the Surviving Corporation to suspend sales of the New Varity Shares pursuant to this Proxy Statement/Prospectus until the earlier of (i) the date upon which such material information is disclosed to the public or ceases to be material or upon which the Surviving Corporation is able to comply with SEC requirements, or (ii) 30 days after such notice from the Surviving Corporation.

     Plan of Distribution. The Selling Stockholder may sell the New Varity Shares through underwriters or dealers, through brokers or other agents, or directly to one or more purchasers in transactions on the NYSE, in the over-the-counter markets, or in privately negotiated transactions, or in a combination of such transactions. Such transactions may be effected by the Selling Stockholder at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Such underwriters, dealers, brokers or other agents may receive compensation in the form of discounts or commissions from the Selling Stockholder and may receive commissions from the purchasers of such securities for whom they act as agent. In connection therewith, distributors' or sellers' commissions may be paid or allowed that will not exceed those customary in the types of transactions involved. If an agent purchases such securities as principal, such securities may be resold by such agent via any of the methods of sale described above.

     The Selling Stockholder and any dealer, broker or other agent selling New Varity Shares hereby for the Selling Stockholder or purchasing any such securities from the Selling Stockholder for purposes of resale may be deemed to be an underwriter under the Securities Act and any compensation received by such Selling Stockholder, dealer, broker or other agent may be deemed underwriting compensation. Neither the Company nor the Selling Stockholder can presently estimate the amount of such compensation. The Company knows of no existing arrangements between the Selling Stockholder and any dealer, broker or other agent.

     Under the terms of the Registration Rights Agreement, the Company has agreed, to the extent requested by Varity, to enter into an underwriting arrangement with respect to the sale of New Varity Shares through an underwriter. In the event that any underwriters are used in the sale of any such securities, a prospectus supplement will be delivered with this Prospectus which will describe any material arrangements for the distribution of such securities, including the name or names of any underwriters, the purchase price of such securities and the proceeds to the Selling Stockholder from any such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers, together with other related information.

     Agents for the sale or distribution of the New Varity Shares and underwriters, if any, may engage in transactions with or perform services for the Surviving Corporation or its affiliates in the ordinary course of business.

     To comply with certain states' securities laws, if applicable, the New Varity Shares may be sold in such states only through brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     Pursuant to the provisions contained in the Registration Rights Agreement, the Company is obligated under certain circumstances to indemnify K-H and Varity, their respective officers, directors, employees and agents, and controlling persons, and each underwriter in an offering or sale of securities pursuant to this Proxy Statement/Prospectus, against certain liabilities related to such sale or disposition, including liabilities arising under the Securities Act or to contribute to payments which such persons or entities may be required to make in respect thereof. In accordance with the Registration Rights Agreement, the Company may, in certain circumstances, also be entitled to indemnification or contribution by K-H and Varity or underwriters participating in an offering of the securities to which this Proxy Statement/Prospectus relates.

     The Company has agreed to pay the expenses incurred in connection with the preparation and filing of this Proxy Statement/Prospectus and the related Registration Statement, including the fees and expenses in connection with the registration and qualification of the New Varity Shares for sale under state securities laws.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary addresses the material federal income tax consequences of the Merger to stockholders of both the Company and Holdings. The summary is based upon current provisions of the Code, existing and proposed treasury regulations promulgated thereunder, relevant administrative rulings and applicable judicial decisions, all of which are subject to change, possibly with retroactive effect.

     The summary does not address all aspects of federal income taxation that may be relevant to particular stockholders and thus, for example, may not be applicable to stockholders who are not citizens or residents of the United States or stockholders who are employees and who acquired their stock pursuant to the exercise of incentive stock options or as compensation; nor does this summary address the effect of any applicable foreign, state, local or other tax laws. The discussion assumes that each holder of Holdings Common Stock as well as each holder of Company Common Stock and Company Preferred Stock holds such stock as a capital asset within the meaning of Section 1221 of the Code.

     No rulings have or will be requested from the Internal Revenue Service (the "IRS") with respect to any issue discussed herein. Accordingly, there can be no assurance that the IRS will not challenge the views expressed herein or that a court would not sustain any such challenge.

     STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PRECISE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE PROPOSED TRANSACTIONS.

TAX CONSEQUENCES OF THE MERGER GENERALLY

     Skadden, Arps, Slate, Meagher & Flom, special counsel to Holdings, has delivered to Holdings its opinion, based upon customary representations of Holdings and the Company, that the Merger will qualify as a reorganization under
Section 368 of the Code. Accordingly, no gain or loss will be recognized by the Company or Holdings solely as a result of the merger of Holdings into the Company pursuant to the Merger and the material federal income tax consequences to Holdings stockholders will be as follows:

TAX CONSEQUENCES TO HOLDINGS STOCKHOLDERS

     In the opinion of Skadden, Arps, Slate, Meagher & Flom, pursuant to the Merger, Holdings stockholders will be deemed to have exchanged their Holdings Common Stock for New Common Stock and Warrants. No loss will be recognized upon the exchange and gain will be recognized to the extent of the lesser of the fair market value of the Warrants received or the gain realized by such stockholders on the exchange. The gain so realized is measured by the difference between the Holdings stockholder's adjusted tax basis in the Holdings Common Stock surrendered and the aggregate fair market value of the New Common Stock and Warrants received therefor. Any such gain recognized by a Holdings stockholder pursuant to the Merger will likely be treated as capital gain provided that the stockholder held the Holdings Common Stock as a capital asset. Such capital gain will be long term if the stockholder has held such Holdings Common Stock for more than one year at the Effective Time.

     Holdings stockholders will have a tax basis in the Warrants received equal to the fair market value of such Warrants at the Effective Time. Holdings stockholder's aggregate tax basis in the New Common Stock will be equal to the aggregate tax basis of the Holdings Common stock surrendered in the Merger increased by any gain recognized as a result of the Merger and decreased by the fair market value of the Warrants received. Such tax basis will be attributed separately to each block of New Common Stock and Warrants received in exchange for each block of Holdings Common Stock surrendered therefor (i.e., shares of Holdings Common Stock acquired at the same time for the same price).

     The holding period of the Warrants received pursuant to the Merger will begin on the day following the Effective Time. The holding period of the New Common Stock received pursuant to the Merger will include the holding period of the Holdings Common Stock surrendered in exchange therefor, provided such Holdings Common Stock was held as a capital asset by the Holdings stockholder.

TAX CONSEQUENCES TO HOLDERS OF COMPANY COMMON STOCK

     Altheimer & Gray, counsel to the Company, has delivered to the Company its opinion that pursuant to the Merger, holders of Company Common Stock will be deemed to have exchanged their Company Common Stock for Cash Consideration and New Common Stock. No loss will be recognized upon the exchange and gain will be recognized to the extent of the lesser of the Cash Consideration received or the gain realized by such stockholders on the exchange. The gain so realized is measured by the difference between the stockholder's adjusted tax basis in the Company Common Stock deemed surrendered and the aggregate fair market value of the New Common Stock and the Cash Consideration received therefor. Any such gain recognized by a holder of Company Common Stock pursuant to the Merger will be treated as capital gain provided that such stockholder held the Company Common Stock as a capital asset. Such capital gain will be long term if the stockholder has held such Company Common Stock for more than one year at the Effective Time.

     Holders of Company Common Stock will have a tax basis in the New Common Stock deemed received equal to the aggregate tax basis of the Company Common Stock deemed surrendered in the Merger, increased by any gain recognized as a result of the Merger and decreased by the Cash Consideration received.

     The holding period of the New Common Stock deemed received pursuant to the Merger will include the holding period of the Company Common Stock deemed surrendered in exchange therefor, provided such Company Common Stock was held as a capital asset by the Company stockholder.

TAX CONSEQUENCES TO HOLDERS OF COMPANY PREFERRED STOCK

     The opinion of Altheimer & Gray delivered to the Company indicates that the exchange of Company Preferred Stock for New Common Stock will be a reorganization under Section 368 of the Code. Accordingly, no gain or loss will be recognized by the Company or by the holders of Company Preferred Stock in the exchange.

     The tax basis of the New Common Stock received by the holders of Company Preferred Stock will be the same as the tax basis of the Company Preferred Stock surrendered in exchange therefor.

     The Holding period of the New Common Stock received in exchange for Company Preferred Stock include the holding period of the Company Preferred Stock surrendered in exchange therefor, provided such Company Preferred Stock was held as a capital asset by the Company stockholder.

TAX CONSEQUENCES TO HOLDERS OF COMPANY COMMON STOCK OF CASH RECEIVED IN LIEU OF FRACTIONAL SHARES OF NEW COMMON STOCK

     The opinion of Altheimer & Gray delivered to the Company states that cash received by Company stockholders in lieu of fractional shares of New Common Stock will be treated as received in redemption of such fractional interest, and gain or loss, if any, will be recognized in an amount equal to the difference between the amount of cash received for such fractional interest and the portion of the stockholder's tax basis in its Company Common Stock that is properly allocable to such fractional shares. Such gain or loss will be capital gain or loss, provided that such fractional shares would have been held by such stockholders as a capital asset, and will be long-term if the holding period of the fractional share of New Common Stock considered redeemed for cash is more than one year at the Effective Time.

TAX CONSEQUENCES TO HOLDINGS STOCKHOLDERS OF CASH RECEIVED IN LIEU OF FRACTIONAL SHARES OF NEW COMMON STOCK

     In the opinion of Skadden, Arps, Slate, Meagher & Flom, cash received by Holdings stockholders in lieu of fractional shares of New Common Stock will be treated as received in redemption of such fractional interest, and gain or loss, if any, will be recognized in an amount equal to the difference between the amount of cash received for such fractional interest and the portion of the stockholder's tax basis in its Holdings Common Stock that is properly allocable to such fractional shares. Such gain or loss will be capital gain or loss, provided that such fractional shares would have been held by such stockholders as a capital asset, and will be long-term if the holding period of the fractional share of New Common Stock considered redeemed for cash is more than one year at the Effective Time.

DISSENTING HOLDERS OF COMPANY COMMON STOCK

     The opinion of Altheimer & Gray delivered to the Company indicates that a holder of Company Common Stock who perfects such stockholder's dissenter's rights under Section 262 of the DGCL will recognize gain or loss equal to the difference between the amount realized by such stockholder in the statutory appraisal proceeding and such stockholder's adjusted tax basis in his Company Common Stock.

DISSENTING HOLDINGS STOCKHOLDERS

     In the opinion of Skadden, Arps, Slate, Meagher & Flom, a holder of Holdings Common Stock who perfects such stockholder's dissenter's rights under
Section 262 of the DGCL will recognize gain or loss equal to the difference between the amount realized by such stockholder in the statutory appraisal proceeding and such stockholder's adjusted tax basis in his Holdings Common Stock.

                   CERTAIN PROVISIONS OF THE MERGER AGREEMENT

CERTAIN REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties of the Company and Holdings, and with respect to their subsidiaries, relating to, among other things, the following matters: (i) their due organization, existence, good standing, organizational documents and similar corporate matters; (ii) their capitalization; (iii) the authorization, execution, delivery and enforceability of the Merger Agreement and the transactions contemplated thereby; (iv) their compliance with applicable laws; (v) the absence of any (A) conflict with their organizational documents, applicable law or certain contracts, or (B) governmental or regulatory authorization, consent or approval required to consummate the Merger; (vi) reports and other documents filed with the Commission; (vii) the absence of certain changes or events; (viii) the absence of material pending or threatened litigation; (ix) the absence of undisclosed liabilities; (x) the validity and enforceability of contracts and the absence of non-competition agreements; (xi) certain tax matters; (xii) title to property and effect of leases; (xiii) intellectual properties; (xiv) the accuracy of the information supplied in the Registration Statement and this Proxy Statement/Prospectus; (xv) employee benefit plans; (xvi) environmental laws;
(xvii) labor matters; (xviii) certain contracts and affiliate transactions;
(xix) in the case of the Company, the delivery of an opinion of the financial advisor of the Company as to the fairness of the consideration to be received in the Merger by the holders of Company Common Stock; (xx) certain matters related to the financing and Subscription Agreements; (xxi) in the case of Holdings, the absence of "Interested Stockholders" (as defined in Section 203 of the DGCL) of the Company; and (xxii) the absence of any brokerage fees. All representations and warranties of the Company and Holdings expire at the Effective Time.

CONDUCT OF BUSINESS PENDING THE MERGER

     Each of the Company and Holdings has agreed (except as expressly contemplated by the Merger Agreement or to the extent that the other party otherwise consents in writing, which consent will not be unreasonably withheld) that, prior to the Effective Time, it and its Subsidiaries will carry on their respective businesses only in the ordinary course of business and consistent with past practice and will use all reasonable efforts to preserve intact their present business organizations, keep available the services of their present officers and key employees and preserve their existing relationships with customers, suppliers and others having business dealings with it and its Subsidiaries. In connection therewith, each of the Company and Holdings also agreed that neither it nor any of its Subsidiaries would: (a) (i) amend its certificate of incorporation, by-laws or similar organizational documents, (ii) split, combine or reclassify any of its outstanding capital stock, (iii) declare, set aside or pay any dividend (except, in the case of the Company, its normal quarterly dividend of $.015 per share) or other distribution payable in cash, stock or property with respect to its capital stock or (iv) redeem or otherwise acquire directly or indirectly any of its capital stock or any of the capital stock of its Subsidiaries (except to the extent required by applicable law with respect to directors' qualifying shares); (b) issue, sell or authorize the issuance or sale of, any shares of its capital stock or shares of its Subsidiaries or securities convertible into, or options, warrants, commitments, subscriptions or rights of any kind to acquire, any such shares or convertible securities, other than the issuance of shares of Company Common Stock upon the exercise of outstanding stock options or the granting of options to employees in the ordinary course of business and consistent with past practice; (c) (i) merge, combine or consolidate with another entity, (ii) acquire or purchase an equity interest in or a substantial portion of the assets of any business, other than in the ordinary course of business and consistent with past practice or otherwise enter into any material contract, commitment or transaction or (iii) sell, lease, license, waive, release, transfer, encumber or dispose of any of its material assets other than in the ordinary course of business and consistent with past practice; (d) (i) incur, assume or prepay any material indebtedness or any other material liabilities other than in each case in the ordinary course of business and consistent with past practice, (ii) assume, guarantee, endorse or become directly, contingently or otherwise liable or responsible for the obligations of any other party (other than a Subsidiary), in each case, except in the ordinary course of business and consistent with past practice or (iii) make any loans, advances or capital contributions to or investments in, any other person (other than to a Subsidiary); (e) pay, discharge, settle or satisfy any claim, liabilities or obligations, absolute, contingent or otherwise, other than in the ordinary course of business and consistent with past practice or in accordance with mandatory terms of any Contract (as defined in the Merger Agreement); (f) modify or amend, or waive any benefit of, any non-competition agreement; (g) make or authorize any capital expenditure not already committed or budgeted for in 1996 in excess of $2 million individually, or $5 million in the aggregate; (h) permit any insurance policy naming it or a Subsidiary as a beneficiary or a loss payee to be cancelled or terminated, except in the ordinary course of business; (i) (i) adopt, enter into, terminate or amend in any material respect (except as may be required to comply with applicable law) any plan for the current or future benefit or welfare of any director or officer, (ii) grant an increase in the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee, except for normal increases in compensation and bonuses and payment of bonuses in the ordinary course of business and consistent with past practice or as otherwise approved or (iii) take any action to fund or in any other way secure, or to accelerate or remove restrictions with respect to any employee plan, agreement, contract, arrangement or other employee benefit plan other than in the ordinary course of business;
(j) make any material change in its accounting or tax policies or procedures unless required by law or to comply with generally accepted accounting principles; or (k) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

EMPLOYEE BENEFITS

     The Merger Agreement provides that the Surviving Corporation will honor and assume the Company Employee Plans. The Surviving Corporation will be free to amend or terminate the Company Employee Plans to the extent permitted by their terms, but not during the first year following the Closing Date if the result would be that the employee benefit plans, programs, arrangements and agreements for the benefit of employees of the Surviving Corporation would be, in the aggregate, less favorable than the Company Employee Plans.

     Holdings also agreed to cause the Surviving Corporation to honor and assume the Company Severance Agreements. See "THE MERGER -- Certain Transactions; Interests of Certain Persons in the Merger."

INDEMNIFICATION

     Holdings and the Company have agreed in the Merger Agreement that all rights to indemnification in favor of any employee, agent, director or officer of the Company and each of its Subsidiaries shall be maintained for a period of eight years from the Effective Time to the same extent and in the same manner as provided in the respective charters or by-laws of the Company and its Subsidiaries, or in any agreement between an indemnified party and the Company or its Subsidiaries, in effect on the date of the Merger Agreement; provided that in the event any claim or claims are asserted or made within such eight-year period, all rights to indemnification in respect of any such claim or claims will continue until final disposition of any and all such claims. The parties have also agreed in the Merger Agreement that the Surviving Corporation will indemnify each officer, director, employee or agent of the Company and each of its Subsidiaries pertaining to actions or omissions in their capacity as an officer, director, employee or agent or as a trustee or fiduciary for the benefit of the Company or any of its Subsidiaries, occurring prior to the Effective Time (including the transactions contemplated by the Merger Agreement), in each case to the fullest extent permitted by applicable law. The Company and Holdings have also agreed that if any such action, proceeding or investigation is brought against any indemnified party, in connection with any matter occurring prior to, and including, the Effective Time, the Surviving Corporation will pay such indemnified party's legal and other expenses (including the cost of any investigation and preparation) incurred by such indemnified party so long as such party enters into an undertaking to reimburse the Company for all amounts advanced if a court of competent jurisdiction determines that indemnification of such party is prohibited by applicable law.

     The Merger Agreement also provides that the Surviving Corporation will pay all expenses, including reasonable attorneys' fees, incurred by an indemnified party in enforcing the indemnity and other obligations described above.

     The Merger Agreement further provides that the Company, and from and after the Effective Time, the Surviving Corporation, will cause to be maintained for three years after the Effective Time, the current policies of directors' and officers' liability insurance or other policies with protection of the same kind and scope as such current policies, and without any gap in coverage with respect to matters occurring prior to the Effective Time. The Surviving Corporation will not be required to pay premiums for such insurance in excess of an amount equal to 200% of annual premiums currently paid by the Company for such insurance, but will be required to obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

NO SOLICITATION

     The Company has agreed in the Merger Agreement that, prior to the Effective Time, neither it nor any of its Subsidiaries or affiliates, nor any of their respective officers, directors, employees, agents or representatives will, directly or indirectly, (i) solicit or initiate (including by way of furnishing or disclosing non-public information) any inquiries or the making of any proposal with respect to any merger, consolidation or other business combination involving the Company or any Subsidiary of the Company or the acquisition of all or any significant part of the assets or capital stock of the Company or any Subsidiary of the Company (an "Acquisition Transaction") or (ii) negotiate, explore or otherwise engage in discussions with any person with respect to an Acquisition Transaction, or which may reasonably be expected to lead to an Acquisition Transaction or enter into any agreement, arrangement or understanding which would require the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by the Merger Agreement; provided, however, that, prior to the Effective Time, if the Company Board concludes in good faith, after consultation with its financial advisors and based upon advice of outside counsel, that its fiduciary duties to the Company's stockholders under applicable law require such action, the Company may, in response to an unsolicited written proposal from a third party regarding a Superior Proposal (as hereinafter defined), furnish information with respect to, negotiate or otherwise engage in discussions with such third party. The Company also agreed that, except as may be required pursuant to its fiduciary duties under applicable law, as of the date of the Merger Agreement, it, its Subsidiaries and Affiliates, and their respective directors, officers, employees, agents and their representatives will immediately cease and terminate any existing activities, discussions or negotiations with any person conducted prior to the date of the Merger Agreement with respect to any Acquisition Transaction. The Company further agreed to promptly advise Holdings of any inquiries or proposals received by, any such information requested from, or any negotiations or discussions sought to be initiated or continued with, the Company, its Subsidiaries or affiliates, or any of their respective directors, officers, employees, agents or representatives with respect to an Acquisition Transaction, and the terms thereof, including the identity of such third party and the general terms of any financing arrangements or commitment, and except as may be required pursuant to its fiduciary duties under applicable law, to on an ongoing basis or upon Holdings' reasonable request update Holdings as to the status of such inquiry or proposal, the actions taken and other developments with respect thereto. A "Superior Proposal" means a bona fide written and unsolicited proposal, or offer made by any person with respect to an Acquisition Transaction on terms which the Company Board determines in good faith, and in the exercise of reasonable judgment (based on the advice of independent financial advisors and legal counsel), to be more favorable to the Company and its stockholders than the transactions contemplated by the Merger Agreement (including the financing thereof).

THIRD PARTY STANDSTILL AGREEMENTS

     The Company has agreed in the Merger Agreement that, prior to the Effective Time, it will not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party, except to the extent that the Company Board determines in good faith in consultation with outside counsel, that such action is required to comply with the Company Board's fiduciary duties under applicable law.

EXERCISE OF OPTION

     The Merger Agreement provides that, in the event that Holdings exercises the Option, Holdings agrees that: (i) it will, within one year from the date of exercise of the Option, commence an offer to purchase (the "Offer") all of the outstanding shares of Company Common Stock not owned by Holdings for consideration having a fair market value of not less than $32 per share and will consummate such offer within 60 days from the date of commencement thereof; (ii) neither Holdings nor any of its affiliates will acquire beneficial ownership of any additional shares of Company Common Stock (and will dispose of any other such shares beneficially owned by Holdings or its affiliates other than the shares acquired pursuant to the Option) until it has consummated the Offer and purchased all shares validly tendered pursuant thereto; and (iii) in the event that the Offer is not commenced and consummated within 425 days following exercise of the Option and the Company increases the Company Board by two members and appoints one designee of Holdings to the Company Board, Holdings will, for a one-year period (the "Standstill Period"), vote all shares in favor of certain alternative transactions proposed by the Company Board the result of which will be the receipt by stockholders of the Company of at least $32 per share in fair market value consideration, cooperate in connection with the alternative transactions and not attempt to gain further influence over the Company. All such standstill restrictions will lapse if an alternative transaction is not consummated during the Standstill Period.

CONDITIONS TO CONSUMMATION OF THE MERGER

     The obligations of the Company and Holdings to consummate the Merger are subject to the satisfaction or waiver of certain conditions, including (i) the absence of any stop order suspending the effectiveness of the Registration Statement and any proceedings for that purpose initiated by the Commission; (ii) the approval of the Merger Agreement by the requisite holders of Company Common Stock and Holdings Common Stock; (iii) no governmental entity having enacted, issued, promulgated, enforced or entered any law, rule, regulation or order which is in effect and which makes the Merger or the Stock Option Agreement illegal or otherwise prohibits consummation of the Merger; (iv) the applicable waiting period under the HSR Act having expired or been terminated; (v) no suit, action or proceeding having been instituted or be pending by any governmental entity which questions the validity or legality of the transactions contemplated by the Merger Agreement or the Stock Option Agreement; (vi) the receipt of the funds necessary to consummate the transactions contemplated by the Merger Agreement (such condition is not applicable to Holdings with respect to any funds represented by the Subscription Agreements if any party is in breach of its commitment under such agreements); and (vii) the receipt by the Company and Holdings of a Solvency Opinion.

     The obligations of Holdings to consummate the Merger are also subject to satisfaction or waiver by Holdings of the following conditions: (i) (A) each of the representations and warranties of the Company contained in the Merger Agreement being true and correct (except where the failure to be accurate would not have a material adverse effect on the Company) as of the date of the Merger Agreement and, except to the extent such representations and warranties refer to an earlier date, as of the Effective Time as though made at and as of the Effective Time, and Holdings having received certificates signed by the chief executive officer or chief financial officer of the Company on behalf of the Company to such effect, (B) the Company having performed all obligations required by the Merger Agreement on or prior to the Effective Time (except where the failure to so perform would not have a material adverse effect on the Company) and (C) since the date of the Merger Agreement, no event, change or effect having occurred which would reasonably be expected to have a material adverse effect on the Company; and (ii) Holdings having received the opinion of outside counsel to the Company reasonably acceptable to Holdings, dated the Effective Time, in form and substance reasonably acceptable to Holdings.

     The obligations of the Company to consummate the Merger are also subject to the satisfaction or waiver by the Company of the following conditions: (i) (A) each of the representations and warranties of Holdings contained in the Merger Agreement being true and correct (except where the failure to be accurate would not have a material adverse effect on Holdings) as of the date of the Merger Agreement and, except to the extent such representations and warranties refer to an earlier date, as of the Effective Time as though made at and as of the Effective Time, and the Company having received certificates signed by the chief executive officer or chief financial officer of Holdings on behalf of Holdings to such effect and (B) Holdings having performed all obligations required by the Merger Agreement on or prior to the Effective Time (except where the failure to so perform would not have a material adverse effect on Holdings); and (ii) the Company having received the opinion of outside counsel to Holdings reasonably acceptable to the Company, dated the Effective Time, in form and substance reasonably acceptable to the Company.

TERMINATION

     The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval thereof by stockholders of the Company or
Holdings:

          (a) by mutual written consent of the Company and Holdings;

          (b) by either Holdings or the Company if (i) the Effective Time does not occur on or before August 15, 1996 or (ii) the stockholders of the Company or Holdings do not approve the Merger Agreement at their respective Special Meeting, unless, in each case, the failure of such event to occur was caused by the action or failure to act of the party seeking to terminate the Merger Agreement which action or failure to act constitutes a breach of such party's obligations under the Merger Agreement;

          (c) by Holdings if the Board of Directors of the Company (i) fails to recommend the approval of the Merger Agreement and the Merger to the stockholders of the Company, (ii) withdraws, amends or modifies in a manner adverse to Holdings its approval or recommendation of the Merger Agreement or the Merger or (iii) fails to reconfirm such recommendation within five business days of a reasonable written request for such confirmation by Holdings;

          (d) by the Company if the Company Board reasonably determines that any Acquisition Transaction is a Superior Proposal and, so long as the Company
     (i) provides Holdings with written notice of such determination, (ii) informs Holdings of the material terms and conditions and financing arrangements of such proposal and the identity of the person making such proposal within five business days of the date of such notice and (iii) after such five-business-day period promptly enters into a definitive acquisition, merger or similar agreement to effect such proposal;

          (e) by either Holdings or the Company if a final and nonappealable injunction, order, decree or ruling has been issued or other action taken permanently enjoining, restraining or otherwise prohibiting the Merger, provided that the party seeking to terminate has used its best efforts to remove such injunction, order, decree or ruling;

          (f) by Holdings in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement which has a material adverse effect on the Company and which cannot be or has not been cured within 45 days after the giving of written notice to the Company by Holdings; or

          (g) by the Company in the event of a breach by Holdings of any representation, warranty, covenant or other agreement contained in the Merger Agreement which has a material adverse effect on Holdings and which cannot be or has not been cured within 30 days after the giving of written notice by the Company to Holdings.

     Pursuant to the terms of the Stock Option Agreement, Holdings has agreed that in the event it has the right to terminate the Merger Agreement because of the events described in paragraphs (b) or (e) above, Holdings will immediately terminate the Merger Agreement unless Varity and K-H consent in writing to Holdings not so terminating.

FEES AND EXPENSES

     The Merger Agreement requires the Company to pay Holdings a termination fee in the amount of $20 million plus an amount equal to Holdings' actual, documented out-of-pocket expenses, not exceeding $5 million, in connection with the Merger Agreement (including, without limitation, attorneys' fees and fees of financial advisers) (collectively, the "Termination Payment"), if (i) Holdings terminates the Merger Agreement, as permitted by the Merger Agreement, as a result of (x) the failure of the Company Board to recommend the approval of the Merger Agreement and the Merger to the Company's stockholders in accordance with the Merger Agreement or (y) the Company Board having withdrawn or amended or modified in a manner adverse to Holdings its recommendation or approval in respect of the Merger Agreement or the Merger or having failed to reconfirm such recommendation within 5 business days of a reasonable written request for such reconfirmation of Holdings, (ii) a Superior Proposal exists and the Company terminates the Merger Agreement, as permitted by the Merger Agreement, or (iii) Holdings or the Company terminates the Merger Agreement, as permitted by the Merger Agreement, as a result of (x) the Merger not having been consummated on or before August 15, 1996, or (y) the stockholders of the Company or Holdings not having approved the Merger Agreement at their respective Special Meetings; and if (A) such termination was not solely the result of any action or inaction by Holdings which resulted in the failure of certain conditions to the respective obligations of Holdings and the Company to effect the Merger and (B) prior to or within six months after such termination, the Company or any of its subsidiaries directly or indirectly enters into a definitive agreement for, or consummates, an Acquisition Transaction in which the consideration per share of Company Common Stock is equal to or greater than $30. The Company will not be required to pay the Termination Payment if Holdings or the Company terminates the Merger Agreement, as permitted by the Merger Agreement, as a result of the Merger not having been consummated on or before August 15, 1996, if at the time of such termination either (i) the waiting period under the HSR Act (including any voluntary extensions of such period) has not expired or (ii) any Government Entity is asserting an obligation under the Antitrust Laws to the transactions contemplated by the Merger Agreement.

     Except as otherwise provided with respect to the Termination Payment, the Merger Agreement provides that the Company and Holdings each will bear its own costs and expenses in connection with the Merger Agreement and the transactions contemplated thereby, except that (i) Holdings is responsible for any commitment fees (and any related costs, expenses and reimbursements) required to be paid pursuant to the Commitment Letter and (b) the Company will pay all SEC filing fees, printing and mailing costs for the Registration Statement, this Proxy Statement/Prospectus and any registration statement to be filed in connection with the Senior Subordinated Debt, and all other filing fees incurred in connection with the Merger Agreement and the transactions contemplated thereby (but not more than $90,000 relating to filing fees under the HSR Act). Upon consummation of the Merger, the Surviving Corporation will reimburse Holdings, its affiliates and the New Investors for all unreimbursed and documented costs and expenses.

     None of the provisions in the Merger Agreement regarding payment of fees or expenses relieves any party from liability for any breach of the Merger Agreement.

AMENDMENT AND WAIVER

     The Merger Agreement may be amended, modified or supplemented by written agreement by the parties at any time prior to the Effective Time. After approval of the Merger Agreement by the Company stockholders, no amendment which under applicable law may not be made without the approval of the stockholders of the Company may be made without such approval. In addition, (i) the Stock Option Agreement provides that Holdings will not, without the prior written consent of Varity and K-H, amend, modify or supplement the Merger Agreement in any manner and (ii) the Letter Agreement provides that Holdings may not amend or waive any condition in the Merger Agreement without the prior written consent of New Investors subscribing for not less than $161 million of Company Preferred Stock.

     At any time prior to the Effective Time, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties; (ii) waive any inaccuracies in the representations and warranties of the other parties contained in the Merger Agreement or in any document delivered pursuant thereto; and (iii) waive compliance by the other parties with any of the agreements or conditions contained therein which may be legally waived.

                            CERTAIN OTHER AGREEMENTS

STOCK OPTION AGREEMENT; IRREVOCABLE PROXY

     Pursuant to the Stock Option Agreement, Varity caused its indirect wholly-owned subsidiary K-H to grant to Holdings the Option to purchase all the Varity Shares at a price of $32.00 per share in cash, or such higher price as is paid to holders of Company Common Stock pursuant to the Merger Agreement, subject to certain conditions. Under the Stock Option Agreement, K-H has also granted to certain directors of Holdings the Varity Proxy to vote the shares owned by K-H (i) in favor of the Merger Agreement and (ii) against any proposal or transaction which could prevent or delay the consummation of the transactions contemplated by the Stock Option Agreement or the Merger Agreement.

     The Option will become exercisable at any time after the earlier of (i) Varity's or K-H's breach of any material obligation under the Stock Option Agreement, (ii) Holdings' discovery of any material misrepresentation or breach of warranty by Varity or K-H under the Stock Option Agreement, (iii) public disclosure of, or Holdings learning of (a) certain acquisitions, tender offers or proposals for acquisition of more than 15% of the outstanding shares of Company Common Stock or a material portion of the assets of the Company, (b) certain other agreements regarding a merger, liquidation, recapitalization or similar transaction involving the Company or (c) the Company Board having publicly modified or withdrawn its recommendation of the Merger, or failing to reconfirm its recommendation within two business days of a written request by Holdings. Pursuant to the Letter Agreement among the New Investors and Holdings, the New Investors and Holdings agreed that if Holdings determines to exercise the Option, each New Investor has the right to purchase from Holdings its pro rata share of the Varity Shares.

     Upon any reclassification, split-up, stock dividend, exchange of shares or other similar change in the outstanding shares of Company Common Stock prior to the termination of the Stock Option Agreement, the number of shares subject to the Option and the applicable exercise price will be appropriately adjusted so that Holdings will receive upon exercise of the Option the equivalent amount of shares or property that it would have received had it exercised the Option immediately prior to such event.

     Varity and K-H make certain representations in the Stock Option Agreement, including as to ownership of the Varity Shares and the enforceability of the terms of the Stock Option Agreement. In addition, Varity and K-H consent that they will not (i) transfer or agree to transfer the Varity Shares except pursuant to the Merger, (ii) grant any proxy or power of attorney with respect to the Varity Shares or (iii) deposit the Varity Shares into a voting trust or enter into a voting agreement with respect to the Varity Shares.

     Pursuant to the Stock Option Agreement, Varity and K-H have agreed not to directly or indirectly solicit or participate in any discussions with any party regarding a takeover proposal for the Company, and to immediately notify Holdings of any such proposal.

     Holdings has agreed with Varity and K-H not to modify the Merger Agreement without the prior written consent of Varity and K-H, and, in the event Holdings has the right to terminate the Merger Agreement pursuant to certain provisions thereof, to immediately so terminate unless Varity and K-H have consented in writing to not terminate. In the event that the Option is exercised, the Merger is not consummated and Holdings sells the shares acquired pursuant to the Option within 12 months of the date such Option is exercised for a price higher than the exercise price, Holdings has agreed to pay to Varity and K-H a make-whole amount with respect to each share disposed of equal to the excess of the highest per share price in such sale over the exercise price.

     To the extent Holdings has not otherwise exercised the Option pursuant to its terms, the Stock Option Agreement will terminate on the earlier of (i) the Effective Time, (ii) 5 business days after the termination of the Merger Agreement in accordance with its terms, (iii) the termination of the Merger Agreement pursuant to its terms if Holdings is not entitled to the payment of termination fees thereunder, (iv) any modification, amendment, alteration or supplement of the Merger Agreement, or any failure of Holdings to terminate the Merger Agreement in violation of the provisions of the Stock Option Agreement or
(v) 12:01 a.m. on August 16, 1996.

STOCKHOLDERS AGREEMENT

     Pursuant to the Subscription Agreements, the Company and each of the New Investors have agreed to enter into the Stockholders Agreement immediately after the Effective Time on terms summarized in the Subscription Agreements. The Stockholders Agreement will provide that the New Investors will vote their shares of New Common Stock received in the Merger so that the Surviving Corporation Board will consist of nine members, of which four members will be designated by JLL (currently, Messrs. Clark, Joseph, Levy and Rodriguez), one member will be designated by TSG (currently, Mr. Cristophe), one member will be the Chief Executive Officer of the Surviving Corporation (currently, Mr. Cucuz) and the remaining three members, which may not be affiliated with the Surviving Corporation or any of the New Investors, will be selected by the Surviving Corporation Board (currently expected to be Messrs. Rodewig and Way and one other independent director). The Stockholders Agreement will provide that the respective rights of JLL and TSG to designate directors will terminate if any such entity ceases to own at least 50% of its initial investment. Each New Investor also will agree not to acquire any shares of New Common Stock if, as a result of such acquisition, such New Investor would own in excess of 50% of the outstanding shares of New Common Stock. Pursuant to the Merger Agreement, the Surviving Corporation will assume the rights and obligations of the Company under the Stockholders Agreement.

     Pursuant to the Stockholders Agreement, the New Investors will agree not to transfer any shares of New Common Stock, other than pursuant to certain permitted transfers, until the second anniversary of the Merger. The Stockholders Agreement will give each of the New Investors holding shares of New Common Stock received in the Merger with an aggregate value of at least $15 million the right (exercisable after the second anniversary of the Effective
Time) to require the Company to register under the Securities Act all or part of such shares at the Company's expense on two occasions (such right being referred to herein as a "New Investor Demand Registration"). The Company covenants to file the reports under the Exchange Act to enable the New Investors to sell their shares of New Common Stock. The New Investors will be entitled to an unlimited number of "piggyback registrations," which will allow the New Investors to include shares of New Common Stock (including shares of New Common Stock to be issued upon the exercise of Warrants) held by them in certain registrations of shares of New Common Stock effected by the Company (subject to customary cut-back provisions). In addition to these registration rights, the Stockholders Agreement will allow New Investors to participate proportionately in any sales by JLL of shares of New Common Stock.

     The Stockholders Agreement also will provide that the Company will not repurchase any shares of New Common Stock, other than to fund employee benefit plans, without the approval of holders of at least 82.5% of the shares of New Common Stock subject to the Stockholders Agreement. In addition, the Company will agree to file all necessary reports with the SEC, if applicable, and take whatever action any New Investor may reasonably request to enable such New Investor to sell shares of New Common Stock without registration under the Securities Act within the limitations provided by Rule 144 thereunder. The Stockholders Agreement may only be amended with the prior written consent of the Company and at least 82.5% of the shares of New Common Stock initially subject thereto. In addition, the Stockholders Agreement will terminate on the eighth anniversary thereof, unless terminated earlier pursuant to its terms.

REGISTRATION RIGHTS AGREEMENT

     Varity and K-H have been advised that because they may be deemed to be affiliates of the Company at the time the Merger is submitted for a vote of the stockholders of the Company, they may not sell, transfer or otherwise dispose of any New Common Stock they receive in the Merger, unless (i) such sale, transfer or other disposition has been registered under the Securities Act, (ii) to the extent applicable, such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 under the Securities Act or is made in a transaction which, as described in a "no-action" or interpretive letter from the Commission relating specifically to such transaction, is not required to be registered under the Securities Act or (iii) in the opinion of counsel reasonably acceptable to the Surviving Corporation, such sale, transfer or other disposition is otherwise exempt from registration under the Securities Act.

     In order to induce Varity and K-H to enter into the Stock Option Agreement, the Company has agreed to provide Varity and K-H registration rights with respect to the 814,400 shares of New Common Stock to be issued to K-H (the "New Varity Shares") upon consummation of the Merger. Pursuant to the Registration Rights Agreement dated as of March 28, 1996, among the Company, Varity and K-H (the "Registration Rights Agreement"), the Company has agreed to use its best efforts to register with the SEC the New Varity Shares for resale pursuant to the shelf registration provisions of Rule 415 under the Securities Act either
(i) by an initial registration of the New Varity Shares on Form S-4, followed by a post-effective amendment immediately after the Effective Time causing the New Varity Shares to be registered on Form S-3 or (ii) in the event the Company is unable to effect an initial registration of the New Varity Shares on Form S-4, by a registration statement on Form S-3 prior to or contemporaneously with the Effective Time. In accordance with the Registration Rights Agreement the New Varity Shares have been registered for resale pursuant to the Registration Statement. This Proxy Statement/Prospectus also constitutes the prospectus for resales of the New Varity Shares during the period required under the Registration Rights Agreement. See "The MERGER -- Resales of New Common Stock and Warrants" and "SELLING STOCKHOLDER."

     In addition to the initial registration of the New Varity Shares, the Company has agreed to certain customary registration procedures, including agreements to supplement the shelf registration statement as required by the Securities Act or as reasonably requested by Varity and K-H or any underwriter of the securities and to provide Varity and K-H and their counsel with copies of, and an opportunity to review, various registration statements, opinions, agreements and other documents, including but not limited to the underwriting agreement. All fees associated with a securities offering under the Registration Rights Agreement will be borne by the Company, except that the Company will bear the cost of the fees and expenses of only one legal counsel retained by the holder in connection with such offering and will not be responsible for any underwriting discounts or commissions or the fees and expenses of any additional counsel, accountants, agents or experts retained by the holder in connection with the offering.

     The Registration Rights Agreement will terminate on the earliest of (i) the date that all securities covered by the Registration Rights Agreement have been sold and (ii) the third anniversary of the Effective Time.

WARRANT AGREEMENT

     In contemplation of the issuance of Warrants to purchase up to 1,300,000 shares of New Common Stock, the Company and a warrant agent (the "Warrant Agent") will enter into a warrant agreement (the "Warrant

Agreement"), pursuant to which the Warrant Agent will agree to act on behalf of the Surviving Corporation in connection with the issuance, division, transfer, exchange and exercise of the Warrants.

     Each Warrant initially entitles the holder thereof to purchase one share of New Common Stock upon payment of the warrant price of $48.00 (the "Warrant Price"). Warrants may be exercised commencing at any time on or after the fourth anniversary of the Effective Time until the seventh anniversary thereof. New Investors will not be permitted for a period of two years from the Effective Time to transfer the Warrants other than to Permitted Transferees (as defined in the Stockholders Agreement). Subsequent to the two year period, in addition to Permitted Transferees, the Warrants may also be transferred by the New Investors pursuant to (i) Rule 144A of the Securities Act or (ii) an exemption from registration under the Securities Act.

     Payment of the Warrant Price must be made in the form of cash, certified check or official bank check payable to the Warrant Agent. However, in lieu thereof, a Warrant holder may instruct the Company, by written notice accompanying the surrender of the Warrant at the time of exercise, that such Warrant holder elects to receive that number of shares of New Common Stock which is equal to the number of shares for which the Warrants are being exercised less the number of shares having a current market price equal to the Warrant Price. The Surviving Corporation will not be required to issue fractional shares upon the exercise of Warrants. Pursuant to the Warrant Agreement, cash will be paid in lieu of fractional shares. Warrant holders, as such, will not have any voting nor any other rights as stockholders of the Surviving Corporation.

     The number of shares issuable pursuant to the Warrant and the Warrant Price will be adjusted upon the occurrence of certain events, including but not limited to (i) the Surviving Corporation paying a dividend in shares of New Common Stock, (ii) the Surviving Corporation subdividing or combining its outstanding shares of New Common Stock or (iii) the Surviving Corporation issuing rights, warrants or options on all outstanding shares of New Common Stock. No adjustment shall be made for any dividends on any shares of stock issuable upon exercise of a Warrant.

     Upon any merger or consolidation of the Surviving Corporation or of any sale of all or substantially all the property of the Surviving Corporation, the Surviving Corporation or such successor or purchasing corporation, as the case may be, will execute with the Warrant Agent an agreement that each Warrant holder will have the right upon payment of the Warrant Price to purchase the kind and amount of shares and other securities and property which he would have been entitled to receive upon the happening of such consolidation, merger, sale, transfer or lease had such holder exercised such Warrant immediately prior to such action.

Modification of the Warrant Agreement

     The Warrant Agreement permits the Surviving Corporation and the Warrant Agent, without the approval of any Warrant holder, to supplement or amend the Warrant Agreement in order to cure any ambiguity or to correct or supplement any provision contained therein which may be defective or inconsistent with any other provision therein, or to make any other provisions in regard to matters or questions arising thereunder which the Surviving Corporation and the Warrant Agent may deem necessary or desirable and which are not inconsistent with the provisions of the Warrants and which do not adversely affect the interests of the Warrant holders.

                       STOCKHOLDERS' RIGHTS OF APPRAISAL

     Pursuant to Section 262 of the DGCL ("Section 262"), any holder of Holdings Common Stock or Company Common Stock who does not wish to accept the consideration to be paid pursuant to the Merger Agreement may dissent from the Merger and elect to have the fair value of such stockholder's shares of Holdings Common Stock or Company Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to such stockholder in cash, together with a fair rate of interest. Holders of Company Preferred Stock have waived any appraisal rights they may have pursuant to Section 262. The following discussion is not a complete statement of the law pertaining to appraisal rights under Delaware law, and is qualified in its entirety by the full text of Section 262, which is provided in its entirety as Annex III to this Proxy Statement/Prospectus, and any future amendments thereto.

     Any stockholder who wishes to exercise such appraisal rights or who wishes to preserve the right to do so should review carefully Annex III to this Proxy Statement/Prospectus because failure to comply with the procedures specified in
Section 262 timely and properly will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of the Holdings Common Stock or Company Common Stock, Holdings and the Company believe that stockholders who consider exercising such rights should seek the advice of counsel.

     Any holder of Holdings Common Stock or Company Common Stock wishing to exercise the right to dissent from the Merger and demand appraisal under Section 262 must satisfy each of the following conditions:

          (i) Such stockholder must deliver to Holdings or the Company, as applicable, a written demand for appraisal of such stockholder's shares before the vote on the Merger Agreement at the applicable Special Meeting. This written demand for appraisal must be in addition to and separate from any proxy or vote against the Merger Agreement; merely voting against, abstaining from voting or failing to vote in favor of approval and adoption of the Merger Agreement will not constitute a demand for appraisal within the meaning of Section 262.

          (ii) Such stockholder must not vote for approval and adoption of the Merger Agreement. A failure to vote will satisfy this requirement, but a vote in favor of the Merger Agreement, by proxy or in person, or the return of a signed proxy that does not specify a vote against approval and adoption of the Merger Agreement or a direction to abstain in connection with the proposal, will constitute a waiver of such stockholder's right of appraisal and will nullify any previously filed written demand for appraisal because, in the absence of express contrary instructions, such shares will be voted in favor of the proposal. Accordingly, a stockholder who desires to perfect appraisal rights with respect to any of such stockholder's shares must, as one of the procedural steps involved in such perfection, either (i) refrain from executing and returning the enclosed proxy card and from voting in person in favor of the proposal to approve the Merger Agreement or (ii) check either the "Against" or the "Abstain" box next to the proposal on such card or vote in person against the proposal or register in person an abstention with respect thereto.

          (iii) Such stockholder must continuously hold such shares from the date of making the demand through the Effective Time. Accordingly, a stockholder who is the record holder of shares of Holdings Common Stock or Company Common Stock, as applicable, on the date the written demand for appraisal is made but who thereafter transfers such shares prior to the Effective Time will lose any right to appraisal in respect of such shares.

     A demand for appraisal should be executed by or on behalf of the stockholder of record, fully and correctly, as such stockholder's name appears on such stock certificates, should specify the stockholder's name and mailing address, the number of shares of Holdings Common Stock or Company Common Stock owned and that such stockholder intends thereby to demand appraisal of such stockholder's stock. However, such demand will be sufficient if it reasonably informs the Company or Holdings of the stockholder's identity and intent to demand the appraisal of his shares. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a stockholder; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more other beneficial owners while not exercising such rights with respect to the shares held for one or more beneficial owners; in such case, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned the demand will be presumed to cover all shares held in the name of the record owner. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

     A stockholder who elects to exercise appraisal rights should mail or deliver a written demand: if to the Company, to Hayes Wheels International, Inc., 38481 Huron River Drive, Romulus, Michigan 48174, Attention: Secretary; if to Holdings, to MWC Holdings, Inc., 2501 Woodlake Circle, Okemos, Michigan 48864, Attention: Corporate Secretary.

     Within ten days after the Effective Time, the Surviving Corporation must give written notice that the Merger has become effective to each stockholder who has filed a written demand meeting the requirements of Section 262. Any stockholder who has complied with Section 262 and is entitled to appraisal rights may, within 20 days after the date of mailing such notice, demand in writing from the Surviving Corporation the appraisal of such stockholder's shares. Within 120 days after the Effective Time, but not thereafter, either the Surviving Corporation or any stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of Holdings Common Stock or Company Common Stock held by all dissenting stockholders. Neither the Company nor Holdings presently intends to file such a petition, and stockholders seeking to exercise appraisal rights should not assume that the Surviving Corporation will file such a petition or that the Surviving Corporation will initiate any negotiations with respect to the fair value of such shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Inasmuch as the Surviving Corporation has no obligation to file such a petition, the failure of a stockholder to do so within the period specified could nullify such stockholder's previous written demand for appraisal.

     Pursuant to the Merger Agreement, each of the Company and Holdings has agreed to give the other prompt notice of any demands for appraisal received by it, and, prior to the Effective Time, (i) Holdings has the right to participate in and direct all negotiations and proceedings with respect to demands for appraisal received by the Company and (ii) the Company will not, except with the prior written consent of Holdings, which shall not be unreasonably withheld, make any payment with respect to, or offer to settle, any such demands.

     Within 120 days after the Effective Time, any stockholder who has complied with the provisions of Section 262 to that point in time will be entitled to receive from the Surviving Corporation, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The Surviving Corporation must mail such statement to the stockholder within 10 days of receipt of such request or the expiration of the period for delivery of demands for appraisal.

     If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Chancery Court will determine which stockholders are entitled to appraisal rights and will appraise the "fair value" of their shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. The costs of the action may be determined by the Delaware Chancery Court and taxed upon the parties as the Delaware Chancery Court deems equitable. Upon application of a dissenting stockholder, the Delaware Chancery Court may also order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all of the shares entitled to appraisal. STOCKHOLDERS CONSIDERING SEEKING APPRAISAL SHOULD BE AWARE THAT THE FAIR VALUE OF THEIR SHARES AS DETERMINED UNDER SECTION 262 COULD BE MORE THAN, THE SAME AS OR LESS THAN THE CONSIDERATION THEY WOULD RECEIVE PURSUANT TO THE MERGER AGREEMENT IF THEY DID NOT SEEK APPRAISAL OF THEIR SHARES AND THAT INVESTMENT BANKING OPINIONS ARE NOT OPINIONS AS TO FAIR VALUE UNDER SECTION 262.

     In determining fair value, the Delaware Chancery Court is to take into account all relevant factors. The Delaware Supreme Court has discussed the factors that can be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. The Delaware Supreme Court has also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

     Any stockholder who has duly demanded an appraisal in compliance with
Section 262 will not, after the Effective Time, be entitled to vote the shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares as of a record date prior to the Effective Time) unless the demand is withdrawn or the appraisal rights are not perfected.

     At any time within 60 days after the Effective Time, any stockholder who has demanded appraisal rights will have the right to withdraw such demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Chancery Court within 120 days after the Effective Time, or if such stockholder has withdrawn such demand for appraisal as discussed in the preceding sentence, such stockholder's rights to appraisal shall cease, and all holders of shares of Holdings Common Stock or Company Common Stock will be entitled to receive the Merger Consideration applicable thereto. Any stockholder may withdraw such stockholder's demand for appraisal by delivering to the Surviving Corporation a written withdrawal of such stockholder's demand for appraisal and acceptance of the Merger, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Chancery Court shall be dismissed as to any stockholder without the approval of the Delaware Chancery Court, and such approval may be conditioned upon such terms as the Delaware Chancery Court deems just.

     FAILURE TO COMPLY STRICTLY WITH THE PROCEDURES SET FORTH IN SECTION 262 WILL RESULT IN THE LOSS OF A STOCKHOLDER'S STATUTORY APPRAISAL RIGHTS. CONSEQUENTLY, ANY STOCKHOLDER WISHING TO EXERCISE APPRAISAL RIGHTS IS URGED TO CONSULT LEGAL COUNSEL BEFORE ATTEMPTING TO EXERCISE SUCH RIGHTS.

               PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
                         AND CERTAIN OTHER INFORMATION

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

     The unaudited pro forma combined condensed statement of operations of the Company for the fiscal year ended January 31, 1996 (the "Pro Forma Statement of Operations"), and the unaudited pro forma combined condensed balance sheet of the Company as of January 31, 1996 (the "Pro Forma Balance Sheet" and, together with the Pro Forma Statement of Operations, the "Pro Forma Financial Statements"), have been prepared to illustrate the estimated effect of the Transactions and the Holdings 1995 Recapitalization. The Pro Forma Financial Statements do not reflect any expected cost savings from the Motor Wheel Restructuring or synergies that are expected to result from the Transactions, which could be significant, although there can be no assurance with respect thereto. The Pro Forma Statement of Operations gives pro forma effect to the Transactions and the Holdings 1995 Recapitalization as if they had occurred on February 1, 1995. The Pro Forma Balance Sheet gives pro forma effect to the Transactions as if they had occurred on January 31, 1996. The Pro Forma Financial Statements do not purport to be indicative of the results of operations or financial position of the Company that would have actually been obtained had such transactions been completed as of the assumed dates and for the period presented, or which may be obtained in the future. The pro forma adjustments are described in the accompanying notes and are based upon available information and certain assumptions that the Company and Holdings believe are reasonable. The Pro Forma Financial Statements should be read in conjunction with the separate historical consolidated financial statements of the Company and Holdings and the notes thereto and "Management's Discussion and Analysis of Results of Operations and Financial Condition" of the two companies appearing elsewhere in or incorporated by reference into this Proxy Statement/Prospectus.

     The acquisition of Holdings will be accounted for by the purchase method of accounting. Under purchase accounting, the total purchase price will be allocated to the tangible and intangible assets and liabilities of Holdings based upon their respective fair values as of the Closing Date based on valuations and other studies which are not yet available. A preliminary allocation of the purchase price has been made to major categories of assets and liabilities in the accompanying Pro Forma Financial Statements based on available information. The actual allocation of purchase price and the resulting effect on income from operations may differ significantly from the pro forma amounts included herein. These pro forma adjustments represent the Company and Holdings managements' preliminary determination of purchase accounting adjustments and are based upon available information and certain assumptions that the Company and Holdings believe to be reasonable. Consequently, the amounts reflected in the Pro Forma Balance Sheet are subject to change, and the final amounts may differ substantially.

HAYES WHEELS INTERNATIONAL, INC.
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
(DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

                                                        HISTORICAL
                                                --------------------------          PRO FORMA
                                                  COMPANY       HOLDINGS     ------------------------
                                                YEAR ENDED     YEAR ENDED                    COMBINED
                                                JANUARY 31,   DECEMBER 31,   ADJUSTMENTS
                                                   1996           1995
                                                                                   (SEE NOTE 1)
                                                -----------   ------------   ------------------------
Net sales.......................................     $611.1        $357.2        $   --       $968.3
                                                                                  (5.2)(C)
                                                                                  (0.1)(D)
Cost of goods sold..............................     513.4          324.0         (5.3)        832.1
                                                -----------                                  --------
  Gross profit..................................      97.7           33.2          5.3         136.2
                                                                                  (0.3)(C)
                                                                                  (2.9)(D)
                                                                                  (0.2)(E)
Marketing, general and administration...........      29.7           18.2         (3.4)         44.5
Nonrecurring charges............................       3.6           33.0           --          36.6
Engineering and product development costs.......       4.7            6.9         (2.5)(D)       9.1
Other expense (income), net.....................      (1.5)           3.6           --           2.1
                                                -----------                                  --------
  Earnings (loss) from operations...............      61.2          (28.5)        11.2          43.9
Interest expense................................      15.0           17.9         38.4(F)       71.3
Preferred dividends of subsidiary...............        --            1.6         (1.6)(G)        --
                                                -----------                                  --------
  Earnings (loss) before taxes on income........      46.2          (48.0)       (25.6)        (27.4)
  Income tax provision (benefit)................      17.8            4.2        (32.7)(H)     (10.7)
                                                -----------                                  --------
  Net income (loss)(I)..........................   $  28.4         $(52.2)      $  7.1        $(16.7)
                                                =========                                    =======
Earnings per share..............................   $  1.62     $ (267,912)                    $(1.50)
OPERATING AND OTHER DATA:
  EBITDA*(I)....................................     $97.5          $27.5         $8.2        $133.2
  Depreciation and amortization.................      32.7           19.0         (2.8)         48.9
  Capital expenditures, tooling and dunnage.....      49.1           14.2           --          63.3
  Cash interest expense.........................      13.9           16.3         38.0          68.2
SELECTED RATIOS:
  Ratio of earnings to fixed charges(J).........       3.6x            --           --            --(K)
PRO FORMA RECONCILIATION OF EBITDA
  Earnings (loss) from operations...............     $61.2         $(28.5)      $ 11.2        $ 43.9
Add: Non-cash other expense (income), net.......        --            3.8           --           3.8
  Nonrecurring charges..........................       3.6           33.2         (0.2)         36.6
  Depreciation and amortization.................      32.7           19.0         (2.8)         48.9
                                                                                             --------
EBITDA(I).......................................     $97.5         $ 27.5       $  8.2        $133.2
                                                                                             =======
Cashflow provided from (used by):
  Operations....................................     $44.9           $7.2         $3.7         $55.8
  Investing activity............................     (52.4)         (14.1)          --         (66.5)
  Financing activity............................       8.8            7.2           --          16.0

- -------------------------

* EBITDA represents the sum of income before interest expense, preferred dividends of subsidiary and income taxes, plus depreciation and amortization, nonrecurring charges, and other non-cash income and expense. EBITDA should not be construed as a substitute for income from operations, net income or cash flow from operating activities, for the purpose of analyzing the Company's operating performance, financial position and cash flows. The Company has presented EBITDA because it is commonly used by investors to analyze and compare companies on the basis of operating performance and to determine a company's ability to service debt.

HAYES WHEELS INTERNATIONAL, INC.
UNAUDITED PRO FORMA BALANCE SHEET
(DOLLARS IN MILLIONS)

                                               HISTORICAL                              PRO FORMA
                                  -------------------------------------    ---------------------------------
                                      COMPANY             HOLDINGS                                  COMBINED
                                  JANUARY 31, 1996    DECEMBER 31, 1995    ADJUSTMENTS
                                                                                     (SEE NOTE 2)
                                  ----------------    -----------------    ---------------------------------
Cash...........................        $  1.8              $   1.4           $  75.0(A)             $   78.2
Trade accounts and notes
  receivable...................         109.6                 32.3                                     141.9
Inventories....................          58.9                 31.9               3.8(B)                 94.6
Other current assets...........           9.9                  5.6                --                    15.5
                                       ------              -------           -------                --------
     Current Assets............         180.2                 71.2              78.8                   330.2
Property, plant, and
  equipment....................         304.4                 79.0              20.0(B)                403.4
Other noncurrent assets........          35.4                 16.4             (13.0)(B),(C)            38.8
Deferred tax...................            --                   --              35.6(B)                 35.6
Deferred financing costs.......           3.6                  3.0              19.4(A),(B),(C)         26.0
Goodwill.......................         110.3                   --             185.0(B)                295.3
                                       ------              -------           -------                --------
     Total Assets..............        $633.9              $ 169.6           $ 325.8                $1,129.3
                                       ======              =======           =======                ========
Current portion of debt and
  notes........................        $  4.2              $   5.0           $  (5.0)(D)            $    4.2
Trade accounts payable.........          86.8                 30.1                --                   116.9
Accrued liabilities............          38.7                 26.1              (6.8)(C)                58.0
Revolving credit facility......            --                   --              26.4(A)                 26.4
                                       ------              -------           -------                --------
     Current liabilities.......         129.7                 61.2              14.6                   205.5
Restructuring reserve --
  noncurrent...................            --                 22.9                --                    22.9
Pension and other long-term
  liabilities..................          81.8                 38.1              40.2(B)                160.1
Deferred tax liability, net....          48.1                   --                --                    48.1
Senior debt -- less current
  portion......................         128.9                125.0            (253.9)(A),(D)              --
Term loans.....................            --                   --             425.0(A)                425.0
Senior Subordinated Notes......            --                   --             250.0(A)                250.0
                                       ------              -------           -------                --------
     Total Liabilities.........        $388.5              $ 247.2           $ 475.9                $1,111.6
Paid in capital................        $198.5              $  30.1           $  60.4(E),(F)         $  289.0
Preferred stock................            --                   --                --                      --
Common stock...................           0.2                   --                --                     0.2
Retained earnings..............          49.6               (107.7)           (210.5)(C),(F)          (268.6)
Currency translation
  adjustment...................          (2.9)                  --                --                    (2.9)
                                       ------              -------           -------                --------
     Total stockholders'
       equity..................         245.4                (77.6)           (150.1)                   17.7
                                       ------              -------           -------                --------
       Total Liabilities and
          Stockholders'
          Equity...............        $633.9              $ 169.6           $ 325.8                $1,129.3
                                       ======              =======           =======                ========

NOTE (1): NOTES TO THE UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
          (DOLLARS IN MILLIONS)

(A) The Pro Forma Statement of Operations assumes that the Transactions and the Holdings 1995 Recapitalization occurred on February 1, 1995. For purposes of the Pro Forma Statement of Operations for the year ended January 31, 1996, Holdings' historical statement of operations for the fiscal year ended December 31, 1995 was combined with the Company's historical statement of operations for the fiscal year ended January 31, 1996.

(B) The Company expects to incur a $8.0 million premium to repurchase its $100 million of Senior Notes outstanding, to write off $3.6 million of deferred debt issuance costs, to write off $2.7 million of deferred licensing fees to Holdings and to expense $3.1 million of nonrecurring costs in conjunction with the settlement of outstanding Company management stock options. These costs and their tax impact have not been included in the Pro Forma Statement of Operations because they are non-recurring. Holdings expects to incur a $7.2 million premium associated with the redemption of its $125 million principal amount of Senior Notes outstanding and to write off deferred debt issuance costs of $3.0 million which are recorded as liabilities under purchase accounting in the Pro Forma Balance Sheet at January 31, 1996.

(C) The acquisition of Holdings will be accounted for by the purchase method of accounting. Under purchase accounting, the total purchase price will be allocated to the tangible and intangible assets and liabilities of Holdings based upon their respective fair values as of the Closing Date based on valuations and other studies which are not yet available. A preliminary allocation of the purchase price has been made to major categories of assets and liabilities in the accompanying Pro Forma Financial Statements based on available information. The actual allocation of purchase price and the resulting effect on income from operations may differ significantly from the pro forma amounts included herein. These pro forma adjustments represent the Company and Holdings management's preliminary determination of purchase accounting adjustments and are based upon available information and certain assumptions that the Company and Holdings believe to be reasonable. Consequently, the amounts reflected in the Pro Forma Balance Sheet are subject to change, and the final amounts may differ substantially. The following presents the effect of the purchase adjustments and adjustments to reflect adoption of the Company's accounting policies and pension and post-retirement benefit cost assumptions on the Pro Forma Statement of
    Operations:

                                                                                    MARKETING, GENERAL
                                                                 COST OF SALES      AND ADMINISTRATION
                                                                 -------------      ------------------
     Depreciation.............................................       $(7.8)               $ (0.3)
     Reduction in postretirement benefit costs................        (2.7)                   --
     Amortization of intangible assets and goodwill...........         5.3                    --
                                                                     -----                 -----
          Total decrease......................................       $(5.2)               $ (0.3)

     The adjustments for estimated pro forma depreciation and amortization of intangible assets and goodwill are based on their estimated fair values. Property, plant and equipment is expected to be depreciated over estimated useful lives. Holdings currently depreciates the $215 million of historical cost of its assets over a composite life of 14 years resulting in $15.3 million of annual depreciation, accumulated depreciation of $136 million and a net book value of $79 million. Upon consummation of the Transactions, the fair value of assets acquired is estimated to be $99 million. This amount will be depreciated over 25 years for buildings and 12 years for equipment, consistent with the Company's depreciation policy for used equipment and the Company's estimate of the remaining economic life of the assets ($7.2 million of annual depreciation expense.) Other intangible assets and goodwill are expected to be amortized over their estimated useful lives, not to exceed 40 years. For pro forma purposes, a 35 year composite amortization life has been used.

(D) As part of its restructuring, Holdings permanently terminated approximately 50 corporate positions and eliminated certain salaries and related costs associated with its Okemos, Michigan corporate headquarters. The savings related to the elimination of these salaries and related costs are as follows:

             Cost of goods sold...............................................   $(0.1)
             Marketing, general and administration............................    (2.9)
             Engineering and product development..............................    (2.5)
                                                                                 -----
                  Total savings...............................................   $(5.5)

(E) Holdings incurred $0.2 million for settlement of certain management stock options to be reacquired in connection with the Merger. The cost of these options has been eliminated.

(F) Reflects adjustments for the additional interest expense assuming the Transactions occurred on February 1, 1995. The change in interest expense, in addition to amortization of deferred financing costs, reflects changes in long term borrowings and their rates expected to be in effect as of the Closing Date as follows:

                                                                                         PRO FORMA
                                                                                         INTEREST
                                                                     AMOUNT     RATE      EXPENSE
                                                                     ------    ------    ---------
     Revolving Credit Facility....................................   $ 26.4      8.50%    $   2.2
     Term Loan A..................................................    200.0      8.50        17.0
     Term Loan B..................................................    125.0      9.00        11.3
     Term Loan C..................................................    100.0      9.50         9.5
     Senior Subordinated Notes....................................    250.0     10.50        26.3
     Existing European debt.......................................      4.2     11.50         0.5
     Unused revolver commitment...................................                            1.0
     Administrative fee...........................................                            0.4
                                                                                           ------
     Cash pro forma interest expense..............................                        $  68.2
     Amortization of capitalized financing fees...................                            3.1
                                                                                           ------
     Total pro forma interest expense.............................                        $  71.3
     Less:
     Historical Holdings interest expense.........................                        $ (17.9)
     Historical Hayes interest expense............................                          (15.0)
                                                                                           ------
     Total historical interest expense (including amortization of
       financing fees)............................................                          (32.9)
     Total pro forma interest expense adjustment..................                        $  38.4
                                                                                           ======

     The Company estimates that an increase or decrease in interest rates on floating rate debt of 0.125 percent would increase or decrease annual interest expense by approximately $575,000. The Company anticipates entering into interest rate caps or swaps with respect to a portion of the floating rate debt to mitigate the effect of interest rate fluctuations.

(G) Gives effect to the repurchase and retirement of outstanding preferred stock of Motor Wheel in connection with the Holdings 1995 Recapitalization which was consummated in November 1995.

(H) Adjustments to reflect income tax effects assuming a combined effective state and federal statutory income tax rate of 39%.

(I) The historical financial statements of the Company and Holdings include various nonrecurring charges and charges and cost savings related to the implementation of the Motor Wheel Restructuring which are currently underway, the effects of which have not been included in the pro forma combined statement of operations. The effect of these nonrecurring items on the pro forma combined statement of operations is as follows (in millions):

        Pro forma combined net loss...........................................  $(16.7)
        Supplemental adjustments:
          Holdings 1995 plant restructuring(1)................................    33.0
          Plant consolidation cost savings(1).................................    26.2
          Holdings 1995 corporate restructuring(2)............................     3.1
          Nonrecurring Company costs(3).......................................     3.6
          Tax effect of supplemental adjustments @ 39%........................   (25.8)
                                                                                ------
        Supplemental pro forma combined net income............................  $ 23.4
                                                                                ======
        EBITDA reconciliation:
        Pro forma combined EBITDA.............................................  $133.2
        Plant consolidation cost savings(1)...................................    26.2
                                                                                ------
        Supplemental pro forma combined EBITDA................................  $159.4
                                                                                ======
        Ratio of supplemental pro forma combined EBITDA to cash interest
          expense.............................................................     2.3

- -------------------------
     (1) Holdings has specifically identified additional reductions in cost of sales related to the consolidation and work force rationalization plans announced during 1994 and 1995. Holdings anticipates realizing significant cost savings related to reduced labor costs, head count reductions, and the elimination of redundant fixed overhead costs resulting from the closure of certain facilities and the transfer of production to other Holdings facilities. In 1994, Holdings recorded provisions related to plant closure matters associated with its production facilities in Lansing, Michigan and Luckey, Ohio. In 1995, Holdings recorded additional provisions totaling $33.0 million related to plant closures of its Mendota, Illinois and Ypsilanti, Michigan facilities. This plant closure provision has been reflected as a nonrecurring charge in Holdings' historical financial statements. The foregoing plant closure provisions are expected to be funded from the future cash flow of Holdings or, following the Merger, the future cash flow of the Surviving Corporation. The primary cost savings related to the four plant closures which are not already reflected in Holdings' 1995 historical financial statements are summarized below:

             Net payroll and benefit reductions................................  $18.6
             Manufacturing fixed cost reductions*..............................    7.6
                                                                                 -----
                  Total savings................................................  $26.2
                                                                                 =====

      * Manufacturing fixed cost savings include utilities, repairs and maintenance, property taxes and other direct costs associated with the closed facilities.

          The foregoing cost savings are not expected to be fully realized prior to 1997.

     (2) During 1995 Holdings also recorded restructuring charges related to its corporate offices as follows:

             Write-down of assets to realizable value.........................   $ 2.3
             Corporate costs related to restructuring.........................     0.8
                                                                                  ----
                  Total charges...............................................   $ 3.1
                                                                                  ----

     (3) The Company incurred professional fees and other costs of approximately $2.2 million related to activities of the Special Committee of the Board of Directors, including its consideration of Varity's proposal to acquire all of the outstanding shares of the Company which it did not already own, and investigating alternatives to such proposal. These fees and costs, together with costs of $1.4 million related to the restructuring of the Company's North American Aluminum Wheel Group, are nonrecurring.

(J) For the purpose of computing this ratio, earnings consist of earnings before taxes on income and fixed charges. Fixed charges consist of interest expense, capitalized interest, amortization of deferred debt issuance costs and one-third of rental expense.

(K) On a pro forma combined basis for the fiscal year ended January 31, 1996, earnings were insufficient to cover fixed charges by $27.4 million.

NOTE (2): NOTES TO THE UNAUDITED PRO FORMA BALANCE SHEET
          (DOLLARS IN MILLIONS)

(A) Reflects the estimated sources and uses of funds for the Transactions as follows, assuming the Transactions occurred as of January 31, 1996:

    Sources of Funds:
      Issuance of new common stock.................................................   $ 200.0
      Term loans...................................................................     425.0
      Senior Subordinated Notes....................................................     250.0
      Revolving credit facility....................................................      26.4
                                                                                      -------
           Total Sources...........................................................   $ 901.4
                                                                                      =======
    Uses of Funds:
      Refinance outstanding domestic indebtedness of the Company...................   $ 128.9
      Repurchase of common stock...................................................     506.1
      Estimated financing fees and interest rate cap...............................      26.0
      Estimated debt tender premiums...............................................      15.2
      Estimated professional fees and expenses.....................................      15.0
      Company and Holdings management stock options................................       5.2
      Refinance outstanding obligations of Motor Wheel.............................     130.0
      Working capital..............................................................      75.0
                                                                                      -------
           Total Uses..............................................................   $ 901.4
                                                                                      =======

(B) The estimated purchase price and preliminary adjustments to historical book value of Holdings are as follows:

    Purchase price:
      Estimated value of stock and warrants issued.................................   $ 104.0
      Book value of net liabilities acquired.......................................      77.6
                                                                                      -------
      Purchase price in excess of net liabilities acquired.........................   $ 181.6
                                                                                      =======
    Preliminary allocation of purchase price in excess of net liabilities acquired:
      Increase in inventory to estimated fair value................................   $   3.8
      Increase in property, plant and equipment to estimated fair value............      20.0
      Increase in pension and post retirement liabilities..........................     (40.2)
      Increase in deferred tax assets..............................................      35.6
      Estimated goodwill...........................................................     185.0
      Write-off of deferred financing asset........................................      (3.0)
      Increase in accrued liabilities to reflect call premium and settlement of
         management stock options (see (F) below)..................................      (9.3)
      Adjustment to other noncurrent assets........................................     (10.3)
                                                                                      -------
           Total...................................................................   $ 181.6
                                                                                      =======

(C) Represents:

      Repurchase of common stock...................................................   $(506.1)
      Reversal of paid-in capital included in (B) above............................     198.5
      Elimination of deferred licensing fee to Holdings (i)........................      (2.7)
      Deferred financing costs (ii)................................................      (3.6)
      Estimated tender premium (iii)...............................................      (8.0)
      Company management stock options (iv)........................................      (3.1)
      Add: tax effect related to items (i), (ii), (iii) and (iv)...................       6.8
                                                                                      -------
           Total...................................................................   $(318.2)
                                                                                      =======

(D) Transaction proceeds will be used to repay the following obligations of
    Holdings:

    Estimated tender premium on debt and management stock options..................   $   9.3
    Current portion of debt and notes..............................................       5.0
    Senior Notes...................................................................     125.0
                                                                                      -------
           Total...................................................................   $ 139.3
                                                                                      =======

(E) Represents:

      Elimination of paid-in capital...............................................   $(198.5)
      Increase in paid-in capital from issuance of new common stock................     200.0
      Estimated professional fees and expenses.....................................     (15.0)
                                                                                      -------
           Total...................................................................   $ (13.5)
                                                                                      =======

(F) The adjustments to paid-in capital and retained earnings as a result of the acquisition of Holdings described in (D) is as follows:

    Paid in capital:
      Elimination of Holdings paid in capital......................................   $ (30.1)
      Value of common stock and warrants issued....................................     104.0
                                                                                      -------
           Total...................................................................   $  73.9
                                                                                      =======
    Retained earnings:
      Elimination of Holding's pre-business combination retained deficit...........   $ 107.7
                                                                                      =======

PROPOSED STRATEGY FOR THE SURVIVING CORPORATION

     A significant part of the rationale for the Transactions is that the businesses of the Company and Motor Wheel are complementary. The Company manufactures and sells a full product line of quality automotive wheels in the United States and Europe. Motor Wheel has a strong presence in the heavy duty truck and trailer market, a growing automotive brake business and good relationships with many Japanese automotive companies. However, Motor Wheel's market share and sales of automotive steel wheels to the Big Three has been declining over the last several years due to the continuing growth in demand for aluminum wheels and the loss of business on certain light trucks. As a result, Motor Wheel has capacity to manufacture steel wheels for cars and light trucks in excess of current orders and projected sales. Following the consummation of the Transactions, the Company expects to improve its future performance by (i) utilizing Motor Wheel's excess steel wheel capacity to manufacture products currently on order at the Company, thereby reducing future capital investment and operating costs, (ii) developing sales opportunities with a broader group of Japanese customers including Motor Wheel's steel wheel customers, the customers of Motor Wheel's Alumitech joint venture and the Company's cast aluminum wheel customers, (iii) distributing Motor Wheel's proprietary truck brake products, as well as automotive brakes, through the Company's European sales and marketing network, (iv) exploiting the Company's aluminum technology and Motor Wheel's truck wheel customer base to introduce new products, such as aluminum truck wheels and (v) further rationalizing capacity of certain manufacturing facilities. No assurances can be given that the Surviving Corporation will be able to implement this strategy or, if implemented, that it will be successful. See "RISK FACTORS."

                   ADDITIONAL INFORMATION CONCERNING HOLDINGS

GENERAL

     Holdings is a holding company, substantially all the assets of which consist of all of the capital stock of Motor Wheel. Holdings conducts all of its operations through its wholly-owned subsidiary Motor Wheel, which is a leading designer and producer of brakes for the automotive and commercial highway truck and trailer markets. In addition, Motor Wheel designs, manufactures and sells steel wheels to the automotive and commercial highway truck and trailer markets. In 1995, sales of automotive products accounted for 62% and sales of commercial highway products accounted for 38% of Motor Wheel's net sales. Motor Wheel's three largest customers are, in order, Chrysler, Ford and General Motors.

     On November 7, 1995, Holdings consummated a series of transactions intended to provide liquidity to its stockholders, strengthen its balance sheet and provide additional equity for future growth (collectively, the "Holdings 1995 Recapitalization"). The Holdings 1995 Recapitalization included the following transactions:

          (1) the purchase by JLL and certain other investors of an aggregate of
     296.296 shares of Holdings Common Stock (approximately 78% of the currently outstanding shares of Holdings Common Stock) for $135,000 per share, or an aggregate purchase price of $40 million;

          (2) a 1 for 1,000 reverse stock split of Holdings Common Stock, pursuant to which holders who would have been entitled to less than one share of Holdings Common Stock received cash equal to such holder's fractional share multiplied by $135,000;

          (3) the repurchase by Holdings of an aggregate of 64.652 shares of its common stock from certain holders for $135,000 per share, or an aggregate repurchase price of approximately $8.73 million;

          (4) the purchase by Holdings of all of Motor Wheel's outstanding
     11 1/4% Cumulative Exchange Preferred Shares, without par value (the "Motor Wheel Preferred Stock") from the holders thereof for $100 per share plus accrued but unpaid dividends thereon or an aggregate of approximately $17.07 million;

          (5) the contribution by Holdings to Motor Wheel of $8.6 million in cash to Motor Wheel, which was used to pay down existing bank debt; and

          (6) the contribution by Holdings of all of the Motor Wheel Preferred Stock, which was subsequently retired.

     All of the funds necessary to effect the Holdings 1995 Recapitalization were provided through the proceeds of the sale of Holdings Common Stock by JLL and certain other investors.

     As a result of the Holdings 1995 Recapitalization, JLL owns 74.1% of the Holdings Common Stock.

Automotive Products

     Industry Overview. Motor Wheel's sales of automotive wheels and brake components are directly affected by the OEMs, automotive production levels and, more specifically, by the production levels of vehicles for which Motor Wheel has been designated as a supplier of automotive wheels or brake components. OEMs typically specify the features of automotive wheel and brake components that will be used for each vehicle model, either as standard equipment or, in the case of certain automotive wheels, as an option. Changes in market share normally occur over an extended period of time and are directly affected by the OEMs' production levels of such vehicle models and preferences of automotive purchasers on optional equipment packages. In 1995, according to published vehicle production statistics, North American OEMs produced approximately 14.9 million passenger cars and light trucks. Management estimates that approximately 48 million steel wheels (including approximately 12 million wheels supplied by OEM captive wheel manufacturers), 24 million aluminum wheels and 59 million units of brake components, including drums, hub and drum assemblies and rotors were sold for the North American automotive market in 1995.

     Principal Products. Motor Wheel manufactures base steel wheels which utilize a wheel cover and styled steel wheels, such as Motor Wheel's Full Face(TM), Full Face(TM) Chrome and Polycast(R) wheels. Through Alumitech, an unconsolidated corporate joint venture that is 50% owned by Motor Wheel, Motor Wheel manufactures and sells automotive aluminum wheels. Motor Wheel manufactures automotive brake components consisting primarily of composite metal drums and full cast drums for drum-type brakes and cast iron rotors for disc brakes. Sales of automotive products accounted for approximately 62%, 68% and 72%, respectively, of Motor Wheel's net sales in 1995, 1994 and 1993.

     Customers, Distribution and Competition. Motor Wheel supplies automotive steel wheels primarily to OEMs located in North America, including Chrysler, Ford, General Motors, Mitsubishi, and Toyota. Alumitech is the principal supplier of aluminum wheels to Honda of America. Motor Wheel sells its automotive brake components primarily to North American OEMs with substantially all of its automotive brake components sold to Chrysler and Ford.

     The principal competitors of Motor Wheel for the sale of automotive wheels include the Company, Superior Industries, Fumagalli (an affiliate of Rockwell International), Topy Corporation and Central Manufacturing Company. According to information available to Motor Wheel, management believes that Superior Industries supplies only aluminum wheels and Fumagalli supplies only steel wheels while all of the other named competitors supply both aluminum and steel wheels. Also, Topy Corporation and Central Manufacturing Company are subsidiaries of Japanese wheel suppliers and predominately supply the North American operations of Japanese OEMs. Ford and General Motors, two customers of Motor Wheel, are also significant manufacturers of base steel wheels but solely for installation on their own vehicles.

     The principal competitors of Motor Wheel for the sale of automotive brake components include Kelsey-Hayes Company, Allied Signal and Varga. According to information available to Motor Wheel, management believes that Kelsey-Hayes Company supplies brake drums and rotors as well as anti-lock brake systems while Allied Signal and Varga are suppliers of brake rotors. General Motors is also a significant manufacturer of automotive brake components, installed primarily on General Motors vehicles.

     Motor Wheel competes for sales of automotive wheel and brake components on the basis of cost, delivery, quality and service. The loss of a significant portion of Motor Wheel's sales to Chrysler, Ford and General Motors could have a material adverse impact on Motor Wheel. Motor Wheel has been doing business with each of these OEMs for many years, and sales are composed of a number of different products and of different models or types of the same products and are made to individual divisions of such OEMs. Motor Wheel has experienced a net loss of wheel sales to Chrysler in recent periods, which loss represented 17% of 1995 sales to Chrysler.

Commercial Highway Products

     Industry Overview. In the commercial highway vehicle market, Motor Wheel sells wheels, rims and brake products to OEMs (including replacement parts sold through OEMs) and aftermarket distributors. Commercial highway wheels, rims, brake components, and wheel hub and brake drum assemblies are installed principally on trucks, trailers and buses. In the commercial highway market, sales to OEMs are attributable to either having products designated as standard equipment by the OEM or obtaining fleet specifications where purchasers of commercial highway vehicles specify the component parts to be utilized on vehicles manufactured for their fleets. Management estimates that in 1995 the North American production of heavy duty highway trucks and trailers was approximately 701,000 units representing an increase of approximately 11% from 1994.

     Principal Products. Motor Wheel manufactures disc wheels and demountable rims for commercial highway vehicles. Motor Wheel also manufactures two-piece Take-Apart wheels for certain special applications, the most significant of which is for the High Mobility Multiple Purpose Wheeled Vehicle (the "Hummer") produced by AM General Corporation. Motor Wheel manufactures brake components for commercial highway vehicles consisting of Centrifuse(R) drums and cast iron or aluminum hubs which can be assembled together and sold as a unit. Unlike conventional cast iron brake drums, Centrifuse(R) drums fuse iron to a steel jacket to combine the advantages of iron and steel to produce a lighter and stronger brake drum.

Motor Wheel has achieved a significant market share for this product which is supplied to OEMs almost exclusively as a result of fleet specification. Sales of commercial highway products accounted for approximately 38%, 32% and 28% of Motor Wheel's net sales for 1995, 1994 and 1993, respectively.

     Customers, Distribution and Competition. Motor Wheel's largest customers for commercial highway wheels and rims include Trailmobile, Strick and Monon while its largest customers for commercial highway brake components include Freightliner Corporation, Paccar, Inc. and Volvo-GM. Sales for OEM and service use constituted approximately 70% and 30%, respectively, of Motor Wheel's commercial highway net sales in 1995.

     Motor Wheel competes for sales of commercial highway wheels, rims and brake components on the basis of cost, delivery, quality and service. Motor Wheel spends a considerable amount of effort obtaining fleet specifications where purchasers of commercial highway vehicles specify to the OEM's the components to be used. The principal competitors of Motor Wheel for the sale of commercial highway wheels and rims include Accuride Corporation, ALCOA and Allied Signal. According to information available to Motor Wheel, management believes Accuride Corporation predominately supplies steel wheels but also supplies aluminum wheels while ALCOA supplies aluminum wheels and Allied Signal supplies steel wheels. Motor Wheel is the only producer of the Centrifuse(R) drum but competes with several producers of full cast iron drums including Gunite Corporation, Webb Wheel Products and Dayton-Walther.

Raw Materials

     The two principal materials used in Motor Wheel's products are castings (primarily composite and fullcast drums, Centrifuse(R) drums, rotors and cast iron hubs) and steel (primarily flat rolled steel for wheels and rims). Although Motor Wheel has alternate sources for most of its raw materials, Motor Wheel has developed close relationships with a limited number of suppliers to facilitate cost efficiencies and quality of materials.

     Motor Wheel purchases steel primarily from three suppliers. Motor Wheel purchases castings from several foundries with one primary long term supplier. Motor Wheel's contracts with suppliers are generally for a period of twelve months or less. Motor Wheel's primary long term supplier of castings is a closely-held company with which Motor Wheel has had a good relationship and is the sole source of castings for Centrifuse(R) drums. The supply contract for Centrifuse(R) drums expires in 1996 and Motor Wheel expects to renew or extend the contract.

Research and Development

     Motor Wheel's expenditures for research and development were approximately $6.9 million, $6.9 million and $6.6 million in 1995, 1994 and 1993, respectively. Motor Wheel engages in research and development to improve its technology and products and to develop new products and processes. It focuses its efforts on working closely with the OEMs to engineer and design specific products to address OEM needs.

Patents and Trademarks

     Motor Wheel holds numerous patents covering certain of Motor Wheel's products and manufacturing processes. Management of Motor Wheel believes that many of Motor Wheel's patents describe cost-effective production methods, and, accordingly, Motor Wheel considers such patents to be important to its business but not of such importance that the loss or expiration of any individual patent would materially affect its business considered as a whole.

     Motor Wheel has licensed certain of its patents to permit certain companies to produce, and in certain instances distribute, products under their own name. Licensees under these arrangements include Ford, General Motors, Accuride, the Company and wheel manufacturers located in Mexico and South America.

     Motor Wheel owns various trademarks, trade names and logos, the most important of which are its Centrifuse(R), Centrue/Pierce(R), Polycast(R), Full Face(TM), WHD-8(R), WHD-10(TM), and Centruelight(R) trademarks and related logos. Although they believe such trademarks, trade names and logos enhance the name recognition of Motor Wheel's products and therefore are important to its business, management of Motor Wheel believes that Motor Wheel's innovative products, reputation for quality and relationships with its customers are more important for the maintenance and growth of its business.

Investments

     Motor Wheel has additional interests to the extent described below, in the following entities:

          (i) a 50% interest in Alumitech, a manufacturer of cast aluminum wheels in Kentucky; and

          (ii) a 50% interest in Riviera Die & Tool, Inc., a manufacturer of stamping dies sold to domestic automobile manufacturers and their suppliers.

Environmental Matters

     Since the acquisition of Motor Wheel from Goodyear Tire & Rubber Company, Inc. ("Goodyear") in 1986 (the "Acquisition"), Motor Wheel's expenditures with respect to compliance with applicable environmental laws and regulations have not had a material impact on Motor Wheel's financial position, operating results or cash flows. Motor Wheel does not expect to make material capital expenditures during 1996 or within the foreseeable future for environmental control facilities.

     Some of Motor Wheel's manufacturing processes result in the generation of hazardous wastes and consequently Motor Wheel is subject to various federal, state and local laws and regulations relating to environmental protection. Motor Wheel does not transport hazardous wastes to, or dispose of hazardous wastes or have hazardous waste storage facilities at, any Motor Wheel-owned facility.

     At the time of the Acquisition, Goodyear either retained liability for or agreed to indemnify Motor Wheel with respect to, all liabilities, claims and obligations for environmental pollutants, contaminants or other substances generated prior to December 30, 1986, for the plants then owned by Motor Wheel, and April 1, 1987, for the plants previously owned by Goodyear. Since the Acquisition, Motor Wheel has taken steps to ensure that handling and disposal of all hazardous wastes comply with federal, state or local laws relating to the protection of the environment. Substantially all of the hazardous wastes generated by Motor Wheel are disposed of at treatment and disposal facilities which utilize recycling or incineration rather than landfill disposal. All off-site hazardous waste disposal sites have been inspected and are periodically audited. Environmental audits are also performed at each of Motor Wheel's plants. Goodyear has to date honored its indemnity obligations under the Acquisition agreement.

     Motor Wheel is a party to various environmental clean-up matters and has been identified by federal and state authorities as a potentially responsible party for the clean-up of hazardous waste disposal sites which are listed on the National Priority List of Hazardous Waste Disposal Sites compiled by the United States Environmental Protection Agency under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"). All occasions where hazardous wastes were allegedly sent to such sites by Motor Wheel occurred prior to the Acquisition, and Goodyear has assumed and is expected to continue to assume responsibility for Motor Wheel's share of any associated clean-up costs. Because Goodyear has continued to meet its indemnity obligations and has assumed Motor Wheel's position in all proceedings involving the clean-up of hazardous waste disposal sites, management of Motor Wheel believes its exposure with respect to environmental claims resulting therefrom is not material. Because Goodyear has assumed full responsibility for all proceedings and liabilities relating to the sites, Motor Wheel has not participated in remediation relating to such sites and does not have sufficient information to quantify its proportionate share of the costs of remediation at these sites. If Goodyear should fail to honor its indemnity obligations and Motor Wheel is required to participate in clean-up efforts mandated by governmental authorities, Motor Wheel's expenses with respect to clean-up of such sites in the aggregate would have a material adverse effect on Motor Wheel's financial condition and results of operations, capital resources and liquidity. While Motor Wheel cannot quantify the extent of such effect, management of Motor Wheel believes that it would be substantial.

Employees

     At December 31, 1995, Motor Wheel employed 1,304 persons. Motor Wheel's seven manufacturing plants employed 1,150 persons (182 salaried and 968 hourly) with the balance assigned to Motor Wheel's headquarters in Okemos, Michigan, and sales offices throughout North America. Currently, collective bargaining agreements cover approximately 69% of hourly employees and approximately 10% of salaried employees. Current collective bargaining agreements expire through October 1997, none of such agreements provide for multi-plant bargaining units. As part of Motor Wheel's facility rationalization program, Motor Wheel expects to phase out production at its Ypsilanti, Michigan plant. The collective bargaining agreement at such facility expired in March of 1996, and negotiations regarding the termination of such agreement are ongoing. Motor Wheel considers its employee relations to be satisfactory.

Product Liability

     At the time of the Acquisition, Goodyear agreed to be responsible for and to indemnify Motor Wheel for all costs and liabilities arising from any product warranty, product liability, other claims or obligations for products manufactured by Motor Wheel prior to December 30, 1986 and for products manufactured by Goodyear at the Akron plant prior to April 1, 1987. As to incidents relating to products manufactured on or before those dates, Goodyear continues to acknowledge its indemnification obligations under the purchase agreement and has assumed and is expected to continue to assume the defense of all such pre-Acquisition product liability cases.

     While there have been warranty claims involving products manufactured by Motor Wheel after these dates, there currently is no pending product liability action outstanding against Motor Wheel. Currently, Motor Wheel is insured in the amount of $57 million in the aggregate with a deductible of $500,000 per occurrence to cover product liability claims relating to its products.

Properties

     Motor Wheel operates seven manufacturing facilities in North America.

                     LOCATION                             USE               OWNED OR LEASED
        -----------------------------------   ---------------------------   ---------------
        Bowling Green, Kentucky............   Automotive Steel Wheels       Leased
        Mendota, Illinois(1)...............   Automotive Steel Wheels       Owned
        Ypsilanti, Michigan(1).............   Automotive Brakes             Owned
        Homer, Michigan....................   Automotive Brakes             Owned
        Monterrey, Mexico..................   Automotive Brakes             Leased
        Akron, Ohio........................   Commercial Highway Wheels     Owned
        Berea, Kentucky....................   Commercial Highway Brakes     Owned

- -------------------------
(1) These plants will be closed in 1996. See "-- Holdings' Management's Discussion and Analysis of Financial Condition and Results of Operations -- Plant Closure Costs."

     The lease for the Bowling Green facility expires in January 2008, subject to two five-year extension options exercisable by Motor Wheel and to a purchase option exercisable by Motor Wheel upon expiration of the lease. The lease for the Monterrey facility expires in July 2001, subject to a one-year extension option exercisable by Motor Wheel and to a purchase option exercisable by Motor Wheel beginning in July 1998 and extending through the remaining term of the lease.

     Alumitech owns and operates a manufacturing facility located in Somerset, Kentucky, where it manufactures cast aluminum wheels.

     Motor Wheel's headquarters, housing its executive offices and central accounting, purchasing, marketing and engineering departments, is currently in Okemos, Michigan. Motor Wheel leases approximately 90% of a building under a ten-year lease which expires in July 2004.

Legal Proceedings

     Motor Wheel is involved in routine litigation relating to general liability, employment discrimination, workers' compensation and contract disputes, none of which management of Motor Wheel considers to be material.

HOLDINGS' MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

General

     Holdings is a holding company, substantially all of the assets of which consist of the capital stock of Motor Wheel. Holdings conducts all of its operations through its wholly-owned subsidiary, Motor Wheel. On November 7, 1995, Holdings consummated the 1995 Recapitalization. See "-- General."

Results of Operations

     Three Months Ended March 31, 1996 and 1995. Total sales in the first quarter of 1996 were $79.6 million compared to $105.6 million in the same period of 1995. Automotive sales were $50.9 million in the first quarter of 1996, a decrease of $17.0 million from the same period of 1995. This decrease was due primarily to a resourcing program by one of Holdings' principal customers that has been and continues to be implemented. This resourcing program only impacts Holdings' level of automotive wheel sales and was a consideration in Holdings' decision to close its Mendota, Illinois manufacturing facility. Sales of automotive brake products also decreased as selected production shutdowns by customers to control their inventory levels impacted some of Holdings' higher volume brake components. Commercial highway sales were $28.7 million in the first quarter of 1996, a decrease of $9.0 million from the same period of 1995. Such decrease is attributable to a significant downturn in the production of heavy-duty trucks and trailers compared to record production levels in the first quarter of 1995.

     Holdings' gross profit for the quarter of 1996 was $6.1 million, or 7.7% of net sales, compared to $13.8 million, or 13.1% of net sales, for the same period of 1995. The lower sales volume is the primary reason for the decreased level of gross profit but Holdings has also experienced certain manufacturing inefficiencies and incurred other transition costs as its previously disclosed plans to cease operations at certain manufacturing facilities are being implemented. Closure of the Mendota facility is in process as Holdings is consolidating all automotive wheel production in its Bowling Green, Kentucky facility with an anticipated completion by the end of the third quarter of 1996. In addition, Holdings is implementing certain aspects of its plan to close its automotive brake manufacturing facility in Ypsilanti, Michigan and continues to evaluate options with respect to satisfying its expected long-term production requirements. Military wheel production equipment which was previously located at Holdings' now closed Lansing, Michigan facility is in the process of being installed at the Akron, Ohio facility. Management expects that these closings will result in improvements in financial performance primarily through reductions in fixed manufacturing costs and lower variable costs.

     Selling, administrative and general expense together with research and development expense decreased to $5.4 million in the first quarter of 1996 compared to $6.5 million in the same period of 1995 as a result of actions undertaken by Holdings during the fourth quarter of 1995 to adjust this expense category in line with the lower sales volume.

     Interest expense was $4.3 million in the first quarter of 1996 compared to $4.5 million in the same period of 1995. Other expense was $0.6 million in the first quarter of 1996 compared to other income of $0.4 million in the same period of 1995. The primary component of this other category is Holdings' share of the results of Alumitech.

     Holdings had minimal income tax expense and therefore the resulting net loss for the first quarter of 1996 was $4.2 million compared to net income of $3.1 million in the same period of 1995.

     Twelve Months Ended December 31, 1995, 1994 and 1993. North American passenger car and light truck production in 1995 declined by 2% from 1994, but was 8% higher than 1993, while heavy duty truck and trailer production in 1995 increased 11% over 1994, which was up 17% from 1993 levels. Holdings' sales levels are as shown below:

                                                   % CHANGE                    % CHANGE
                                                   TO PRIOR                    TO PRIOR
                                       1995          YEAR          1994          YEAR          1993
                                     --------      --------      --------      --------      --------
                                                          (DOLLARS IN THOUSANDS)
Automotive........................   $220,048        (20.6)%     $277,111         5.2%       $263,476
Commercial Highway................    137,131          7.1        128,072        22.6         104,494
                                     --------        -----       --------        ----        --------
                                     $357,179        (11.8)%     $405,183        10.1%       $367,970
                                     ========        =====       ========        ====        ========

     Holdings' automotive products sales decreased in 1995 as a result of a variety of factors including: (i) the continuing growth in demand for aluminum wheels; (ii) a decrease in automotive brake market share, some of which was temporary, due to model changeovers by Holdings' customers; (iii) selective production shutdowns by the automotive manufacturers which impacted shipment levels of certain of Holdings' higher volume component parts; and (iv) loss of steel wheel business on certain light trucks due to vehicle platform changes made by the manufacturers. Automotive product sales in 1994, as compared to 1993, reflect an increase in the sale of automotive styled steel wheels introduced in the 1994 model year, which was partially offset by the loss of the Polycast steel wheel business on a vehicle platform discontinued by a customer at the end of the 1994 model year. Increases in commercial highway product sales reflect the increase in production of heavy duty trucks and trailers. In 1995, Holdings maintained market share gains for sales to OEMs which were achieved by Holdings in 1994, as compared to 1993. Sales to aftermarket distributors in 1995 declined in wheels and rims and were only slightly higher in brake components as compared to 1994.

     Holdings' gross profit for 1995 was $33.2 million, or 9.3%, of net sales compared to $43.7 million, or 10.8%, of net sales for 1994 and $42.3 million, or 11.5%, of net sales for 1993. The decrease in gross profit in 1995 is largely attributable to the lower sales volume as manufacturing costs were not reduced in direct proportion to the decrease in sales. Fixed manufacturing costs were fairly constant in 1995 compared to 1994 although certain reductions were realized starting in the fourth quarter of 1995 as automotive wheel production ceased at Holdings' Lansing, Michigan facility. Additionally, Holdings incurred temporary incremental costs in the second half of 1995 to develop and qualify production of automotive wheels transferred to Holdings' Bowling Green, Kentucky facility. The decrease in the gross margin percentage in 1994 compared to 1993 reflects increases in the costs of steel and cast iron, which were not fully recovered through increased selling prices. For some products, selling price reductions unrelated to material cost changes also unfavorably impacted gross margin percentages. These factors were offset in part by a reduction in postretirement benefits costs as the result of an agreement reached in August 1993 with one of Holdings' collective bargaining units to limit its retiree health care obligations.

     Selling, administrative and general expense together with research and development expense was $25.1 million, $25.4 million and $23.7 million in 1995, 1994 and 1993, respectively. In the second half of 1995, Holdings commenced cost control and reduction measures to bring these costs back in line with the lower sales volume. Certain of the cost reduction measures resulted in a charge to 1995 results of $0.8 million. The major items affecting the increase in 1994 over 1993 were shipping, sales and marketing costs which were a direct result of the higher sales volume.

     In the fourth quarter of 1995, Holdings recorded provisions for plant closure costs related to an automotive brake manufacturing facility in Ypsilanti, Michigan and an automotive wheel manufacturing facility in Mendota, Illinois. See "-- Plant Closure Costs." These provisions totalled $33.0 million consisting of: $16.4 million for asset write-downs; $3.5 million for curtailment costs associated with postretirement benefits; $6.0 million for facility maintenance costs; and $7.1 million for postemployment benefits.

     In 1994, Holdings recorded provisions for plant closure costs related to the reduction of manufacturing capacity within its automotive wheel operations. See "-- Plant Closure Costs." These provisions totalled $31.6 million consisting of: $12.5 million for asset write-downs; $8.9 million for curtailment costs associated with postretirement benefits; $6.6 million for facility maintenance costs; and $3.6 for postemployment benefits.

     Interest expense was $17.9 million, $17.2 million and $16.5 million in 1995, 1994 and 1993, respectively. The higher interest expense was the result of an increase in overall average debt levels. Accrued preferred stock dividends of Motor Wheel were $1.6 million, $1.9 million and $1.9 million in 1995, 1994 and 1993, respectively. As further discussed below, see "-- Capital Resources and Liquidity," funds received in connection with the 1995 Recapitalization in November 1995 were used to reduce the level of existing bank debt.

     Other expense was $3.6 million, $2.8 million and $1.6 million in 1995, 1994 and 1993, respectively and includes the following:

     Asset write-downs: In 1995 and 1994, Holdings wrote down the value of certain assets, primarily consisting of the real property owned by its Canadian subsidiary, by $2.3 million and $1.9 million, respectively, to updated estimates of realizable value.

     Corporate costs: In 1995, Holdings recorded $0.8 million in costs for the impact of workforce reductions designed to reduce Holdings' level of selling, general and administrative as well as research and development costs.

     Equity in net loss of affiliates: Total losses recorded were $0.7 million, $1.0 million and $2.7 million in 1995, 1994 and 1993, respectively.

     Patent defense costs of $1.7 million reflect legal expenses incurred in 1994 for the defense of a certain patented manufacturing process of Holdings.

     The aforementioned factors resulted in a loss before taxes of $48.0 million, $36.9 million and $1.4 million in 1995, 1994 and 1993, respectively.

     Holdings' provision for income taxes was $4.2 million, $0.5 million and $0.7 million in 1995, 1994 and 1993, respectively. In 1995, Holdings established additional valuation allowances against deferred tax assets, for additional information refer to the notes to Holdings' consolidated financial statements included elsewhere herein. In prior years, the relationship between pretax income and income taxes was impacted by limitations on recognition of deferred tax assets on plant closure costs and nondeductible losses from foreign subsidiaries and equity investments.

     Before extraordinary items, there were resulting losses of $52.2 million, $37.4 million and $2.1 million in 1995, 1994 and 1993, respectively. An extraordinary charge of $3.2 million was recorded in 1993 in connection with Holdings' debt refinancing, resulting in a net loss of $5.3 million.

Capital Resources and Liquidity

     Holdings' liquidity can be impacted by both the cyclical nature of its business and levels of net sales with its two major customers. Historically, Holdings has met its liquidity requirements, working capital (including interest on debt obligations) and capital expenditures through cash flow provided by operating activities and short-term borrowings under Motor Wheel's revolving credit agreement. As discussed above, in November 1995 in connection with the Holdings 1995 Recapitalization, Motor Wheel received a contribution of $8.6 million from Holdings which was used to reduce the level of existing bank debt (see "-- General"). Motor Wheel's revolving credit agreement provides borrowing capacity up to $50 million through March 1998, subject to limitations based on the value of inventory and receivables. The credit agreement also provides up to $25 million in letters of credit with the amount of any outstanding letters of credit applied to reduce Motor Wheel's borrowing capacity thereunder. At March 31, 1996, Holdings had $12.0 million of short-term borrowings and $12.5 million for letters of credit outstanding and excess availability of $17.1 million.

     First Quarter 1996 and 1995. Net cash used for operating activities was $5.9 million in the first quarter of 1996 as compared to $4.3 million in the same period of 1995. The principal usage of cash during the first quarter of 1996 was for an inventory build-up program in one of Holdings' plants in anticipation of the termination of a labor agreement. Cash provided by net income (loss), as adjusted for non-cash charges, was $2.1 million while cash requirements to support operating assets and liabilities was $7.7 million. These amounts are both lower than the comparable amounts in the same period of 1995 due to the lower sales volume.

     Net cash used for investing activities was $2.5 million in the first quarter of 1996 as compared to $4.1 million for the same period of 1995 as Holdings has adjusted its plans for investment in property, plant and equipment to be in line with the lower sales volume.

     Net cash provided by financing activities was $7.3 million in the first quarter of 1996 as compared to $7.8 million for the same period of 1995. Holdings has utilized borrowings under the revolving credit agreement to support its cash requirements for operating assets and liabilities.

     Twelve Months Ended December 31, 1995, 1994 and 1993. Net cash provided by operating activities was $7.2 million, $18.0 million and $25.3 million for 1995, 1994 and 1993, respectively. The decrease in 1995 versus 1994 resulted from a variety of factors, including a deterioration in operating results, start-up of operations in Mexico, higher interest costs, and payments of plant closure costs. The decrease in 1994 versus 1993 resulted from higher interest costs, patent defense costs, higher income tax payments due to alternative minimum tax and a net increase in operating assets and liabilities due to higher sales volume.

     Net cash used for investing activities was $14.1 million, $18.3 million and $16.0 million for 1995, 1994 and 1993, respectively. Investing activities in 1995 reflect a variety of programs to expand capacity within certain existing product lines, add capacity for new product lines and continue Holdings' emphasis on cost reduction through modernization of production equipment. Investing activities in prior years include expenditures for equipment and production tooling in the automotive brake and commercial highway operations in 1994 and expenditures for equipment in the automotive steel wheel operations in 1993.

     Net cash provided by financing activities was $7.2 million in 1995 and $1.3 million in 1994, with net cash used for financing activities of $9.4 million in 1993. In 1995, prior to the Holdings 1995 Recapitalization, Holdings increased its usage of short-term borrowings to support operating activities and capital expenditures. Funds from the Holdings 1995 Recapitalization were utilized by Holdings in November 1995 to reduce the level of existing bank debt (see "-- General"). In 1994, Holdings utilized borrowings under the revolving credit agreement to support increased operating requirements due to higher sales volume and the higher level of investing activities. In 1993, Holdings completed a refinancing which included the issuance of $125 million of 11 1/2% Senior Notes, the retirement of $105 million face value of 11 3/8% Senior Subordinated Notes, the repayment of outstanding term loans, the payment of $3.4 million of accrued preferred stock dividends and the payment of other costs related to the refinancing.

     The plant closure costs recorded in 1995 and 1994 along with other non-cash expenses recorded over the past three years are significant items contributing to Holdings' net losses for 1995, 1994 and 1993 and the resulting shareholders' deficit.

     Holdings' availability under the revolving credit agreement is expected to be adequate to support its working capital requirements. Management of Holdings believes that cash generated by operations will be sufficient to meet Holdings' expected operating needs (including cash requirements related to plant closures), planned capital expenditures and interest payments.

Plant Closure Costs

     In 1995, Holdings recorded provisions related to two plant closures. Holdings commenced efforts to address manufacturing capacity and noncompetitive costs in both its automotive steel wheel and automotive brake operations. As a result of these efforts, manufacturing operations at both the Mendota, Illinois and Ypsilanti, Michigan facilities will be terminated. Closure of these facilities will commence in 1996. Holdings is currently evaluating various options with respect to satisfying its expected production requirements within automotive wheel and brake operations.

     In 1994, Holdings' recorded provisions related to plant closures associated with reducing its manufacturing capacity within its automotive wheel operations. In 1995, transfer of automotive wheel production from Holdings' facility in Lansing, Michigan to its facility in Bowling Green, Kentucky was completed. Military wheel production at the Lansing facility is also complete and Holdings' is in the process of transferring equipment and production to the Akron, Ohio facility. During the second quarter of 1995, Holdings completed the sale of certain equipment and inventory associated with its Polycast(R) wheel operations. The buyer is leasing Holdings' property and plant in Luckey, Ohio and is a supplier to Holdings for Polycast(R) wheels.

     Management expects that these closings will result in improvements in financial performance primarily through reductions in fixed manufacturing costs and lower variable costs. A significant portion of the fixed costs in Lansing was eliminated in the fourth quarter of 1995. The portion of the provisions recorded in 1995 and 1994 which had not been expended as of December 31, 1995 totaled approximately $26.3 million ($16.6 million and $9.7 million related to 1995 and 1994 provisions, respectively) and consist primarily of employee benefit costs and facility maintenance costs. Management estimates future cash requirements related to the recorded provisions will approximate $3.0 million and $7.0 million in 1996 and 1997, respectively. The cash requirements in 1996 relate predominantly to the closure of the Lansing facility as production was substantially completed at this facility by the end of 1995. The cash requirements in 1997 increase as production at the Mendota facility is expected to be completed by the end of 1996, and production at the Ypsilanti facility will be phased down throughout 1996 with final completion anticipated in the first quarter of 1997. In 1998 and beyond, cash requirements related to plant closure costs are expected to decrease significantly and pertain predominantly to facility maintenance costs and certain postemployment and postretirement benefit costs. Management expects the facilities in Lansing, Mendota and Ypsilanti will be sold during the next five-year period. In determining the 1995 and 1994 provisions, no assumption of leasing the affected facilities to outside parties was made.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF HOLDINGS

     The following table sets forth, as of the date of this Proxy
Statement/Prospectus, the beneficial ownership of Holdings Common Stock by each director of Holdings, each executive officer of Holdings and the directors and executive officers of Holdings as a group, and each person who beneficially owns more than 5% of the outstanding shares of Holdings Common Stock.

                                                                                        PERCENT OF
                                                               AMOUNT AND NATURE       OUTSTANDING
                                                                 OF BENEFICIAL      SHARES OF HOLDINGS
                            NAME                                   OWNERSHIP           COMMON STOCK
- ------------------------------------------------------------   -----------------    ------------------
Joseph Littlejohn & Levy Fund II, L.P. .....................        281.4815               74.1%
  c/o Joseph Littlejohn & Levy
  50 Main Street, Suite 1000
  White Plains, NY 10606
Guaranty Reassurance Corporation............................         23.9600                6.3
  c/o Crescent Capital Corporation
  11100 Santa Monica Boulevard
  Suite 2050
  Los Angeles, CA 90025
Peter A. Joseph.............................................        281.4815(1)            74.1
Angus C. Littlejohn, Jr. ...................................        281.4815(1)            74.1
Paul S. Levy................................................        281.4815(1)            74.1
Marcos A. Rodriguez.........................................              --                0.0
Richard W. Tuley(2).........................................          7.7170                2.0
John R. Kinstler............................................          5.0000                1.3
Thomas R. Collins...........................................              --                0.0
All directors and executive officers as a group (6
  persons)..................................................        294.1985               77.5

- -------------------------
(1) Messrs. Joseph, Littlejohn and Levy are general partners of Joseph Littlejohn & Levy, which is the managing general partner of Joseph Littlejohn & Levy Fund II, L.P. Each of Messrs. Joseph, Littlejohn and Levy disclaims beneficial ownership of any shares of Holdings Common Stock held by JLL.

(2) Does not reflect the Tuley Option. See "CERTAIN TRANSACTIONS; INTERESTS OF CERTAIN PERSONS -- Employment Agreement."

     On November 7, 1995, Holdings completed the Holdings 1995 Recapitalization, pursuant to which an equity investment was made in Holdings in exchange for a controlling interest in Holdings.

                    MANAGEMENT OF THE SURVIVING CORPORATION

     The Merger Agreement provides that, upon consummation of the Merger, the Board of Directors of the Surviving Corporation will be comprised of nine directors, consisting of the Chief Executive Officer of the Company (currently, Mr. Cucuz), four designees of JLL (currently, Messrs. Clark, Joseph, Levy and Rodriguez), one designee of TSG (currently, Mr. Christophe) and three individuals who are not affiliated with the Company or certain purchasers of Company Preferred Stock (currently expected to be Messrs. Rodewig and Way and one other independent director), or such other individuals as may be designated by Holdings from time to time prior to the Effective Time (except that such directors must in any case include the Chief Executive Officer of the Company and not less than two independent directors). Pursuant to the Amended Charter (as defined below), the Surviving Corporation Board will be divided into three classes, each consisting, as nearly as may be possible, of one-third of the total number of directors. Class I directors will serve for a term expiring at the 1997 Annual Meeting of Stockholders, Class II directors will serve for a term expiring at the 1998 Annual Meeting of Stockholders and Class III directors will serve for a term expiring at the 1999 Annual Meeting of Stockholders. See "COMPARISON OF STOCKHOLDER RIGHTS -- Classification of Board." The Stockholders Agreement will provide that the respective rights of JLL and TSG to designate directors will terminate if any such entity ceases to own at least 50% of its initial investment in the Company.

     The following table sets out the names and ages of each of the individuals that are expected to serve as directors and executive officers of the Surviving Corporation upon the consummation of the Merger.

          NAME             AGE                        POSITION                       TERM EXPIRES
- -------------------------  ---   --------------------------------------------------  ------------
Ranko "Ron" Cucuz........  52    Chairman of the Board of Directors; President and       1998
                                 Chief Executive Officer
Richard W. Tuley.........  53    Executive Vice President
William D. Shovers.......  42    Vice President -- Chief Financial Officer and
                                 Principal Accounting Officer
Giancarlo Dallera........  50    Vice President -- President, European Aluminum
                                   Wheels
Ronald L. Kolakowski.....  49    Vice President -- President, North American
                                 Aluminum Wheels
William S. Linski........  49    Aluminum Wheels Vice President -- President,
                                   Fabricated Wheels
Larry Karenko............  46    Vice President -- Human Resources
Daniel M. Sandberg.......  37    Vice President, General Counsel and Secretary
John A. Salvette.........  40    Treasurer
Timothy J. Clark.........  31    Director                                                1998
Cleveland A.
  Christophe.............  50    Director                                                1999
Peter A. Joseph..........  44    Director                                                1997
Paul S. Levy.............  48    Director                                                1999
John S. Rodewig..........  62    Director                                                1999
Marcos A. Rodriguez......  34    Director                                                1998
Kenneth L. Way...........  56    Director                                                1997

     Ranko ("Ron") Cucuz was elected President and Chief Executive Officer and a Director of the Company in October 1992. He also serves as Chairman of the Management Board of Hayes Wheels Autokola NH, a.s., the Company's Czech joint venture, and as a director of Hayes Wheels, S.p.A. (Italy) and FPS Kelsey-Hayes, S.A. (Spain), the Company's wholly owned subsidiaries, and serves as Chairman of each of the Aluminum Wheel Subsidiaries. From August 1992 to October 1992, Mr. Cucuz served as Group President of the Wheels Division of the Company as it existed prior to the Reorganization. Previously, Mr. Cucuz was

President, Steel Wheels (renamed Fabricated Wheels) Business Unit from June 1991 to October 1992. Prior to assuming that position, Mr. Cucuz was employed by ACCO Babcock Industries from 1976 to 1991, serving as President and Chief Executive Officer of its Automotive Mechanical Cable Controls Group from September 1987 to June 1991.

     Richard W. Tuley will become Executive Vice President of the Surviving Corporation upon consummation of the Merger. He has been President of Motor Wheel since May 1995, has been Chief Operating Officer of Motor Wheel since September 1994 and was Executive Vice President and General Manager -- Commercial Highway products of Motor Wheel since 1991. He has also been a director of Motor Wheel since 1986.

     William D. Shovers has been Vice President, Chief Financial Officer and Principal Accounting Officer of the Company since February 1993. Mr. Shovers has also served as a Director of Hayes Wheels, S.p.A. and Autokola since February 1993 and October 1993, respectively. From November 1989 to January 1993, Mr. Shovers served as Vice President of Finance at Monroe Auto Equipment Company, a subsidiary of Tenneco, Inc.

     Giancarlo Dallera has been Vice President -- President, European Aluminum Wheels of the Company since 1992. He is also President of Cromodora, S.p.A. Since October 1992, Mr. Dallera has served as the Managing Director of Kelsey-Hayes de Espana, S.A. In 1981, Mr. Dallera assumed the post of General Manager of Hayes Wheels, S.p.A and since 1985 Mr. Dallera has also been a Director of Hayes Wheels, S.p.A.

     Ronald L. Kolakowski has served as Vice President -- President, North American Aluminum Wheels of the Company since November 1995. Prior to assuming this position, Mr. Kolakowski was the Plant Manager of the Sedalia Plant since 1992.

     William S. Linski has been Vice President -- President, Fabricated Wheels of the Company since November 1993. In October 1993, he was elected Chairman of the Supervisory Board of Autokola. From 1992 to October 1993, Mr. Linski was Vice President of Operations of Fabricated Wheels. Mr. Linski was Plant Manager of the Sedalia Plant from 1988 to 1992.

     Larry Karenko has been Vice President -- Human Resources of the Company since October 1994. From August 1993 to October 1994, Mr. Karenko was Group Human Resources Manager of the Chasis Products Operation and from August 1992 to August 1993, he was Group Human Resources Manager of Powertrain Products Operation. Mr. Karenko served as Division Human Resources Manager of the Precision Forged Products Division from June 1986 to August 1992.

     Daniel M. Sandberg has been Vice President, General Counsel and Secretary of the Company since March 1994. Since September 1994, he has been a Director of Hayes Wheels S.p.A. Prior to joining the Company, Mr. Sandberg was Executive Vice President and General Counsel of Kelter-Thorner, Inc. from October 1990 to March 1994. From September 1988 to September 1990, Mr. Sandberg was the General Counsel and Secretary of Meadowdale Foods, Inc.

     John A. Salvette has served as Treasurer of the Company since February 1995. From May 1993 to January 1995, he was Director of Investor Relations and Business Planning of the Company. Mr. Salvette was Group Controller of the North American Aluminum Wheel Business from May 1990 to April 1993.

     Timothy J. Clark will become a director of the Surviving Corporation upon consummation of the Transactions. Mr. Clark is a principal of Joseph Littlejohn & Levy (the managing general partner of JLL), which he joined in 1993. Prior to that time, Mr. Clark was corporate planning manager of Edgcomb Metals Company and a financial analyst at the Blackstone Group.

     Cleveland A. Christophe will become a director of the Surviving Corporation upon consummation of the Transactions. Mr. Christophe has been a Managing Partner and major shareholder of TSG Capital Group, L.L.C. since its inception in 1994. TSG acts as manager of TSG Capital Fund II, L.P., a $225 million private equity investment fund. He has served as a principal and a director of TSG Ventures Inc. (formerly known as Equico Capital Corporation), a private equity investment firm since May 1992. From February 1990 to May

1992, Mr. Christophe was a Vice President of Equico Capital Corporation. Mr. Christophe is also a director of EnviroTest Systems Corp.

     Peter A. Joseph will become a director of the Surviving Corporation upon consummation of the Transactions. Mr. Joseph has been a partner of Joseph Littlejohn & Levy from its inception in 1988. Prior to that time, Mr. Joseph was a managing director of Quadrex Securities. Mr. Joseph serves on the Board of Directors of Foodbrands America, Inc., OrNda HealthCorp, Lancer, Fairfield Manufacturing Co., Inc. and MWC Holdings, Inc. Mr. Joseph is also President and Secretary of Lancer and Vice President and Secretary of Fairfield.

     Paul S. Levy will become a director of the Surviving Corporation upon consummation of the Transactions. Mr. Levy has been a partner of Joseph Littlejohn & Levy from its inception in 1988. Prior to that time, Mr. Levy was a Managing Director of Drexel Burnham Lambert Incorporated responsible for its restructuring and exchange offer group. Mr. Levy serves as Chief Executive Officer and Chairman of the Board of Directors of Lancer and as a member of the Board of Directors of Foodbrands America, Inc., OrNda HealthCorp, Fairfield Manufacturing Co. and MWC Holdings, Inc. Mr. Levy is also Vice President and Assistant Secretary of Fairfield.

     John S. Rodewig has been a director of the Company since December 1992 and is expected to continue to serve in that capacity after consummation of the Transactions. Mr. Rodewig served as President of Eaton Corporation and as its Chief Operating Officer -- Vehicle Components from 1992 until his retirement on January 1, 1996. He served as President of the Truck Components Group of Eaton Corporation from 1991 to 1992. Mr. Rodewig also serves as Chairman of the Board of Directors of Eaton Limited (United Kingdom). He also serves as a director of FKI plc and AP Parts International.

     Marcos A. Rodriguez will become a director of the Surviving Corporation upon consummation of the Transactions. Mr. Rodriguez is a principal of Joseph Littlejohn & Levy, which he joined in 1989. Prior to that time, Mr. Rodriguez worked at General Electric Company in various positions. Mr. Rodriguez serves on the Board of Directors of Holdings.

     Kenneth L. Way will become a director of the Surviving Corporation upon consummation of the Transactions. Mr. Way has been a director of the Company since December 1992. He has served as Chairman and Chief Executive Officer of Lear Corporation since September 1988.

                              SELLING STOCKHOLDER

     K-H, the Selling Stockholder, will beneficially own 814,400 New Varity Shares subsequent to the Merger, and all of such shares may be offered and sold by the Selling Stockholder pursuant to this Proxy Statement/Prospectus. The Company has agreed to register the New Varity Shares for resales pursuant to, and subject to the terms of, the Registration Rights Agreement. Since the Selling Stockholder may sell all or a portion of its shares of New Common Stock at any time and from time to time after the date hereof at is sole discretion, no estimate can be made of the number of shares of New Common Stock that the Selling Stockholder may retain at any time. See "THE MERGER -- Resales of New Common Stock and Warrants" and "CERTAIN OTHER AGREEMENTS -- Registration Rights Agreement."

     In addition to sales pursuant to this Proxy Statement/Prospectus, the Selling Stockholder will be permitted to resell the New Varity shares pursuant to, and subject to the limitations under, Rule 145 under the Securities Act. See "THE MERGER -- Resales of New Common Stock and Warrants."

     Relationship with K-H and Varity. Prior to the Effective Time, K-H owned 8,144,000 (approximately 46.3%) of the shares of Company Common Stock then outstanding. In connection with the Merger, K-H received the 814,400 New Varity Shares. Two individuals who are officers of K-H's parent, Varity, are directors of the Company.

     Prior to December 23, 1992, the Company was a wholly-owned subsidiary of K-H. At that time, the Company effected a public offering of its shares of Common Stock and as a result the ownership interest of K-H in the Company's Common Stock was reduced to approximately 46.3%. At that time, the Company entered into various agreements with K-H, one of its subsidiaries, Kelsey-Hayes Company, and Varity to reflect their relationship after giving effect to the Company's offering of its shares, including agreements providing for the transfer of the non-wheel businesses and assets of the Company and the indemnification of the Company for all liabilities related thereto; a Distributorship Agreement providing for the appointment of K-H as the distributor of certain Company products in the after-market; a Non-Competition Agreement between the Company and Varity Corporation restricting competition by Varity and its affiliates with the Company; a Management Services Agreement between K-H and the Company under which K-H agreed to provide certain management services to the Company; a Tax Sharing Agreement which, in general, allocates income tax liabilities for periods prior to December 23, 1992 among the Company, Varity, K-H and K-H's subsidiary Kelsey-Hayes Company; a Michigan Workers' Compensation Claims Payment Guarantee between the Company and Kelsey-Hayes Company to share liability for workers' compensation claims by Michigan employees; and a Lease under which Kelsey-Hayes Company occupies certain space as the Company's tenant.

                          DESCRIPTION OF CAPITAL STOCK

     The statements set forth under this heading with respect to certain provisions of the DGCL, the Restated Certificate of Incorporation of the Company (the "Company Charter"), the Amended and Restated Certificate of Incorporation of the Company (the "Amended Charter"), the By-laws of the Company (the "Company By-laws"), the Amended and Restated By-laws of the Company (the "Amended By-laws") and the Certificate of Designations of Series A Preferred Stock ("Certificate of Designations") are brief summaries thereof and do not purport to be complete and are qualified in their entirety by reference to the relevant provisions of the DGCL, the Company Charter, the Amended Charter, the Company By-laws, the Amended By-laws and the Certificate of Designations, as appropriate.

GENERAL

     The authorized capital stock of the Surviving Corporation will consist of
(i) 100 million shares of New Common Stock and (ii) 25 million shares of preferred stock, par value $.01 per share ("New Preferred Stock").

     Upon consummation of the Merger and based upon the number of shares of Company Common Stock and Holdings Common Stock outstanding as of the date of the Merger Agreement and counting the Company Preferred Stock issued immediately prior to the Merger on an as if converted basis, (i) 11,132,400 shares of New Common Stock will be issued and outstanding and (ii) 478,900 shares of New Common Stock will be issuable pursuant to options to acquire shares of New Common Stock (assuming all holders of Company Options elect to have such Company Options become options to acquire shares of New Common Stock). In addition, (i) based upon the number of Warrants issued to the holders of Holdings Common Stock in accordance with the Merger Agreement and the Warrant Agreement and counting the Warrants to be issued together with the Company Preferred Stock to the New Investors immediately prior to the Merger, 1,300,000 shares of New Common Stock will remain reserved for issuance upon exercise of such Warrants and (ii) 21,100 shares of New Common Stock will be reserved for issuance pursuant to options under the 1992 Stock Incentive Plan (assuming all holders of Company Options elect to have such Company Options become options to acquire shares of New Common Stock). In addition, as discussed in "THE MERGER -- Certain Transactions; Interests of Certain Persons in the Merger," it is anticipated that a new stock option plan will be adopted by the Company prior to the Effective Time. Although there are no present plans or commitments for the use of authorized but unissued shares, such shares would be available for issuance without further action by stockholders except as required by law or applicable stock exchange requirements. The current rules of the NYSE would require stockholder approval if the number of shares of New Common Stock to be issued would equal or exceed 20% of the number of shares of New Common Stock outstanding immediately prior to such issuance.

     The Surviving Corporation's Board of Directors is authorized to issue New Preferred Stock, in one or more series and, as to each series, to fix the designation, the dividend rate (and whether cumulative), liquidation preferences, conversion rights, redemption rights, and other terms, including retirement or sinking fund provisions. The New Preferred Stock, if issued, could have the effect of acting as an anti-takeover device to prevent a change of control of the Company.

     No shares of New Preferred Stock will be issued or outstanding immediately following the Merger.

NEW COMMON STOCK

     The holders of New Common Stock will be entitled to one vote for each share of New Common Stock owned on each matter properly submitted to a vote of stockholders and will not have cumulative voting rights for the election of directors. Such matters generally require the approval of the holders of a majority of the shares of New Common Stock voting thereon, except that certain amendments of the Amended By-laws must be approved by the holders of at least two-thirds of the shares voting or in some cases 80% of all the outstanding shares of New Common Stock. See "COMPARISON OF STOCKHOLDER RIGHTS -- Amendment of Governing Documents." Holders of shares of New Common Stock will be entitled to any dividends declared by the Board of Directors of the Surviving Corporation out of legally available funds and, subject to such preferential rights as may be determined by such Board of Directors in the future in connection with the issuance of shares of New Preferred Stock, share ratably in any distribution of the Surviving Corporation's assets, after payment of all debts and other liabilities, upon liquidation, dissolution or winding up. The holders of shares of New Common Stock have no preemptive or other subscription or conversion rights. There are no redemptions or sinking fund provisions applicable to shares of New Common Stock.

     The Board of Directors of the Surviving Corporation will be divided into three classes of as nearly equal size as possible, and will consist of not less than 1 nor more than 15 directors elected for three-year staggered terms; provided, however, that the maximum number of directors may be increased to reflect the rights of preferred stockholders of the Surviving Corporation. The Directors are given the authority to determine the exact number of directors constituting the entire Board of the Surviving Corporation and, subject to the rights of the holders of any outstanding shares of capital stock of the Surviving Corporation, to fill vacancies and newly created directorships. Any directors so elected will hold office until the next election of the class of which such directors have been elected. For a more detailed discussion on certain provisions of the Amended Charter and the Amended By-laws relating to directors, see "COMPARISON OF STOCKHOLDER RIGHTS."

COMPANY PREFERRED STOCK

     Immediately prior to the consummation of the Merger, pursuant to the Merger Agreement and the Stock Subscription Agreements, the Company will issue and sell to the New Investors 200,000 shares of a new series of Company Preferred Stock, par value $.01 per share ("Series A Preferred Stock"), and pursuant to the Warrant Agreement, the Company will issue 150,000 Warrants to purchase shares of New Common Stock. The Series A Preferred Stock and the Warrants, when issued and delivered in accordance with the terms of the Subscription Agreements and the Warrant Agreement, will be duly and validly issued. Pursuant to the Merger, each share of Series A Preferred Stock will be converted into the right to receive
31.25 shares of New Common Stock.

     In accordance with the Company Charter, pursuant to the Certificate of Designations, the holders of Series A Preferred Stock are not entitled to receive dividends, and except as expressly provided by law, the holders of shares of Series A Preferred Stock have no voting rights. The Company must obtain the approval of holders of a majority of the shares of the Series A Preferred Stock in order to (i) increase or decrease the par value or the aggregate number of authorized shares of Series A Preferred Stock or (ii) amend any provisions of the Company Charter in a manner materially prejudicial to holders of Series A Preferred Stock.

     In the event of any liquidation, dissolution or winding up of the affairs of the Company, holders of shares of Series A Preferred Stock are entitled to preference over the Company Common Stock and to all other classes and series issued and outstanding in the amount of $1,000 per share. All shares of Series A Preferred Stock are to be of equal rank with respect to rights upon liquidation, winding up and dissolution and all payments are to be made pro rata among the holders of the then outstanding shares. A consolidation or merger

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

of the Company with one or more corporations which does not adversely affect the rights and preferences of holders of Series A Preferred Stock is not deemed to be a liquidation, dissolution or winding up.

     In the event that the Merger is not consummated within two business days of the initial issuance of any shares of Series A Preferred Stock, the Company will immediately redeem the shares for cash at a redemption price of $1,000 per share. Any shares of Series A Preferred Stock purchased, redeemed or otherwise acquired by the Company in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such cancelled shares shall revert to authorized but unissued preferred stock, undesignated as to series and subject to reissuance by the Company.

WARRANTS

     Pursuant to the terms of the Warrant Agreement, each Warrant issued by the Company entitles the holder thereof to purchase one share of New Common Stock at a price of $48.00. Warrants may be exercised at any time on or after the fourth anniversary of the Effective Time until the seventh anniversary thereof and, in the case of Warrants received by any New Investor, are not transferrable (except to certain Permitted Transferees(as defined in the Stockholders Agreement)) before the second anniversary of the Effective Time. In the event of any consolidation with or merger of the Company into another corporation or of any sale, transfer or lease of all or substantially all of the property of the Company, the holders of each Warrant will have the same rights with respect to such Warrants after such event as in effect immediately prior to such event. For a summary of the provisions applicable to the Warrants, see "CERTAIN OTHER AGREEMENTS -- Warrant Agreement."

CERTAIN RESTRICTIONS ON TAKEOVERS

     As a Delaware corporation, the Surviving Corporation is subject to Section 203 of the DGCL. Section 203 prohibits a public Delaware corporation from engaging in a Business Combination (as defined below) with an Interested Stockholder (as defined below) for a period of three years following the date such person became an Interested Stockholder unless: (i) prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which such stockholder became an Interested Stockholder or approved the Business Combination, (ii) upon consummation of such transaction, such Interested stockholder owns at least 85% of the voting shares of such corporation (excluding stock held by directors who are also officers and by employee stock ownership plans that do not allow plan participants to determine confidentially whether to tender shares) or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is (a) approved by the board of directors of the corporation and (b) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. A "Business Combination" includes (i) mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation to or with an Interested Stockholder, (ii) certain transactions resulting in the issuance or transfer to an Interested Stockholder of any stock of such corporation or its subsidiaries and (iii) other transactions resulting in a disproportionate financial benefit to an Interested Stockholder. An "Interested Stockholder" is a person who, together with its affiliates and associates, owns (or within a three-year period did own) 15% or more of a corporation's stock entitled to vote generally in the election of directors. The Company Board has approved the Merger Agreement, the Stock Option Agreement and the other Agreements by the requisite vote so that the provisions of Section 203 of the DGCL will not apply to Holdings or the New Investors in connection with the Transactions.

TRANSACTIONS WITH AFFILIATES

     The resolutions of the Company Board referred to in the second paragraph of "THE MERGER -- Background of the Merger" will not be applicable to holders of New Common Stock following consummation of the Merger.

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

                        COMPARISON OF STOCKHOLDER RIGHTS

     Upon consummation of the Merger, stockholders of the Company and Holdings will become stockholders of the Surviving Corporation, and the rights of all stockholders of the Surviving Corporation will be governed by applicable Delaware law ("Delaware Law"), including the DGCL, and by the Amended Charter and the Amended By-laws.

     The following is a summary of certain material differences between the current rights of the stockholders of Holdings and the Company under their respective charters and by-laws and their prospective rights as stockholders of the Surviving Corporation. Since the Company and Holdings are both organized under the laws of the State of Delaware, such differences arise from differences between various provisions of the Company Charter and Company By-laws, the Holdings Charter and Holdings By-Laws, and the Amended Charter and the Amended By-laws.

     The following summary does not purport to be a complete description of the rights of stockholders of the Company and stockholders of Holdings under, and is qualified in its entirety by reference to, the DGCL, the Company Charter and the Company By-Laws, the Holdings Charter and the Holdings By-Laws, and the Amended Charter and the Amended By-laws. See "DESCRIPTION OF CAPITAL STOCK" for a summary of certain other rights of stockholders of the Surviving Corporation after the Merger.

AUTHORIZED CAPITAL STOCK

     The authorized capital stock of the Company consists of 50 million shares of Company Common Stock and 25 million shares of preferred stock, par value $.01 per share, of which 200,000 shares will be designated as Series A Preferred Stock for issuance in connection with the Subscription Agreement. All shares of Company Common Stock are identical and have one vote per share.

     The authorized capital stock of Holdings consists of one million shares of Holdings Common Stock. All shares of Holdings Common Stock are identical and have one vote per share.

     As of the Effective Time, the authorized capital stock of the Surviving Corporation will consist of 100 million shares of New Common Stock and 25 million shares of New Preferred Stock. See "DESCRIPTION OF CAPITAL STOCK."

ACTION BY WRITTEN CONSENT OF STOCKHOLDERS

     Under Delaware Law, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken, or which is required to be taken, at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Any such consent, to be effective, must be signed and delivered to the corporation within 60 days after the earliest dated consent. Neither the Company Charter nor the Holdings Charter restricts stockholder action by written consent in lieu of a meeting.

     The Amended Charter prohibits stockholder action without a meeting, and the powers of stockholders to consent in writing to the taking of any action without a meeting is specifically denied therein. The provisions of the Amended Charter restricting stockholder action by written consent may be altered, amended or repealed only by a majority vote of the Surviving Corporation Board and the affirmative vote of at least a majority of the holders of outstanding shares of capital stock of the Surviving Corporation entitled to vote thereon. The provisions of the Amended Charter prohibiting stockholder action by written consent may have the effect of delaying considerations of certain stockholder proposals until a meeting of stockholders has been convened.

SPECIAL MEETING OF STOCKHOLDERS

     Under Delaware Law, a special meeting of stockholders may be called by the board of directors or by any person authorized to do so in the certificate of incorporation or by-laws.

     The Company By-Laws provide that special meetings of stockholders may be called by action of the Company Board, the Chairman of the Board or the President, and shall be called by the Chairman of the Board, the President or the Secretary of the Company at the written request of a majority of the Company Board then in office.

     The Holdings By-laws provide that special meetings of the stockholders may be called by the President and shall be called by the President or Secretary at the request in writing of a majority of the board. The Holdings By-laws further require a special meeting to be called upon the written request of stockholders owning a majority of the entire capital stock issued and outstanding and entitled to vote.

     The Amended By-laws provide that special meetings of stockholders may be called by either (i) the Chairman of the Surviving Corporation, if there is one,
(ii) the President of the Surviving Corporation, (iii) any Vice President of the Surviving Corporation, if there are any, or (iv) the Secretary of the Surviving Corporation, and shall be called by any such officer at the request in writing of a majority of the Surviving Corporation Board.

BUSINESS CONDUCTED AT STOCKHOLDERS' MEETINGS

     The Company By-Laws provide that the business permitted to be conducted at any special meeting of the Company's stockholders is limited to the matters stated in the notice of call or request for such special meeting. These provisions of the Company By-Laws may be altered, amended or repealed by the stockholders of the Company or by the Company Board at any regular meeting of the Company's stockholders or of the Company Board or at any special meeting of the Company's stockholders or the Company Board if notice of such alteration, amendment or repeal is contained in the notice of such special meeting. The Holdings By-laws do not limit the business permitted to be conducted at any meeting.

     The Amended By-laws provide that to be properly brought before an annual meeting, business must be either (i) specified in the notice of annual meeting (or any supplement thereto) given by or at the direction of the Surviving Corporation Board, (ii) otherwise properly brought before the meeting by or at the direction of the Surviving Corporation Board or (iii) otherwise properly brought before the meeting by a stockholder. In addition to any other applicable requirements for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Surviving Corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Surviving Corporation, not less than 50 days nor more than 75 days prior to the meeting, except that, in the event that less than 65 days' notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 15th day following the day on which such notice of the annual meeting was mailed or such public disclosure was made, whichever first occurs. A stockholder's notice to the Secretary of the Surviving Corporation must set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of the stockholder proposing such business, (iii) the class and number of shares of the Surviving Corporation which are beneficially owned by such stockholder and (iv) any material interest of the stockholder in such business. If the Chairman of an annual meeting of the Surviving Corporation's stockholders determines that business was not properly brought before the meeting in accordance with the foregoing procedures, such business will not be transacted.

     The foregoing provisions of the Amended By-laws may have the effect of precluding the consideration of stockholder proposals and of discouraging or deterring a third party from conducting a solicitation of proxies to approve its proposal.

NUMBER AND QUALIFICATIONS OF DIRECTORS

     Under Delaware law, the minimum number of directors is one. Delaware law permits the board of directors to change the authorized number, or the range, of directors by amendment to the by-laws, unless the directors are not authorized in the certificate of incorporation to amend the by-laws or the number of directors

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

is fixed in the certificate of incorporation, in which case a change in the number directors may be made only upon approval of such change by the stockholders.

     The Company By-laws provide for a variable number of directors between three and 15, with the exact number currently fixed at five. The Company By-laws require at least one-third of the members of the Company Board (and in any event, at least two such members) to be "independent directors". The Company By-laws define "independent director" as a director who (i) is not and has not been employed by the Company or its affiliates within the two years immediately prior to such director's election to the Company Board, (ii) does not have one or more significant personal service contracts with the Company or its subsidiaries, (iii) is not (and is not affiliated with or employed by a company or a firm that is) a holder or beneficial owner of more than 30% of the voting equity securities of the Company or its subsidiaries and (iv) is not a spouse, parent, sibling or child, and is not (and has not been within the twelve months preceding election thereof to the Company Board) an employee, of any person described in clauses (i) through (iii) above.

     The Holdings By-laws provide that the number of directors of the corporation shall be at least one, the exact number to be determined by resolution of the board or by the stockholders at an annual meeting or a special meeting. The current number of directors of Holdings is five. Directors are to be elected at the annual meeting of stockholders, although a vacancy or newly created directorship resulting from an increase in the authorized number of directors may be filled by a majority of the directors then in office. Directors elected to fill a vacancy hold office until the next annual election and until their successors are duly elected and qualified.

     The Amended By-laws provide for a variable number of directors between one and 15, with the exact number to be fixed from time to time by the Surviving Corporation Board pursuant to a resolution adopted by a majority of directors then in office, provided that such maximum number may be increased from time to time to reflect the rights, if any, of holders of any shares of New Preferred Stock to elect directors in accordance with the Amended Charter or in any resolution or resolutions adopted by a majority of the Surviving Corporation Board then in office providing for the issuance of any shares of New Preferred Stock. The Amended By-laws require that at least two members of the Surviving Corporation Board be independent directors if and so long as such independent directors are required by the rules of the stock exchange or quotation service on which the Surviving Corporation's capital stock is traded or quoted. The Amended By-laws do not define independent directors. The Amended Charter and Amended By-laws provide for a classified board for the Surviving Corporation. See "-- Classification of Board."

NOMINATION AND ELECTION OF DIRECTORS

     The Company Charter and Company By-laws provide that directors are elected by the vote of the holders of a plurality of the shares entitled to vote thereon. Neither the Company Charter nor the Company By-laws allows cumulative voting for the election of directors. The Company By-laws provide that the power to fill vacancies on the Company Board is vested in the Company Board (except, as described below, in connection with the removal of a director), and vacancies may be filled by a majority of the directors of the Company then in office, although less than a quorum, or by a sole remaining director unless all directorships are vacant, in which case the stockholders are required to fill the then existing vacancies. The Company Charter does not contain advance notice procedures for the nomination of directors. The Holdings Charter and Holdings By-laws contain similar provisions regarding nomination and election of directors.

     The Amended Charter and the Amended By-laws provide that directors are elected at an annual meeting of stockholders by the vote of the holders of a plurality of the shares represented and entitled to vote thereat. Neither the Amended Charter nor the Amended By-laws allows cumulative voting for the election of directors. The Amended By-laws provide for advance notice procedures with respect to the nomination, other than by or at the direction of the Surviving Corporation Board, of candidates for election as directors. The Amended By-laws provide that any stockholder entitled to vote in the election of directors generally may nominate one or more persons for election as directors only if written notice of such stockholder's intent to make such nomination or nominations has been delivered to or mailed and received at the principal executive offices of the Surviving Corporation not less than 50 days nor more than 75 days prior to the meeting, except if, in the event that less than 65 days' notice or prior public disclosure of the date of the meeting is given or made

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

to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 15th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs. A stockholder's notice to the Secretary of the Surviving Corporation must include certain information (i) about the proposed nominee as would be required to be included in a proxy statement filed pursuant to the SEC's proxy rules had the nominee been nominated by the Surviving Corporation Board and (ii) as to the stockholder giving the notice, the name and record address of the stockholder giving the notice and the class and number of shares of capital stock of the Surviving Corporation which are beneficially owned by the stockholder. The Surviving Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Surviving Corporation to determine the eligibility of such proposed nominee to serve as a director of the Surviving Corporation. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director.

CLASSIFICATION OF BOARD

     The DGCL provides that a corporation's board of directors may be divided into various classes with staggered terms of offices. The Amended Charter provides that from and commencing after the 1996 annual meeting of stockholders, the Surviving Corporation Board will be divided into three classes, designated Class 1, Class 2 and Class 3. Each class will consist, as nearly as may be possible, of one-third of the number of directors constituting the Surviving Corporation Board. The term of office of the Class 1 Directors will first expire at the first annual meeting of stockholders after their election; the term of office of the Class 2 Directors will first expire at the second annual meeting of stockholders after their election; and the term of office of the Class 3 Directors will first expire at the third annual meeting of stockholders after their election, and in each case until their successors are duly elected and qualified. At each annual meeting of stockholders after the initial classification of directors, successors to the class of directors whose terms expire at that annual meeting of stockholders will be elected by stockholders for a three-year term and until their successors are duly elected and qualified. Any director elected to fill a vacancy resulting from an increase in any class or from the removal from office, death, disability, resignation or disqualification of a director or other cause will hold office for the remaining term of the class in which such vacancy existed.

     Classification of directors has the effect of making it more difficult for a stockholder to change the composition of the board of directors. Neither the Company Charter nor the Holdings Charter contains a classified board provision.

REMOVAL OF DIRECTORS

     Under Delaware Law, a director of a corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at a meeting on election of directors. If a corporation has a classified board, Delaware law provides that directors may be removed only for cause, unless the certificate of incorporation otherwise provides. Because the Surviving Corporation Board will be classified, members of the Surviving Corporation Board may be removed under Delaware law only for cause.

LIMITATION ON LIABILITY OF DIRECTORS

     The DGCL permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a Director to the corporation or its stockholders for monetary damages for a breach of the Director's fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which concerns unlawful payments of dividends, stock purchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit. Each of the Company Charter, the Holdings Charter and the Amended Charter contains provisions limiting the liability of their respective directors, to the fullest extent currently permitted by the DGCL for monetary damages for breach of their fiduciary duty as directors. The Company Charter further provides that, if the DGCL is amended to authorize corporation actions further

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

eliminating or limiting the personal liability of directors, the liability of a director of the Company will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The Holdings Charter and the Amended Charter do not include any provisions incorporating future amendments to the DGCL which further eliminate or limit the personal liability of directors.

     While these provisions provide directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care.

INDEMNIFICATION

     The DGCL permits a corporation to indemnify officers, directors, employees and agents for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful. The DGCL provides that a corporation may pay expenses (including attorneys' fees) incurred by an officer or Director in defending any civil, criminal, administrative or investigative action (upon receipt of a written undertaking to reimburse the corporation if indemnification is not appropriate), and must reimburse a successful defendant for expenses, including attorney's fees, actually and reasonably incurred, and permits a corporation to purchase and maintain liability insurance for its directors and officers. The DGCL provides that indemnification may be made for any claim, issue or matter as to which a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation, unless and only to the extent a court determines that the person is entitled to indemnity for such expenses as the court deems proper.

     The Company By-laws provide that, to the fullest extent authorized by the DGCL, the Company indemnify, hold harmless and advance expenses to each person (and, where applicable, and whether the person died testate or interstate, the personal representative of the person, the estate of such person and such person's legatees and heirs) who is or has served as a director or officer of the Company or any predecessor of the Company, or any other enterprise at the request of the Company or of any predecessor of the Company, who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person of whom he or she as the legal representative, is or was a director or officer of the Company, or is or was serving at the request of Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity while serving as a director, officer, employee or agent, provided such proceeding was authorized by the Company Board. The right to indemnification conferred by the Company By-Laws includes the right to have paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition, provided that, if required by the DGCL, the payment of such expenses incurred by a director or officer of the Company in his or her capacity as a director or officer of the Company (and not in any other capacity in which service was rendered by such person while a director or officer) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking, by or on behalf of such director of officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is or was not so entitled to be indemnified under the Company By-Laws or otherwise. The indemnification rights conferred by the Company By-Laws are not exclusive of any other right to which persons seeking indemnification may be otherwise entitled. The Company By-laws provide that claims for indemnification shall be liberally construed in favor of indemnification, and create a rebuttable presumption that the claimant is entitled to indemnification. The Company Board in its discretion may indemnify any other person made a party to any suit or proceeding by reason of such person acting on behalf of or serving at the request of the Company or any predecessor of the Company.

     The Holdings Charter and By-laws contain similar provisions regarding indemnification. In addition, the Holdings By-laws provide that Holdings may, but is not obligated to, maintain insurance for such indemnifica-

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

tion. The right to indemnification under the Holdings Charter is not exclusive of any other right which any person may have for indemnification.

     The indemnification provisions of the Amended By-laws are substantially similar to the provisions of those of the Company and Holdings, except that the Amended By-laws provide (i) that the indemnified party must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Surviving Corporation and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful, (ii) that with respect to actions brought by or in the right of the Company, the Company will indemnify such party if he is not adjudged liable to the Company or if the court in which such action is brought determines that in light of all the circumstances such person is entitled to indemnity for expenses deemed proper by such court, and (iii) that such indemnity be authorized (x) by a majority vote of the directors who are not parties to such action, suit or proceeding, even if less than a quorum, or (y) if such a quorum is not attainable, or even if obtainable and a quorum of disinterested directors so direct, by independent legal counsel in a written opinion, or (z) by the stockholders provided that no authorization is required to the extent such person has been successful in defending any action or proceeding for which indemnification is requested or a court of competent jurisdiction determines such indemnification to be proper because such party has met the standards of conduct described in clauses (i) and
(ii).

AMENDMENT OF GOVERNING DOCUMENTS

     Under Delaware Law, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and the approval of a majority of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon. Under Delaware Law, the holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the par value of the shares of such class, alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely or (unless otherwise provided in the certificate of incorporation prior to the issuance of any shares of such class or in an amendment to the certificate of incorporation authorized by the affirmative vote of the holders of a majority of such class of stock) increase or decrease the aggregate number of authorized shares of such class. Under Delaware Law, an amendment to a corporation's by-laws requires the approval of the stockholders, unless the certificate of incorporation confers the power to amend the by-laws upon the board of directors. The fact that the power to amend a corporation's by-laws has been conferred upon the board of directors will not, under Delaware law, direct or restrict the power of the corporation's stockholders to adopt, amend or repeal the by-laws. The Holdings Charter and By-laws contain no special provisions regarding amendment of the Holdings Charter or Holdings By-laws.

     The Company Charter does not contain any unique amendment provisions and may be amended as provided under Delaware law. The Company By-laws provide that they may be altered, amended or repealed or new By-laws may be adopted by the stockholders or the Company Board, at any regular meeting of the stockholders or the Company Board, or by the stockholders or the Company Board at any special meeting of the stockholders or the Company Board, if notice of such alteration, amendment, repeal or adoption is contained in the notice of such special meeting. The Company By-laws require the consent of a majority of the Company's independent directors then in office for the alteration, amendment or repeal of certain provisions of the Company By-laws relating to the composition of the Company Board, the replacement of directors removed by the stockholders of the Company and the establishment and composition of the Compensation Committee and Audit Committee of the Company Board, and these provisions may not be amended by written consent of any stockholder who is an affiliate of the Company.

     The Amended Charter provides that the Amended By-laws may be altered, amended or repealed by the affirmative votes of the holders of at least two-thirds of the outstanding shares of capital stock of the Surviving Corporation entitled to vote thereon or by a majority of the Surviving Corporation Board then in office. The affirmative vote of the holders of at least 80% of the voting power of all then outstanding shares of stock of the Surviving Corporation entitled to vote thereon or the affirmative vote of a majority of the Surviving Corporation Board is required for the adoption, amendment or repeal of certain portions of the Amended By-laws dealing with certain advance notice provisions, the bringing of business before annual meetings of stockholders, actions by written consent of the stockholders, the number of directors of the Surviving

Corporation, classification of the Surviving Corporation Board, nomination of director candidates and indemnification. Notice of any amendment or replacement of the Amended By-laws must be contained in the notice of the meeting of stockholders or directors, as the case may be, at which such action is to be voted on.

                                 LEGAL OPINIONS

     The legality of the New Common Stock and the Warrants offered hereby will be passed upon for the Company by Altheimer & Gray.

     Altheimer & Gray, counsel to the Company, and Skadden, Arps, Slate, Meagher & Flom, special counsel to Holdings, have delivered opinions concerning certain federal income tax consequences of the Merger.

                                    EXPERTS

     The consolidated financial statements of the Company as of January 31, 1996, and for each of the years in the three-year period ended January 31, 1996 which are incorporated in this Proxy Statement/Prospectus by reference to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1996, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as stated in their report, which refers to a change from the LIFO method of valuing inventory to the FIFO method and the adoption of the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes, SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions and SFAS No. 112, Employers' Accounting for Postemployment Benefits which are incorporated by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements and related financial statement schedules of Holdings at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, included in this Proxy Statement/Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     Representatives of KPMG Peat Marwick LLP and Ernst & Young LLP are expected to be present at the Company Special Meeting and the Holdings Special Meeting, respectively, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

                             STOCKHOLDER PROPOSALS

     Any stockholder proposal intended to be presented at the Company's next annual meeting of stockholders, if any, must be received by the Company a reasonable time before the solicitation of proxies for that meeting. The annual meeting will be held only if the Merger is not consummated.

                               MWC HOLDINGS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors....................................    F-2
Consolidated Financial Statement for the years ended:
  December 31, 1995 and December 31, 1994
     Consolidated Balance Sheets.....................................................    F-3
  December 31, 1995, December 31, 1994 and December 31, 1993
     Consolidated Statements of Income Statements....................................    F-4
     Consolidated Statements of Changes in Shareholders' Equity......................    F-5
     Consolidated Statements of Cash Flows...........................................    F-6
     Notes to Consolidated Financial Statements......................................    F-7
Condensed Consolidated Financial Statements (Unaudited)
  for the three months ended March 31, 1995 and March 31, 1996
     Condensed Consolidated Balance Sheets...........................................   F-18
     Condensed Consolidated Statements of Income.....................................   F-19
     Condensed Consolidated Statements of Cash Flows.................................   F-20
     Notes to Condensed Consolidated Financial Statements............................   F-21

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Shareholders
MWC Holdings, Inc.

     We have audited the accompanying consolidated balance sheets of MWC Holdings, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MWC Holdings, Inc. and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in Notes G and L to the financial statements, in 1993 the Company changed its method of accounting for postretirement benefits other than pensions and its method of accounting for income taxes.

                                          ERNST & YOUNG LLP

Detroit, Michigan
February 23, 1996,
except for Note O, as to which the date is March 28, 1996

                      MWC HOLDINGS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                               DECEMBER 31
                                                                           --------------------
                                                                             1995        1994
                                                                           --------    --------
                                                                               (DOLLARS IN
                                                                                THOUSANDS)
ASSETS -- Note E
Current assets:
  Cash..................................................................   $  1,351    $  1,018
  Accounts receivable, net of allowance of $250 in 1995 and 1994........     32,294      44,766
  Inventories -- Note B.................................................     31,943      33,187
  Prepaid expenses and other current assets.............................      5,581       5,817
                                                                           --------    --------
     Total current assets...............................................     71,169      84,788
Property, plant and equipment -- Note J:
  Land and improvements.................................................      4,445       4,445
  Buildings.............................................................     26,111      25,569
  Machinery and equipment...............................................    178,186     171,791
  Construction in progress..............................................      6,620       7,670
                                                                           --------    --------
                                                                            215,362     209,475
  Less accumulated depreciation, amortization and valuation allowance...    136,385     110,519
                                                                           --------    --------
                                                                             78,977      98,956
Investments in equity affiliates -- Note C..............................      7,374       8,061
Other assets............................................................     12,087      17,131
                                                                           --------    --------
     Total assets.......................................................   $169,607    $208,936
                                                                           ========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable......................................................   $ 30,123    $ 43,374
  Accrued liabilities -- Note D.........................................     26,087      21,247
  Short-term borrowings -- Note E.......................................      5,000       6,811
                                                                           --------    --------
     Total current liabilities..........................................     61,210      71,432
Long-term debt -- Note E................................................    125,000     125,000
Preferred stock of subsidiary -- Note H.................................         --      15,000
Other long-term liabilities.............................................     60,953      49,655
Shareholders' equity (deficit) -- Notes E and I:
  Common stock, $0.01 par value, authorized 500,000 shares, issued 442.5 shares and 162,994 shares at December 31, 1995 and 1994,
     respectively.......................................................         --           2
  Additional paid-in capital............................................     38,922       4,164
  Retained-earnings deficit.............................................   (107,737)    (55,541)
  Additional minimum pension liability..................................         --        (763)
                                                                           --------    --------
                                                                            (68,815)    (52,138)
  Less treasury stock, 65.1 shares and 428 shares at December 31, 1995
     and 1994, respectively.............................................     (8,741)        (13)
                                                                           --------    --------
     Total shareholders' equity (deficit)...............................    (77,556)    (52,151)
                                                                           --------    --------
     Total liabilities and shareholders' equity (deficit)...............   $169,607    $208,936
                                                                           ========    ========

The accompanying notes are an integral part of the consolidated financial statements.

                      MWC HOLDINGS, INC. AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS

                                                                  YEAR ENDED DECEMBER 31
                                                          --------------------------------------
                                                            1995           1994           1993
                                                          ---------      ---------      --------
                                                          (DOLLARS IN THOUSANDS EXCEPT PER SHARE
                                                                         AMOUNTS)
Net sales...............................................  $ 357,179      $ 405,183      $367,970
Cost of goods sold......................................    324,012        361,510       325,702
                                                          ---------      ---------      --------
     Gross profit.......................................     33,167         43,673        42,268
Selling, administrative and general.....................     18,218         18,471        16,985
Research and development................................      6,882          6,941         6,647
Plant closure costs -- Note J...........................     32,986         31,589            --
Interest expense........................................     17,854         17,174        16,466
Preferred dividends of subsidiary -- Note H.............      1,629          1,890         1,908
Other expense (income) -- Note K........................      3,646          2,808         1,608
Patent defense costs....................................         --          1,700            --
                                                          ---------      ---------      --------
     Loss before taxes..................................    (48,048)       (36,900)       (1,346)
Provision for income taxes -- Note L....................      4,168            503           713
                                                          ---------      ---------      --------
     Loss before extraordinary item.....................    (52,216)       (37,403)       (2,059)
Loss on debt extinguishment, net of income tax
  tax benefit -- Note E.................................         --             --        (3,229)
                                                          ---------      ---------      --------
     Net loss...........................................  $ (52,216)     $ (37,403)     $ (5,288)
                                                          =========      =========      ========
Loss per common share -- Note I:
  Before extraordinary item.............................  $(267,912)     $(230,314)     $(12,741)
  Extraordinary item....................................         --             --       (19,982)
                                                          ---------      ---------      --------
     Net loss...........................................  $(267,912)     $(230,314)     $(32,723)
                                                          =========      =========      ========
                                                              194.9          162.4         161.6
Weighted average common shares outstanding -- Note I....  =========      =========      ========

The accompanying notes are an integral part of the consolidated financial statements.

                        MWC HOLDINGS, INC. SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                                                          ADDITIONAL
                                               ADDITIONAL    RETAINED-     MINIMUM
                                     COMMON     PAID-IN      EARNINGS      PENSION      TREASURY
                                     STOCK      CAPITAL       DEFICIT     LIABILITY      STOCK       TOTAL
                                     ------    ----------    ---------    ----------    --------    --------
                                                             (DOLLARS IN THOUSANDS)
Balance, December 31, 1992........    $  2      $  4,145     $ (13,085)     $   --      $    (39)   $ (8,977)
Net loss for 1993.................      --            --        (5,288)         --            --      (5,288)
Accretion on preferred stock of
  subsidiary......................      --            --           164          --            --         164
                                       ---       -------     ---------       -----       -------    --------
Balance, December 31, 1993........       2         4,145       (18,209)         --           (39)    (14,101)
Sale of treasury stock............      --            19            --          --            26          45
Net loss for 1994.................      --            --       (37,403)         --            --     (37,403)
Accretion on preferred stock of
  subsidiary......................      --            --            71          --            --          71
Adjustment to additional minimum
  pension liability...............      --            --            --        (763)           --        (763)
                                       ---       -------     ---------       -----       -------    --------
Balance, December 31, 1994........       2         4,164       (55,541)       (763)          (13)    (52,151)
Issuance of common stock..........       3        37,022            --          --            --      37,025
Purchase of treasury stock and
  common shares retired...........      --        (2,269)           --          --        (8,728)    (10,997)
Common stock reverse split........      (5)            5            --          --            --          --
Net loss for 1995.................      --            --       (52,216)         --            --     (52,216)
Accretion on preferred stock of
  subsidiary......................      --            --            20          --            --          20
Adjustment to additional minimum
  pension liability...............      --            --            --         763            --         763
                                       ---       -------     ---------       -----       -------    --------
Balance, December 31, 1995........    $ --      $ 38,922     $(107,737)     $   --      $ (8,741)   $(77,556)
                                       ===       =======     =========       =====       =======    ========

The accompanying notes are an integral part of the consolidated financial statements.

                      MWC HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     YEAR ENDED DECEMBER 31
                                                                ---------------------------------
                                                                  1995        1994        1993
                                                                --------    --------    ---------
                                                                     (DOLLARS IN THOUSANDS)
Cash Flows from Operating Activities
  Net loss....................................................  $(52,216)   $(37,403)   $  (5,288)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Plant closure costs......................................    32,986      31,589           --
Depreciation and amortization.................................    19,047      19,346       17,454
  Postretirement benefits other than pensions -- Note G.......     1,764       2,934        4,985
  Deferred income taxes (credit)..............................     5,189      (2,004)      (2,573)
  Write-down of assets to realizable value....................     2,263       1,909           --
  Preferred dividends of subsidiary...........................     1,629       1,890        1,908
  Extraordinary item -- loss on debt extinguishment...........        --          --        4,893
  Other.......................................................     1,974       2,127        3,848
       Net change in operating assets and liabilities -- Note
          M...................................................    (5,398)     (2,392)         122
                                                                --------    --------    ---------
       Net cash provided by operating activities..............     7,238      17,996       25,349
Cash Flows from Investing Activities
  Additions to property, plant and equipment:
     Capital expenditures.....................................    (9,284)    (13,069)     (12,433)
     Tooling and dunnage......................................    (4,959)     (5,293)      (3,380)
     Other....................................................       190          14         (140)
                                                                --------    --------    ---------
       Net cash used for investing activities.................   (14,053)    (18,348)     (15,953)
Cash Flows from Financing Activities
  Issuance of common stock....................................    37,025          --           --
  Purchase of treasury stock and common stock retired.........   (10,977)         --           --
  Purchase of preferred stock of subsidiary...................   (17,069)         --           --
  Proceeds from (repayment of) revolving credit loans with
     financial institutions...................................    (1,811)      3,085        3,726
  Payment of preferred stock dividends by subsidiary..........        --      (1,800)      (4,256)
  Sale of treasury stock......................................        --          45           --
  Proceeds from issuance of Motor Wheel Senior Notes..........        --          --      125,000
  Retirement of Subordinated Notes............................        --          --     (107,665)
  Repayment of term and revolving credit loans with financial
     institutions.............................................        --          --      (21,063)
  Debt issuance costs.........................................        --          --       (5,117)
                                                                --------    --------    ---------
       Net cash provided by (used for) financing activities...     7,168       1,330       (9,375)
                                                                --------    --------    ---------
       Increase in cash.......................................       333         978           21
Cash at beginning of year.....................................     1,018          40           19
                                                                --------    --------    ---------
       Cash at end of year....................................  $  1,351    $  1,018    $      40
                                                                ========    ========    =========

The accompanying notes are an integral part of the consolidated financial statements.

                      MWC HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

     Description of Business: MWC Holdings, Inc. (the "Company") and its wholly-owned subsidiary, Motor Wheel, operate primarily in one business segment. Holdings designs, manufactures and markets wheels, rims and brake components for passenger cars, light trucks and commercial highway vehicles. Each of Holdings' plants produces and ships products principally to original equipment manufacturers in North America and Japan. Substantially all of Holdings' accounts receivable are from these manufacturers. Holdings has two major customers. Sales to its largest customer represented 40%, 44% and 37% of net sales in 1995, 1994 and 1993, respectively. Sales to its second largest customer represented 13%, 15% and 24% of net sales in 1995, 1994 and 1993, respectively. Total export sales were $70,580,000, $82,700,000 and $73,470,000 in 1995, 1994 and 1993, respectively, which include sales to unaffiliated customers in Canada of $45,895,000, $56,065,000 and $59,810,000 in 1995, 1994 and 1993,
respectively, and the remainder predominantly representing sales to unaffiliated customers in Mexico and Japan.

     Principles of Consolidation: The consolidated financial statements include the accounts of Holdings and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Companies in which Holdings has stock ownership from 20 to 50 percent are accounted for by the equity method.

     Revenue Recognition: Sales and related costs of goods sold are recognized when the products are shipped.

     Inventories: Inventories are stated at the lower of cost or market. Cost was determined by the last-in, first-out (LIFO) method for substantially all inventories at December 31, 1995 and 1994.

     Property, Plant and Equipment: Property, plant and equipment are stated on the basis of cost. Expenditures for major improvements are capitalized while repairs and maintenance are charged to expense. Depreciation is computed by the straight-line method based upon the estimated useful lives of the assets, which range from 20 to 40 years for buildings and land improvements and from 3 to 15 years for machinery and equipment. Expenditures for tooling and dunnage are included in machinery and equipment and are amortized on a straight-line basis over the estimated useful lives of the assets which range from 2 to 5 years. When a tooling or dunnage expenditure is fully amortized, the cost and accumulated amortization are eliminated from the accounts.

     Holdings capitalizes interest costs incurred in constructing major improvements. Interest costs of $76,000, $66,000 and $461,000 were capitalized in 1995, 1994, and 1993, respectively. Construction in progress at December 31, 1995 primarily relates to normal ongoing improvements and replacements of machinery and equipment.

     Debt Issuance Costs: Debt issuance costs at December 31, 1995 represent expenditures associated with the issuance and sale of the 11 1/2% senior notes (the "Motor Wheel Senior Notes") and the borrowings under Motor Wheel's credit agreement with financial institutions. These costs are being amortized using the interest yield method over the terms of the agreements, and the unamortized balance of $3,134,000 at December 31, 1995 is included in other assets.

     Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported net income during the reporting period. Actual results could differ from those estimates.

     Long-Lived Assets: In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of. Companies are required to adopt this standard no later than 1996. Holdings

                      MWC HOLDINGS, INC. AND SUBSIDIARIES
has not completed the analysis of the impact of this standard, but management does not believe the impact will be significant.

NOTE B -- INVENTORIES
Inventories are comprised of:

                                                                     1995         1994
                                                                    -------      -------
                                                                        (DOLLARS IN
                                                                         THOUSANDS)
        Raw materials and supplies...............................   $15,315      $16,860
        Work in process..........................................     6,536        6,578
        Finished product.........................................    14,863       12,770
                                                                    -------      -------
                                                                     36,714       36,208
        Less excess of FIFO cost over LIFO.......................    (1,971)      (1,507)
        Less valuation allowance -- Note J.......................    (2,800)      (1,514)
                                                                    -------      -------
                                                                    $31,943      $33,187
                                                                    =======      =======

NOTE C -- EQUITY INVESTMENTS

     Holdings has a 50% common stock ownership in Aluminum Wheel Technology, Inc. ("Alumitech"), a manufacturer of cast aluminum wheels. Alumitech has $39,881,000 of bank loans which are 50% guaranteed by Holdings.

Holdings has a 50% common stock ownership in Riviera Tool Company, a manufacturer of stamping dies that are sold to domestic automobile manufacturers and their suppliers.

     Alumitech's fiscal year end is December 31, 1995, and Riviera Tool Company's fiscal year end is August 31, 1995. Summarized combined financial information at December 31, 1995 and 1994, and for the three years ended December 31, 1995 for these equity investments, is as follows:

                                                                     1995         1994
                                                                    -------      -------
                                                                        (DOLLARS IN
                                                                         THOUSANDS)
        At December 31,
          Current assets.........................................   $23,582      $25,637
          Noncurrent assets......................................    51,080       55,249
                                                                    -------      -------
             Total assets........................................   $74,662      $80,886
                                                                    =======      =======
        Current liabilities......................................   $24,494      $30,022
          Noncurrent liabilities.................................    36,508       35,850
                                                                    -------      -------
             Total liabilities...................................    61,002       65,872
          Shareholders' equity...................................    13,660       15,014
                                                                    -------      -------
             Total liabilities and shareholders' equity..........   $74,662      $80,886
                                                                    =======      =======

                                                             FOR THE YEARS ENDED DECEMBER
                                                                          31
                                                             -----------------------------
                                                              1995       1994       1993
                                                             -------    -------    -------
                                                                (DOLLARS IN THOUSANDS)
        Net sales..........................................  $74,785    $78,495    $67,552
        Gross profit.......................................    6,513      6,186      6,994
        Operating profit...................................    2,973      2,184      3,694
        Net loss...........................................   (1,115)    (1,803)    (2,417)

                      MWC HOLDINGS, INC. AND SUBSIDIARIES

     In 1993, Riviera Tool Company recorded a loss of $2,517,000 to write off an investment in and receivable from an affiliated company which ceased business operations during 1994 and sold substantially all of its assets.

     For a substantial portion of 1993, Holdings carried a note receivable balance due from Dotson Wheel Corporation, Inc. ("Dotson"), a manufacturer of off-highway wheel and rim products in which Holdings also held a 30% common stock ownership. Dotson ceased business operations during 1993 and sold substantially all of its assets. Correspondingly, Holdings recorded a $1,289,000 loss in 1993 to write off the note receivable.

NOTE D -- ACCRUED LIABILITIES

     Accrued liabilities are comprised of:

                                                                     1995         1994
                                                                    -------      -------
                                                                        (DOLLARS IN
                                                                         THOUSANDS)
        Payroll and compensated absences..........................  $ 5,233      $ 6,093
        Interest..................................................    4,884        4,958
        Workers' compensation.....................................    3,363        3,414
        Plant closure costs.......................................    3,340        1,000
        Other.....................................................    9,267        5,782
                                                                    -------      -------
                                                                    $26,087      $21,247
                                                                    =======      =======

NOTE E -- LONG-TERM DEBT

     Long-term debt at December 31, 1995 and 1994 consists of $125,000,000 of Motor Wheel Senior Notes due March 1, 2000 which are unsecured with interest payable semiannually on March 1 and September 1 of each year.

     Motor Wheel has a revolving credit agreement which provides borrowing capacity up to $50,000,000 through March 1998, subject to limitations based on the value of Motor Wheel's inventory and receivables. During 1995, Motor Wheel negotiated an amendment to its existing revolving credit agreement which extended the maturity date of the agreement from March 1996 to March 1998, decreased the interest rates on borrowings under the agreement, eliminated certain financial covenants and provided an option, at the mutual consent of Motor Wheel and its lender, for an extension of one year on the maturity date. The credit agreement also provides up to $25,000,000 in letters of credit with the amount of any outstanding letters of credit applied to reduce Motor Wheel's borrowing capacity.

     Short-term borrowings outstanding at December 31, 1995 represent borrowings under this agreement based upon Eurodollar interest rates (8.44% at December 31, 1995). The agreement also provides for borrowings based upon prime interest rates plus 1%, none of which were outstanding at December 31, 1995. The interest rate on the short term borrowings outstanding at December 31, 1994 was 10 1/4%. Interest is payable monthly. Outstanding letters of credit totaled $12,532,000 at December 31, 1995 and included $6,667,000 in standby letters of credit partially to support Holdings' guarantee of 50% of Alumitech's bank loans (see Note C). At December 31, 1995, the unused and available portion of commitment under the credit agreement was approximately $22,300,000.

     The liquidity position of Holdings, primarily the level of unused and available portion of commitment under the credit agreement, is improved over prior years despite the incurrence of net losses over the past three years and the resulting shareholders' deficit. The significant items contributing to these net losses include the plant closure costs and other noncash expenses recorded over the past three years.

                      MWC HOLDINGS, INC. AND SUBSIDIARIES

     In 1993, Holdings completed a refinancing which included the issuance of the Motor Wheel Senior Notes, the retirement of $105 million face value of Senior Subordinated Notes, the repayment of outstanding term loans, the payment of $3,375,000 of accrued preferred stock dividends and the payment of other costs related to the refinancing. Holdings recognized an extraordinary charge of $3,229,000, net of the related income tax effect of $1,664,000, which consisted primarily of the write-off of unamortized debt issuance costs and the redemption premium for the 11 3/8% Senior Subordinated Notes.

     The indenture relating to the Motor Wheel Senior Notes include covenants that, among other things, limit Motor Wheel's ability to create or incur additional indebtedness, create or incur additional liens, sell assets and engage in certain transactions. The revolving credit agreement includes a limit on Motor Wheel's annual capital expenditures in the amount of $15,000,000, which can be exceeded provided that certain minimum levels of borrowing availability have been maintained. Substantially all accounts receivable and inventory are collateralized under the credit agreement for short-term borrowings. Although the remaining assets are not collateralized, under the indenture relating to the Motor Wheel Senior Notes Holdings has agreed not to pledge these assets as collateral for other borrowings.

     Interest paid was $16,340,000, $16,300,000 and $14,920,000 in 1995, 1994
and 1993, respectively.

     The fair value of the Motor Wheel Senior Notes outstanding at December 31, 1995 was approximately 88% of the carrying amount. Based on borrowing rates currently available to Holdings for bank loans with similar terms, the fair value of the amounts outstanding under Motor Wheel's credit agreement approximate the carrying amounts at December 31, 1995.

NOTE F -- PENSIONS

     Holdings has defined benefit pension plans covering substantially all employees. Benefits for plans covered by collective bargaining agreements are based upon a fixed amount per year of credited service while benefits for other plans are based upon years of service, compensation and social security benefits.

     Holdings' funding policy is to contribute annually an actuarially determined amount which includes current and prior service cost. Plan assets include corporate and government debt securities, marketable equity securities and cash equivalents.

     The following table sets forth the plans' funded status and amounts recognized in Holdings' consolidated balance sheets at December 31, 1995 and 1994.

                                                                     1995         1994
                                                                    -------      -------
                                                                        (DOLLARS IN
                                                                         THOUSANDS)
        Accumulated benefits obligation including vested benefits
          of $80,312 and $71,213 at December 31, 1995 and 1994,
          respectively............................................  $83,504      $79,782
                                                                    =======      =======
        Projected benefit obligation for service rendered to
          date....................................................  $85,789      $82,697
        Plan assets at fair value.................................   68,835       61,117
                                                                    -------      -------
        Projected benefit obligation in excess of plan assets.....   16,954       21,580
        Unrecognized net gain from past experience different from
          that assumed............................................    3,051          504
        Unrecognized prior service costs resulting from plan
          amendments..............................................   (3,492)      (4,581)
        Adjustment required to recognize minimum liability........    2,886        4,595
                                                                    -------      -------
        Accrued pension liability.................................  $19,399      $22,098
                                                                    =======      =======

     Accrued pension liability is included under the captions "Accrued liabilities" and "Other long-term liabilities."

                      MWC HOLDINGS, INC. AND SUBSIDIARIES

     Intangible assets in the amounts of $2,886,000 and $3,832,000 as of December 31, 1995 and 1994, respectively, related to the minimum liability recognized have been included in other assets.

     Pension expense consists of:

                                                              1995       1994       1993
                                                            --------    -------    -------
                                                                (DOLLARS IN THOUSANDS)
        Service cost-benefits earned during the period....  $  1,868    $ 2,341    $ 2,074
        Interest cost on projected benefit obligation.....     6,111      5,796      5,377
        Actual (return) loss on assets....................   (14,115)     1,333     (6,176)
        Net amortization and deferral.....................     9,909     (5,783)     2,121
                                                            --------    -------    -------
                                                            $  3,773    $ 3,687    $ 3,396
                                                            ========    =======    =======

     In 1995, there were certain curtailment and termination events primarily relating to work-force reductions which resulted in the recognition of a net gain of $969,000. In 1994, as part of a provision for plant closure costs (see Note J), Holdings recognized a loss of $4,527,000.

     The discount rate used in determining the actuarial present value of the projected benefit obligation was 7 3/4% at December 31, 1995, 8 1/2% at December 31, 1994 and 7 3/4% at December 31, 1993. The assumed long-term rate of return on plan assets was 9 1/2%. The rate of increase in future compensation, where applicable, was 4 1/2%.

     Holdings has 401(K) plans covering substantially all domestic employees. Under these various plans, Holdings provides differing levels of matching contributions which totaled $497,000, $423,000 and $307,000 in 1995, 1994 and
1993, respectively.

NOTE G -- POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     Holdings provides substantially all employees with health care and life insurance benefits following retirement with the primary exception being that these benefits are not extended to the majority of employees hired after December 31, 1992. Health care benefit levels for all current retirees are based upon company contributions which are substantially limited to 1992 levels of health care costs requiring certain levels of contributions by the retirees. The cost of life insurance benefits is fully paid by Holdings. Postretirement benefit levels for active plan participants (future retirees) are similar to the benefit levels for current retirees; however, differences exist for certain active plan participants who are covered by existing collective bargaining agreements.

     The following table displays the components of Holdings' accumulated postretirement benefit obligation as of December 31, 1995 and 1994 reconciled to amounts recognized in the accompanying consolidated balance sheet.

     Accumulated postretirement benefit obligation:

                                                                      1995        1994
                                                                    --------    --------
                                                                        (DOLLARS IN
                                                                         THOUSANDS)
        Retirees.................................................   $ 33,970    $ 30,801
        Fully eligible active plan participants..................      9,070      12,123
        Other active plan participants...........................     12,273       8,681
                                                                    --------    --------
                                                                      55,313      51,605
        Unrecognized prior service cost..........................     (1,179)         --
        Unrecognized net gain (loss).............................      2,157       5,005
        Unrecognized transition obligation.......................    (41,201)    (44,341)
                                                                    --------    --------
        Accrued postretirement benefit cost......................   $ 15,090    $ 12,269
                                                                    ========    ========

                      MWC HOLDINGS, INC. AND SUBSIDIARIES

     Effective January 1, 1993, Holdings adopted SFAS No. 106, Employer's Accounting for Postretirement Benefits Other Than Pensions. The estimated transition obligation as of January 1, 1993 was $78,928,000, measured based upon the substantive plans in effect as of that date. The transition obligation represented that portion of future retiree benefit costs related to services already rendered by both active plan participants and retirees as of January 1, 1993. This obligation is being recognized over an amortization period of 20 years. Since January 1, 1993, Holdings has negotiated reductions in benefit levels with certain active plan participants who are covered under collective bargaining agreements. The impact of these lower benefit levels has been accounted for as reductions to the unamortized transition obligation and a corresponding reduction in ongoing net periodic postretirement benefit costs.

     Net periodic postretirement benefit cost is comprised of:

                                                                 1995      1994      1993
                                                                ------    ------    -------
                                                                  (DOLLARS IN THOUSANDS)
        Service cost.........................................   $  433    $  674    $ 1,377
        Interest cost........................................    4,280     4,378      6,051
        Amortization of transition obligation................    2,686     2,818      3,435
        Amortization of prior service cost...................       43        --         --
                                                                ------    ------    -------
        Net periodic postretirement benefit cost.............   $7,442    $7,870    $10,863
                                                                ======    ======    =======

     The net periodic postretirement benefit cost has exceeded Holdings' cash disbursements for such benefits by $1,764,000, $2,934,000 and $4,985,000 in 1995, 1994 and 1993, respectively. Holdings expects to continue its policy of paying postretirement benefits as incurred, so there is no anticipated effect on the timing of cash disbursements relating to postretirement benefits.

     In 1995, there were certain curtailment and termination events primarily relating to work-force reductions which resulted in the recognition of a net loss of $215,000. In 1994, as part of a provision for plant closure costs (see Note J), Holdings recognized a loss of $4,350,000.

     The assumed weighted-average health care cost trend rate is 8.0% for 1996 and is assumed to decrease linearly to 4 3/4% for 2001 and remain at that level thereafter. The health care cost trend rate assumption can have a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $850,000, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 1995 by $130,000. The assumed weighted average discount rate used in determining the actuarial present value of the accumulated postretirement benefit obligation was 7 3/4% at December 31, 1995, 8 1/2% at December 31, 1994 and 7 3/4% at December 31, 1993.

NOTE H -- PREFERRED STOCK

     Prior to November 7, 1995 (see Note I), Motor Wheel had 150,000 outstanding shares of no-par-value Cumulative Exchangeable Preferred Stock ("Motor Wheel Preferred Stock"). The initial dividend rate was $11.25 per share per annum through April 1, 1993 and increased thereafter by $0.50 per share each year on April 1. The accretion of the discount at the time of issuance of the increasing rate Motor Wheel Preferred Stock of $20,000, $71,000 and $164,000 in 1995, 1994 and 1993, respectively, has been reflected in net loss.

NOTE I -- ISSUANCE OF COMMON STOCK

     On November 7, 1995, Holdings completed certain transactions in which an equity investment was made in Holdings in exchange for a controlling interest in Holdings. A portion of the proceeds of this investment was used by Holdings to
(i) purchase certain shares of its common stock; (ii) purchase the outstanding shares of

                      MWC HOLDINGS, INC. AND SUBSIDIARIES

Motor Wheel Preferred Stock; and (iii) pay transaction costs. In conjunction, a reverse split of the common shares of Holdings was completed whereby holders received one share for every thousand shares held. The loss per common share amounts is based on the weighted average number of common shares outstanding, which are presented on a pro forma basis for all years giving effect to the reverse split in 1995.

     An officer of Holdings has options to purchase 16.371 shares of Holdings' common stock at an exercise price of $135,000 per share. Such options vest and become exercisable ratably over a five-year period beginning on December 31, 1996. Vesting of the options is subject to Holdings achieving certain performance targets but shall vest in full no later than 2003, provided the officer remains an employee of Holdings.

NOTE J -- PLANT CLOSURE COSTS

     In 1995, Holdings recorded provisions related to two plant closure matters. Holdings commenced efforts to address manufacturing capacity and noncompetitive costs in both its automotive steel wheel and automotive brake operations. As a result of these efforts, manufacturing operations at both the Mendota, Illinois, and Ypsilanti, Michigan, facilities will be terminated. Closure of these facilities will commence in 1996. Holdings is currently evaluating various options with respect to satisfying its expected production requirements within automotive wheel and brake operations.

     Holdings has recorded provisions totaling $32,986,000, which consist of the following estimates:

                                                                     (DOLLARS IN THOUSANDS)
        Asset write-down to estimated realizable values..............        $ 16,396
        Curtailment costs associated with postretirement benefits....           3,525
        Facility maintenance costs during estimated holding period...           5,940
        Postemployment benefits......................................           7,125
                                                                             -------
                                                                            $ 32,986
                                                                             =======

     In 1994, Holdings recorded provisions related to plant-closure matters associated with reducing its manufacturing capacity within its automotive wheel operations. Holdings recorded provisions totaling $31,589,000, which consisted of the following estimates:

                                                                     (DOLLARS IN THOUSANDS)
        Asset write-downs to estimated realizable values.............        $ 12,541
        Curtailment costs associated with postretirement benefits....           8,877
        Facility maintenance costs during estimated holding period...           6,596
        Postemployment benefits......................................           3,575
                                                                             -------
                                                                            $ 31,589
                                                                             =======

     During 1995, Holdings transferred production of automotive steel wheels from Lansing to another steel wheel facility, reduced employment levels and commenced efforts to dispose of excess property, plant and equipment. Also in 1995, Holdings completed the sale of certain equipment and inventory associated with its Luckey manufacturing operations.

     As of December 31, 1995, Holdings' recorded liability for the Lansing and Luckey plant-closure costs was $9,675,000, which consists of facility maintenance costs and postemployment benefits. Liabilities related to these plant closures for pensions and postretirement benefits other than pensions are included in the amounts disclosed in Notes F and G. In addition, remaining valuation allowances for inventory and property, plant and equipment total $708,000 and $7,968,000, respectively. There were no significant adjustments made in 1995 to the plant-closure cost estimates recorded in 1994.

                      MWC HOLDINGS, INC. AND SUBSIDIARIES

NOTE K -- OTHER EXPENSE (INCOME)

     Other expense (income) is comprised of:

                                                                  1995      1994      1993
                                                                 ------    ------    ------
                                                                   (DOLLARS IN THOUSANDS)
        Write-down of assets to realizable value..............   $2,263    $1,909    $   --
        Restructuring costs...................................      846        --        --
        Equity in net loss of affiliates -- Note C............      687     1,024     2,666
        License and royalty agreements........................     (124)     (341)     (411)
        Other.................................................      (26)      216      (647)
                                                                 ------    ------    ------
                                                                 $3,646    $2,808    $1,608
                                                                 ======    ======    ======

NOTE L -- INCOME TAXES

     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Holdings' deferred tax assets and liabilities as of December 31, 1995 and 1994 are as follows:

                                                           DECEMBER 31, 1995          DECEMBER 31, 1994
                                                        -----------------------    -----------------------
                                                        DEFERRED     DEFERRED      DEFERRED     DEFERRED
                                                          TAX           TAX          TAX           TAX
                                                         ASSETS     LIABILITIES     ASSETS     LIABILITIES
                                                        --------    -----------    --------    -----------
                                                                      (DOLLARS IN THOUSANDS)
Tax over book depreciation...........................   $     --      $12,603      $     --      $14,680
Plant-closure costs..................................     17,460           --        10,740           --
Employee benefit accruals............................     13,545           --        10,692           --
Other................................................      1,430          709           443          604
Net operating loss carryforwards.....................      4,451           --         2,965           --
                                                        --------      -------      --------      -------
                                                          36,886       13,312        24,840       15,284
Tax credit carryforwards.............................      5,345           --         6,373           --
Valuation allowance for deferred tax assets..........    (28,919)          --       (10,740)          --
                                                        --------      -------      --------      -------
  Total deferred taxes...............................   $ 13,312      $13,312      $ 20,473      $15,284
                                                        ========      =======      ========      =======

     As disclosed in Note I, certain transactions were completed in 1995 which resulted in a change in control in the ownership of Holdings. Under certain provisions of the Internal Revenue Code, a change in control can significantly impact a taxpayer's ability to utilize net operating loss and tax credit carryforwards. The change of control has a significant impact on Holdings' ability to utilize net operating loss and tax credit carryforwards. Holdings also incurred additional operating losses and provided additional costs for plant closures in 1995. As a result, Holdings provided a total of $18,179,000 to increase the valuation allowance against deferred tax assets. Net deferred tax assets of $5,189,000 at December 31, 1994 include $1,250,000 under the caption "Prepaid expenses and other current assets" and $3,939,000 under the caption "Other assets."

                      MWC HOLDINGS, INC. AND SUBSIDIARIES

     The provision (credit) for income taxes is comprised of:

                                                              1995        1994       1993
                                                            --------    --------    -------
                                                                (DOLLARS IN THOUSANDS)
        Deferred expense (credit):
          Plant-closure costs............................   $ (6,720)   $(10,740)   $    --
          Employee benefits..............................     (2,853)       (962)    (1,901)
          Depreciation...................................     (2,077)     (1,126)      (706)
          Other items, net...............................       (882)       (381)       (19)
                                                            --------    --------    -------
                                                             (12,532)    (13,209)    (2,626)
          Net operating loss carryforwards...............     (1,486)         --         --
          Tax credit carryforwards.......................      1,028      (1,936)    (1,479)
          Reinstatement due to utilization of net
             operating loss carryforwards................         --       2,401      1,532
                                                            --------    --------    -------
                                                             (12,990)    (12,744)    (2,573)
        Adjustment to valuation allowance for deferred
          tax assets.....................................     18,179      10,740         --
                                                            --------    --------    -------
          Total deferred expense (credit)................      5,189      (2,004)    (2,573)
        Currently payable (refundable)...................     (1,021)      2,507      1,622
                                                            --------    --------    -------
                                                               4,168         503       (951)
        Tax benefit allocated to extraordinary item --
          Note E.........................................         --          --      1,664
                                                            --------    --------    -------
                                                            $  4,168    $    503    $   713
                                                            ========    ========    =======

Net income taxes paid were $300,000, $2,078,000 and $1,204,000 in 1995, 1994 and
1993, respectively.

     A reconciliation of income taxes calculated at the statutory rate of 34% to the provision for income taxes follows:

                                                             1995        1994       1993
                                                           --------    --------     -----
                                                               (DOLLARS IN THOUSANDS)
        Credit at Federal statutory rate................   $(16,336)   $(12,546)    $(458)
        Adjustments to taxes at statutory rate:
          Adjustment to valuation allowance for deferred
             tax assets.................................     18,179      10,740        --
          Nondeductible losses from foreign
             subsidiaries...............................      1,248         854       259
          Nondeductible preferred dividends of
             subsidiary.................................        554         643       649
          Nondeductible losses from equity
             investments................................        320         391        48
          Other items...................................        203         421       215
                                                                                    ------
                                                           --------    --------       ---
          Income taxes..................................                            $ 713
                                                           $  4,168    $    503
                                                                                    =========
                                                           ========    ========

     For United States tax-reporting purposes, at December 31, 1995, Holdings has net operating loss carryforwards of approximately $13,091,000, utilization of which is limited to approximately $250,000 per year through the final year of expiration in 2010, and tax credit carryforwards of approximately $5,345,000 principally related to alternative minimum tax.

     Effective January 1, 1993, Holdings adopted SFAS No. 109, Accounting for Income Taxes. This adoption did not have a significant impact on the financial position, results of operations or cash flows of Holdings.

                      MWC HOLDINGS, INC. AND SUBSIDIARIES

NOTE M -- NET CHANGE IN OPERATING ASSETS AND LIABILITIES

     The net change in operating assets and liabilities is comprised of:

                                                               1995       1994       1993
                                                             --------    -------    -------
                                                                 (DOLLARS IN THOUSANDS)
        Accounts receivable...............................   $ 12,472    $(6,294)   $(5,186)
        Inventories.......................................     (1,277)       693     (3,496)
        Other operating assets............................     (2,732)    (2,306)      (411)
        Operating liabilities.............................    (13,861)     5,515      9,215
                                                             --------    -------    -------
                                                             $ (5,398)   $(2,392)   $   122
                                                             ========    =======    =======

NOTE N -- COMMITMENTS AND CONTINGENCIES

     Holdings leases certain property, plant and equipment under various noncancelable operating leases. Original lease terms generally expire within fifteen years but may be renewed by Holdings. Many of the leases provide that Holdings will pay taxes assessed against leased property and the cost of insurance and maintenance.

     Future minimum lease payments under noncancelable operating leases are as follows:

                                                                     (DOLLARS IN THOUSANDS)
        1996.........................................................        $  3,263
        1997.........................................................           2,446
        1998.........................................................           1,713
        1999.........................................................           1,555
        2000.........................................................           1,539
                                                                             -------
                                                                              10,516
        Thereafter...................................................           6,884
                                                                             -------
        Total future minimum lease payments..........................        $ 17,400
                                                                             =======

     Total rental expense charged to income was $4,000,000, $4,800,000 and $4,900,000 in 1995, 1994 and 1993, respectively.

     Holdings, in the normal course of business, is involved in various legal actions. Management, after taking into consideration legal counsel's evaluations, is of the opinion that the outcome thereof will not have a material impact on the financial position, operating results or cash flows of Holdings.

     In addition, Holdings is party to various environmental cleanup and product liability matters. Holdings was formed to acquire Motor Wheel from The Goodyear Tire & Rubber Company ("Goodyear"). At the time of the acquisition of Motor Wheel from Goodyear in December 1986 (the "Acquisition"), Goodyear agreed to be responsible for, and to indemnify Holdings with respect to, all liabilities, claims and obligations for environmental pollutants, or other substances generated prior to December 30, 1986, for the plants then owned by Motor Wheel, and April 1, 1987, for the plants previously owned by Goodyear. Also at the time of the Acquisition, Goodyear agreed to indemnify Holdings for all costs and liabilities arising from any product warranty, product liability, other claims or obligations for products manufactured by Motor Wheel prior to December 30, 1986 and for products manufactured by Goodyear at the Akron, Ohio, plant prior to April 1, 1987. After taking into consideration both the Goodyear indemnification and actions taken by Holdings since the Acquisition to limit Holdings's exposure in these matters, management is of the opinion that the outcome thereof will not have a material impact on the financial position, operating results or cash flows of Holdings.

                      MWC HOLDINGS, INC. AND SUBSIDIARIES

NOTE O -- SUBSEQUENT EVENT

     On March 28, 1996, Holdings signed a definitive Agreement and Plan of Merger (the "Merger Agreement"), which provides for the merger of Holdings with and into Hayes Wheels International, Inc. (the "Company"). At the effective time of the merger, the separate corporate existence of Holdings shall thereupon cease and the Company shall continue as the surviving corporation. The Board of Directors of both Holdings and the Company approved the Merger Agreement and the transactions contemplated thereby at their respective meetings held on March 28, 1996. In connection with the merger and the related financings, it is anticipated that all of the outstanding Motor Wheel Senior Notes due 2000 of Holdings will be retired in accordance with their terms.

     Consummation of the merger is subject to various conditions, including: (i) receipt of approval by the stockholders of Holdings and the Company of the Merger Agreement and the merger; (ii) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) filing and effectiveness of a Proxy and Registration Statement; (iv) receipt of financing necessary to consummate the transactions; and (v) satisfaction of certain other conditions. The merger is expected to be consummated in midsummer 1996.

                      MWC HOLDINGS, INC. AND SUBSIDIARIES

               CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                                              MARCH 31
                                                                      ------------------------
                                                                        1996           1995
                                                                      ---------      ---------
                                                                       (DOLLARS IN THOUSANDS)
ASSETS
Current assets:
  Cash and equivalents.............................................   $     326      $     442
  Accounts receivable, net of allowance of $250 in 1996 and in
     1995..........................................................      32,018         46,953
  Inventories -- Note B............................................      34,082         35,980
  Prepaid expenses and other current assets........................       4,237          5,630
                                                                      ---------       --------
       Total current assets........................................      70,663         89,005
Property, plant and equipment......................................     217,148        213,043
  Less accumulated depreciation, amortization and valuation
     allowance.....................................................     140,241        114,896
                                                                      ---------       --------
                                                                         76,907         98,147
Investments in equity affiliates...................................       6,499          8,492
Other assets.......................................................      13,034         17,328
                                                                      ---------       --------
       Total assets................................................   $ 167,103      $ 212,972
                                                                      =========       ========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.................................................   $  28,519      $  37,564
  Accrued liabilities..............................................      22,079         18,965
  Short-term borrowings............................................      12,021         14,591
                                                                      ---------       --------
       Total current liabilities...................................      62,639         71,120
Long-term debt.....................................................     125,000        125,000
Other long-term liabilities........................................      60,947         51,338
Shareholders' equity (deficit):
  Common stock, outstanding........................................          --              2
  Additional paid-in capital.......................................      39,222          4,164
  Retained-earnings deficit........................................    (111,964)       (52,876)
  Additional minimum pension liability.............................                       (763)
                                                                      ---------       --------
                                                                        (72,742)       (49,473)
  Less treasury stock..............................................      (8,741)           (13)
       Total shareholders' equity (deficit)........................     (81,483)       (49,486)
                                                                      ---------       --------
       Total liabilities and shareholders' equity (deficit)........   $ 167,103      $ 212,972
                                                                      =========       ========

The accompanying notes are an integral part of the condensed consolidated financial statements.

                      MWC HOLDINGS, INC. AND SUBSIDIARIES

              CONDENSED CONSOLIDATED INCOME STATEMENTS (UNAUDITED)

                                                                          THREE MONTHS ENDED
                                                                               MARCH 31
                                                                        ----------------------
                                                                          1996          1995
                                                                        --------      --------
                                                                        (DOLLARS IN THOUSANDS
                                                                           EXCEPT PER SHARE
                                                                               AMOUNTS)
Net Sales............................................................   $ 79,590      $105,605
Costs of goods sold..................................................     73,497        91,776
                                                                        --------      --------
       Gross profit..................................................      6,093        13,829
Selling, administrative and general..................................      4,136         4,626
Research and development.............................................      1,240         1,891
Interest expense.....................................................      4,302         4,513
Other (income) expense...............................................        631          (354)
Preferred dividends of subsidiary....................................         --           471
       Income (loss) before taxes....................................     (4,216)        2,687
Provision for income taxes...........................................         11            29
                                                                        --------      --------
       Net income (loss).............................................   $ (4,227)     $  2,653
                                                                        ========      ========
Income (loss) per common share:
       Net income (loss) per common share............................   $(11,183)     $ 16,319
                                                                        ========      ========

The accompanying notes are an integral part of the condensed consolidated financial statements.

                      MWC HOLDINGS, INC. AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                                            THREE MONTHS ENDED
                                                                                 MARCH 31
                                                                            -------------------
                                                                             1996        1995
                                                                            -------     -------
                                                                                (DOLLARS IN
                                                                                THOUSANDS)
Cash Flows from Operating Activities
  Net income (loss)......................................................   $(4,227)    $ 3,124
  Adjustments to reconcile net income (loss) to net cash used for operating activities:
Depreciation and amortization............................................     4,542       4,901
  Postretirement benefits other than pensions............................       710         600
  Debt issuance amortization.............................................       208         208
  Equity in net (income) loss of affiliates..............................       875        (431)
       Net Change in operating assets and liabilities....................    (7,981)    (12,667)
                                                                            -------     --------
       Net cash used for operating activities............................    (5,873)     (4,265)
Cash Flows from Investing Activities
  Additions to property, plant and equipment.............................    (2,480)     (4,094)
  Disposals of property, plant and equipment.............................         7           3
                                                                            -------     --------
       Net cash used for investing activities............................    (2,473)     (4,091)
Cash Flows from Financing Activities
  Issuance of common shares..............................................       300
  Proceeds from revolving credit loans with financial institutions.......     7,021       7,780
                                                                            -------     --------
       Net cash provided by financing activities.........................     7,321       7,780
                                                                            -------     --------
       Decrease in cash..................................................    (1,025)       (576)
Cash at beginning of year................................................     1,396         966
                                                                            -------     --------
       Cash at end of period.............................................   $   371     $   390
                                                                            =======     ========

The accompanying notes are an integral part of the condensed consolidated financial statements.

                      MWC HOLDINGS, INC. AND SUBSIDIARIES

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                                 MARCH 31, 1996

NOTE A -- BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Adjustments consisted of only normal recurring accruals. Operating results for the three month period ended March 31, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.

NOTE B -- INVENTORIES

     Inventories are comprised of:

                                                                      MARCH 31,
                                                                         1996
                                                                ----------------------
                                                                (DOLLARS IN THOUSANDS)
            Raw materials and supplies.......................          $ 13,441
            Work in process..................................             6,939
            Finished product.................................            18,455
                                                                        -------
                                                                         38,835
            Less excess of FIFO cost over LIFO...............            (2,088)
            Less valuation allowance.........................            (2,665)
                                                                        -------
                                                                       $ 34,082
                                                                        =======

NOTE C -- INCOME (LOSS) PER COMMON SHARE

     Income (loss) per common share amounts are based on the weighted average number of common shares outstanding and give effect to increasing preferred stock dividend requirements in 1995. The weighted average number of common shares outstanding was 1,100 for the periods presented.

NOTE D -- CONTINGENCIES

     Holdings, in the normal course of business, is involved in various legal actions. Management, after taking into consideration legal counsels' evaluations, is of the opinion that the outcome thereof will not have a material impact on the financial position, operating results or cash flows of Holdings.

     In addition, Holdings is party to various environmental clean-up and product liability matters. At the time of the acquisition of Holdings from Goodyear in December 1986 (the "Acquisition"), Goodyear agreed to be responsible for, and to indemnify Holdings with respect to, all liabilities, claims and obligations for environmental pollutants, or other substances generated prior to December 30, 1986, for the plants then owned by Holdings, and April 1, 1987, for the plants previously owned by Goodyear. Also at the time of the Acquisition, Goodyear agreed to indemnify Holdings for all costs and liabilities arising from any product warranty, product liability, other claims or obligations for products manufactured by Holdings prior to December 30, 1986 and for products manufactured by Goodyear at the Akron, Ohio plant prior to April 1, 1987. After taking into consideration both the Goodyear indemnification and actions taken by Holdings since the Acquisition to limit Holding's exposure in these matters, management is of the opinion that the outcome thereof will not have a material impact on the financial position, operating results or cash flows of Holdings.

                      MWC HOLDINGS, INC. AND SUBSIDIARIES

                        NOTES TO CONDENSED CONSOLIDATED
                 FINANCIAL STATEMENTS (UNAUDITED) -- CONTINUED

NOTE E -- OTHER EVENTS

     On March 28, 1996, Holdings signed a definitive Agreement and Plan of Merger (the "Merger Agreement") which provides for the merger of Holdings with and into Hayes Wheels International, Inc. (the "Company"). At the effective time of the merger, the separate corporate existence of Holdings shall thereupon cease and the Company shall continue as the surviving corporation. Pursuant to the merger, Motor Wheel Corporation will become a wholly-owned subsidiary of the Company. The Board of Directors of both Holdings and the Company approved the Merger Agreement and the transactions contemplated thereby at their respective meetings held on March 28, 1996. In connection with the merger and the related financings, it is anticipated that all of the outstanding 11 1/2% Senior Notes due 2000 of the Company will be redeemed in accordance with their terms.

     Consummation of the merger is subject to various conditions, including (i) receipt of approval by the stockholders of Holdings and the Company of the Merger Agreement and the merger; (ii) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) filing and effectiveness of a Proxy and Registration Statement; (iv) receipt of financing necessary to consummate the transactions; and (v) satisfaction of certain other conditions. The merger is expected to be consummated in mid-summer 1996.

                                 ANNEXES TO THE
                           PROXY STATEMENT/PROSPECTUS

Annex I      Merger Agreement
Annex II     Opinion of Goldman, Sachs & Co.
Annex III    Section 262 of the Delaware General Corporation Law

                                                                         ANNEX I

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                    BETWEEN

                               MWC HOLDINGS, INC.

                                      AND

                        HAYES WHEELS INTERNATIONAL, INC.

                           DATED AS OF MARCH 28, 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               TABLE OF CONTENTS

ARTICLE I           THE MERGER...........................................................     1
  Section 1.1       The Merger...........................................................     1
  Section 1.2       Closing..............................................................     2
  Section 1.3       Effective Time.......................................................     2
  Section 1.4       Certificate of Incorporation and By-Laws.............................     2
  Section 1.5       Directors and Officers...............................................     2
ARTICLE II          CONVERSION OF SHARES.................................................     2
  Section 2.1       Conversion of Shares.................................................     2
  Section 2.2       Exchange Procedures..................................................     3
  Section 2.3       Dividends; Transfer Taxes; Withholding...............................     4
  Section 2.4       Fractional Shares....................................................     5
  Section 2.5       Return of Exchange Fund..............................................     5
  Section 2.6       Options..............................................................     5
  Section 2.7       Closing of Company Transfer Books....................................     6
  Section 2.8       Dissenting Shares....................................................     6
  Section 2.9       Further Assurances...................................................     6
ARTICLE III         REPRESENTATIONS AND WARRANTIES OF THE COMPANY........................     6
  Section 3.1       Organization and Good Standing.......................................     6
  Section 3.2       Certificate of Incorporation and By-Laws.............................     7
  Section 3.3       Capitalization.......................................................     7
  Section 3.4       Company Subsidiaries.................................................     7
  Section 3.5       Corporate Authority..................................................     8
  Section 3.6       Compliance with Applicable Law.......................................     8
  Section 3.7       Non-Contravention....................................................     9
  Section 3.8       Government Approvals; Required Consents..............................     9
  Section 3.9       SEC Documents and Other Reports......................................     9
  Section 3.10      Absence of Certain Changes or Events.................................    10
  Section 3.11      Actions and Proceedings..............................................    10
  Section 3.12      Absence of Undisclosed Liabilities...................................    10
  Section 3.13      Contracts............................................................    10
  Section 3.14      Taxes................................................................    10
  Section 3.15      Title to Properties; Encumbrances....................................    11
  Section 3.16      Intellectual Property................................................    12
  Section 3.17      Information in Disclosure Documents and Registration Statement.......    12
  Section 3.18      Employee Benefit Plans; ERISA........................................    12
  Section 3.19      Environmental Matters................................................    14
  Section 3.20      Labor Matters........................................................    16
  Section 3.21      Affiliate Transactions...............................................    16
  Section 3.22      Opinion of Financial Advisor.........................................    16
  Section 3.23      Brokers..............................................................    16
ARTICLE IV          REPRESENTATIONS AND WARRANTIES OF HOLDINGS...........................    17
  Section 4.1       Organization and Good Standing.......................................    17
  Section 4.2       Certificate of Incorporation and By-Laws.............................    17
  Section 4.3       Capitalization.......................................................    17
  Section 4.4       Holdings Subsidiaries................................................    18
  Section 4.5       Corporate Authority..................................................    18
  Section 4.6       Compliance with Applicable Law.......................................    18
  Section 4.7       Non-contravention....................................................    19
  Section 4.8       Government Approvals; Required Consents..............................    19
  Section 4.9       SEC Documents and Other Reports......................................    19

  Section 4.10      Absence of Certain Changes or Events.................................    19
  Section 4.11      Actions and Proceedings..............................................    20
  Section 4.12      Absence of Undisclosed Liabilities...................................    20
  Section 4.13      Contracts............................................................    20
  Section 4.14      Taxes................................................................    20
  Section 4.15      Title to Properties; Encumbrances....................................    21
  Section 4.16      Intellectual Property................................................    21
  Section 4.17      Information in Disclosure Documents and Registration Statement.......    22
  Section 4.18      Employee Benefit Plans; ERISA........................................    22
  Section 4.19      Environmental Matters................................................    23
  Section 4.20      Labor Matters........................................................    24
  Section 4.21      Affiliate Transactions...............................................    25
  Section 4.22      Financing............................................................    25
  Section 4.23      Brokers..............................................................    25
  Section 4.24      Holdings Not an Interested Stockholder...............................    26
ARTICLE V           CONDUCT OF BUSINESS PENDING THE MERGER...............................    26
  Section 5.1       Conduct of Business by the Company Pending the Merger................    26
  Section 5.2       Conduct of Business by Holdings Pending the Merger...................    27
ARTICLE VI          ADDITIONAL AGREEMENTS................................................    28
  Section 6.1       Access and Information...............................................    28
  Section 6.2       No Solicitation......................................................    29
  Section 6.3       Third-Party Standstill Agreements....................................    29
  Section 6.4       Registration Statement...............................................    29
  Section 6.5       Proxy Statements; Stockholder Approvals..............................    30
  Section 6.6       Compliance with the Securities Act...................................    30
  Section 6.7       Reasonable Best Efforts..............................................    30
  Section 6.8       Employee Benefits....................................................    31
  Section 6.9       Public Announcements.................................................    32
  Section 6.10      Directors' and Officers' Indemnification and Insurance...............    32
  Section 6.11      Expenses.............................................................    32
  Section 6.12      Listing Application..................................................    33
  Section 6.13      Supplemental Disclosure..............................................    33
  Section 6.14      Holdings' Stockholders Agreement.....................................    33
  Section 6.15      Obligations Upon Exercise of Stock Option Agreement..................    33
ARTICLE VII         CONDITIONS TO CONSUMMATION OF THE MERGER.............................    34
  Section 7.1       Conditions to Each Party's Obligation to Effect the Merger...........    34
  Section 7.2       Conditions to Obligations of Holdings to Effect the Merger...........    34
  Section 7.3       Conditions to Obligation of the Company to Effect the Merger.........    35
ARTICLE VIII        TERMINATION..........................................................    35
  Section 8.1       Termination..........................................................    35
  Section 8.2       Effect of Termination................................................    36
ARTICLE IX          GENERAL PROVISIONS...................................................    37
  Section 9.1       Amendment and Modification...........................................    37
  Section 9.2       Waiver...............................................................    37
  Section 9.3       Survivability; Investigations........................................    37
  Section 9.4       Notices..............................................................    37
  Section 9.5       Descriptive Headings; Interpretation.................................    38
  Section 9.6       Entire Agreement; Assignment.........................................    38
  Section 9.7       Governing Law........................................................    38
  Section 9.8       Enforcement..........................................................    38
  Section 9.9       Severability.........................................................    38

  Section 9.10      Counterparts.........................................................    39
  Section 9.11      Third-Party Beneficiaries............................................    39
Exhibit A           Form of Stock Option Agreement
Exhibit B           Registration Rights Agreement
Exhibit C           Form of Subscription Agreements
Exhibit D           Form of Warrant Agreement
Exhibit E           JLL Proxy
Exhibit F           Amended and Restated Certificate of Incorporation of the Company
Exhibit G           Amended and Restated By-laws of the Company
Exhibit H           Initial Directors of Surviving Corporation
Exhibit I           Certificate of Designation of Company Preferred Stock
Exhibit J           Company Affiliates' Letter
Exhibit K           Holdings Affiliates' Letter

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of March 28, 1996 (this "Agreement"), by and among MWC HOLDINGS, INC., a Delaware corporation ("Holdings") and HAYES WHEELS INTERNATIONAL, INC., a Delaware corporation (the "Company") (Holdings and the Company being hereinafter collectively referred to as the "Constituent Corporations").

     WHEREAS, the Board of Directors of Holdings and the Board of Directors of the Company, have each approved and deem it advisable and in the best interests of their respective stockholders to consummate the combination of the Company and Holdings upon the terms and subject to the conditions of this Agreement; and

     WHEREAS, it is intended that the combination be accomplished by a merger of Holdings with and into the Company (the "Merger"); and

     WHEREAS, as a condition and an inducement to Holdings' entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, (i) Holdings is entering into a Stock Option Agreement with Varity Corporation ("Varity"), a Delaware corporation, and its wholly-owned subsidiary, K-H Corporation, a Delaware corporation and a holder of approximately 46.3% of the outstanding shares of Company Common Stock (as hereinafter defined), in the form of Exhibit A hereto (the "Stock Option Agreement"), (ii) the Company and Varity are entering into a Registration Rights Agreement, in the form of Exhibit B hereto (the "Registration Rights Agreement") and (iii) the Company, Holdings and certain third-party investors are entering into Stock Subscription Agreements, in the form of Exhibit C hereto (the "Subscription Agreements"), pursuant to which, among other things, the third-party investors have subscribed to purchase immediately prior to the Effective Time (as hereinafter defined), an aggregate of 200,000 shares of Company Preferred Stock (as hereinafter defined) and warrants to purchase an aggregate of 150,000 shares of New Company Common Stock (as hereinafter defined) pursuant to a warrant agreement, substantially in the form of Exhibit D hereto (the "Warrant Agreement"); and

     WHEREAS, as a condition and inducement to the Company entering into this Agreement and incurring the obligations set forth herein, Joseph Littlejohn & Levy Fund II L.P. ("JLL," which owns approximately 74% of the outstanding voting stock of Holdings), concurrently with the execution and delivery of this Agreement, has granted a proxy, in the form of Exhibit E hereto, to Varity to vote JLL's shares of Holdings Common Stock (as hereinafter defined) in favor of the Merger at the meeting of Holdings' stockholders; and

     WHEREAS, the Board of Directors of the Company has approved the transactions contemplated by this Agreement, the Subscription Agreements and the Stock Option Agreement in accordance with the provisions of Section 203 and 251 of the Delaware General Corporation Law (the "DGCL"), and has resolved, subject to the terms of this Agreement, to recommend the approval of the Merger by its stockholders; and

     WHEREAS, the Board of Directors of Holdings has approved the transactions contemplated by this Agreement and the Subscription Agreements, and has unanimously resolved, subject to the terms of this Agreement, to recommend the approval of the Merger by its stockholders; and

     WHEREAS, this Agreement shall be submitted to the stockholders of Holdings and the stockholders of the Company for their approval.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

     Section 1.1 The Merger. Upon the terms and subject to the conditions contained in this Agreement, and in accordance with the DGCL, at the Effective Time (as hereinafter defined), Holdings shall be merged with and into the Company, the separate corporate existence of Holdings shall thereupon cease, and the Company shall continue as the surviving corporation (sometimes here inafter referred to as the "Surviving

Corporation") and shall continue its corporate existence under the laws of the State of Delaware. In accordance with the DGCL, all of the rights, privileges, powers, immunities, purposes and franchises of the Company and Holdings shall vest in the Surviving Corporation and all of the debts, liabilities, obligations and duties of the Company and Holdings shall become the debts, liabilities, obligations and duties of the Surviving Corporation.

     Section 1.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, New York, at 10:00 a.m., local time, on the second business day after which all of the conditions set forth in Article VII are satisfied or waived or on such other date and at such other time and place as Holdings and the Company shall agree (the date on which the Closing actually occurs being referred to herein as the "Closing Date").

     Section 1.3 Effective Time. The Merger shall become effective at the time of filing of, or at such later time specified in, a properly executed Certificate of Merger, in the form required by and executed in accordance with the DGCL, filed with the Secretary of State of the State of Delaware, in accordance with the provisions of Section 251 of the DGCL. Such filing shall be made contemporaneously with, or immediately after, the Closing. When used in this Agreement, the term "Effective Time" shall mean the date and time at which the Merger shall become effective.

     Section 1.4 Certificate of Incorporation and By-Laws. At the Effective Time, the Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended as set forth in Exhibit F hereto. The Certificate of Incorporation of the Company, as so amended at the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law. The By-Laws of the Company, in effect immediately prior to the Effective Time, shall be amended as set forth in Exhibit G hereto. The By-Laws of the Company, as so amended at the Effective Time, shall be the By-Laws of the Surviving Corporation until thereafter amended in accordance with applicable law.

     Section 1.5 Directors and Officers. The nine individuals whose names are set forth on Exhibit H hereto, as the same may be supplemented or amended from time to time by Holdings prior to the Effective Time (except that any such supplement or amendment shall not increase the number of directors and Exhibit H shall include not less than two independent directors and the Chief Executive Officer of the Company), shall be the initial directors of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation or By-Laws of the Surviving Corporation or as otherwise provided by law. The officers of the Company at the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation or By-Laws of the Surviving Corporation or as otherwise provided by law.

                                   ARTICLE II

                              CONVERSION OF SHARES

     Section 2.1 Conversion of Shares. As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of any shares of Company Common Stock or Company Preferred Stock or any shares of capital stock of Holdings:

          (a) Each share of common stock, par value $.01, of the Company ("Company Common Stock" or "Shares") issued and outstanding immediately prior to the Effective Time (other than Company Dissenting Shares (as hereinafter defined) and Shares to be cancelled pursuant to Section 2.1(d) hereof) shall be converted into the right to receive (i) $28.80 per Share in cash (the "Cash Consideration"), without any interest thereon and (ii) one-tenth of one share of duly authorized, validly issued, fully paid and nonassessable shares of common stock, par value $0.01, of the Surviving Corporation ("New Company Common Stock").

          (b) Each share of preferred stock, par value $.01, of the Company ("Company Preferred Stock") issued and outstanding immediately prior to the Effective Time shall be converted into 31.25 shares of New Company Common Stock. To the extent any holder of Company Preferred Stock is limited by Applicable Law (as hereinafter defined) in owning voting New Company Common Stock, such holder may receive shares of a class of non-voting or reduced-voting common stock, par value $.01 per share, of the Company which shall be identical in all respects (other than with respect to voting) to the New Company Common Stock, and references to New Company Common Stock shall be deemed to refer to such non-voting or reduced-voting common stock unless the context otherwise requires. All such shares of Company Preferred Stock when so converted shall automatically be cancelled and retired and cease to exist and holders of such shares of Company Preferred Stock shall cease to have any rights as preferred stockholders of the Company, except the right to receive the consideration set forth in this Section 2.1(b) for each share of Company Preferred Stock held by them. The Company Preferred Stock shall have the terms set forth in the Certificate of Designations substantially in the form of Exhibit I hereto, which shall be filed with the Secretary of State of Delaware immediately prior to the Closing.

          (c) Each share of common stock, par value $.01, of Holdings ("Holdings Common Stock"), issued and outstanding immediately prior to the Effective Time (other than Holdings Dissenting Shares (as hereinafter defined) and shares of Holdings Common Stock to be cancelled pursuant to Section 2.1(d) hereof) shall be converted into (i) 8,231.76 duly issued, validly authorized, fully paid and nonassessable shares of New Company Common Stock and (ii) 3029.29 warrants ("Warrants") to purchase New Company Common Stock. Each Warrant shall entitle the holder to purchase one duly issued, validly authorized, fully paid and nonassessable share of New Company Common Stock at a price of $48.00 per share, subject to the terms and conditions set forth in the Warrant Agreement. All such shares of Holdings Common Stock when so converted shall automatically be cancelled and retired and cease to exist and holders of such shares of Holdings Common Stock shall cease to have any rights as stockholders of Holdings, except the right to receive the consideration set forth in this Section 2.1(c) for each share of Holdings Common Stock held by them.

          (d) All Shares that are owned by the Company as treasury stock, all shares of Holdings Common Stock that are owned by Holdings as treasury stock, and any Shares, or shares of Holdings Common Stock, owned by any direct or indirect wholly-owned Subsidiary of the Company or Holdings, as applicable, shall automatically be cancelled and retired and shall cease to exist and no cash, New Company Common Stock, Warrants or other consideration shall be delivered or deliverable in exchange therefor. As used in this Agreement, a "Subsidiary" of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person.

          (e) All Shares to be converted pursuant to Section 2.1(a), issued and outstanding immediately prior to the Effective Time, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist and each holder of a certificate which immediately prior to the Effective Time represented outstanding Shares (together with the certificates representing shares of Company Preferred Stock and Holdings Common Stock, the "Certificates") shall cease to have any rights as stockholders of the Company, except the right to receive the consideration set forth in Section 2.1(a) (the "Merger Consideration") for each Share held by them.

     Section 2.2 Exchange Procedures.

          (a) The Company shall designate a bank or trust company reasonably acceptable to Holdings to act as Exchange Agent hereunder (the "Exchange Agent"). Immediately following the Effective Time, the Surviving Corporation shall deliver, in trust, to the Exchange Agent, for the benefit of the holders of Shares and shares of Holdings Common Stock and Company Preferred Stock, for exchange in accordance with this Article II, through the Exchange Agent, (i) certificates evidencing the shares of New Company Common Stock issuable pursuant to Section 2.1 in exchange for outstanding Shares and shares of Holdings Common Stock and Company Preferred Stock,
     (ii) certificates evidencing the

Warrants issuable pursuant to Section 2.1(c) and (iii) cash in an amount sufficient to make any cash payment due under Section 2.1(a) (the "Exchange Fund").

          (b) As soon as practicable after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of a Certificate or Certificates (i) a form of letter of transmittal specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and (ii) instructions for use in surrendering such Certificates in exchange for certificates representing shares of New Company Common Stock and, if applicable, cash or Warrants. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor (A) certificates representing that number of whole shares of New Company Common Stock or Warrants, if any, into which the Shares or shares of Holdings Common Stock or Company Preferred Stock, as applicable, represented by the surrendered Certificate have been converted at the Effective Time pursuant to Section 2.1 hereof,
     (B) in the case of Certificates representing Shares, cash in the amount equal to the number of Shares represented by the surrendered Certificate multiplied by the Cash Consideration pursuant to Section 2.1(a) hereof, (C) any dividends or other distributions to which such holder is entitled pursuant to Section 2.3 and (D) cash in lieu of any fractional shares of New Company Common Stock to which such holder is entitled pursuant to
     Section 2.4 hereof, and any amounts to which the holder is entitled pursuant to Section 2.3 hereof after giving effect to any required tax withholdings, and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 2.2(b), each Certificate shall be deemed from and after the Effective Time to represent only the right to receive upon such surrender the Cash Consideration and/or shares of New Company Common Stock and, if applicable, Warrants in accordance with Section 2.1 hereof, cash in lieu of any fractional shares of New Company Common Stock in accordance with Section 2.4 hereof and any dividends or distributions on New Company Common Stock in accordance with
     Section 2.3 hereof. In no event shall the holder of any such surrendered Certificates be entitled to receive interest on any of the Cash Consideration or cash for fractional shares to be received in the Merger. Neither the Exchange Agent nor any party hereto shall be liable to a holder of Shares or shares of Holdings Common Stock or Company Preferred Stock for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

          (c) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable certificate representing shares of New Company Common Stock and Cash Consideration in accordance with Section 2.1 hereof, any cash in lieu of fractional shares of New Company Common Stock to which the holders thereof are entitled pursuant to
     Section 2.4 hereof and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.3 hereof.

     Section 2.3 Dividends; Transfer Taxes; Withholding. No dividends or other distributions that are declared on or after the Effective Time on New Company Common Stock, or are payable to the holders of record thereof who became such on or after the Effective Time, shall be paid to any person entitled by reason of the Merger to receive certificates representing shares of New Company Common Stock, and no distribution of Cash Consideration and no cash payment in lieu of any fractional share of New Company Common Stock shall be paid to any person pursuant to Section 2.4 hereof, until such person shall have surrendered its Certificate(s) as provided in Section 2.2 hereof. Subject to applicable law, there shall be paid to each person receiving a certificate representing such shares of New Company Common Stock, at the time of such surrender or as promptly as practicable thereafter, the amount of any dividends or other distributions theretofore paid with respect to the shares of New Company Common Stock represented by such certificate and having a record date on or after the Effective Time but prior to such surrender and a payment date on or subsequent to such surrender. In no event shall the person entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions. If any cash or certificate

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representing shares of New Company Common Stock is to be paid to or issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of such certificate representing shares of New Company Common Stock and the distribution of such cash payment in a name other than that of the registered holder of the Certificate so surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. The Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock, Holdings Common Stock or Company Preferred Stock such amounts as the Surviving Corporation or the Exchange Agent are required to deduct and withhold under the Internal Revenue Code of 1986, as amended (the "Code"), or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent that amounts are so withheld by the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock, Holdings Common Stock or Company Preferred Stock in respect of whom such deduction and withholding was made by the Surviving Corporation or the Exchange Agent.

     Section 2.4 Fractional Shares. No certificates or scrip representing fractional shares of New Company Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to shares shall be payable on or with respect to any fractional share and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of the Surviving Corporation. In lieu of any such fractional share of New Company Common Stock, the Surviving Corporation shall pay to each former stockholder of the Company or Holdings who otherwise would be entitled to receive a fractional share of New Company Common Stock an amount in cash (without interest) rounded to the nearest whole cent, determined by multiplying (i) $32.00 by (ii) the fractional interest in a share of New Company Common Stock to which such holder would otherwise be entitled.

     Section 2.5 Return of Exchange Fund. Any portion of the certificates representing shares of New Company Common Stock and Cash Consideration issuable upon conversion of Company Common Stock, Holdings Common Stock or Company Preferred Stock pursuant to Section 2.1 hereof, together with any cash in lieu of fractional shares payable in respect thereof pursuant to Section 2.4 hereof and any dividends or distributions payable in respect thereof pursuant to
Section 2.3 hereof, which remains undistributed to the former holders of Company Common Stock, Holdings Common Stock or Company Preferred Stock for one year after the Effective Time shall be delivered to the Surviving Corporation, upon its request, and any such former holders who have not theretofore surrendered to the Exchange Agent their Certificate(s) in compliance with this Article II shall thereafter look only to the Surviving Corporation for payment of their claim for shares of New Company Common Stock and Cash Consideration, any cash in lieu of fractional shares of New Company Common Stock and any dividends or distributions with respect to such shares of New Company Common Stock (in each case, without interest thereon). The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by the Surviving Corporation, on a daily basis. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation.

     Section 2.6 Options. Prior to the Effective Time, each holder of an option granted by the Company to purchase shares of Company Common Stock (each a "Company Option") which is outstanding and unexercised shall be entitled to elect to receive, in whole or in part, either (a) an amount in cash equal to the difference between (i) the product of (1) the number of shares of Company Common Stock subject to such Company Option and (2) $32, and (ii) the aggregate exercise price of such Company Option or (b) a vested option to purchase shares of New Company Common Stock in the same amount and at the same exercise price as applied to the Company Option, and otherwise subject to the terms (as in effect as of the date hereof, other than with respect to vesting) of the Company's 1992 Stock Incentive Plan and the agreements thereunder, and except that all references to the Company shall be deemed to be references to the Surviving Corporation (each such option, a "New Company Option"); provided, however, that if a holder of a Company Option has (x) held such Company Option for less than six months prior to the Effective Time or (y) fails to

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

make a timely election as provided in this Section 2.6, then in each such case such option holder shall receive a New Company Option in accordance with clause
(b) of this sentence.

     Section 2.7 Closing of Transfer Books. At the Effective Time, the stock transfer books of Holdings and the Company shall be closed and no transfer of shares of Holdings Common Stock, Company Common Stock or Company Preferred Stock shall thereafter be made. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged as provided in this Article II.

     Section 2.8 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock outstanding immediately prior to the Effective Time held by a holder (if any) who is entitled to demand, and who properly demands, appraisal for such shares in accordance with Section 262 of the DGCL ("Company Dissenting Shares"), and shares of Holdings Common Stock outstanding immediately prior to the Effective Time held by a holder (if any) who is entitled to demand, and who properly demands, appraisal for such shares in accordance with Section 262 of the DGCL ("Holdings Dissenting Shares"), shall not be converted into a right to receive the Cash Consideration and shares of New Company Common Stock or shares of New Company Common Stock and Warrants, as the case may be, unless such holder fails to perfect or otherwise loses such holder's right to appraisal, if any. If, after the Effective Time, such holder fails to perfect or loses any such right to appraisal, such Company Dissenting Shares or Holding Dissenting Shares, as the case may be, shall be treated as if they had been converted as of the Effective Time into a right to receive the Cash Consideration and shares of New Company Common Stock or shares of New Company Common Stock and Warrants, as the case may be. The Company shall give prompt notice to Holdings of any demands received by the Company for appraisal of shares of Company Common Stock and Holdings shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Holdings, which consent shall not be unreasonably withheld, make any payment with respect to, or settle or offer to settle, any such demands. Holdings shall give prompt notice to the Company of any demands received by Holdings for appraisal of shares of Holdings Common Stock.

     Section 2.9 Further Assurances. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of Holdings or the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of each of Holdings and the Company or otherwise, all such deeds, bills of sale, assignments and assurances and to take and do, in such names and on such behalves or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out the purposes of this Agreement.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     Except as set forth in the Company Disclosure Schedule delivered by the Company to Holdings at or prior to the execution of this Agreement (the "Company Disclosure Schedule") (each section of which qualifies the correspondingly numbered representation and warranty), the Company represents and warrants to Holdings as follows:

     Section 3.1 Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to carry on its business as it is now being conducted. The Company is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a material adverse effect, individually or in the

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

aggregate, on the business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole, or, if applicable, the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement (a "Company Material Adverse Effect").

     Section 3.2 Certificate of Incorporation and By-Laws. Complete and correct copies of the Certificates of Incorporation and By-laws or equivalent organizational documents, each as amended to date, of the Company and each of its Subsidiaries have been made available to Holdings. The Certificates of Incorporation, By-laws and equivalent organizational documents of the Company and each of its Subsidiaries are in full force and effect. Neither the Company nor any of its Subsidiaries is in violation of any material provision of its Certificate of Incorporation, By-laws or equivalent organizational documents.

     Section 3.3 Capitalization.

          (a) As of the date hereof, the authorized capital stock of the Company consisted of 50,000,000 Shares of Company Common Stock, par value of $.01 per share and 25,000,000 shares of preferred stock ("Company Preferred Stock"). As of the date hereof, (i) 17,574,000 Shares are issued and outstanding, (ii) no shares of Company Preferred Stock are issued and outstanding, and (iii) options to acquire 478,900 Shares are outstanding, and 21,100 options to acquire Shares remain reserved for issuance, under the Company 1992 Stock Incentive Plan. All of the issued and outstanding Shares are, and all of the Company Preferred Stock when issued and paid for pursuant to the Subscription Agreements will be, validly issued, and are, and in the case of the Company Preferred Stock will be, fully paid, nonassessable and free of preemptive rights.

          (b) Except as described in this Section 3.3 and as contemplated by this Agreement or the Subscription Agreements: (i) no shares of capital stock or other equity securities of the Company are authorized, issued or outstanding, or reserved for issuance, and there are no options, warrants or other rights (including registration rights), agreements, arrangements or commitments of any character to which the Company or any of its Subsidiaries is a party relating to the issued or unissued capital stock or other equity interests of the Company or any of its Subsidiaries, requiring the Company or any of its Subsidiaries to grant, issue or sell any shares of the capital stock or other equity interests of the Company or any of its Subsidiaries by sale, lease, license or otherwise; (ii) the Company and its Subsidiaries have no obligations, contingent or otherwise, to repurchase, redeem or otherwise acquire any shares of the capital stock or other equity interests of the Company or its Subsidiaries; (iii) except for any Company pension plan, neither the Company nor any of its Subsidiaries, directly or indirectly, owns, or has agreed to purchase or otherwise acquire, the capital stock or other equity interests of, or any interest convertible into or exchangeable or exercisable for such capital stock or such equity interests, of any corporation, partnership, joint venture or other entity which would be material in value to the Company; and (iv) there are no voting trusts, proxies or other agreements or understandings to which the Company or any of its Subsidiaries is a party or, to the knowledge of the Company, is bound with respect to the voting of any shares of capital stock or other equity interests of the Company or any of its Subsidiaries.

     Section 3.4 Company Subsidiaries. The Company Disclosure Schedule sets forth a list of each Company Subsidiary; its authorized, issued and outstanding capital stock or other equity interests; the percentage of such capital stock or other equity interests owned by the Company or any Company Subsidiary, and the identity of such owner; the capital stock reserved for future issuance pursuant to outstanding options or other agreements; and the identity of all parties to any such option or other agreement. Each Subsidiary of the Company is a corporation or partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each Subsidiary of the Company has all requisite corporate power and authority to carry on its business as it is now being conducted. Each Subsidiary of the Company is duly qualified as a foreign corporation or organization authorized to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect. All of the outstanding shares of capital stock or other ownership interests in each of the Company's Subsidiaries have been validly issued, and are fully paid, nonassessable and are owned by the Company or another Subsidiary of the Company free and clear of all pledges, claims, options, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens"), and are not subject to preemptive rights created by statute, such Subsidiary's respective Certificate of Incorporation or By-laws or equivalent organizational documents or any agreement to which such Subsidiary is a party.

     Section 3.5 Corporate Authority.

          (a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to the approval of the Company's stockholders with respect to the Merger, to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby, have been duly authorized by its Board of Directors and, except for the approval of the Company's stockholders with respect to the Merger, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms, except that
     (i) such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws, now or hereafter in effect, relating to or limiting creditors' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defense, and to the discretion of the court before which any proceeding therefor may be brought. The preparation of the Proxy Statement (as hereinafter defined) and the Registration Statement (as hereinafter defined) to be filed with the SEC has been duly authorized by the Board of Directors of the Company.

          (b) Prior to execution and delivery of this Agreement, the Board of Directors of the Company (at a meeting duly called and held) has (i) approved this Agreement, the Subscription Agreements, the Stock Option Agreement and the Merger and the other transactions contemplated hereby and thereby, and such approval is sufficient to render inapplicable to the acquisition of Company Preferred Stock pursuant to the Subscription Agreements, the acquisition of Company Common Stock pursuant to the Stock Option Agreement, the Merger and all of such other transactions the provisions of Section 203 of the DGCL, (ii) determined that the transactions contemplated hereby are fair to and in the best interests of the holders of the Company Common Stock and (iii) except as may be required to comply with its fiduciary duties under Applicable Law (as hereinafter defined) as advised by counsel, determined to recommend this Agreement, the Merger and the other transactions contemplated hereby to the Company's stockholders for approval and adoption at the stockholders meeting contemplated by Section 6.5(a) hereof. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock are the only votes of the holders of any class or series of the Company's capital stock necessary to approve the Merger.

     Section 3.6 Compliance with Applicable Law. Except as disclosed in the Company SEC Documents (as hereinafter defined), (i) each of the Company and its Subsidiaries holds, and is in compliance with the terms of, all permits, licenses, exemptions, orders and approvals of all Governmental Entities (as hereinafter defined) necessary for the conduct of their respective businesses ("Company Permits"), except for failures to hold or to comply with such permits, licenses, exemptions, orders and approvals which would not have a Company Material Adverse Effect, (ii) with respect to the Company Permits, no action or proceeding is pending or, to the knowledge of the Company, threatened, and, to the knowledge of the Company, no fact exists or event has occurred, that would reasonably be expected to have a Company Material Adverse Effect, (iii) the business of the Company and its Subsidiaries is being conducted in compliance with all applicable laws, ordinances, regulations, judgments, decrees or orders ("Applicable Law") of any federal, state, local, foreign or multinational court, arbitral tribunal, administrative agency or commission or other governmental or regulatory authority or administrative agency or commission (a "Governmental Entity"), except for violations or failures to so comply that would not have a Company Material Adverse Effect, and (iv) to the knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company or its Subsidiaries is pending or threatened, other than, in each case, those which would not reasonably be likely to have a Company Material Adverse Effect.

     Section 3.7 Non-Contravention. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license (any of the foregoing, a "Contract") applicable to the Company or any of its Subsidiaries, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries, (ii) conflict or result in any violation of any provision of the Certificate of Incorporation or By-Laws or other equivalent organizational document, in each case as amended, of the Company or any of its Subsidiaries, (iii) subject to the governmental filings discussed in clause (i) of Section 3.8, conflict with or violate any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of their respective properties or assets (except for any national or supranational Antitrust Laws (as hereinafter defined) as to which no representation or warranty is being made), other than, in the case of clauses (i) and (iii), any such violations, conflicts, defaults, rights, losses or Liens that, individually or in the aggregate, would not have a Company Material Adverse Effect.

     Section 3.8 Government Approvals; Required Consents. No filing or registration with, or authorization, consent or approval of, any Governmental Entity is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or is necessary for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) except: (i) in connection, or in compliance, with the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any state securities or "Blue Sky" law and any requirements of any foreign or supranational Antitrust Law, (ii) for the filing of a Certificate of Merger with the Secretary of State of the State of Delaware, (iii) such consents, approvals, authorizations, permits, filings and notifications listed in the Company Disclosure Schedule and (iv) such other consents, orders, authorizations, registrations, declarations and filings the failure of which to obtain or make would not, individually or in the aggregate, have a Company Material Adverse Effect.

     Section 3.9 SEC Documents and Other Reports.

          (a) The Company has filed all documents required to be filed prior to the date hereof by it and its Subsidiaries with the Securities and Exchange Commission (the "SEC") since January 31, 1993 (the "Company SEC Documents"). As of their respective dates, or if amended as of the date of the last such amendment, the Company SEC Documents complied, and all documents required to be filed by the Company with the SEC after the date hereof and prior to the Effective Time (the "Subsequent Company SEC Documents") will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and none of the Company SEC Documents contained, and the Subsequent Company SEC Documents will not contain, any untrue statement of a material fact or omitted, or will omit, to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading. The consolidated financial statements of the Company included in the Company SEC Documents fairly present, and included in the Subsequent Company SEC Documents will fairly present, the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein) in conformity with United States generally accepted accounting principles ("GAAP") (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). Since October 31, 1995, the Company has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as may be required by GAAP.

     Section 3.10 Absence of Certain Changes or Events. Except to the extent disclosed in the Company SEC Documents filed with the SEC prior to the date of this Agreement, since October 31, 1995 the Company and its Subsidiaries have conducted its businesses and operations in the ordinary and usual course consistent with past practice and there has not occurred (i) any event, condition or occurrence having or that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (ii) any damage, destruction or loss (whether or not covered by insurance) having or which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (iii) any declaration, setting aside or payment of any dividend or distribution of any kind by the Company on any class of its capital stock, except for regular quarterly dividends not exceeding $.015 per Share; and (iv) any event during the period from October 31, 1995 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.1 hereof.

     Section 3.11 Actions and Proceedings.

     Except as set forth in the Company SEC Documents, there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against the Company or any of its Subsidiaries, any of their properties, assets or business, or, to the knowledge of the Company, any of the Company's or its Subsidiaries' current or former directors or officers or any other person whom the Company or any of its Subsidiaries has agreed to indemnify, as such, that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in the Company SEC Documents, there are no actions, suits or legal, administrative, regulatory or arbitration proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, any of their properties, assets or business, or, to the knowledge of the Company, any of the Company's or its Subsidiaries' current or former directors or officers or any other person whom the Company or any of its Subsidiaries has agreed to indemnify, as such, that relates to the transactions contemplated by this Agreement or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     Section 3.12 Absence of Undisclosed Liabilities. Except for liabilities or obligations which are (i) accrued or reserved against in the Company's consolidated financial statements (or reflected in the notes thereto) included in the Company SEC Documents or (ii) disclosed in the Company SEC Documents, since December 16, 1992, neither the Company nor any of its Subsidiaries has any liabilities or obligations (including, without limitation, Tax (as hereinafter defined) liabilities) (whether absolute, accrued, contingent or otherwise) that were required to be set forth on a balance sheet which is prepared in conformance with GAAP, consistently applied and which (either individually or in the aggregate) would reasonably be expected to have a Company Material Adverse Effect.

     Section 3.13 Contracts. Each Contract entered into by the Company is valid, binding and enforceable and in full force and effect, except where failure to be valid, binding and enforceable and in full force and effect would not reasonably be expected to have a Company Material Adverse Effect and there are no defaults thereunder, except those defaults that would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth in the Company SEC Documents, neither the Company nor any of its Subsidiaries is a party to or bound by any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, the Company or any such Subsidiary is entitled to conduct all or any material portion of the business of the Company and its Subsidiaries taken as a whole.

     Section 3.14 Taxes. (a) The Company and each of its Subsidiaries has timely filed, or been included in, all material Federal, state, local and foreign income, franchise, sales and other Tax Returns (as hereinafter defined) required to be filed by or with respect to the Company or any of its Subsidiaries; (b) as of the time of filing, all such Tax Returns were true, correct and complete, in all material respects, and correctly reflected in all material respects the facts regarding the income, business, assets, operations, activities and status of the Company and its Subsidiaries and any other material information required to be shown therein; (c) the Company and its Subsidiaries have timely paid to the appropriate taxing authority, or have made provision for, all material Taxes shown as due on such Tax Returns with respect to the Company and any of its Subsidiaries; (d) the unpaid Taxes of the Company and its Subsidiaries (x) do not, as of the date hereof, materially exceed the reserves for Taxes (other than reserves for deferred Taxes) reflected on the books and records of the Company and its Subsidiaries and (y) will not materially exceed that reserve as adjusted for operations and transactions through the Effective Time in accordance with GAAP and the past custom and practice of the Company and its Subsidiaries; (e) neither the Company nor any of its Subsidiaries has requested any extension of time within which to file or send any Tax Return, which Tax Return has not since been filed or sent; (f) no material deficiency for Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries (or any member of any affiliated or combined group of which the Company or any of its Subsidiaries is or has been a member for which either the Company or any of its Subsidiaries could be liable) other than those Taxes being contested in good faith by appropriate proceedings and set forth in the Company Disclosure Schedule (which shall set forth the nature of the proceeding, the type of return, the deficiencies proposed, asserted or assessed and the amount thereof, and the taxable year in question);
(g) to the knowledge of the Company, no material issue has been raised during the past five years by any federal, state, local or foreign taxing authority which, if raised with regard to any other period not so examined, could reasonably be expected to result in a proposed material deficiency for any other period not so examined; (h) neither the Company nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any Tax claims other than those being contested in good faith by appropriate proceedings; (i) neither the Company nor any of its Subsidiaries is subject to liability for Taxes of any person (other than the Company or its Subsidiaries) including, without limitation, liability arising from the application of U.S. Treasury regulation section 1.1502-6 or any analogous provision of state, local or foreign law; (j) neither the Company nor any of its Subsidiaries is or has been a party to any tax sharing agreement with any corporation which is not currently a member of the affiliated group of which the Company is currently a member; (k) neither the Company nor any of its Subsidiaries is a party to any agreement, contract or arrangement that could result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code; (l) there are no liens for Taxes on any assets of the Company or of any of its Subsidiaries (other than statutory liens for current Taxes not yet due); (m) the Company and its Subsidiaries have withheld and paid (and until the Effective Time will withhold and pay) all income, social security, unemployment and all other material payroll Taxes required (including, without limitation, pursuant to Sections 1441 and 1442 of the Code or similar provisions under foreign law) to be withheld and paid in connection with amounts paid to any employee, independent contractor, creditor, stockholder or other third party; and (n) neither the Company nor any of its Subsidiaries has participated in, or cooperated with, an international boycott within the meaning of Section 999 of the Code. Neither the Company nor any of its Subsidiaries has made an election under Section 341(f) of the Code.

     For purposes of this Agreement, the term "Tax" (or "Taxes") shall mean with respect to any person (i) all taxes, charges, fees, levies, duties, imposts or other assessments, including, without limitation, net income, gross income, gross receipts, excise, property, sales, use, ad valorem, profits, franchise, capital stock, registration, transfer, gains, license, payroll, withholding, employment, excise, severance, stamp, occupation, disability, premium, value-added, windfall profits, social security (or similar), custom duty or other tax, governmental fee, alternative or add-on minimum, estimated or other like assessment or charge of any kind whatsoever, together with any interest, or penalties or additions thereto imposed, or required to be withheld, by a taxing authority of the United States, or any state, local or foreign government or subdivision or agency thereof, and (ii) any liability of such person for the payment of any amount of the type described in clause (i) as a result of such person's being a member of an affiliated or combined group. For purposes of this Agreement, the term "Tax Return" shall mean any return, declaration, statement, report, schedule, certificate, form, information return, or any other document (including any related or supporting information) required to be supplied to, or filed with, a taxing authority (foreign or domestic) in connection with Taxes.

     Section 3.15 Title to Properties; Encumbrances.

          (a) Except as described in the following sentence, each of the Company and its Subsidiaries has good, valid and, in the case of real property, marketable title to, or a valid leasehold interest in, all of its material properties and assets (real, personal, tangible and intangible), including, without limitation, all such properties and assets reflected in the consolidated balance sheet of the Company and its Subsidiaries as of October 31, 1995 included in the Company SEC Documents (except for properties and assets

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disposed of in the ordinary course of business and consistent with past practices since October 31, 1995), except for such title or interest the failure of which to have would not have, individually or in the aggregate, a Company Material Adverse Effect. None of such properties or assets are subject to any Liens (whether absolute, accrued, contingent or otherwise), except (i) as set forth in the Company SEC Documents or (ii) imperfections of title and Liens, if any, which do not materially detract from the value of the property or assets subject thereto and do not materially impair the business or operations of the Company and its Subsidiaries taken as a whole.

          (b) Each of the Company and its Subsidiaries has complied with the terms of all leases to which it is a party and under which it is in occupancy, and all such leases are in full force and effect except for failures to comply or be in full force and effect which would not have, individually or in the aggregate, a Company Material Adverse Effect.

     Section 3.16 Intellectual Property. The Company and its Subsidiaries own or have a valid license to use all inventions, patents, trademarks, service marks, trade names, copyrights, trade secrets, technology and know-how, software and other intellectual property rights (collectively, the "Company Intellectual Property") necessary to carry on their respective businesses as currently conducted; and neither the Company nor any such Subsidiary has received any notice of infringement of or conflict with, and, to the Company's knowledge, there are no infringements of or conflicts with, the rights of others with respect to the use of any of the Company Intellectual Property that, in either such case, has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     Section 3.17 Information in Disclosure Documents and Registration Statement. None of the information supplied or to be supplied by the Company for inclusion in (i) the Registration Statement to be filed with the SEC on Form S-4 under the Securities Act for the purpose of registering the shares of New Company Common Stock and Warrants to be issued in connection with the Merger (the "Registration Statement") or (ii) the joint proxy statement/prospectus to be distributed in connection with Holdings' and the Company's meeting of stockholders to vote upon this Agreement (the "Proxy Statement") will, in the case of the Registration Statement, at the time it becomes effective or, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the initial mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the meeting of stockholders of Holdings and the Company to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement, as of its effective date, will comply (with respect to information relating to the Company) as to form in all material respects with the requirements of the Securities Act, and the rules and regulations promulgated thereunder, and as of the date of its initial mailing and as of the date of the Company's stockholders' meeting, the Proxy Statement will comply (with respect to information relating to the Company) as to form in all material respects with the applicable requirements of the Exchange Act, and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, the Company makes no representations with respect to any statement in the foregoing documents based upon information supplied by Holdings for inclusion therein.

     Section 3.18 Employee Benefit Plans; ERISA.

          (a) The Company Disclosure Schedule sets forth a list of each bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance or termination pay, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension, or retirement plan, program, arrangement or agreement that is maintained or contributed to, or was maintained or contributed to at any time on or after December 15, 1992, by the Company or by any trade or business, whether or not incorporated which together with the Company would be deemed a "single employer" within the meaning of
     Section 4001 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (each, a "Company ERISA Affiliate"), for the benefit of any employee or former employee of the Company or any Company ERISA Affiliate, whether formal or informal and whether legally binding or not, in connection with which the Company would have liability (the "Company Plans"). Neither the Company nor any Company ERISA Affiliate has any formal plan or

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

commitment, whether legally binding or not, to create any additional Company Plan or modify or change any existing Company Plan in a way that would affect any employee or former employee of the Company or any Company ERISA Affiliate.

          (b) With respect to each of the Company Plans, the Company has heretofore delivered or made available to Holdings true and complete copies of each of the following documents:

             (i) a copy of the Company Plan (including all amendments thereto);

             (ii) a copy of the annual report, if required under ERISA, with respect to each such Company Plan for the last two years;

             (iii) a copy of the actuarial report, if required under ERISA, with respect to each such Company Plan for the last two years;

             (iv) a copy of the most recent Summary Plan Description, together with each Summary of Material Modifications, required under ERISA with respect to such Plan, and all material employee communications relating to such Company Plan;

             (v) if the Company Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement (including all amendments thereto) and the latest financial statements thereof;

             (vi) all material contracts relating to the Company Plans with respect to which the Company or any ERISA Affiliate may have any liability, including, without limitation, insurance contracts, investment management agreements, subscription and participation agreements and record keeping agreements; and

             (vii) the most recent determination letter received from the Internal Revenue Service (the "IRS") with respect to each Company Plan that is intended to be qualified under Section 401 of the Code.

          (c) Each of the Company Plans that is subject to ERISA is and has been in compliance with ERISA and the Code in all material respects; with respect to each of the Company Plans intended to be "qualified" within the meaning of Section 401(a) of the Code either (i) the Company reasonably believes that such Plan is so qualified or (ii) the Company has received a favorable opinion of qualified counsel or received a favorable determination letter from the IRS with respect to such qualification; no Company Plan has an accumulated or waived funding deficiency within the meaning of Section 412 of the Code; neither the Company nor any Company ERISA Affiliate has incurred, directly or indirectly, any material liability (including any material contingent liability) to or on account of a Company Plan pursuant to Title IV of ERISA; no proceedings have been instituted to terminate any Company Plan that is subject to Title IV of ERISA; no "reportable event," as such term is defined in Section 4043(b) of ERISA for which the thirty-day reporting requirement has not been waived, has occurred with respect to any Company Plan; and no condition exists that presents a material risk to the Company or any Company ERISA Affiliate of incurring a liability to the IRS, the Pension Benefit Guaranty Corporation (the "PBGC") or to any multiemployer plan (as defined in Section 3(37) of ERISA) other than payment of premiums pursuant to Title IV of ERISA.

          (d) The current value of the assets of each of the Company Plans that are subject to Title IV of ERISA, based upon the actuarial assumptions (to the extent reasonable) presently used for funding purposes in the most recent actuarial report prepared by such Company Plan's actuary with respect to such Company Plan, exceeds the present value of the accrued benefits under each such Company Plan; no Company Plan is a multiemployer pension plan (within the meaning of Section 4001(a)(3) of ERISA); no Company Plan is a multiple employer plan as defined in Section 413 of the Code; and all material contributions or other amounts payable by the Company as of the Effective Time with respect to each Company Plan in respect of current or prior plan years have been either paid or accrued on the balance sheet of the Company. To the knowledge of the Company, there are no material pending,

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

threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Company Plans or any trusts related thereto.

          (e) Neither the Company nor any Company ERISA Affiliate, nor any Company Plan, nor any trust created thereunder, nor any trustee or administrator thereof has engaged in a transaction in connection with which the Company or any Company ERISA Affiliate, any Company Plan, any such trust, or any trustee or administrator thereof, or any party dealing with any Company Plan or any such trust could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code which would result in a material liability to the Company. No Company Plan provides death or medical benefits (whether or not insured), with respect to current or former employees of the Company or any Company ERISA Affiliate beyond their retirement or other termination of service other than (i) coverage mandated by Applicable Law or (ii) death benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA).

     Section 3.19 Environmental Matters.

          (a) Definitions

             (i) "Cleanup" means all actions required to : (1) cleanup, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment; (2) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or welfare of the indoor or outdoor environment; (3) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (4) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor environment.

             (ii) "Environmental Claim" means any claim, action, cause of action, investigation or notice (written or oral) by any person or entity alleging potential liability (including, without limitation, potential liability for investigatory costs, Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, or Release into the indoor or outdoor environment, of any Hazardous Materials at any location, whether or not owned or operated by the Company or any of its Subsidiaries or Holdings or any of its Subsidiaries, as applicable, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

             (iii) "Environmental Laws" means all federal, state, local and foreign laws and regulations relating to pollution or protection of human health or the environment, including without limitation, laws relating to Releases or threatened Releases of Hazardous Materials into the indoor or outdoor environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, disposal, transport or handling of Hazardous Materials and all laws and regulations with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials, and all laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources.

             (iv) "Hazardous Materials" means "hazardous substance" (as defined by the Comprehensive Environmental Response, Compensation, and Liability Act, as amended), "hazardous waste" (as defined by the Resource Conservation and Recovery Act, as amended), pesticides, petroleum, crude oil or any fraction thereof, radioactive material, and any pollutant, oil, contaminant, hazardous, extremely hazardous, dangerous or toxic chemical, material, waste or any other substance within the meaning of any Environmental Law or which could pose a hazard to the environment or the health and safety of any person.

             (v) "Release" means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface

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

strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

          (b) Representations and Warranties

             (i) The Company and its Subsidiaries are in compliance in all material respects with all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by the Company and its Subsidiaries of all permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof), except for failures to comply which would not have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any communication (written or oral), whether from a governmental authority, citizens group, employee or otherwise, that alleges that the Company or any of its Subsidiaries is not in such compliance, and there are no past or present (or to the knowledge of the Company, future) actions, activities, circumstances conditions, events or incidents that may prevent or interfere with such compliance in the future. All Permits and other governmental authorizations currently held by the Company and its Subsidiaries pursuant to applicable Environmental Laws are identified in the Company Disclosure Schedule.

             (ii) No transfers of permits or other governmental authorizations under Environmental Laws, and no additional permits or other governmental authorizations under Environmental Laws, will be required to permit the Surviving Corporation to conduct its business in full compliance with all applicable Environmental Laws immediately following the Closing Date, as conducted by the Company and its Subsidiaries immediately prior to the Closing Date. To the extent that such transfers or additional permits and other governmental authorizations are required, the Company and its Subsidiaries agree to cooperate with Holdings to effect such transfers and obtain such permits and other governmental authorizations prior to the Closing Date, to the extent practicable and to the extent that such permits and governmental authorizations may be obtained or transferred pursuant to Applicable Law or regulation prior to the Closing Date; provided, however, that obtaining or transferring such permits and other governmental authorizations prior to the Closing Date shall not be a condition to Closing.

             (iii) There is no Environmental Claim pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or, to the knowledge of the Company, against any person or entity whose liability for any Environmental Claim the Company or any of its Subsidiaries have or may have retained or assumed either contractually or by operation of law which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

             (iv) To the knowledge of the Company, there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the Release, emission, discharge, presence or disposal of any Hazardous Material which could form the basis of any Environmental Claim against the Company or any of its Subsidiaries, or to the knowledge of the Company, against any person or entity whose liability for any Environmental Claim the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

             (v) The Company and its Subsidiaries have not, and to the knowledge of the Company, no other person has placed, stored, deposited, discharged, buried, dumped or disposed of Hazardous Materials or any other wastes produced by, or resulting from, any business, commercial or industrial activities, operations or processes, on, beneath or adjacent to any property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries, except for inventories of such substances to be used, and wastes generated therefrom, in the ordinary course of business of the Company and its Subsidiaries (which inventories and wastes, if any, were and are stored or disposed of in accordance with applicable Environmental Laws and in a manner such that there has been no

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

Release of any such substances into the indoor or outdoor environment), except where the Company and its Subsidiaries have failed to comply with Environmental Laws applicable to the above matters or have failed to store such inventories and wastes in a manner described above and such failures would not have, individually or in the aggregate, a Company Material Adverse Effect.

             (vi) The Company has delivered or otherwise made available for inspection to Holdings true, complete and correct copies and results of any reports, studies, analyses, tests or monitoring possessed or initiated by the Company or any of its Subsidiaries pertaining to Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries, or regarding the Company's or any of its Subsidiaries' compliance with applicable Environmental Laws.

             (vii) Without in any way limiting the generality of the foregoing, any properties currently owned, operated or leased by the Company and its Subsidiaries do not, to the knowledge of the Company, contain any: underground storage tanks; asbestos; polychlorinated biphenyls ("PCBs"); underground injection wells; radioactive materials; or septic tanks or waste disposal pits in which process wastewater or any Hazardous Materials have been discharged or disposed.

     Section 3.20 Labor Matters. Except as disclosed in the Company SEC Documents, neither the Company nor any of its Subsidiaries has any labor contracts, collective bargaining agreements or material employment or consulting agreements with any persons employed by the Company or any persons otherwise performing services primarily for the Company or any of its Subsidiaries (the "Company Business Personnel"). Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practice with respect to Company Business Personnel, and there is no unfair labor practice complaint pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries with respect to the Company Business Personnel which, in either such case, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in the Company SEC Documents, there is no labor strike, dispute, slowdown or stoppage pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has experienced any primary work stoppage or other labor difficulty involving its employees during the last three years, except for any of the foregoing which would not have a Company Material Adverse Effect.

     Section 3.21 Affiliate Transactions. Except as set forth or as disclosed in the Company SEC Documents or as contemplated by the transactions contemplated hereby, there are no material Contracts or other transactions between the Company or any of its Subsidiaries, on the one hand, and any (i) officer or director of the Company or any of its Subsidiaries, (ii) record or beneficial owner of five percent or more of the voting securities of the Company or (iii) affiliate (as such term is defined in Regulation 12b-2 promulgated under the Exchange Act) of any such officer, director or beneficial owner, on the other hand.

     Section 3.22 Opinion of Financial Advisor. The Company has received the oral opinion of Goldman, Sachs & Co. ("Goldman Sachs"), to the effect that the consideration to be received in the Merger by the holders of Company Common Stock is fair to such holders. A copy of the written opinion to be delivered by Goldman Sachs, which opinion shall be included in the Proxy Statement, shall be delivered to Holdings promptly after receipt by the Company. It is understood and agreed by the parties hereto that such opinion is provided by Goldman Sachs solely for the benefit of the Board of Directors of the Company and is not to be relied upon by Holdings or its Affiliates.

     Section 3.23 Brokers. Except for fees, commissions and expenses payable to its financial advisors, Goldman Sachs, pursuant to a letter agreement dated October 10, 1995 between the Company and Goldman Sachs, a copy of which has been furnished to Holdings, no broker, finder or financial advisor retained by the Company is entitled to any brokerage, finder's or other fee or commission from the Company or Holdings in connection with the transactions contemplated by this Agreement.

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

                                   ARTICLE IV

                   REPRESENTATIONS AND WARRANTIES OF HOLDINGS

     Except as set forth in the Holdings Disclosure Schedule delivered by Holdings to the Company at or prior to the execution of this Agreement (the "Holdings Disclosure Schedule") (each section of which qualifies the correspondingly numbered representation and warranty), Holdings represents and warrants to the Company as follows:

     Section 4.1 Organization and Good Standing. Holdings is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to carry on its business as it is now being conducted. Holdings is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a material adverse effect, individually or in the aggregate, on the business, financial condition or results of operations of Holdings and its Subsidiaries taken as a whole, or, if applicable, the ability of Holdings to consummate the Merger and the other transactions contemplated by this Agreement (a "Holdings Material Adverse Effect").

     Section 4.2 Certificate of Incorporation and By-Laws. Complete and correct copies of the Certificates of Incorporation and By-laws or equivalent organizational documents, each as amended to date, of Holdings and each of its Subsidiaries have been made available to the Company. The Certificates of Incorporation, By-laws and equivalent organizational documents of Holdings and each of its Subsidiaries are in full force and effect. Neither Holdings nor any of its Subsidiaries is in violation of any material provision of its Certificate of Incorporation, By-laws or equivalent organizational documents.

     Section 4.3 Capitalization.

          (a) As of the date hereof, (i) the authorized capital stock of Holdings consisted of 1,000,000 shares of Holdings Common Stock, par value of $0.01 per share, of which 379.6275 shares are issued and outstanding and no shares are held in the treasury of Holdings and (ii) the authorized capital stock of Motor Wheel Corporation, a Ohio corporation and wholly-owned subsidiary of Holdings ("MWC"), consists of (A) 2,500 shares of Common Stock, no par value ("MWC Common Stock"), of which 1,100 shares are issued and outstanding, and (B) 300,000 shares of MWC Preferred Stock, no par value ("MWC Preferred Stock"), of which no shares are issued and outstanding. All of the issued and outstanding shares of Holdings Common Stock and MWC Common Stock and Preferred Stock are validly issued, and are fully paid, nonassessable and free of preemptive rights.

          (b) Except as described in this Section 4.3 and as contemplated by this Agreement: (i) no shares of capital stock or other equity securities of Holdings or MWC are authorized, issued or outstanding, or reserved for issuance and there are no options, warrants or other rights (including registration rights), agreements, arrangements or commitments of any character to which Holdings or MWC or any of their respective Subsidiaries is a party relating to the issued or unissued capital stock or other equity interests of Holdings or MWC, requiring Holdings or MWC to grant, issue or sell any shares of the capital stock or other equity interests of Holdings or MWC or any of their respective Subsidiaries by sale, lease, license or otherwise; (ii) Holdings and MWC and any of their respective Subsidiaries have no obligation, contingent or otherwise, to repurchase, redeem or otherwise acquire any shares of the capital stock or other equity interests of Holdings or MWC or any of their respective Subsidiaries; (iii) none of Holdings or MWC or any of their respective Subsidiaries, directly or indirectly, owns, or has agreed to purchase or otherwise acquire, the capital stock or other equity interests of, or any interest convertible into or exchangeable or exercisable for such capital stock or such equity interests, of any corporation, partnership, joint venture or other entity which would be material in value to Holdings; and (iv) there are no voting trusts, proxies or other agreements or understandings to which Holdings or MWC or any of their respective Subsidiaries is a party or, to the knowledge of Holdings or MWC, is bound with respect to the voting of any shares of capital stock or other equity interests of Holdings or MWC or any of their respective Subsidiaries.

     Section 4.4 Holdings Subsidiaries. The Holdings Disclosure Schedule sets forth a list of each Holdings Subsidiary; its authorized, issued and outstanding capital stock or other equity interests; the percentage of such capital stock or other equity interests owned by Holdings or any Holdings Subsidiary, and the identity of such owner; the capital stock reserved for future issuance pursuant to outstanding options or other agreements; and the identity of all parties to any such option or other agreement. Each Subsidiary of Holdings is a corporation or partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each Subsidiary of Holdings has all requisite corporate power and authority to carry on its business as it is now being conducted. Each Subsidiary of Holdings is duly qualified as a foreign corporation or organization authorized to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Holdings Material Adverse Effect. All of the outstanding shares of capital stock or other ownership interests in each of Holdings' Subsidiaries have been validly issued, and are fully paid, nonassessable and are owned by Holdings or another Subsidiary of Holdings free and clear of all Liens, and are not subject to preemptive rights created by statute, such Subsidiary's respective Certificate of Incorporation or By-laws or equivalent organizational documents or any agreement to which such Subsidiary is a party.

     Section 4.5 Corporate Authority.

          (a) Holdings has the requisite corporate power and authority to execute and deliver this Agreement and, subject to the approval of Holdings' stockholders with respect to the Merger, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Holdings and the consummation by Holdings of the transactions contemplated hereby have been duly authorized by its Board of Directors and, except for the approval of Holdings' stockholders with respect to the Merger, no other corporate action on the part of Holdings is necessary to authorize the execution and delivery by Holdings of this Agreement and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Holdings and constitutes a valid and binding agreement of Holdings and is enforceable against Holdings in accordance with its terms, except that (i) such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws, now or hereafter in effect, relating to or limiting creditors' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defense, and to the discretion of the court before which any proceeding therefor may be brought. The preparation of the Proxy Statement and the Registration Statement to be filed with the SEC has been duly authorized by the Board of Directors of Holdings.

          (b) Prior to the execution and delivery of this Agreement, the Board of Directors of Holdings (at a meeting duly called and held) has (i) approved this Agreement and the Merger and the other transactions contemplated hereby, (ii) determined that the transactions contemplated hereby are fair to and in the best interests of the holders of Holdings Common Stock and (iii) except as may be required to comply with its fiduciary duties under Applicable Law as advised by counsel, determined to recommend this Agreement, the Merger and the other transactions contemplated hereby to Holdings' stockholders for approval and adoption at the stockholders meeting contemplated by Section 6.5(a) hereof. The affirmative vote of the holders of a majority of the outstanding shares of Holdings Common Stock are the only votes of the holders of any class or series of Holdings' capital stock necessary to approve the Merger.

     Section 4.6 Compliance with Applicable Law. Except as disclosed in the MWC SEC Documents (as hereinafter defined), (i) each of Holdings and its Subsidiaries holds, and is in compliance with the terms of, all permits, licenses, exemptions, orders and approvals of all Governmental Entities necessary for the conduct of their respective businesses ("Holdings Permits"), except for failures to hold or to comply with such permits, licenses, exemptions, orders and approvals which would not have a Holdings Material Adverse Effect, (ii) with respect to the Holdings permits, no action or proceeding is pending or, to the knowledge of Holdings, threatened and, to the knowledge of Holdings, no fact exists or event has occurred that would reasonably be expected to have a Holdings Material Adverse Effect, (iii) the business of Holdings and its Subsidiaries is being conducted in compliance with all Applicable Laws, except for violations or failures to so comply that would not have a Holdings Material Adverse Effect, and (iv) to the knowledge of Holdings, no investigation or review by any Governmental Entity with respect to Holdings or its Subsidiaries is pending or threatened, other than, in each case, those which would not reasonably be likely to have a Holdings Material Adverse Effect.

     Section 4.7 Non-contravention. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under any Contract applicable to Holdings or any of its Subsidiaries , or result in the creation of any Lien upon any of the properties or assets of Holdings or any of its Subsidiaries, (ii) conflict or result in any violation of any provision of the Certificate of Incorporation or By-Laws or other equivalent organizational document, in each case as amended, of Holdings or any of its Subsidiaries, (iii) subject to the governmental filings discussed in clause (i) of Section 4.8, conflict with or violate any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Holdings or any of its Subsidiaries or any of their respective properties or assets (except for any national or supranational Antitrust Laws as to which no representation or warranty is being made), other than, in the case of clauses
(i) and (iii), any such violations, conflicts, defaults, rights, losses or Liens that, individually or in the aggregate, would not have a Holdings Material Adverse Effect.

     Section 4.8 Government Approvals; Required Consents. No filing or registration with, or authorization, consent or approval of, any Governmental Entity is required by or with respect to Holdings or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Holdings or is necessary for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) except: (i) in connection, or in compliance, with the provisions of the HSR Act, the Securities Act, the Exchange Act, any state securities or "Blue Sky" law and any requirements of any foreign or supranational Antitrust Law, (ii) for the filing of a Certificate of Merger with the Secretary of State of the State of Delaware, (iii) such consents, approvals, authorizations, permits, filings and notifications listed in the Holdings Disclosure Schedule and (iv) such other consents, orders, authorizations, registrations, declarations and filings the failure of which to obtain or make would not, individually or in the aggregate, have a Holdings Material Adverse Effect.

     Section 4.9 SEC Documents and Other Reports. MWC has filed all documents required to be filed prior to the date hereof by it and its Subsidiaries with the SEC since January 1, 1993 (the "MWC SEC Documents"). As of their respective dates, or if amended as of the date of the last such amendment, the MWC SEC Documents complied, and all documents required to be filed by MWC with the SEC after the date hereof and prior to the Effective Time ("Subsequent MWC SEC Documents") will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and none of the MWC SEC Documents contained, and the Subsequent MWC SEC Documents will not contain, any untrue statement of a material fact or omitted, or will omit, to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading. The consolidated financial statements of MWC included in the MWC SEC Documents fairly present, and included in the Subsequent MWC SEC Documents will fairly present, the consolidated financial position of MWC and its consolidated Subsidiaries, as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). Since September 30, 1995, MWC has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as may be required by GAAP.

     Section 4.10 Absence of Certain Changes or Events. Except to the extent disclosed in the MWC SEC Documents filed with the SEC prior to the date of this Agreement, since September 30, 1995 Holdings and its Subsidiaries have conducted its businesses and operations in the ordinary and usual course consistent with past practice and there has not occurred (i) any event, condition or occurrence having or that would reasonably be

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

expected to have, individually or in the aggregate, a Holdings Material Adverse Effect; (ii) any damage, destruction or loss (whether or not covered by insurance) having or which would reasonably be expected to have, individually or in the aggregate, a Holdings Material Adverse Effect; (iii) any declaration, setting aside or payment of any dividend or distribution of any kind by Holdings or MWC on any class of its capital stock; and (iv) any event during the period from September 30, 1995 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.2 hereof.

     Section 4.11 Actions and Proceedings. Except as set forth in the MWC SEC Documents, there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against Holdings or any of its Subsidiaries, any of their properties, assets or business, or, to the knowledge of Holdings, any of Holdings' or its Subsidiaries' current or former directors or officers or any other person whom Holdings or any of its Subsidiaries has agreed to indemnify, as such, that would reasonably be expected to have, individually or in the aggregate, a Holdings Material Adverse Effect. Except as set forth in the MWC SEC Documents, there are no actions, suits or legal, administrative, regulatory or arbitration proceedings pending or, to the knowledge of Holdings, threatened against Holdings or any of its Subsidiaries, any of their properties, assets or business, or, to the knowledge of Holdings, any of Holdings' or its Subsidiaries' current or former directors or officers or any other person whom Holdings or any of its Subsidiaries has agreed to indemnify, as such, that relates to transactions contemplated by this Agreement or would reasonably be expected to have, individually or in the aggregate, a Holdings Material Adverse Effect.

     Section 4.12 Absence of Undisclosed Liabilities. Except for liabilities or obligations which are (i) accrued or reserved against in Holdings' consolidated financial statements (or reflected in the notes thereto) included in the MWC SEC Documents or (ii) disclosed in the Holdings SEC Documents, neither Holdings nor any of its Subsidiaries has any liabilities or obligations (including, without limitation, Tax liabilities) (whether absolute, accrued, contingent or otherwise) that were required to be set forth on a balance sheet which is prepared in conformance with GAAP, consistently applied, which (either individually or in the aggregate) would reasonably be expected to have a Holdings Material Adverse Effect.

     Section 4.13 Contracts. Each Contract entered into by Holdings is valid, binding and enforceable and in full force and effect, except where failure to be valid, binding and enforceable and in full force and effect would not reasonably be expected to have a Holdings Material Adverse Effect and there are no defaults thereunder, except those defaults that would not reasonably be expected to have a Holdings Material Adverse Effect. Except as set forth in the MWC SEC Documents, neither Holdings nor any of its Subsidiaries is a party to or bound by any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, Holdings or any such Subsidiary is entitled to conduct all or any material portion of the business of Holdings and its Subsidiaries taken as a whole.

     Section 4.14 Taxes. (a) Holdings and each of its Subsidiaries has timely filed, or been included in, all material Federal, state, local and foreign income, franchise, sales and other Tax Returns required to be filed by or with respect to Holdings or any of its Subsidiaries; (b) as of the time of filing, all such Tax Returns were true, correct and complete, in all material respects, and correctly reflected in all material respects the facts regarding the income, business, assets, operations, activities and status of Holdings and its Subsidiaries and any other material information required to be shown therein;
(c) Holdings and its Subsidiaries have timely paid to the appropriate taxing authority, or have made provision for, all material Taxes shown as due on such Tax Returns with respect to Holdings and any of its Subsidiaries; (d) the unpaid Taxes of Holdings and its Subsidiaries (x) do not, as of the date hereof, materially exceed the reserves for Taxes (other than reserves for deferred Taxes) reflected on the books and records of Holdings and its Subsidiaries and
(y) will not materially exceed that reserve as adjusted for operations and transactions through the Effective Time in accordance with GAAP and the past custom and practice of Holdings and its Subsidiaries; (e) neither Holdings nor any of its Subsidiaries has requested any extension of time within which to file or send any Tax Return, which Tax Return has not since been filed or sent; (f) no material deficiency for Taxes has been proposed, asserted or assessed against Holdings or any of its Subsidiaries (or any member of any affiliated or combined group of which Holdings or any of its Subsidiaries is or has been a member for which either Holdings or an of its

Subsidiaries could be liable) other than those Taxes being contested in good faith by appropriate proceedings and set forth in the Holdings Disclosure Schedule (which shall set forth the nature of the proceeding, the type of return, the deficiencies proposed, asserted or assessed and the amount thereof, and the taxable year in question); (g) to the knowledge of Holdings, no material issue has been raised during the past five years by any federal, state, local or foreign taxing authority which, if raised with regard to any other period not so examined, could reasonably be expected to result in a proposed material deficiency for any other period not so examined; (h) neither Holdings nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any Tax claims other than those being contested in good faith by appropriate proceedings; (i) neither Holdings nor any of its Subsidiaries is subject to liability for Taxes of any person (other than Holdings or its Subsidiaries) including, without limitation, liability arising from the application of U.S. Treasury regulation section 1.1502-6 or any analogous provision of state, local or foreign law; (j) neither Holdings nor any of its Subsidiaries is or has been a party to any tax sharing agreement with any corporation which is not currently a member of the affiliated group of which Holdings is currently a member; (k) neither Holdings nor any of its Subsidiaries is a party to any agreement, contract or arrangement that could result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code; (l) there are no liens for Taxes on any assets of Holdings or of any of its Subsidiaries (other than statutory liens for current Taxes not yet due); (m) Holdings and its Subsidiaries have withheld and paid (and until the Effective Time will withhold and pay) all income, social security, unemployment and all other material payroll Taxes required (including, without limitation, pursuant to Sections 1441 and 1442 of the Code or similar provisions under foreign law) to be withheld and paid in connection with amounts paid to any employee, independent contractor, creditor, stockholder or other third party; and (n) neither Holdings nor any of its Subsidiaries has participated in, or cooperated with, an international boycott within the meaning of Section 999 of the Code. Neither Holdings nor any of its Subsidiaries has made an election under Section 341(f) of the Code.

     Section 4.15 Title to Properties; Encumbrances.

          (a) Except as described in the following sentence, each of Holdings and its Subsidiaries has good, valid and, in the case of real property, marketable title to, or a valid leasehold interest in, all of its material properties and assets (real, personal, tangible and intangible), including, without limitation, all such properties and assets reflected in the consolidated balance sheet of MWC and its Subsidiaries as of September 30, 1995 included in the MWC SEC Documents (except for properties and assets disposed of in the ordinary course of business and consistent with past practices since September 30, 1995), except for such title or interest the failure of which to have would not have, individually or in the aggregate, a Holdings Material Adverse Effect. None of such properties or assets are subject to any Liens (whether absolute, accrued, contingent or otherwise), except (i) as set forth in the MWC SEC Documents or (ii) imperfections of title and Liens, if any, which do not materially detract from the value of the property or assets subject thereto and do not materially impair the business or operations of Holdings and its Subsidiaries taken as a whole.

          (b) Each of Holdings and its Subsidiaries has complied with the terms of all leases to which it is a party and under which it is in occupancy, and all such leases are in full force and effect except for failures to comply or be in full force and effect which would not have, individually or in the aggregate, a Holdings Material Adverse Effect.

     Section 4.16 Intellectual Property. The Holdings Disclosure Schedule, Holdings and its Subsidiaries own or have a valid license to use all inventions, patents, trademarks, service marks, trade names, copyrights, trade secrets, technology and know-how, software and other intellectual property rights (collectively, the "Holdings Intellectual Property") necessary to carry on their respective businesses as currently conducted; and neither Holdings nor any such Subsidiary has received any notice of infringement of or conflict with, and, to Holdings' knowledge, there are no infringements of or conflicts with, the rights of others with respect to the use of any of the Holdings Intellectual Property that, in either such case, has had or would reasonably be expected to have, individually or in the aggregate, a Holdings Material Adverse Effect.

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

     Section 4.17 Information in Disclosure Documents and Registration Statement. None of the information supplied or to be supplied by Holdings for inclusion in (i) the Registration Statement or (ii) the Proxy Statement will, in the case of the Registration Statement, at the time it becomes effective or, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the initial mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the meeting of stockholders of Holdings and the Company to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement, as of its effective date, will comply (with respect to information relating to Holdings) as to form in all material respects with the requirements of the Securities Act, and the rules and regulations promulgated thereunder, and as of the date of its initial mailing and as of the date of Holdings' stockholders' meeting, the Proxy Statement will comply (with respect to information relating to Holdings) as to form in all material respects with the applicable requirements of the Exchange Act, and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, Holdings makes no representations with respect to any statement in the foregoing documents based upon information supplied by the Company for inclusion therein.

     Section 4.18 Employee Benefit Plans; ERISA.

          (a) The Holdings Disclosure Schedule sets forth a list of each of the bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance or termination pay, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension, or retirement plan, program, arrangement or agreement that is maintained or contributed to, or was maintained or contributed to at any time on or after January 1, 1993, by Holdings or by any trade or business, whether or not incorporated, which together with Holdings would be deemed a "single employer" within the meaning of Section 4001 of ERISA (each, a "Holdings ERISA Affiliate") for the benefit of any employee or former employee of Holdings or any Holdings ERISA Affiliate, whether formal or informal and whether legally binding or not, in connection with which Holdings would have liability (the "Holdings Plans"). Neither Holdings nor any Holdings ERISA Affiliate has any formal plan or commitment, whether legally binding or not, to create any additional Holdings Plan or modify or change any existing Holdings Plan in a way that would affect any employee or former employee of Holdings or any Holdings ERISA Affiliate.

          (b) With respect to each of Holdings Plans, Holdings has heretofore delivered or made available to the Company true and complete copies of each of the following documents:

             (i) a copy of the Holdings Plan (including all amendments thereto);

             (ii) a copy of the annual report, if required under ERISA, with respect to each such Holdings Plan for the last two years;

             (iii) a copy of the actuarial report, if required under ERISA, with respect to each such Holdings Plan for the last two years;

             (iv) a copy of the most recent Summary Plan Description, together with each Summary of Material Modifications, required under ERISA with respect to such Plan, and all material employee communications relating to such Holdings Plan;

             (v) if the Holdings Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement (including all amendments thereto) and the latest financial statements thereof;

             (vi) all material contracts relating to the Holdings Plans with respect to which Holdings or any ERISA Affiliate may have any liability, including, without limitation, insurance contracts, investment management agreements, subscription and participation agreements and record keeping agreements; and

             (vii) the most recent determination letter received from the IRS with respect to each Holdings Plan that is intended to be qualified under Section 401 of the Code.

          (c) Each of the Holdings Plans that is subject to ERISA is and has been in compliance with ERISA and the Code in all material respects; with respect to each of the Holdings Plans intended to be "qualified" within the meaning of Section 401(a) of the Code either (i) Holdings reasonably believes such Plan is so qualified or (ii) Holdings has received a favorable opinion of qualified counsel or received a favorable determination letter from the IRS with respect to such qualification; no Holdings Plan has an accumulated or waived funding deficiency within the meaning of Section 412 of the Code; neither Holdings nor any Holdings ERISA Affiliate has incurred, directly or indirectly, any material liability (including any material contingent liability) to or on account of a Holdings Plan pursuant to Title IV of ERISA; no proceedings have been instituted to terminate any Holdings Plan that is subject to Title IV of ERISA; no "reportable event," as such term is defined in Section 4043(b) of ERISA for which the 30 day reporting requirement has not been waived, has occurred with respect to any Holdings Plan; and no condition exists that presents a material risk to Holdings or any Holdings ERISA Affiliate of incurring a liability to the IRS, the PBGC or to any multiemployer plan (as defined in Section 3(37) of ERISA) other than payment of premiums pursuant to Title IV of ERISA.

          (d) The current value of the assets of each of the Holdings Plans that are subject to Title IV of ERISA, based upon the actuarial assumptions (to the extent reasonable) presently used for funding purposes in the most recent actuarial report prepared by such Holdings Plan's actuary with respect to such Holdings Plan, exceeds the present value of the accrued benefits under each such Holdings Plan; no Holdings Plan is a multiemployer pension plan (within the meaning of Section 4001(a)(3) of ERISA); no Holdings Plan is a multiple employer plan as defined in Section 413 of the Code; and all material contributions or other amounts payable by Holdings as of the Effective Time with respect to each Holdings Plan in respect of current or prior plan years have been either paid or accrued on the balance sheet of Holdings. To the knowledge of Holdings, there are no material pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Holdings Plans or any trusts related thereto.

          (e) Neither Holdings nor any Holdings ERISA Affiliate, nor any Holdings Plan, nor any trust created thereunder, nor any trustee or administrator thereof has engaged in a transaction in connection with which Holdings or any Holdings ERISA Affiliate, any Holdings Plan, any such trust, or any trustee or administrator thereof, or any party dealing with any Holdings Plan or any such trust could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code which would result in a material liability to Holdings. No Holdings Plan provides death or medical benefits (whether or not insured), with respect to current or former employees of Holdings or any Holdings ERISA Affiliate beyond their retirement or other termination of service other than (i) coverage mandated by Applicable Law or (ii) death benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA).

     Section 4.19 Environmental Matters.

          (a) Holdings and its Subsidiaries are in compliance in all material respects with all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by Holdings and its Subsidiaries of all permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof), except for failures to comply which would not have, individually or in the aggregate, a Holdings Material Adverse Effect. Neither Holdings nor any of its Subsidiaries has received any communication (written or oral), whether from a governmental authority, citizens group, employee or otherwise, that alleges that Holdings or any of its Subsidiaries is not in such compliance, and there are no past or present (or to the knowledge of Holdings, future) actions, activities, circumstances conditions, events or incidents that may prevent or interfere with such compliance in the future. All Permits and other governmental authorizations currently held by Holdings and its Subsidiaries pursuant to applicable Environmental Laws are identified in the Holdings Disclosure Schedule.

          (b) No transfers of permits or other governmental authorizations under Environmental Laws, and no additional permits or other governmental authorizations under Environmental Laws, will be required

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

to permit the Surviving Corporation to conduct its business in full compliance with all applicable Environmental Laws immediately following the Closing Date, as conducted by Holdings and its Subsidiaries immediately prior to the Closing Date. To the extent that such transfers or additional permits and other governmental authorizations are required, Holdings and its Subsidiaries agree to cooperate with the Company to effect such transfers and obtain such permits and other governmental authorizations prior to the Closing Date, to the extent practicable and to the extent that such permits and governmental authorizations may be transferred or obtained pursuant to Applicable Law or regulation prior to the Closing Date; provided, however, that transferring or obtaining such permits and other governmental authorizations prior to the Closing Date shall not be a condition to Closing.

          (c) There is no Environmental Claim pending or, to the knowledge of Holdings, threatened against Holdings or any of its Subsidiaries or, to the knowledge of Holdings, against any person or entity whose liability for any Environmental Claim Holdings or any of its Subsidiaries have or may have retained or assumed either contractually or by operation of law which would reasonably be expected to have, individually or in the aggregate, a Holdings Material Adverse Effect.

          (d) To the knowledge of Holdings there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the Release, emission, discharge, presence or disposal of any Hazardous Material which could form the basis of any Environmental Claim against Holdings or any of its Subsidiaries, or to the knowledge of Holdings, against any person or entity whose liability for any Environmental Claim Holdings or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law which would reasonably be expected to have, individually or in the aggregate, a Holdings Material Adverse Effect.

          (e) Holdings and its Subsidiaries have not, and to the knowledge of Holdings, no other person has placed, stored, deposited, discharged, buried, dumped or disposed of Hazardous Materials or any other wastes produced by, or resulting from, any business, commercial or industrial activities, operations or processes, on, beneath or adjacent to any property currently or formerly owned, operated or leased by Holdings or any of its Subsidiaries, except for inventories of such substances to be used, and wastes generated therefrom, in the ordinary course of business of Holdings and its Subsidiaries (which inventories and wastes, if any, were and are stored or disposed of in accordance with applicable Environmental Laws and in a manner such that there has been no Release of any such substances into the indoor or outdoor environment), except where Holdings and its Subsidiaries have failed to comply with Environmental Laws applicable to the above matters or have failed to store such inventories and wastes in a manner described above and such failures would not have, individually or in the aggregate, a Holdings Material Adverse Effect.

          (f) Holdings has delivered or otherwise made available for inspection to the Company true, complete and correct copies and results of any reports, studies, analyses, tests or monitoring possessed or initiated by Holdings or any of its Subsidiaries pertaining to Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by Holdings or any of its Subsidiaries, or regarding Holdings' or any of its Subsidiaries' compliance with applicable Environmental Laws.

          (g) Without in any way limiting the generality of the foregoing, any properties currently owned, operated or leased by Holdings and its Subsidiaries do not, to the knowledge of Holdings, contain any: underground storage tanks; asbestos; PCBs; underground injection wells; radioactive materials; or septic tanks or waste disposal pits in which process wastewater or any Hazardous Materials have been discharged or disposed.

     Section 4.20 Labor Matters. Except as disclosed in the MWC SEC Documents, neither Holdings nor any of its Subsidiaries has any labor contracts, collective bargaining agreements or material employment or consulting agreements with any persons employed by Holdings or any persons otherwise performing services primarily for Holdings or any of its Subsidiaries (the "Holdings Business Personnel"). Neither Holdings nor any of its Subsidiaries has engaged in any unfair labor practice with respect to Holdings Business Personnel, and there is no unfair labor practice complaint pending or, to the knowledge of Holdings, threatened, against

Holdings or any of its Subsidiaries with respect to Holdings Business Personnel which, in either such case, would reasonably be expected to have, individually or in the aggregate, a Holdings Material Adverse Effect. Except as set forth in the MWC SEC Documents, there is no labor strike, dispute, slowdown or stoppage pending or, to the knowledge of Holdings, threatened against Holdings or any of its Subsidiaries, and neither Holdings nor any of its Subsidiaries has experienced any primary work stoppage or other material labor difficulty involving its employees during the last three years, except for any of the foregoing which would not have a Holdings Material Adverse Effect.

     Section 4.21 Affiliate Transactions. Except as set forth or as disclosed in the MWC SEC Documents or as contemplated by the transactions contemplated hereby, there are no material Contracts or other transactions between Holdings or any of its Subsidiaries, on the one hand, and any (i) officer or director of Holdings or any of its Subsidiaries, (ii) record or beneficial owner of five percent or more of the voting securities of Holdings or (iii) affiliate (as such term is defined in Regulation 12b-2 promulgated under the Exchange Act) of any such officer, director or beneficial owner, on the other hand.

     Section 4.22 Financing.

          (a) Holdings and the Company have previously received a letter from Canadian Imperial Bank of Commerce and Merrill Lynch Capital Corporation (the "Bank Commitment Letter") confirming their commitment, subject to the terms and conditions thereof, to lend up to $645 million to the Company. The proceeds from the financing pursuant to the Bank Commitment Letter may be used by the Company for purposes of, among other things, consummating the Merger and the transactions contemplated hereby, refinancing outstanding indebtedness of Holdings and the Company and providing working capital to the Company. Holdings and the Company have received Subscription Agreements (together with the Bank Commitment Letter, the "Financing Commitments") providing for subscriptions, subject to the terms and conditions thereof, to purchase an aggregate of 200,000 shares of Company Preferred Stock and warrants to purchase 150,000 shares of New Company Common Stock for an aggregate subscription price of $200 million. A true and complete copy of the Financing Commitments have been delivered to the Company.

          (b) At the Effective Time, the borrowings available to the Company pursuant to the Bank Commitment Letter, together with the amounts subscribed to purchase Company Preferred Stock pursuant to the Subscription Agreements and $200 million of subordinated indebtedness (the "Subordinated Debt") to be issued by the Company in a public offering or private placement, will be sufficient to consummate the Merger and the transactions contemplated hereby on the terms contemplated hereby and to pay all expenses to be incurred by Holdings and the Company in connection with the transactions contemplated by this Agreement. Nothing contained herein shall preclude Holdings from causing the Company to (i) incur an additional $50 million of senior debt or subordinated debt or (ii) substitute an equal amount of senior debt for subordinated debt or subordinated debt for senior debt if to do so, in Holdings' reasonable judgement, would be in the best interests of the Company and Holdings.

          (c) As of the date hereof, Holdings, based on conditions that are now prevailing and that have been brought to Holdings' attention, knows of no circumstance or condition that it expects will prevent the availability at the Closing of the requisite financing to consummate the transactions contemplated by this Agreement on the terms set forth herein, as provided in the Financing Commitments. In the event any or all of the borrowings or amounts subscribed pursuant to the Financing Commitments or to be made available pursuant to the Subordinated Debt are unavailable for any reason in amounts sufficient to permit consummation of the Merger under the terms of this Agreement, Holdings will use its best efforts to obtain replacement financing from alternative sources on terms and conditions that are commercially reasonable.

     Section 4.23 Brokers. No broker, finder or financial adviser is entitled to any brokerage, finder's or other fee or commission from the Company or Holdings in connection with the transactions contemplated by this Agreement.

     Section 4.24 Holdings Not an Interested Stockholder. As of the date of this Agreement, neither Holdings nor any of its affiliates is an "Interested Stockholder" of the Company as such term is defined in Section 203 of the DGCL.

                                   ARTICLE V

                     CONDUCT OF BUSINESS PENDING THE MERGER

     Section 5.1 Conduct of Business by the Company Pending the Merger. Prior to the Effective Time, unless Holdings shall otherwise agree in writing (which agreement shall not be unreasonably withheld and shall be deemed made if given by the Chief Executive Officer or any director of Holdings), or as otherwise expressly contemplated by this Agreement, including, without limitation, Article III hereof, or as set forth in Section 5.1 of the Company Disclosure Schedule, the Company shall conduct, and cause each of its Subsidiaries to conduct, its business only in the ordinary and usual course consistent with past practice, and the Company shall use, and cause each of its Subsidiaries to use, its reasonable best efforts to preserve intact the present business organization, keep available the services of its present officers and key employees, and preserve their existing business relationships. Without limiting the generality of the foregoing, unless Holdings shall otherwise agree in writing (which agreement shall not be unreasonably withheld and shall be deemed made if given by the Chief Executive Officer or any director of Holdings), or as otherwise expressly contemplated by this Agreement, including, without limitation, Article III hereof, or as set forth in Section 5.1 of the Company Disclosure Schedule, prior to the Effective Time the Company shall not, nor shall it permit any of its Subsidiaries to:

          (a)(i) amend its Certificate of Incorporation, as amended, By-Laws or other organizational documents, (ii) split, combine or reclassify any shares of its outstanding capital stock, (iii) declare, set aside or pay any dividend (other than its normal quarterly cash dividend not exceeding $.015 per share) or other distribution payable in cash, stock or property, or (iv) directly or indirectly redeem or otherwise acquire any shares of its capital stock or shares of the capital stock of any of its Subsidiaries (except to the extent required by Applicable Law with respect to director's qualifying shares);

          (b) authorize for issuance, issue (except upon the exercise of outstanding stock options) or sell or agree to issue or sell any shares of, or rights to acquire or convertible into any shares of, its capital stock or shares of the capital stock of any of its Subsidiaries (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), except for the granting of options pursuant to the Company's 1992 Stock Incentive Plan, as in effect on the date hereof, to current or new employees in the ordinary course of business and consistent with past practice;

          (c)(i) merge, combine or consolidate with another entity, (ii) acquire or purchase an equity interest in or a substantial portion of the assets of another corporation, partnership or other business organization or otherwise acquire any assets outside the ordinary course of business and consistent with past practice or otherwise enter into any material contract, commitment or transaction outside the ordinary course of business and consistent with past practice or (iii) sell, lease, license, waive, release, transfer, encumber or otherwise dispose of any of its material assets outside the ordinary course of business and consistent with past practice;

          (d)(i) incur, assume or prepay any material indebtedness or any other material liabilities other than in each case in the ordinary course of business and consistent with past practice, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person other than a Subsidiary of the Company, in each case other than in the ordinary course of business and consistent with past practice or (iii) make any loans, advances or capital contributions to, or investments in, any other person, other than to any Subsidiary of the Company;

          (e) pay, satisfy, discharge or settle any material claim, liabilities or obligations (absolute, accrued, contingent or otherwise), other than in the ordinary course of business and consistent with past practice or pursuant to mandatory terms of any Company Contract in effect on the date hereof;

          (f) modify or amend, or waive any benefit of, any non-competition agreement to which the Company or any of its Subsidiaries is a party;

          (g) authorize or make capital expenditures in excess of $2,000,000 individually, or in excess of $5,000,000 in the aggregate, except with respect to those already committed or those included in the Company's 1996 budget as previously provided to Holdings;

          (h) permit any insurance policy naming the Company or any Subsidiary of the Company as a beneficiary or a loss payee to be cancelled or terminated other than in the ordinary course of business;

          (i)(i) adopt, enter into, terminate or amend in any material respect (except as may be required by Applicable Law) any plan for the current or future benefit or welfare of any director or officer, (ii) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee (except for normal increases in salaried compensation and bonuses and payment of bonuses, in each case in the ordinary course of business and consistent with past practice or as otherwise approved by the Compensation Committee of the Company's Board of Directors in an aggregate amount not in excess of the amount set forth in
     Section 5.1 the Company Disclosure Schedule) or (iii) take any action to fund or in any other way secure, or to accelerate or otherwise remove restrictions with respect to, the payment of compensation or benefits under any employee plan, agreement, contract, arrangement or other Company Plan other than in the ordinary course of business;

          (j) make any material change in its accounting or tax policies or procedures, except as required by law or to comply with GAAP; or

          (k) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

     Section 5.2 Conduct of Business by Holdings Pending the Merger. Prior to the Effective Time, unless the Company shall otherwise agree in writing (which agreement shall not be unreasonably withheld and shall be deemed made if given by the Chief Executive Officer of the Company), or as otherwise expressly contemplated by this Agreement, including, without limitation, Article III hereof, or as set forth in Section 5.2 of the Holdings Disclosure Schedule, Holdings shall conduct, and cause each of its Subsidiaries to conduct, its business only in the ordinary and usual course consistent with past practice, and Holdings shall use, and cause each of its Subsidiaries to use, its reasonable best efforts to preserve intact the present business organization, keep available the services of its present officers and key employees, and preserve their existing business relationships. Without limiting the generality of the foregoing, unless the Company shall otherwise agree in writing (which agreement shall not be unreasonably withheld and shall be deemed made if given by the Chief Executive Officer of the Company), or as otherwise expressly contemplated by this Agreement, including, without limitation, Article III hereof, or as set forth in Section 5.2 of the Holdings Disclosure Schedule, prior to the Effective Time Holdings shall not, nor shall it permit any of its Subsidiaries to:

          (a)(i) amend its Certificate of Incorporation, as amended, By-Laws or other organizational documents, (ii) split, combine or reclassify any shares of its outstanding capital stock, (iii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property, or
     (iv) directly or indirectly redeem or otherwise acquire any shares of its capital stock or shares of the capital stock of any of its Subsidiaries (except to the extent required by Applicable Law with respect to redeeming director's qualifying shares);

          (b) authorize for issuance, issue (except upon the exercise of outstanding stock options) or sell or agree to issue or sell any shares of, or rights to acquire or convertible into any shares of, its capital stock or shares of the capital stock of any of its Subsidiaries (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise);

          (c)(i) merge, combine or consolidate with another entity, (ii) acquire or purchase an equity interest in or a substantial portion of the assets of another corporation, partnership or other business organization or otherwise acquire any assets outside the ordinary course of business and consistent with past practice or otherwise enter into any material contract, commitment or transaction outside the ordinary course of business and consistent with past practice or (iii) sell, lease, license, waive, release, transfer, encumber or otherwise dispose of any of its material assets outside the ordinary course of business and consistent with past practice;

          (d)(i) incur, assume or prepay any material indebtedness or any other material liabilities other than in each case in the ordinary course of business and consistent with past practice, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person other than a Subsidiary of Holdings, in each case other than in the ordinary course of business and consistent with past practice or (iii) make any loans, advances or capital contributions to, or investments in, any other person, other than to any Subsidiary of Holdings;

          (e) pay, satisfy, discharge or settle any material claim, liabilities or obligations (absolute, accrued, contingent or otherwise), other than in the ordinary course of business and consistent with past practice or pursuant to mandatory terms of any Holdings Contract in effect on the date hereof;

          (f) modify or amend, or waive any benefit of, any non-competition agreement to which Holdings or any of its Subsidiaries is a party;

          (g) authorize or make capital expenditures in excess of $2,000,000 individually, or in excess of $5,000,000 in the aggregate, except with respect to those already committed or those included in Holdings' 1996 budget as previously provided to the Company;

          (h) permit any insurance policy naming Holdings or any Subsidiary of Holdings as a beneficiary or a loss payee to be cancelled or terminated other than in the ordinary course of business;

          (i)(i) adopt, enter into, terminate or amend in any material respect (except as may be required by Applicable Law) any plan for the current or future benefit or welfare of any director or officer, (ii) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee (except for normal increases in salaried compensation and bonuses and payment of bonuses, in each case in the ordinary course of business and consistent with past practice or as otherwise approved by the Compensation Committee of Holdings' Board of Directors in an aggregate amount not in excess of the amount set forth in
     Section 5.2 the Holdings Disclosure Schedule) or (iii) take any action to fund or in any other way secure, or to accelerate or otherwise remove restrictions with respect to, the payment of compensation or benefits under any employee plan, agreement, contract, arrangement or other Holdings Plan other than in the ordinary course of business;

          (j) make any material change in its accounting or tax policies or procedures, except as required by law or to comply with GAAP; or

          (k) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

     Section 6.1 Access and Information. Each party hereto shall (and shall cause its Subsidiaries and its and their respective officers, directors, employees, auditors and agents to) afford to the other party and to such other party's officers, employees, financial advisors, legal counsel, accountants, consultants and other representatives (except to the extent not permitted under Applicable Law as advised by counsel and except as may be limited by any confidentiality obligation contained in any contract with a third party) reasonable access during normal business hours throughout the period prior to the Effective Time to all of its books and records and its properties, plants and personnel and, during such period, shall furnish promptly to the other party a copy of each report, schedule and other document filed or received by it pursuant to the requirements of federal securities laws. Unless otherwise required by law, each party hereto agrees that it shall hold in confidence all non-public information so acquired in accordance with the terms of the confidentiality agreements between the Company and Holdings, dated November 9, 1995 and between JLL and the Company dated October 27, 1995.

     Section 6.2 No Solicitation.

          (a) Prior to the Effective Time, the Company agrees that neither it, any of its respective Subsidiaries or affiliates, nor any of the respective directors, officers, employees, agents or representatives of the foregoing, will, directly or indirectly, (i) solicit or initiate (including by way of furnishing or disclosing non-public information) any inquiries or the making of any proposal with respect to any merger, consolidation or other business combination involving the Company or any Subsidiary of the Company or the acquisition of all or any significant part of the assets or capital stock of the Company or any Subsidiary of the Company (an "Acquisition Transaction") or (ii) negotiate, explore or otherwise engage in discussions with any person (other than Holdings and its representatives) with respect to any Acquisition Transaction, or which may reasonably be expected to lead to a proposal for an Acquisition Transaction or enter into any agreement, arrangement or understanding with respect to any such Acquisition Transaction or which would require it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement; provided, however, that, the Company may, in response to an unsolicited written proposal from a third party regarding a Superior Proposal (as hereinafter defined), furnish information to, negotiate or otherwise engage in discussions with such third party, if the Board of Directors of the Company determines in good faith, after consultation with its financial advisors and based upon the advice of outside counsel that such action is required for the Board of Directors to comply with its fiduciary duties under Applicable Law.

          (b) Except as may be required pursuant to the fiduciary duties of the Company's Board of Directors under Applicable Law, the Company agrees that, as of the date hereof, it, its Subsidiaries and affiliates, and the respective directors, officers, employees, agents and representatives of the foregoing, shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person (other than Holdings and its representatives) conducted heretofore with respect to any Acquisition Transaction. The Company agrees to promptly advise Holdings of any inquiries or proposals received by, any such information requested from, or any negotiations or discussions sought to be initiated or continued with, the Company, its Subsidiaries or affiliates, or any of the respective directors, officers, employees, agents or representatives of the foregoing, in each case from a person (other than Holdings and its representatives) with respect to an Acquisition Transaction, and the terms thereof, including the identity of such third party and the general terms of any financing arrangement or commitment in connection with such Acquisition Transaction, and, except as may otherwise be required pursuant to the fiduciary duties of the Company's Board of Directors under Applicable Law, to update on an ongoing basis or upon Holdings' reasonable request, the status thereof, as well as any actions taken or other developments pursuant to this Section 6.2. As used herein, "Superior Proposal" means a bona fide, written and unsolicited proposal or offer made by any person (or group) (other than Holdings or any of its Subsidiaries) with respect to an Acquisition Transaction (i) on terms which the Board of Directors of the Company determines in good faith, and in the exercise of reasonable judgment (based on the advice of independent financial advisors and legal counsel), to be more favorable to the Company and its stockholders than the transactions contemplated hereby (including taking into account the financing thereof).

     Section 6.3 Third-Party Standstill Agreements. During the period from the date of this Agreement through the Effective Time, except to the extent the Board of Directors of the Company determines in good faith in consultation with outside counsel, that such action is required for the Board of Directors to comply with its fiduciary duties under Applicable Law, the Company shall not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party.

     Section 6.4 Registration Statement. As promptly as practicable, Holdings and the Company shall in consultation with each other prepare and file with the SEC the Proxy Statement in preliminary form. Each of the Company and Holdings shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC and the Registration Statement declared effective as soon as practicable. The Company shall furnish

Holdings with all information concerning the Company and the holders of its capital stock and shall take such other action Holdings may reasonably request in connection with the Registration Statement and the issuance of shares of New Company Common Stock. If at any time prior to the Effective Time any event or circumstance relating to the Company, any Subsidiary of the Company or Holdings, any of their respective Subsidiaries, or their respective officers or directors, should be discovered by such party which should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement, such party shall promptly inform the other thereof and take appropriate action in respect thereof.

     Section 6.5 Proxy Statements; Stockholder Approvals.

          (a) The Company, acting through its Board of Directors, shall, subject to and in accordance with Applicable Law and its Certificate of Incorporation, as amended, and its By-Laws, promptly and duly call, give notice of, convene and hold as soon as practicable following the date upon which the Registration Statement becomes effective a meeting of the holders of Company Common Stock for the purpose of voting to approve and adopt this Agreement and the transactions contemplated hereby, and, (i) except as required to comply with the fiduciary duties of the Board of Directors as advised by outside counsel, recommend approval and adoption of this Agreement and the transactions contemplated hereby, by the stockholders of the Company and include in the Proxy Statement such recommendation and (ii) except as required to comply with the fiduciary duties of the Board of Directors as advised by outside counsel, take all reasonable action to solicit and obtain such approval. Holdings, acting through its Board of Directors, shall, subject to and in accordance with Applicable Law and its Certificate of Incorporation, as amended, and its By-Laws, promptly and duly call, give notice of, convene and hold as soon as practicable following the date upon which the Registration Statement becomes effective a meeting of the holders of Holdings Common Stock for the purpose of voting to approve and adopt this Agreement and the transactions contemplated hereby, and, (i) except as required to comply with the fiduciary duties of the Board of Directors of Holdings as advised by outside counsel, recommend approval and adoption of this Agreement and the transactions contemplated hereby, by the stockholders of Holdings and include in the Proxy Statement such recommendation and (ii) except as required to comply with the fiduciary duties of the Board of Directors of Holdings as advised by outside counsel, take all reasonable action to solicit and obtain such approval.

          (b) Each of Holdings and the Company, as promptly as practicable (or with such other timing as they mutually agree), shall cause the definitive Proxy Statement to be mailed to their respective stockholders.

     Section 6.6 Compliance with the Securities Act.

          (a) At least 30 days prior to the Effective Time, the Company shall cause to be delivered to Holdings a list identifying all persons who are "Affiliates" as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (such person with respect to any party hereto, collectively the "Affiliates") of the Company.

          (b) The Company shall use its reasonable best efforts to cause each person who is identified as one of its Affiliates in its list referred to in Section 6.6(a) above to deliver to Holdings, at least 10 days prior to the Effective Time, a written agreement, in the form attached hereto as Exhibit J.

          (c) At least 30 days prior to the Effective Time, Holdings shall cause to be delivered to the Company a list identifying all persons who are Affiliates of Holdings.

          (d) Holdings shall use its reasonable best efforts to cause each person who is identified as one of its Affiliates in its list referred to in Section 6.6(c) above to deliver to the Company, at least 10 days prior to the Effective Time, a written agreement, in the form attached hereto as Exhibit K.

     Section 6.7 Reasonable Best Efforts.

          (a) Subject to the terms and conditions herein provided and applicable legal requirements, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, consistent with the fiduciary duties of its Board of Directors, and to assist and cooperate with the other parties hereto in doing, as promptly as practicable, all things necessary, proper or advisable under applicable laws and regulations to ensure that the conditions set forth in Article VII are satisfied and to consummate and make effective the transactions contemplated by this Agreement.

          (b) Each of the parties will use its reasonable best efforts to obtain as promptly as practicable all consents, waivers, approvals, authorizations or permits of, or registration or filing with or notification to (any of the foregoing being a "Consent"), of any Governmental Entity or any other person required in connection with, and waivers of any violations, defaults or breaches that may be caused by, the consummation of the transactions contemplated by this Agreement.

          (c) In furtherance and not in limitation of the foregoing, Holdings shall use its best efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade regulatory laws, rules or regulations of any domestic or foreign government or governmental authority or any multinational authority ("Antitrust Laws"); provided, however, that neither Holdings nor the Company shall be required to dispose of any assets, or commit to any divestiture transaction, which in Holdings' reasonable judgment would reasonably be expected to cause a material adverse effect on the business, results of operations or financial condition of the Company and Holdings and their respective Subsidiaries taken as a whole or materially limit the ability of the Surviving Corporation to operate its business following the Closing.

          (d) Each party hereto shall promptly inform the other of any material communication from the United States Federal Trade Commission, the Department of Justice, the European Economic Area or any other Governmental Entity regarding any of the transactions contemplated by this Agreement. If any party or any affiliate thereof receives a request for additional information or documentary material from any such government or authority with respect to the transactions contemplated by this Agreement, then such party will cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. Holdings will advise the Company promptly in respect of any understandings, undertakings or agreements (oral or written) which Holdings proposes to make or enter into with the Federal Trade Commission, the Department of Justice, the European Economic Area or any other Governmental Entity in connection with the transactions contemplated by this Agreement.

          (e) From and after the date of this Agreement, and through the Effective Time, the Company and Holdings shall cause their respective employees, accountants, counsel and other representatives to reasonably cooperate with each other and the employees, accountants, counsel and other representatives in carrying out the transactions contemplated in this Agreement and in delivering all documents and instruments deemed reasonably necessary by Holdings (including providing standard accountants' "comfort" letters and legal opinions and otherwise cooperating and assisting in satisfying the conditions to the Financing Commitments and assisting with the syndication or marketing of the financing contemplated thereby) and taking all other actions reasonably necessary in connection with the issuance of the Subordinated Debt.

     Section 6.8 Employee Benefits. Holdings agrees to cause the Surviving Corporation and its Subsidiaries to honor and assume, and the Surviving Corporation agrees to honor and assume, the Company's employee benefit plans and employee programs, arrangements and agreements listed in the Company Disclosure Schedule, copies of which have previously been made available to Holdings. Nothing in this Agreement shall prohibit Holdings, the Surviving Corporation or its Subsidiaries from amending or terminating any such plan, program, arrangement or agreement at any time in accordance with Applicable Law (except as to benefits already vested thereunder) and subject to the terms of such plans, programs or arrangements or other agreements between the Company and its employees; provided, however, that any such amendment or termination prior to the first anniversary of the Closing Date shall not result in employee benefit plans and employee programs, arrangements and agreements for the benefit of the employees of the Surviving Corporation which are less favorable, in the aggregate, than the Company's employee benefit plans and employee programs, arrangements and agreements listed in the Company Disclosure Schedule. The Surviving

Corporation shall honor the terms of, and assume, the severance agreements, dated as of November 6, 1995, between the Company and twelve officers of the Company.

     Section 6.9 Public Announcements. Each of Holdings and the Company agrees that, except as may be required by Applicable Law as advised by counsel, it will not issue any press release or otherwise make any public statement with respect to this Agreement (including the Exhibits hereto) or the transactions contemplated hereby (or thereby) without having consulted the other party.

     Section 6.10 Directors' and Officers' Indemnification and Insurance.

          (a) Holdings and the Company agree that all rights to indemnification now existing in favor of any employee, agent, director or officer of the Company and its Subsidiaries (the "Indemnified Parties") as provided in their respective charters or by-laws, or in an agreement between an Indemnified Party and the Company or one of its Subsidiaries set forth in
     Section 6.10 of the Company Disclosure Schedule shall survive the Merger and shall continue in full force and effect for a period of eight years from the Effective Time; provided that in the event any claim or claims are asserted or made within such eight-year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims. The Surviving Corporation shall agree to indemnify all Indemnified Parties to the fullest extent permitted by Applicable Law with respect to all acts and omissions arising out of such individuals' services as officers, directors, employees or agents of the Company or any of its subsidiaries or as trustees or fiduciaries of any plan for the benefit of employees, or otherwise on behalf of, the Company or any of its Subsidiaries, occurring prior to the Effective Time including, without limitation, the transactions contemplated by this Agreement. Without limitation of the foregoing, in the event any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, including, without limitation, the transactions contemplated by this Agreement, occurring prior to, and including, the Effective Time, the Surviving Corporation will pay as incurred such Indemnified Party's legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith so long as such party shall enter into an undertaking with the Surviving Corporation to reimburse the Surviving Corporation, to the extent required by Applicable Law, for all amounts advanced if a court of competent jurisdiction shall ultimately determine that indemnification of such officer or director is prohibited by Applicable Law. The Surviving Corporation shall pay all expenses, including reasonable attorneys' fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in this
     Section 6.10.

          (b) Holdings agrees that the Company, and from and after the Effective Time, the Surviving Corporation shall cause to be maintained in effect for three years from the Effective Time the current policies of the directors' and officers' liability insurance maintained by the Company; provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous to the Indemnified Parties and provided that such substitution shall not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time; and provided, further, that the Surviving Corporation shall not be required to pay an annual premium in excess of 200% of the last annual premium paid by the Company prior to the date hereof (which premium is disclosed in Section 6.10 of the Company Disclosure Schedule) and if the Surviving Corporation is unable to obtain the insurance required by this Section 6.11(b) it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

     Section 6.11 Expenses. Except as otherwise set forth in Section 8.2(b), each party hereto shall bear its own costs and expenses in connection with this Agreement and the transactions contemplated hereby, except that (a) Holdings shall be responsible for any commitment fees (and any related costs, expenses and reimbursements) required to be paid pursuant to the Bank Commitment Letter and (b) the Company shall pay all SEC filing fees, printing and mailing costs for the Registration Statement, Proxy Statement and the registration statement to be filed in connection with the Subordinated Debt, and all other filing fees incurred in connection with this Agreement and the transactions contemplated hereby (but not more than $90,000 relating to filing fees under the HSR Act); provided, however, that, upon consummation of the Merger, the

Surviving Corporation will reimburse Holdings, its Affiliates and the third party investors who have entered into Subscription Agreements for all unreimbursed and documented costs and expenses.

     Section 6.12 Listing Application. The Company and Holdings shall each use its reasonable best efforts to cause the shares of New Company Common Stock to be issued pursuant to this Agreement in the Merger to be listed for trading on the NYSE.

     Section 6.13 Supplemental Disclosure. The Company shall give prompt notice to Holdings, and Holdings shall give prompt notice to the Company, of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause (x) any representation or warranty contained in this Agreement to be untrue or inaccurate or (y) any covenant, condition or agreement contained in this Agreement not to be complied with or satisfied and
(ii) any failure of the Company or Holdings, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.13 shall not have any effect for the purpose of determining the satisfaction of the conditions set forth in Article VII of this Agreement or otherwise limit or affect the remedies available hereunder to any party.

     Section 6.14 Holdings' Stockholders Agreement. Holdings shall use its best efforts to cause the current Stockholders Agreement, dated as of November 7, 1995, among the stockholders of Holdings to be terminated by all of the parties thereto on or prior to the Effective Time.

     Section 6.15 Obligations Upon Exercise of Stock Option Agreement.

          (a) In the event that Holdings exercises its right to purchase Shares from K-H pursuant to the Stock Option Agreement, Holdings agrees, and in the event of the assignment by Holdings of any of its rights under the Stock Option Agreement, Holdings will cause any assignee thereof to agree, that: (i) it will, within one year from the date of the purchase of the Shares pursuant to the Stock Option Agreement (the "Purchase"), commence an offer pursuant to Section 13(e)(4) or 14(d) of the Exchange Act (the "Offer") to purchase all of the then outstanding Shares not owned by Holdings for consideration with a fair market value of not less than $32 per share and will consummate such offer within 60 days from the date of commencement thereof; (ii) neither Holdings nor any of its Affiliates will acquire (or propose to acquire other than pursuant to clause (i) above) beneficial ownership (as the term "beneficial ownership" is used in Rule 13d-3 under the Exchange Act) of any additional Shares (and shall dispose of any other Shares beneficially owned by Holdings or its Affiliates other than the Shares acquired pursuant to the Purchase) unless and until it has consummated the Offer and purchased all Shares validly tendered pursuant thereto; and (iii) in the event that (x) the Offer is not commenced and consummated within 425 days following the Purchase and (y) the Company increases the Board of Directors by two members and appoints one designee of Holdings to the Company's Board of Directors (provided, that in no event will Holdings or its Affiliates have more than one representative on the Company's Board of Directors if the event in clause (x) above occurs), Holdings will, for the 365-day period following the 425-day period referred to above (the "Standstill Period"), (I) vote all of its Shares in favor of any transaction proposed by the Company's Board of Directors pursuant to which each stockholder of the Company will receive consideration with a fair market value of not less than $32 per Share (as adjusted for any stock splits, stock dividends, reclassifications or the like occurring after the date hereof) (an "Alternative Transaction"), (II) cooperate with the Company in connection with any Alternative Transaction and (III) not influence or control or seek or propose to influence or control the management or the policies of the Company (other than through its designee on the Board of Directors) or seek to obtain additional representation on the Board of Directors of the Company, or solicit, or participate in the solicitation of, any proxies or consents with respect to any securities of the Company, or make any public announcement with respect to any of the foregoing or request permission to do any of the foregoing.

          (b) The Company agrees that in the event that an Alternative Transaction is not consummated during the Standstill Period, upon the expiration of the Standstill Period, all restrictions on Holdings and its Affiliates pursuant to this Section 6.15 shall automatically terminate and be of no further force or effect.

                                  ARTICLE VII

                    CONDITIONS TO CONSUMMATION OF THE MERGER

     Section 7.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction or waiver at or prior to the Closing Date of the following conditions:

          (a) Stockholder Approval. This Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite vote (as described in Section 6.6) of the stockholders of Holdings and the Company in accordance with Applicable Law.

          (b) HSR and Other Antitrust Approvals. The waiting periods (and any extension thereof) applicable to the consummation of the Merger and the transactions contemplated hereby under the HSR Act shall have expired or been terminated.

          (c) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC.

          (d) No Injunction. No Governmental Entity having jurisdiction over the Company or Holdings, or any of their respective Subsidiaries, shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Merger or the Stock Option Agreement illegal or otherwise prohibiting consummation of the Merger.

          (e) Litigation. There shall not have been instituted or be pending any suit, action or proceeding by any Governmental Entity as a result of this Agreement or any of the transactions contemplated hereby which questions the validity or legality of the transactions contemplated by this Agreement or the Stock Option Agreement.

          (f) Financing. The Company shall have obtained, pursuant to the Financing Commitments or otherwise, the funds necessary to consummate the transactions contemplated by this Agreement on the terms set forth herein, except this condition shall not be applicable to Holdings with respect to any portion of the Financing Commitment represented by the Subscription Agreements if any party to a Subscription Agreement shall be in breach of its commitment with respect to the portion of the Financing that such party shall have committed to provide.

          (g) Solvency Opinion. Holdings and the Company shall have received a solvency opinion, in form and substance reasonably satisfactory to Holdings and the Company, from a nationally recognized investment banking or valuation firm, with respect to the solvency of the Surviving Corporation after giving effect to the Merger and the transactions contemplated by this Agreement.

     Section 7.2 Conditions to Obligations of Holdings to Effect the Merger. The obligations of Holdings to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions, unless waived in writing by Holdings:

          (a) Representations and Warranties. The representations and warranties of the Company that are qualified with reference to a Company Material Adverse Effect shall be true and correct and the representations and warranties that are not so qualified shall be true and correct except where the failure to be true and correct would not have a Company Material Adverse Effect, in each case as of the date hereof, and, except to the extent such representations and warranties speak as of an earlier date, as of the Effective Time as though made at and as of the Effective Time, and Holdings shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

          (b) Performance of Obligations of the Company. The Company shall have performed all obligations required to be performed by it under this Agreement at or prior to the Effective Time except where the failure to so perform would not have a Company Material Adverse Effect, and Holdings shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

          (c) Opinion of Company Counsel. Holdings shall have received an opinion of outside counsel to the Company reasonably acceptable to Holdings, dated the Effective Time, in form and substance reasonably acceptable to Holdings.

          (d) Material Adverse Change. Since the date of this Agreement, there shall have been no event or occurrence which has had, or would reasonably be expected to have, a Company Material Adverse Effect; and Holdings shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

     Section 7.3 Conditions to Obligation of the Company to Effect the
Merger. The obligation of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions, unless waived in writing by the Company:

          (a) Representations and Warranties. The representations and warranties of Holdings that are qualified with reference to a Holdings Material Adverse Effect shall be true and correct and the representations and warranties that are not so qualified shall be true and correct except where the failure to be true and correct would not have a Holdings Material Adverse Effect, in each case as of the date hereof, and, except to the extent such representations and warranties speak as of an earlier date, as of the Effective Time as though made on and as of the Effective Time, and the Company shall have received a certificate signed on behalf of Holdings by the chief executive officers or the chief financial officers of Holdings to such effect.

          (b) Performance of Obligations of Holdings. Holdings shall have performed all obligations required to be performed by it under this Agreement at or prior to the Effective Time except where the failure to so perform would not have a Holdings Material Adverse Effect, and the Company shall have received a certificate signed on behalf of Holdings by the chief executive officer or the chief financial officer of Holdings to such effect.

          (c) Opinion of Holdings' Counsel. The Company shall have received an opinion of outside counsel to Holdings reasonably acceptable to the Company, dated the Effective Time, in form and substance reasonably acceptable to the Company.

                                  ARTICLE VIII

                                  TERMINATION

     Section 8.1 Termination. This Agreement may be terminated, and the Merger and the other transactions contemplated hereby may be abandoned, at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company or Holdings:

          (a) by mutual written consent of Holdings and the Company;

          (b) by either Holdings or the Company, if (i) the Merger shall not have been consummated on or before August 15, 1996 or (ii) the stockholders of the Company or the Stockholders of Holdings do not approve this Agreement by the requisite vote at a meeting duly convened therefor or any adjournment thereof (unless, in the case of any such termination pursuant to this Section 8.1(b), the failure of such event to occur shall have been caused by the action or failure to act of the party seeking to terminate this Agreement, which action or failure to act constitutes a breach of such party's obligations under this Agreement);

          (c) by either Holdings or the Company, if any permanent injunction, order, decree or ruling by any Governmental Entity of competent jurisdiction preventing the consummation of the Merger shall have become final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(c) shall have used reasonable best efforts to remove such injunction or overturn such action;

          (d) by Holdings, if (i) there has been a breach of any of the representation or warranties, covenants or agreements the effect of which is a Company Material Adverse Effect set forth in this Agreement on the part of the Company, which breach is not curable or, if curable, is not cured within 45 days after written notice of such breach is given by Holdings to the Company, or (ii) the Board of Directors of the Company (x) fails to recommend the approval of this Agreement and the Merger to the Company's stockholders in accordance with Section 6.5(a) hereof, or (y) withdraws or amends or modifies in a manner adverse to Holdings its recommendation or approval in respect of this Agreement or the Merger or fails to reconfirm such recommendation within 5 business days of a reasonable written request for such confirmation by Holdings;

          (e) by the Company if the Board of Directors of the Company shall reasonably determine that a proposal for an Acquisition Transaction constitutes a Superior Proposal; provided, however, that the Company may not terminate this Agreement pursuant to this clause (e) unless (i) 5 business days shall have elapsed after delivery to Holdings of a written notice of such determination by such Board of Directors and, during such 5-business-day period, the Company shall have informed Holdings of the material terms and conditions and financing arrangements of such proposal for an Acquisition Transaction and the identity of the person or group making such proposal for an Acquisition Transaction and (ii) at the end of such 5-day-business period, such Board of Directors shall continue reasonably to believe that such proposal for an Acquisition Transaction constitutes a Superior Proposal and promptly thereafter the Company shall enter into a definitive acquisition, merger or similar agreement to effect such Superior Proposal; and

          (f) by the Company, if there has been a breach of any of the representations or warranties, covenants or agreements the effect of which is a Holdings Material adverse Effect set forth in this Agreement on the part of Holdings, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by the Company to Holdings.

     Section 8.2 Effect of Termination.

          (a) In the event of termination of this Agreement pursuant to this
     Article VIII, the Merger shall be deemed abandoned and this Agreement shall forthwith become void, except that the provisions of the last sentence of
     Section 6.1, Section 6.11 and Section 6.15 shall survive any termination of this Agreement; provided, however, that nothing in this Agreement shall relieve any party from liability for any breach of this Agreement.

          (b) If (x) Holdings shall have terminated this Agreement pursuant to
     Section 8.1(d)(ii) or (y) the Company shall have terminated this Agreement pursuant to Section 8.1(e), or (z) Holdings or the Company shall have terminated this Agreement pursuant to Section 8.1(b) and such termination was not solely the result of any action or inaction by Holdings which resulted in the failure of the conditions in Section 7.1(b),(d),(e),(f) or
     (g) or Section 7.3, and, prior to or within six months after any termination described in this clause (z), the Company (or any of its Subsidiaries) shall have directly or indirectly entered into a definitive agreement for, or shall have consummated, an Acquisition Transaction, in which the equivalent per Share consideration received by the Company or its stockholders is equal to or greater than $30 then, in any of such cases, the Company shall pay Holdings (A) a termination fee of $20 million, plus
     (B) an amount equal to Holdings' actual, documented out-of-pocket expenses, not exceeding $5 million, in connection with this Agreement (including, without limitation, attorneys' fees and fees of financial advisors); provided, however, no fees shall be payable or expenses reimbursed pursuant to this Section 8.2(b) if at the time of termination of this Agreement pursuant to Section 8.1(b)(i) either (aa) the waiting period under the HSR Act (including any voluntary extension of such period) shall not have expired or (bb) any Governmental Entity is asserting an objection under the Antitrust Laws to the transactions contemplated by this Agreement. Any fees or amounts payable under this Section 8.2(b) shall be paid in same day funds contemporaneous with a termination described in either clause (x) or
     (y) of this Section 8.2(b), and no notice of termination pursuant to such sections shall be effective and this Agreement shall not terminate, until such termination fee is received by Holdings, or concurrently with or prior to the entering into of the definitive agreement for, or the consummation of, such Acquisition Transaction, in the case of a termination described in clause (y) of this Section 8.2(b).

                                   ARTICLE IX

                               GENERAL PROVISIONS

     Section 9.1 Amendment and Modification. At any time prior to the Effective Time, this Agreement may be amended, modified or supplemented only by written agreement (referring specifically to this Agreement) of Holdings and the Company with respect to any of the terms contained herein; provided, however, that after any approval and adoption of this Agreement by the stockholders of the Company, no such amendment, modification or supplementation shall be made which under Applicable Law requires the approval of such stockholders, without the further approval of such stockholders.

     Section 9.2 Waiver. At any time prior to the Effective Time, Holdings, on the one hand, and the Company, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties of the other contained herein or in any documents delivered pursuant hereto and (iii) waive compliance by the other with any of the agreements or conditions contained herein which may legally be waived. Any such extension or waiver shall be valid only if set forth in an instrument in writing specifically referring to this Agreement and signed on behalf of such party.

     Section 9.3 Survivability; Investigations. The respective representations and warranties of Holdings, on the one hand, and the Company, on the other hand, contained herein or in any certificates or other documents delivered prior to or as of the Effective Time (i) shall not be deemed waived or otherwise affected by any investigation made by any party hereto and (ii) shall not survive beyond the Effective Time. The covenants and agreements of the parties hereto (including the Surviving Corporation after the Merger) shall survive the Effective Time, without limitation (except for those which, by their terms, contemplate a shorter survival period).

     Section 9.4 Notices. All notices and other communications hereunder shall be in writing and shall be delivered personally or by next-day courier or telecopied with confirmation of receipt, to the parties at the addresses specified below (or at such other address for a party as shall be specified by like notice; provided that notices of a change of address shall be effective only upon receipt thereof). Any such notice shall be effective upon receipt, if personally delivered or telecopied, or one day after delivery to a courier for next-day delivery.

           (a) If to Holdings to:

               MWC Holdings, Inc.
               2501 Woodlake Circle
               Okemos, Michigan 48864
               Attention: General Counsel
               Telecopier: (517) 337-5886

           with copies to:

               Joseph Littlejohn & Levy
               450 Lexington Avenue
               New York, New York 10022
               Attention: Paul S. Levy
               Telecopier: (212) 286-8626
               and

Skadden, Arps, Slate, Meagher & Flom
One Rodney Square
               Wilmington, Delaware 19801
               Attention: Robert B. Pincus, Esq.
               Telecopier: (302) 651-3001

           (b) if to the Company, to:

               Hayes Wheels International, Inc.
               38481 Huron River Drive
               Romulus, Michigan 48174
               Attention: General Counsel
               Telecopier: (313) 942-5199

           with a copy to:

               Wachtell, Lipton, Rosen & Katz
               51 West 52nd Street
               New York, New York 10019
               Attention: David A. Katz, Esq.
               Telecopier: (212) 403-2000

     Section 9.5 Descriptive Headings; Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References in this Agreement to Sections, Exhibits or Articles mean a Section, Exhibit or Article of this Agreement unless otherwise indicated. References to this Agreement shall be deemed to include the Exhibits hereto, unless the context otherwise requires. The term "person" shall mean and include an individual, a partnership, a joint venture, a corporation, a trust, a Governmental Entity or an unincorporated organization.

     Section 9.6 Entire Agreement; Assignment. This Agreement (including the Exhibits and other documents and instruments referred to herein), together with the three Confidentiality Agreements, constitute the entire agreement and supersede all other prior agreements and understandings, both written and oral, among the parties or any of them, with respect to the subject matter hereof. This Agreement is not intended to confer upon any person not a party hereto any rights or remedies hereunder. This Agreement shall not be assigned by operation of law or otherwise.

     Section 9.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the provisions thereof relating to conflicts of law.

     Section 9.8 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a federal or state court sitting in the State of Delaware.

     Section 9.9 Severability. In case any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect against a party hereto, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby and such invalidity, illegality or unenforceability shall only apply as to such party in the specific jurisdiction where such judgment shall be made.

     Section 9.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

     Section 9.11 Third-Party Beneficiaries. Nothing in this Agreement, except for the provisions of Section 6.10 to the extent they apply to directors and officers of the Company, is intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     IN WITNESS WHEREFORE, each of Holdings and the Company has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

                                          MWC HOLDINGS, INC.

                                          By: /s/ R.W. Tuley

                                          --------------------------------------
                                               Name: R.W. Tuley
                                               Title: President

                                          HAYES WHEELS INTERNATIONAL, INC.

                                          By: /s/ Daniel M. Sandberg

                                          --------------------------------------
                                          Name: Daniel M. Sandberg
                                          Title: Vice President

                                                                        ANNEX II
                                                                   GOLDMAN SACHS

PERSONAL AND CONFIDENTIAL

March 28, 1996

The Board of Directors
Hayes Wheels International, Inc.
38481 Huron River Drive
Romulus, MI 48174

Gentlemen:

You have requested our opinion as to the fairness to the holders of the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Hayes Wheels International, Inc. (the "Company") of the $28.80 per Share in cash, together with one-tenth of a share of common stock, par value $.01 per share, of the surviving corporation ("New Common Stock" and, together with the $28.80 per share in cash, the "Consideration"), to be received by such holders pursuant to the Agreement and Plan of Merger dated as of March 28, 1996 between MWC Holdings, Inc. ("MWC") and the Company (the "Agreement").

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as co-manager in connection with the Company's public debt financing and initial public offering in 1992 and having acted as financial advisor to the Company in connection with, and having participated in certain of the negotiations leading to, the Agreement. We also have acted as financial advisor to a special committee of the Board of Directors of the Company considering a prior proposal to acquire the Company made by Varity Corp. ("Varity"), the largest stockholder of the Company. In addition, we also have acted as financial advisor to Varity from time to time, including having acted as co-manager in connection with equity financings for Varity.

In connection with this opinion, we have reviewed, among other things, the Agreement, including the exhibits thereto; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the three fiscal years ended January 31, 1995; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; Annual Reports on Form 10-K of Motor Wheel Corporation, a wholly-owned subsidiary of MWC ("Motor Wheel"), for the two fiscal years ended December 31, 1994 and certain Quarterly Reports on Form 10-Q of Motor Wheel; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company and MWC prepared by their respective managements. We also have held discussions with members of the senior management of the Company and MWC regarding the past and current business operations, financial condition and future prospects of their respective companies and for the companies as combined pursuant to the Agreement. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations and performed such other studies and analyses as we considered appropriate.

We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company and MWC or any of their

The Board of Directors
Hayes Wheels International, Inc.
Page Two

subsidiaries and we have not been furnished with any such evaluation or appraisal. In providing our opinion, we are not expressing any view as to the price at which the New Common Stock may trade following the consummation of the transactions contemplated by the Agreement. Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of the Company in its evaluation of the transactions contemplated by the Agreement and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed transaction.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Consideration to be received by the holders of Shares pursuant to the Agreement is fair to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
- ---------------------------------------------------------
(GOLDMAN, SACHS & CO.)

                                                                       ANNEX III

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

     262 APPRAISAL RIGHTS. -- (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251, 252, 254, 257, 258, 263 or 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsections (f) or (g) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

                                      III-1

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec.228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of

                                      III-2
their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall

                                      III-3
be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 299, L. '95, eff. 2-1-96.)

                                      III-4

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "DGCL") permits a Delaware corporation to indemnify officers, directors, employees and agents for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful. The DGCL provides that a corporation may pay expenses (including attorneys' fees) incurred by an officer or Director in defending any civil, criminal, administrative or investigative action (upon receipt of a written undertaking to reimburse the corporation if indemnification is not appropriate), and must reimburse a successful defendant for expenses, including attorney's fees, actually and reasonably incurred, and permits a corporation to purchase and maintain liability insurance for its directors and officers. The DGCL provides that indemnification may be made for any claim, issue or matter as to which a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation, unless and only to the extent a court determines that the person is entitled to indemnity for such expenses as the court deems proper.

     The Company By-Laws provide, among other things, that, to the fullest extent authorized by the DGCL, the Company indemnify, hold harmless and advance expenses to each person (and, where applicable, and whether the person died testate or interstate, the personal representative of the person, the estate of such person and such person's legatees and heirs) who is or has served as a director or officer of the Company or any predecessor of the Company, or any other enterprise at the request of the Company or of any predecessor of the Company, who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person of whom he or she as the legal representative, is or was a director or officer of the Company, or is or was serving at the request of Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity while serving as a director, officer, employee or agent, provided such proceeding was authorized by the Company Board. The right to indemnification conferred by the Company By-Laws includes the right to have paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition, provided that, if required by the DGCL, the payment of such expenses incurred by a director or officer of the Company in his or her capacity as a director or officer of the Company (and not in any other capacity in which service was rendered by such person while a director or officer) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking, by or on behalf of such director of officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is or was not so entitled to be indemnified under the Company By-Laws or otherwise. The indemnification rights conferred by the Company By-Laws are not exclusive of any other right to which persons seeking indemnification may be otherwise entitled. The Company By-Laws provide that claims for indemnification shall be liberally construed in favor of indemnification, and create a rebuttable presumption that the claimant is entitled to indemnification. The Company Board in its discretion may indemnify any other person made a party to any suit or proceeding by reason of such person acting on behalf of or serving at the request of the Company or any predecessor of the Company.

     The DGCL permits a Delaware corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a Director to the corporation or its stockholders for monetary damages for a breach of the Director's fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which concerns unlawful payments of dividends, stock purchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit. Each of the Company Charter, the Holdings Charter and the Amended Charter contains provisions limiting the liability of their respective directors, to the fullest extent currently permitted by the DGCL for monetary damages for breach of their fiduciary duty as directors. The Company Charter further provides that, if the DGCL is amended to authorize corporation actions further eliminating or limiting the personal liability of directors, the liability of a director of the Company will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The Holdings Charter and the Amended Charter do not include any provisions incorporating future amendments to the DGCL which further eliminate or limit the personal liability of directors.

     While these provisions provide directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) The following is a list of Exhibits included as part of this Registration Statement. Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request. Items marked with an asterisk are filed herewith.

 2.1           Agreement and Plan of Merger, dated as of March 28, 1996, between MWC Holdings,
               Inc. and Hayes Wheels International, Inc. (included as Annex I to the Joint Proxy
               Statement/Prospectus)
 3.1(a)**      Restated Certificate of Incorporation of Hayes Wheels International, Inc.
               (incorporated by reference from Hayes Wheels International, Inc. Registration
               Statement No. 33-53780 on Form S-1, filed with the SEC on October 27, 1992, as amended)
 3.1(b)*,**    Amended and Restated Certificate of Incorporation of Hayes Wheels International,
               Inc.
 3.2(a)**      By-Laws of Hayes Wheels International, Inc. (incorporated by reference from Hayes
               Wheels International, Inc. Registration Statement No. 33-53780 on Form S-1, filed with the SEC on October 27, 1992, as amended)
 3.2(b)*,**    Amended and Restated By-Laws of Hayes Wheels International, Inc.
 4.1           Indenture, dated as of November 15, 1992, between Hayes Wheels International,
               Inc. and Manufacturers and Traders Trust Company, as Trustee ($100,000,000
               principal amount of 9 1/4% Senior Notes due 2002), including all exhibits thereto
               (incorporated by reference to Exhibit 4.2 of the Form 10-K for the year ended
               January 31, 1993 of Hayes Wheels International, Inc. (File No. 1-11592))
 4.2*          Certificate of Designation of Series A Preferred Stock of Hayes Wheels
               International, Inc.
 5.1*          Opinion of Altheimer & Gray to Hayes Wheels International, Inc., regarding the legality of the securities being registered
 8.1*          Opinion of Skadden, Arps, Slate, Meagher & Flom, as to certain United States federal income tax consequences of the Merger
 8.2*          Opinion of Altheimer & Gray, as to certain United States federal income tax consequences of the Merger
10.1           Form of Subscription Agreements, each dated March 28, 1996, between each Investor and Hayes Wheels International, Inc. (incorporated by reference to Exhibit 10.1 to the Hayes Wheels International, Inc. Form 8-K, dated March 28, 1996)
10.2           Form of Warrant Agreement, to be entered into between Hayes Wheels International,
               Inc. and the Warrant Agent (incorporated by reference to Exhibit 10.2 to the
               Hayes Wheels International, Inc. Form 8-K, dated March 28, 1996)
10.3           Stock Option Agreement, dated as of March 28, 1996, by and among Varity
               Corporation, K-H Corporation and MWC Holdings, Inc. (incorporated by reference to
               Exhibit 10.3 to the Hayes Wheels International, Inc. Form 8-K, dated March 28,
               1996)

10.4           Registration Rights Agreement, dated as of March 28, 1996 among Hayes Wheels
               International, Inc., Varity Corporation and K-H Corporation (incorporated by reference to Exhibit 10.4 to the Hayes Wheels International, Inc. Form 8-K, dated
               March 28, 1996)
10.5           Letter Agreement, dated March 28, 1996, among MWC Holdings, Inc., Joseph
               Littlejohn & Levy Fund II LP, TSG Capital Fund II, L.P., CIBC WG Argosy Merchant
               Fund 2, L.L.C., Chase Equity Associates, L.P. and Nomura Holding America, Inc.
               (incorporated by reference to Exhibit 1E to the Hayes Wheels International, Inc.
               Schedule 13D, dated April 8, 1996)
10.6           Credit Agreement, dated as of November 30, 1992, and amended and restated as of
               November 30, 1993, June 10, 1994 and March 24, 1995, between Hayes Wheels
               International, Inc., the Subsidiary Guarantors (as defined therein), the Banks named on the signature pages thereof, The Chase Manhattan Bank (National
               Association) as Agent, and the Bank of Nova Scotia, as Co-Agent (incorporated by reference to Exhibit 4.4 to Hayes Wheels International, Inc. Form 10-K for the
               year ended January 31, 1995 (File No. 1-11592))
10.7           Employment Agreement, among Richard W. Tuley, MWC, Holdings, Inc. and Motor Wheel
               Corporation, dated November 7, 1995 (incorporated by reference to Exhibit
               10(h)(iii)(1) to Motor Wheel Corporation Form 10-K for the year ended December
               31, 1995 (File No. 33-11958))
10.8*          Senior Secured Credit Facilities Commitment Letter, among Canadian Imperial Bank of Commerce, Merrill Lynch Capital Corporation, Hayes Wheels International, Inc.
               and MWC Holdings, Inc., dated March 28, 1996
12.1*          Calculation of Ratio of Earnings to Fixed Charges
23.1*          Consent of KPMG Peat Marwick LLP
23.2*          Consent of Ernst & Young LLP
23.4           Consent of Altheimer & Gray (included in its opinion filed as Exhibit 5.1 hereto)
23.5           Consent of Skadden, Arps, Slate, Meagher & Flom (included in its opinion filed as
               Exhibit 8.1 hereto)
23.6           Consent of Altheimer & Gray (included in its opinion filed as Exhibit 8.2 hereto)
23.7*          Consent of Houlihan Lokey Howard & Zuken, Inc.
24.1           Powers of Attorney (see signature page)
99.1*          Form of proxy card to be mailed to holders of Hayes Wheels International, Inc.
99.2*          Form of proxy card to be mailed to holders of MWC Holdings, Inc.

- -------------------------
  * Items marked with an asterisk are filed herewith.

 ** Prior to or at the Effective Time of the Merger, the Restated Certificate of Incorporation and By-Laws of Hayes Wheels International, Inc. will be amended to read as set forth in Exhibits 3.1(b) and 3.2(b).

(b) Not applicable.

(c) The opinion of Goldman, Sachs & Co. is included as Annex II to the Joint Proxy Statement/Prospectus.

ITEM 22. UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes: (1) to file, during any period in which offers or sales are being made, a post- effective amendment to this registrant statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (c) (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (2) The Registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registration in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Romulus, State of Michigan, on this 30th day of May 1996.

                                        HAYES WHEELS INTERNATIONAL, INC.

                                        By:        /S/ WILLIAM D. SHOVERS

                                           -------------------------------------
                                           Name: William D. Shovers
                                           Title: Vice President -- Finance

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Daniel M. Sandberg and Barry Miller, and each of them, each with full power to act without the other, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign any or all further amendments or supplements (including post-effective amendments) to this Form S-4 Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitutes, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

                  SIGNATURE                                TITLE                     DATE
- ---------------------------------------------   ---------------------------   ------------------
              /S/ JOHN E. UTLEY                 Chairman of the Board of            May 30, 1996
- ---------------------------------------------   Directors
                John E. Utley
               /S/ RANKO CUCUZ                  President and Chief                 May 30, 1996
- ---------------------------------------------   Executive Officer
                 Ranko Cucuz                    (Principal Executive
                                                Officer); Director
           /S/ WILLIAM D. SHOVERS               Chief Financial Officer             May 30, 1996
- ---------------------------------------------   (Principal Accounting
             William D. Shovers                 Officer and Principal
                                                Financial Officer)
            /S/ J. ANTHONY GILROY               Director                            May 30, 1996
- ---------------------------------------------
              J. Anthony Gilroy
             /S/ JOHN S. RODEWIG                Director                            May 30, 1996
- ---------------------------------------------
               John S. Rodewig
             /S/ KENNETH L. WAY                 Director                            May 30, 1996
- ---------------------------------------------
               Kenneth L. Way

                                 EXHIBIT INDEX

                                                                                       SEQUENTIALLY
                                                                                         NUMBERED
 EXHIBIT NO.                                 DESCRIPTION                                   PAGE
- -------------    -------------------------------------------------------------------   ------------
 2.1             Agreement and Plan of Merger, dated as of March 28, 1996, between
                 MWC Holdings, Inc. and Hayes Wheels International, Inc. (included as Annex I to the Joint Proxy Statement/Prospectus)
 3.1(a)**        Restated Certificate of Incorporation of Hayes Wheels
                 International, Inc. (incorporated by reference from Hayes Wheels
                 International, Inc. Registration Statement No. 33-53780 on Form
                 S-1, filed with the SEC on October 27, 1992, as amended)
 3.1(b)*, **     Amended and Restated Certificate of Incorporation of Hayes Wheels
                 International, Inc.
 3.2(a)**        By-Laws of Hayes Wheels International, Inc. (incorporated by reference from Hayes Wheels International, Inc. Registration
                 Statement No. 33-53780 on Form S-1, filed with the SEC on October
                 27, 1992, as amended)
 3.2(b)*, **     Amended and Restated By-Laws of Hayes Wheels International, Inc.
 4.1             Indenture, dated as of November 15, 1992, between Hayes Wheels
                 International, Inc. and Manufacturers and Traders Trust Company, as
                 Trustee ($100,000,000 principal amount of 9 1/4% Senior Notes due
                 2002), including all exhibits thereto (incorporated by reference to
                 Exhibit 4.2 of the Form 10-K for the year ended January 31, 1993 of
                 Hayes Wheels International, Inc. (File No. 1-11592))
 4.2*            Certificate of Designation of Series A Preferred Stock of Hayes
                 Wheels International, Inc.
 5.1*            Opinion of Altheimer & Gray to Hayes Wheels International, Inc.,
                 regarding the legality of the securities being registered
 8.1*            Opinion of Skadden, Arps, Slate, Meagher & Flom, as to certain
                 United States federal income tax consequences of the Merger
 8.2*            Opinion of Altheimer & Gray, as to certain United States federal income tax consequences of the Merger
10.1             Form of Subscription Agreements, each dated March 28, 1996, between each Investor and Hayes Wheels International, Inc. (incorporated by reference to Exhibit 10.1 to the Hayes Wheels International, Inc.
                 Form 8-K, dated March 28, 1996)
10.2             Form of Warrant Agreement, to be entered into between Hayes Wheels
                 International, Inc. and the Warrant Agent (incorporated by reference to Exhibit 10.2 to the Hayes Wheels International, Inc.
                 Form 8-K, dated March 28, 1996)
10.3             Stock Option Agreement, dated as of March 28, 1996, by and among
                 Varity Corporation, K-H Corporation and MWC Holdings, Inc.
                 (incorporated by reference to Exhibit 10.3 to the Hayes Wheels
                 International, Inc. Form 8-K, dated March 28, 1996)
10.4             Registration Rights Agreement, dated as of March 28, 1996 among
                 Hayes Wheels International, Inc., Varity Corporation and K-H
                 Corporation (incorporated by reference to Exhibit 10.4 to the Hayes
                 Wheels International, Inc. Form 8-K, dated March 28, 1996)

                                                                                       SEQUENTIALLY
                                                                                         NUMBERED
 EXHIBIT NO.                                 DESCRIPTION                                   PAGE
- -------------    -------------------------------------------------------------------   ------------
10.5             Letter Agreement, dated March 28, 1996, among MWC Holdings, Inc.,
                 Joseph Littlejohn & Levy Fund II LP, TSG Capital Fund II, L.P.,
                 CIBC WG Argosy Merchant Fund 2, L.L.C., Chase Equity Associates,
                 L.P. and Nomura Holding America, Inc. (incorporated by reference to
                 Exhibit 1E to the Hayes Wheels International, Inc. Schedule 13D,
                 dated April 8, 1996)
10.6             Credit Agreement, dated as of November 30, 1992, and amended and restated as of November 30, 1993, June 10, 1994 and March 24, 1995,
                 between Hayes Wheels International, Inc., the Subsidiary Guarantors
                 (as defined therein), the Banks named on the signature pages thereof, The Chase Manhattan Bank (National Association) as Agent,
                 and the Bank of Nova Scotia, as Co-Agent (incorporated by reference to Exhibit 4.4 to Hayes Wheels International, Inc. Form 10-K for
                 the year ended January 31, 1995 (File No. 1-11592))
10.7             Employment Agreement, among Richard W. Tuley, MWC, Holdings, Inc.
                 and Motor Wheel Corporation, dated November 7, 1995 (incorporated by reference to Exhibit 10(h)(iii)(1) to Motor Wheel Corporation
                 Form 10-K for the year ended December 31, 1995 (File No. 33-11958))
10.8*            Senior Secured Credit Facilities Commitment Letter, among Canadian
                 Imperial Bank of Commerce, Merrill Lynch Capital Corporation, Hayes
                 Wheels International, Inc. and MWC Holdings, Inc., dated March 28,
                 1996
12.1*            Calculation of Ratio of Earnings to Fixed Charges
23.1*            Consent of KPMG Peat Marwick LLP
23.2*            Consent of Ernst & Young LLP
23.4             Consent of Altheimer & Gray (included in its opinion filed as
                 Exhibit 5.1 hereto)
23.5             Consent of Skadden, Arps, Slate, Meagher & Flom (included in its opinion filed as Exhibit 8.1 hereto)
23.6             Consent of Altheimer & Gray (included in its opinion filed as
                 Exhibit 8.2 hereto)
23.7*            Consent of Houlihan Lokey Howard & Zuken, Inc.
24.1             Powers of Attorney (see signature page)
99.1*            Form of proxy card to be mailed to holders of Hayes Wheels
                 International
99.2*            Form of proxy card to be mailed to holders of MWC Holdings, Inc.

- -------------------------
 * Items marked with an asterisk are filed herewith.

** Prior to or at the Effective Time of the Merger, the Restated Certificate of Incorporation and By-Laws of Hayes Wheels International, Inc. will be amended to read as set forth in Exhibits 3.1(b) and 3.2(b).